Filed by EigenQ Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Silicon Valley Acquisition Corp.

(Commission File No. 001-43030)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 17, 2026

Silicon Valley Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43030	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

228 Hamilton Avenue, 3rd Floor Palo Alto, California	94301
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 206-8315

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	SVAQU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	SVAQ	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SVAQW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to the Business Combination Agreement

As previously disclosed, on June 17, 2026, Silicon Valley Acquisition Corp., a Cayman Islands exempted company (“SVAQ”, and following the Business Combination Closing, “PubCo”), entered into a Business Combination Agreement (as amended by certain Amendment No. 1, dated as of August 6, 2026, the “Business Combination Agreement”), with SVAQ Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of SVAQ (“Merger Sub”), and EigenQ, Inc., a Delaware corporation (“EigenQ” or the “Company”), pursuant to which, among other things and subject to the terms and conditions contained therein, (i) SVAQ will transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate (the “Domestication”) as a Delaware corporation prior to the consummation of the Business Combination (the “Business Combination Closing”), and (ii) Merger Sub will merge with and into the Company (the “Merger”, together with the Domestication and such other transactions contemplated under the Business Combination Agreement, collectively, the “Business Combination”), with the Company continuing as the surviving company. After giving effect to the Merger, the Company will be a wholly-owned subsidiary of SVAQ.

On September 17, 2026, SVAQ, Merger Sub, and the Company entered into a second amendment to the Business Combination Agreement (the “BCA Amendment”, together with the Business Combination Agreement, the “Amended BCA”), which amends the Business Combination Agreement to, among other things, (i) clarify the applicable Company Stockholders (as defined in the Business Combination Agreement) subject to the Registration Rights and Lock-up Agreement to those listed on newly added Annex B. The BCA Amendment also extends the Outside Date (as defined in the Business Combination Agreement) from February 14, 2027 to June 30, 2027, subject to automatic monthly extensions with written consent of SVAQ and the Company.

The foregoing description of the BCA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the BCA Amendment, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K (“Current Report”), and incorporated herein by reference.

Note Financing

On September 17, 2026 (the “Agreement Date”), SVAQ and EigenQ, entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which, at the Initial Closing (as defined in the Purchase Agreement), EigenQ issued to the Investor (i) a senior secured note (the “Initial Notes”) with an original principal amount of $22,225,000 and an original issue discount of 10% and (ii) warrants to purchase 1,852,083 shares of the Company’s common stock at an exercise price of $12.00 per share (the “Initial Warrants”).

Additionally, pursuant to the Purchase Agreement, immediately prior to the Business Combination Closing and subject to certain conditions, EigenQ shall issue to the Investor (i) additional senior secured notes (the “Additional Notes,” and together with the Initial Notes, the “EigenQ Notes”) with an original principal amount of $22,225,000 and an original issue discount of 10% and (ii) additional warrants to purchase 1,852,084 shares of the Company’s common stock at an exercise price of $12.00 per share (the “Additional Warrants,” and together with the Initial Warrants, the “EigenQ Warrants”).

EigenQ Notes

The EigenQ Notes bear interest at a rate equal to (i) eight percent (8%) per annum for any interest paid in cash (the “Cash Interest Rate”) and (ii) ten percent (10%) per annum for any interest paid in kind (“PIK”) and, unless earlier converted or redeemed, will mature on the six month anniversary of the issuance of the Initial note (the “Maturity Date”), provided that, if as of the initial Maturity Date, the Business Combination Agreement has not been terminated as of such initial Maturity Date and the Outside Date is at least six months following such extended Maturity Date, the Maturity Date shall be extended for another three months. Upon the Maturity Date, the principal amount and accrued interest are payable to the Investor, along with a premium equal to 30% of the original principal balance of the EigenQ Notes. The EigenQ Notes may not be prepaid, other than with the consent of the Investor.

The EigenQ Notes require EigenQ to comply with certain affirmative covenants, including, without limitation:

●	using reasonable best efforts to cause each of the conditions precedent to the Business Combination Closing set forth in the Business Combination Agreement to be satisfied and not to take, or omit to take, any action that would give either party the right to terminate the Business Combination Agreement or that would otherwise result in the failure of any condition precedent to the Business Combination Closing to be satisfied;

●	maintaining unrestricted cash and cash equivalents (which shall be held in deposit accounts (each, a “DACA”) subject to an account control agreement) of at least $7,500,000 at all times and at least $10,000,000 as of the last day of each fiscal quarter of EigenQ (and upon the issuance of the Additional Notes, such minimum amounts shall increase to $10,000,000 at all times and $15,000,000 as of the last day of each fiscal quarter, respectively);

●	obligations to report to the investor with respect to the status of the Business Combination (including, without limitation, communications with the U.S. Securities and Exchange Commission (the “SEC”), alleged breaches of the Business Combination Agreement, redemption tallies in connection with the Business Combination); and

●	using reasonable best efforts to cause: (i) the Company’s response to any SEC comment letter on the registration statement on Form S-4 to be filed in connection with the Business Combination (the “Business Combination Registration Statement”) to be filed with the SEC no later than twenty one days after receipt of such comment letter; (ii) the Business Combination Registration Statement to be declared effective by the SEC no later than six months after its initial filing with the SEC; (iii) the SVAQ shareholders meeting, including any adjournment or postponement thereof, to be convened no later than forty five days following the effectiveness of the Business Combination Registration; and (iv) the Business Combination Closing to occur no later than the earlier of (a) the later of (1) sixty days following the effectiveness of the Business Combination Registration if such effectiveness occurs in calendar year 2026, or forty-five (45) days following such effectiveness if such effectiveness occurs in calendar year 2027 and (2) five (5) Business Days following the SVAQ shareholders meeting and (b) June 30, 2027.

The EigenQ Notes require EigenQ to comply with certain customary negative covenants, including, without limitation, restrictions on liquidation or dissolution; mergers, consolidations or asset sales outside the Business Combination; dividends and distributions; affiliate transactions; incurrence of indebtedness or liens; investments; formation of subsidiaries not joining the security documents; allowing the removal of certain key personnel; and amending or waiving the Business Combination Agreement without the Investor’s consent (subject to a five business day deemed-approval mechanic). Any breach of a representation, warranty or covenant under the Transaction Documents (as defined in the Purchase Agreement), including EigenQ’s failure to consummate the Additional Closing (as defined in the Purchase Agreement) if the Investor is ready, willing and able to do so, constitutes an event of default under the EigenQ Notes.

For purposes of the EigenQ Notes, “Ordinary Course of Business” is defined as , in respect of any transaction involving EigenQ or any of its subsidiaries, the ordinary course of EigenQ or such subsidiary’s business in accordance with (a) the usual and customary customs and practices in the kind of business in which EigenQ or such subsidiary is engaged, (b) the past practice and operations of EigenQ or such subsidiary, or (c) the proposed and planned practices, activities and operations of EigenQ or such subsidiary as described in the Business Combination Registration Statement, and in each case, undertaken by EigenQ or such subsidiary in good faith and not for purposes of or having the practical effect of evading any covenant or restriction in any other Transaction Document.

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The EigenQ Notes also include customary events of default, including, without limitation (and, where applicable, subject to any cure periods set forth in the EigenQ Notes):

●	a breach of any representation, warranty, covenant or agreement of EigenQ contained in the EigenQ Notes or any related Transaction Document;

●	failure to pay any amount of principal or interest due under the EigenQ Notes when due (including by exchange in connection with the Business Combination Closing) and if such failure remains uncured for a period of at least five (5) business days;

●	EigenQ’s bankruptcy, insolvency, dissolution or liquidation (whether voluntary or involuntary);

●	EigenQ fails to pay when due any of its indebtedness, or any interest or premium thereon, when due and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to such indebtedness;

●	entry of one or more judgments or decrees in an aggregate principal amount in excess of $1,000,000 against EigenQ and all of such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 30 days from the entry thereof;

●	there shall have occurred any material adverse effect to EigenQ; or

●	the Business Combination Agreement is terminated, canceled or otherwise ceases to be in full force and effect.

If an event of default occurs and is continuing, upon the election of the holder, all amounts outstanding and unpaid under the EigenQ Notes, including any PIK interest amounts added to the principal balance thereof and any then unpaid and accrued interest, together with an additional premium equal to forty percent (40%) of the original principal amount of the EigenQ Notes.

If any amount payable under the EigenQ Notes is not paid when due, whether at stated maturity, by acceleration, or otherwise, such overdue amount shall bear interest at a rate equal to the applicable Interest Rate plus five percentage points (5%), stepping up by an additional five percentage points (for a total of ten percentage points (10%) above the applicable Interest Rate) after 90 calendar days from the date of such non-payment until such amount is paid in full.

Upon the consummation of the Business Combination, the unpaid principal amount of the EigenQ Notes (including any PIK interest amounts added thereto), together with any interest accrued but unpaid thereon (the “BC Conversion Amount”) will be exchanged for senior secured convertible notes of the Company (the “PubCo Notes”), with an original principal amount equal to the BC Conversion Amount.

EigenQ Warrants

In addition, the Company is issuing the Investor the Initial Warrants and the Additional Warrants, exercisable into an aggregate of 3,704,166 shares of Company common stock (the “Warrant Shares”). The EigenQ Warrants carry a five year term and is subject to a price adjustment should EigenQ issue securities below the exercise price of the warrant which is the fixed conversion price of the EigenQ Notes.

PubCo Notes

The PubCo Notes will have a maturity date which is on the five year anniversary of the Business Combination Closing, subject to extension in accordance with the terms of the PubCo Notes (the “Maturity Date”), and bear interest at a rate (the “Interest Rate”) equal to (i) eight percent (8%) per annum for any interest paid in cash (the “Cash Interest Rate”) and (ii) ten percent (10%) per annum for any interest paid in kind. From and after the occurrence and during the continuance of any Event of Default (as defined below), the Interest Rate shall automatically be increased to a rate equal to the applicable Interest Rate plus three (3) percentage points (the “Default Rate”).

Pursuant to the PubCo Notes, any amount of principal, interest or other amounts due under the Transaction Documents which is not paid when due shall result in a late charge being incurred and payable by PubCo in an amount equal to interest on such amount at the rate of twelve percent (12%) per annum from the date such amount was due until the same is paid in full.

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Conversion Price

Amounts under the PubCo Notes (the “Conversion Amount”) (which includes the sum of (A) the portion of the principal of the PubCo Note to be converted, redeemed or otherwise with respect to which this determination is being made, (B) accrued and unpaid interest with respect to such principal, (C) accrued and unpaid late charges with respect to such principal and interest, and (D) any other unpaid amounts pursuant to the PubCo Notes and the Transaction Documents, if any) will be convertible, at any time at the Investor’s option, into shares of PubCo’s common stock, par value $0.00001 per share (the “Common Stock” and such shares issuable upon conversion, the “Conversion Shares”), at an initial conversion price of $12.00 per share (the “Conversion Price”), which is subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations, anti-dilution and other customary adjustment events.

In addition, upon the nine month anniversary of the issuance of the PubCo Notes, and each successive nine (9) month anniversary thereof (each, a “Reset Date”), the Conversion Price shall be reset to the lowest daily volume-weighted average price (“VWAP”) during the five trading days ending on, and including, the trading day immediately preceding the applicable Reset Date (such period, the “Reset Measuring Period,” and such price, the “Reset Price”), but not below a floor price (the “Floor Price”) initially set at $5.00.

If the Reset Price on any Reset Date would be below both the then-applicable Floor Price and Conversion Price, PubCo may, within specified notice periods, elect to (a) reduce the Conversion Price and Floor Price to the un-floored Reset Price, (b) recalculate the Reset Price as of a later measuring date (available once per Reset Date), or (c) permit the holder to require redemption of the affected Conversion Amount in cash at 100% of the amount being redeemed. A failure to timely deliver notice of election is deemed an irrevocable election of clause (a).

The PubCo Notes also contain a change of control put right entitling the Investor to require redemption of any of the Conversion Amount under the PubCo Note at a 120% premium upon the occurrence of a change of control transaction.

Company Optional Redemption

The PubCo Notes provide PubCo with the right, at its option, and provided certain equity conditions are met, to redeem all of the Conversion Amount remaining under the PubCo Notes in cash at a price (the “Company Optional Redemption Price”) equal to the product of (x) the Conversion Amount being redeemed as of the Company Optional Redemption Date (as defined in the PubCo Notes) and (y) the applicable Company Optional Redemption Premium. “Company Optional Redemption Premium” means (i) during the period commencing on the issuance date and ending on the second (2nd) anniversary thereof, 130%, and (ii) after the second (2nd) anniversary of the issuance date, 120%.

Forced Conversion

The PubCo Notes provide PubCo with the right, at its option, to effect a mandatory conversion of all (but not less than all) of the outstanding Conversion Amount, into shares of common stock of PubCo (the “PubCo Common Stock”) if certain conditions are satisfied. PubCo has the option to effect such forced conversion if the VWAP of the PubCo Common Stock exceeds $18.00 per share (as adjusted pursuant to the terms of the PubCo Notes) for fifteen consecutive trading days (the “Threshold Period”). The Company may not deliver a notice of forced conversion, unless certain equity conditions are met (unless waived in writing by the holder) on each trading day occurring during the period commencing on the first trading day of the Threshold Period and ending on (and including) the forced conversion date (the “Forced Conversion Period”) and if any failure of such equity conditions occurs during the Forced Conversion Period, the forced conversion notice shall automatically be deemed withdrawn. During the Forced Conversion Period, the holder will retain the right to voluntarily convert the PubCo Notes pursuant to their terms.

Amortization

The PubCo Notes provide that if, during any period of ninety consecutive trading days, (i) the VWAP of the PubCo Common Stock is less than $3.00 (as adjusted for share splits, share dividends, share combinations, recapitalizations and similar events) on sixty-one (61) or more trading days during such period and (ii) the daily aggregate dollar trading volume of the PubCo Common Stock is less than $3,500,000 on sixty-one or more trading days during such period (the first date on which both of the foregoing conditions are satisfied, the “Trigger Date”), then PubCo shall repay the Conversion Amount outstanding under the PubCo Notes as of the Trigger Date (the “Amortization Amount”) in six (6) monthly installments in cash.

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Events of Default

The PubCo Notes include customary events of default (each, an “Event of Default”), including, without limitation (and, where applicable, subject to any cure periods set forth in the PubCo Notes):

●	suspension of trading of the PubCo Common Stock on The New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Select Market, or the Nasdaq Global Market for five consecutive trading days;

●	PubCo’s failure to deliver shares under the PubCo Notes or the PubCo Warrants (as defined below) within five trading days of the applicable conversion date or exercise date (as applicable), or notice, written or oral, to any holder of PubCo Notes or PubCo Warrants of its intention not to comply, as required, with a request for conversion of any PubCo Notes or PubCo Warrants into shares of PubCo Common Stock;

●	PubCo’s failure to maintain the required share reserve for the PubCo Notes and the PubCo Warrants;

●	any failure to make a payment under the PubCo Note or other Transaction Documents or any other agreement, document, certificate or other instrument delivered in connection with the transactions, which failure continues for five (5) trading days in the case of principal, or ten (10) trading days in the case of any other amount;

●	occurrence of any default under, redemption of or acceleration of $3,000,000 (the “Applicable Dollar Threshold”) or more of PubCo’s (or any subsidiary’s) other indebtedness;

●	PubCo’s bankruptcy, insolvency, or liquidation (whether voluntary or involuntary) (subject to the conditions in the PubCo Note, a “Bankruptcy Event of Default”);

●	entry of final judgment(s) for the payment of money aggregating in excess of the Applicable Dollar Threshold against the Company or any subsidiary (subject to certain conditions);

●	PubCo or any subsidiary otherwise being in breach or violation of any agreement for indebtedness in excess of the Applicable Dollar Threshold, which breach or violation permits acceleration of amounts due thereunder;

●	breaches of representations, warranties, or covenants in any Transaction Document except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of ten (10) trading days;

●	any failure of the resale registration statement to be timely filed, declared effective, or maintained in accordance with the Registration Rights Agreement (as defined below);

●	a false or inaccurate certification by PubCo with respect to equity conditions being satisfied or having been no equity conditions failure, occurrence of an event of default, or that any redemption blocking conditions do not exist;

●	any breach or failure in any respect by PubCo or any subsidiary to comply with any covenants set forth in the PubCo Note;

●	the occurrence of any event, for any reason, pursuant to which Dr. José R. Rosas-Bustos or Dr. Jesse Van Griensven Thé ceases to serve as Chief Executive Officer or chairman, respectively, of EigenQ, (whether as a result of death, disability or incapacity, resignation, termination (with or without cause), removal, or otherwise).

●	the occurrence of any material adverse effect;

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●	any Transaction Document or any security document ceasing to be valid, binding or enforceable in any material respect, or the perfection or priority of the collateral agent’s lien on the collateral being impaired, in each case subject to specified cure and contest rights;

●	any security documents shall for any reason fail or cease to create a separate valid and perfected and, except to the extent permitted by the terms hereof or thereof, first priority lien on the collateral in favor of the Investor, in its capacity as the collateral agent, or any material provision of any security documents shall at any time for any reason cease to be valid and binding on or enforceable against PubCo or the validity or enforceability thereof shall be contested by any party thereto, or a proceeding shall be commenced by PubCo or any governmental authority having jurisdiction over PubCo, seeking to establish the invalidity or unenforceability thereof; or

●	any material damage to, or loss, theft or destruction of, any collateral, whether or not insured, or any strike, lockout, labor dispute, embargo, condemnation, act of God or public enemy, or other casualty which causes, for more than thirty (30) consecutive days, the cessation or substantial curtailment of revenue producing activities at any facility of PubCo or any subsidiary, if any such event or circumstance would reasonably be expected to have a material adverse effect.

Upon the occurrence of an Event of Default, PubCo will be required to, within one business day after the occurrence of such Event of Default, deliver written notice thereof (an “Event of Default Notice”) to the Investor. At any time after the earlier of the Investor’s receipt of an Event of Default Notice and the Investor becoming aware of an Event of Default and ending (such ending date, the “Event of Default Right Expiration Date”) on the tenth (10th) trading day after the later of (x) the date such Event of Default is cured and (y) the Investor’s receipt of an Event of Default Notice, the Investor may require PubCo to redeem (regardless of whether such Event of Default has been cured on or prior to the Event of Default Right Expiration Date) all or any portion of the PubCo Notes. Redemption of the PubCo Note upon such Event of Default shall be at a price equal to the greater of (i) the product of (A) the Conversion Amount to be redeemed multiplied by (B) 120% and (ii) the product of (X) the Conversion Rate (as defined in the PubCo Notes) with respect to the Conversion Amount in effect at such time as the holder delivers an Event of Default Redemption Notice (as defined in the PubCo Notes) multiplied by (Y) the product of (1) 120% multiplied by (2) the greatest Closing sale price of the PubCo Common Stock on any trading day during the period commencing on the date immediately preceding such Event of Default and ending on the date the Company makes the entire payment required to be made under such provision (the “Event of Default Redemption Price”).

Upon any Bankruptcy Event of Default, PubCo will be required to pay to the Investor an amount in cash representing (i) all outstanding principal, accrued and unpaid interest and accrued and unpaid late charges on such principal and interest, multiplied by (ii) 120%, in addition to any and all other amounts due under the PubCo Notes, without the requirement for any notice or demand or other action by the holder or any other person or entity, provided that the holder may, in its sole discretion, waive such right to receive payment upon a Bankruptcy Event of Default, in whole or in part, and any such waiver shall not affect any other rights of the holder under the PubCo Notes, including any other rights in respect of such Bankruptcy Event of Default, any right to conversion, and any right to payment of the Event of Default Redemption Price or any other Redemption Price (as defined in the PubCo Notes), as applicable.

Upon the occurrence and continuation of an Event of Default, default interest shall accrue at the applicable interest rate plus three percentage points.

Covenants

The PubCo Notes require PubCo to comply with certain covenants (subject to certain exceptions), including, without limitation: (i) ranking the PubCo Notes senior to PubCo’s and its subsidiaries’ other indebtedness; (ii) restrictions on incurring additional indebtedness or liens, subject to customary exceptions (including limited additional unsecured indebtedness following a Collateral Release, as described below); (iii) restrictions on dividends, distributions, investments and affiliate transactions outside the ordinary course; (iv) restrictions on asset transfers and on any subsidiary indebtedness maturing prior to the Maturity Date; (v) a prohibition on engaging in any material line of business unrelated to EigenQ’s existing quantum computing and quantum-safe cybersecurity business; (vi) obligations to maintain corporate existence, properties, intellectual property and insurance; (vii) restrictions on issuing additional securities that would breach or default the PubCo Notes; and (viii) collateral-related covenants, including requiring new subsidiaries to become guarantors and grant security, advance notice of changes to collateral locations, and a waiver of usury defenses.

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The PubCo Notes also require PubCo to comply with certain financial covenants, including maintaining minimum available cash on hand that adjusts based on the outstanding principal amount of the PubCo Notes, which minimum cash requirement is reduced (or eliminated) once the outstanding balance falls below specified thresholds or following a release of collateral conditioned on maintaining a corresponding minimum balance in a blocked deposit account. Any failure to comply with the minimum cash covenant is an Event of Default under the PubCo Notes and must be disclosed by PubCo on a Current Report on Form 8-K no later than the fourth day after the end of the applicable fiscal quarter (in the case of a quarter-end failure) or promptly after PubCo becomes aware of any other failure to comply. PubCo and its subsidiaries are also subject to customary restrictions on maintaining deposit or investment accounts that are not subject to a control agreement in favor of the collateral agent, subject to specified de minimis thresholds.

The Purchase Agreement contains customary representations, warranties, and agreements of the Company and the Investor, and customary indemnification rights and obligations of the parties.

PubCo Warrants

Upon the Business Combination Closing, the EigenQ Warrants will be exchanged for warrants of PubCo (the “Pubco Warrants”), which are exercisable at an exercise price of $12.00 into 3,704,166 shares of PubCo Common Stock (the “PubCo Warrant Shares”). The PubCo Warrants carry a five year term and is subject to price adjustment should the Company issue securities below the exercise price of the warrant, subject to a $5.00 floor price, which may be adjusted in substantially the same manner as in the PubCo Notes.

Registration Rights Agreement

In connection with the Purchase Agreement, PubCo agreed to enter into a registration rights agreement with the Investor (the “Registration Rights Agreement”), pursuant to which the Company agreed to file, no later than 45 days following the Business Combination Closing, a resale registration statement (the “Initial Registration Statement” to register for resale a number of shares of Common Stock equal to 200% of the maximum number of Conversion Shares issuable upon conversion of the PubCo Notes and 200% of the number of Warrant Shares issuable upon exercise of the PubCo Warrants, using an exercise price and conversion price of $5.00 for purposes of calculating the shares registerable under the Initial Registration Statement, after the date of the Registration Rights Agreement, and to use best efforts to cause such Initial Registration Statement to be declared effective within the effectiveness deadlines specified thereunder.

The Registration Rights Agreement contains customary provisions relating to registration procedures, expenses, PubCo’s obligations to maintain current public information to permit resales under Rule 144, the Investor’s information and cooperation obligations, restrictions on the Company’s ability to file other registration statements prior to the effectiveness of the Initial Registration Statement (subject to certain exceptions for Form S-8, existing registration statements, and exempt issuances), certain liquidated damages for the Company’s noncompliance with certain covenants under the Registration Rights Agreement and PubCo’s and Investor’s respective indemnification obligations, including contribution provisions, in connection with any registered resale of the registrable securities.

Pledge and Security Agreement

EigenQ also entered into a pledge and security agreement with an affiliate of the Investor, as collateral agent for the Investor (the “Pledge and Security Agreement”), pursuant to which EigenQ granted to the collateral agent, for the ratable benefit of the Investor, a continuing, first-priority security interest in substantially all of EigenQ’s assets, including a pledge of the equity interests of its subsidiaries (limited to 65% of the voting equity interests of any non-U.S. subsidiary where a greater pledge would result in adverse tax consequences), in each case subject to customary permitted liens and excluded assets. The Pledge and Security Agreement provides that all collateral in which EigenQ has granted a security interest, other than EigenQ’s cash, Deposit Accounts, Securities Accounts and Commodity Accounts (and the Investment Property held therein), will be released (the “Collateral Release”) upon EigenQ having deposited $25,000,000 in cash into a single segregated blocked account maintained at a depositary institution reasonably acceptable to the collateral agent, which account will be subject to the exclusive control of the collateral agent and EigenQ will not have access to the funds in such account, as well as certain other conditions, including that (i) no Event of Default shall have occurred and there shall be no event or circumstance that, with the giving of notice or the passage of time, would become an Event of Default and (ii) the Company shall have delivered to the collateral agent an officer’s certificate certifying that each of the conditions to the Collateral Release has been satisfied. Upon the Business Combination Closing, PubCo will join the Pledge and Security Agreement as an additional grantor.

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The foregoing descriptions of the Purchase Agreement, the EigenQ Notes, the EigenQ Warrants, the PubCo Notes, the PubCo Warrants, the Registration Rights Agreement and the Pledge and Security Agreement are not complete and are subject to, and qualified in their entirety by reference to, the full text of the Purchase Agreement, the EigenQ Notes, the EigenQ Warrants, the PubCo Notes, the PubCo Warrants, the Registration Rights Agreement and the Pledge and Security Agreement, copies of which are attached as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7, respectively, to this Current Report and are incorporated herein by reference.

Amendment No. 1 to the Letter Agreement

In connection with the foregoing transactions, SVAQ, Silicon Valley Acquisition Sponsor LLC (the “Sponsor”), and directors and officers of SVAQ entered into Amendment No. 1 ( “Amendment No. 1”) to the insider letter agreement, dated as of December 22, 2025 (the “Original Letter Agreement” and, together with Amendment No. 1, the “Amended Letter Agreement”), whereby the parties thereto agreed, among other things, that any Transaction Support Shares (as defined in the Sponsor Support Agreement, dated June 17, 2026 (as amended on August 6, 2026), by and among the Sponsor, EigenQ and SVAQ) transferred to the Investor (namely the Transferred Founder Shares) and, at the sole discretion of the Sponsor, any additional Transaction Support Shares transferred to other investors or third parties after the date thereof, shall be released from the lock-up restrictions contained in the Original Letter Agreement upon the consummation of the Business Combination, subject to restrictions under federal securities laws.

The foregoing description of the Amended Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Letter Agreement, a copy of which is filed as Exhibit 10.8 to this Current Report, and incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The disclosure set forth above under Item 1.01 with respect to the PubCo Notes is incorporated by reference into this Item 2.03.

Item 3.02 Unregistered Sale of Equity Securities

Reference is made to the disclosure set forth under Item 1.01, which disclosure is incorporated herein by reference.

The EigenQ Notes and EigenQ Warrants were, and the shares issuable upon exercise of the EigenQ Warrants will be, issued in a transaction exempt from the registration requirements under the U.S. Securities Act in reliance on the exemption provided by Section 4(a)(2) thereof and Rule 506(b) of Regulation D thereunder. If the PubCo Notes and the PubCo Warrants are not registered on the Business Combination Registration Statement, the PubCo Notes and PubCo Warrants, and the shares issuable upon conversion of the PubCo Notes and exercise of the PubCo Warrants will be, issued in a transaction exempt from the registration requirements under the U.S. Securities Act in reliance on the exemption provided by Section 4(a)(2) thereof and Rule 506(b) of Regulation D thereunder. The aggregate purchase price paid by the Investor for the Initial Notes and the Initial Warrants was $20,002,500, reflecting the $22,225,000 original principal amount of the Initial Notes net of the 10% original issue discount.

The Investor has represented that it is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D, and is acquiring the securities described herein for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof.

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Item 8.01 Other Events

Founder Shares Transfer Agreement

In connection with the foregoing transactions, SVAQ, the Sponsor, and the Investor, entered into a founder shares transfer agreement (the “Founder Shares Transfer Agreement”), dated as of September 17, 2026, pursuant to which, the Sponsor agreed to transfer up to 1,000,000 Class B ordinary shares (the “Founder Shares”), par value $0.0001 per share (the “Transferred Founder Shares”) of SVAQ to the Investor, with 500,000 shares to be transferred as of the Initial Closing and 500,000 Founder Shares to be transferred as of the Additional Closing. The Transferred Founder Shares shall continue to be subject to lock-up and transfer restrictions as provided in the Original Letter Agreement, until the consummation of the Business Combination, and shall be registered in the Business Combination Registration Statement and be freely tradable after consummation of the Business Combination.

Press Release

On September 18, 2026, SVAQ and EigenQ issued a press release announcing the Purchase Agreement and the related transactions. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated in this Item 8.01 by reference.

The press release is neither an offer to sell nor a solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

Additional Information and Where to Find It

The proposed Business Combination by and between EigenQ and SVAQ will be submitted to the shareholders of SVAQ for their consideration. A Registration Statement is expected to be filed with the SEC, which will include preliminary and definitive proxy statements to be distributed to SVAQ’s shareholders in connection with SVAQ’s solicitation for proxies for the vote by SVAQ’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the securities to be issued in connection with the completion of the proposed Business Combination. After the Registration Statement has been filed and declared effective by the SEC, SVAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination.

SVAQ’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus in connection with SVAQ’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents will contain important information about SVAQ, EigenQ and the proposed Business Combination. This Current Report does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. SVAQ and EigenQ may also file other documents with the SEC regarding the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by SVAQ, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Silicon Valley Acquisition Corp., 228 Hamilton Avenue, 3rd Floor, Palo Alto, CA 94301.

Participants in the Solicitation

SVAQ, EigenQ and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from SVAQ’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SVAQ’s shareholders in connection with the proposed Business Combination will be set forth in SVAQ’s proxy statement/prospectus when it is filed with the SEC. You can find more information about SVAQ’s directors and executive officers in SVAQ’s 2025 Annual Report on Form 10-K filed with the SEC on March 31, 2026. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This Current Report also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Current Report is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

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Forward-Looking Statements

This Current Report and exhibits attached herein contain certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the proposed Business Combination and the parties thereto. All statements contained in this Current Report other than statements of historical fact, including, without limitation, statements regarding the proposed Business Combination between SVAQ and EigenQ; the anticipated benefits and timing of the proposed Business Combination; expected trading of the combined company’s securities on Nasdaq; the combined company’s future financial performance; the ability of the combined company to execute its business strategy, its market opportunity and positioning; and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of EigenQ’s and SVAQ’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of EigenQ and SVAQ. These forward-looking statements are subject to a number of risks and uncertainties, including (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against EigenQ or SVAQ, the combined company or others following the announcement of the proposed Business Combination; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders of EigenQ or SVAQ or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of EigenQ as a result of the announcement and consummation of the proposed Business Combination; (7) EigenQ’s ability to scale and grow its business, and the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) the ability to implement business plans, forecasts, identify and realize additional opportunities, and other expectations; (9) political, social or economic instability in the emerging markets, including the Middle East, and other countries in which EigenQ, the post-combination company, relevant OEMs and other channel participants and customers of some or all of the foregoing operate or plan to operate; (10) risks relating to product development and commercialization timing, OEM integration, customer adoption and strategic partnerships; (11) EigenQ’s ability to maintain and recognize benefits from its existing strategic relationships; (12) costs related to the proposed Business Combination; (13) changes in applicable laws or regulations; (14) changes in government mandates, requirements and standards as they relate to quantum security and infrastructure; (15) EigenQ’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; (16) any downturn or volatility in economic conditions; (17) changes in the competitive environment affecting EigenQ or its customers, including EigenQ’s inability to introduce new products or technologies; (18) the impact of pricing pressure and erosion; (19) supply chain risks; (20) risks to EigenQ’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against EigenQ; (21) the possibility that EigenQ or SVAQ may be adversely affected by other economic, business and/or competitive factors; (22) EigenQ’s estimates of its financial performance; (23) the potential dilution to the holders of EigenQ’s and SVAQ’s securities resulting from the issuance of the EigenQ Warrants, PubCo Notes and PubCo Warrants; (24) risks relating to the granting of security interests in EigenQ’s (and after the Business Combination Closing, PubCo’s) assets, the potential enforcement of such security interests in the event of a default or other event of enforcement, the potential loss of assets securing such obligations, and the resulting adverse effects on EigenQ or PubCo; (25) risks relating to the applicable covenants and other requirements under the Purchase Agreement, the EigenQ Notes or the PubCo Notes, and the consequences of any default or failure to comply therewith; (26) risks related to the fact that SVAQ is incorporated in the Cayman Islands and governed by Cayman Islands law; and those factors discussed in SVAQ’s Annual Report on Form 10-K for the period ended December 31, 2025, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, in each case, under the heading “Risk Factors,” and subsequent Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus, or other documents that will be filed with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither EigenQ nor SVAQ presently knows or that EigenQ and SVAQ currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect EigenQ’s and SVAQ’s expectations, plans or forecasts of future events and views as of the date of this Current Report. EigenQ and SVAQ anticipate that subsequent events and developments will cause EigenQ’s and SVAQ’s assessments to change. However, while EigenQ and SVAQ may elect to update these forward-looking statements at some point in the future, EigenQ and SVAQ specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing EigenQ’s and SVAQ’s assessments as of any date after the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description
2.1†	Second Amendment to the Business Combination Agreement, dated September 17, 2026, by and among Registrant, SVAQ Merger Sub Inc. and EigenQ Inc.
10.1*†	Securities Purchase Agreement, dated September 17, 2026, by and among Registrant and the Investor.
10.2†	Form of EigenQ Note.
10.3†	Form of EigenQ Warrant.
10.4	Form of PubCo Note.
10.5	Form of PubCo Warrant.
10.6	Form of Registration Rights Agreement, by and between EigenQ Holdings, Inc and the Investor.
10.7	Pledge and Security Agreement, dated September 17, 2026, by and among EigenQ, Inc., the subsidiary Grantors party thereto, and the collateral agent.
10.8	Amendment No. 1 to the Letter Agreement, dated September 17, 2026, by and among Registrant, Silicon Valley Acquisition Sponsor LLC, and certain directors and officers of the Registrant.
99.1	Press Release dated September 18, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.
†	The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 18, 2026	SILICON VALLEY ACQUISITION CORP.

	By:	/s/ Dan Nash
	Name:	Dan Nash
	Title:	Chief Executive Officer

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Exhibit 2.1

Execution Version

SECOND AMENDMENT

TO THE

BUSINESS COMBINATION AGREEMENT

This Second Amendment (this “Second Amendment”) to the Business Combination Agreement dated as of September 17, 2026 amends the Business Combination Agreement, dated as of June 17, 2026 (the “Original Agreement,” as amended on August 6, 2026 and as may be further amended, supplemented, modified and/or restated from time to time, the “Business Combination Agreement”), by and among (i) Silicon Valley Acquisition Corp., a Cayman Islands exempted company (“SVAQ”), (ii) SVAQ Merger Sub Inc., a Delaware corporation (“Merger Sub”), and (iii) EigenQ, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement.

RECITALS:

WHEREAS, Section 8.3 of the Business Combination Agreement sets forth that the Business Combination Agreement may be amended, supplemented or modified only by execution of a written instrument signed by each of the Parties; and

WHEREAS, the Parties desire to amend the Original Agreement as set forth in this Second Amendment.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Business Combination Agreement, the parties hereto, intending to be legally bound, do hereby acknowledge and agree as follows:

1. Amendments to the Original Agreement.

(a) The sixth paragraph of the recitals of the Original Agreement is hereby replaced with the following:

“WHEREAS, at the Closing, SVAQ, certain SVAQ Shareholders, the Company and the Company Stockholders set forth on Annex B hereto will enter into a Registration Rights and Lock-up Agreement, in a form mutually agreed upon by SVAQ and the Company (the “Registration Rights and Lock-up Agreement”), pursuant to which, among other things, such SVAQ Shareholders and Company Stockholders party thereto will (a) be granted certain registration rights with respect to their respective SVAQ Shares, and (b) for the designated period specified therein, shall not transfer their Company Shares, in each case, subject to the terms and upon the conditions set forth in the Registration Rights and Lock-up Agreement;”

(b) Section 6.2(ii) of the Original Agreement is hereby replaced with the following:

“(ii) the Registration Rights and Lock-Up Agreements, duly executed by the Company Stockholders set forth on Annex B hereto.”

(c) Section 7.1(d) of the Original Agreement is hereby replaced with the following:

“(d) by either SVAQ or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to June 30, 2027 (provided that the Outside Date shall automatically be extended upon on a monthly basis following such date with the written consent of SVAQ and the Company) (the “Outside Date”); provided, that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to SVAQ if any SVAQ Party’s breach of any of its covenants or obligations under this Agreement, or any Ancillary Documents to which it is a party, shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Outside Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of any of its covenants or obligations under this Agreement, or any Ancillary Documents to which it is a party, shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Outside Date;”

(d) Annex B hereto is added as Annex B to the Original Agreement.

2. Miscellaneous. Except as expressly provided in this Second Amendment, all of the terms and provisions in the Original Agreement shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This Second Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Business Combination Agreement in the Business Combination Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Original Agreement, as amended by this Second Amendment (or as the Business Combination Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Original Agreement, as amended by this Second Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Business Combination Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. If any provision of the Original Agreement is materially different from or inconsistent with any provision of this Second Amendment, the provision of this Second Amendment shall control, and the provision of the Original Agreement shall, to the extent of such difference or inconsistency, be disregarded. Section 8.1 and Sections 8.3 through 8.19 of the Original Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this Second Amendment as if all references to the “Agreement” contained therein were instead references to this Second Amendment.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

2

IN WITNESS WHEREOF, each party has caused this Second Amendment to be signed and delivered by its respective duly authorized signatory as of the date first written above.

SVAQ:

SILICON VALLEY ACQUISITION CORP.

By:	/s/ Dan Nash
Name:	Dan Nash
Title:	Chief Executive Officer

Merger Sub:

SVAQ MERGER SUB INC.

By:	/s/ Dan Nash
Name:	Dan Nash
Title:	President

[Signature Page – Second Amendment to Business Combination Agreement]

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IN WITNESS WHEREOF, each party has caused this Second Amendment to be signed and delivered by its respective duly authorized signatory as of the date first written above.

The Company:

EIGENQ, INC.

By:	/s/ Dr. José R. Rosas-Bustos
Name:	Dr. José R. Rosas-Bustos
Title:	Chief Executive Officer

[Signature Page – Second Amendment to Business Combination Agreement]

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Annex B

[Signature Page – Second Amendment to Business Combination Agreement]

Exhibit 10.1

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (the “Agreement”), dated as of September 17, 2026, is by and among EigenQ, Inc., a Delaware corporation with offices located at 701 Brazos Street, Suite 1600 Austin, TX 78701 (the “Company” or “EigenQ”), Silicon Valley Acquisition Corp., a Cayman Islands exempted company (“SVAQ”, and after the Business Combination Closing (as defined below), “PubCo” or “Successor Public Company” and after the Business Combination Closing (as defined below), all references to “Company” herein shall also be deemed to include PubCo mutatis mutandis ), and each of the investors listed on the Schedule of Buyers attached hereto (individually, a “Buyer” and collectively, the “Buyers”). The parties agree that if the Business Combination Closing does not occur for any reason, SVAQ will have no obligations or liabilities under this Agreement of any kind whatsoever from and after the termination of the Business Combination, except with respect to the Sponsor Shares which shall survive in accordance with their terms.

RECITALS

A. On June 17, 2026, the Company entered into that certain Business Combination Agreement (as in effect as of the date hereof, the “Business Combination Agreement”), with PubCo and SVAQ Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of PubCo (“Merger Sub”, and together with PubCo and the Company, each a “BC Party”, and together with their subsidiaries, the “BC Parties”), pursuant to which, among other things, (i) PubCo will transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate as a Delaware corporation (the “Domestication”), and (ii) following the Domestication, Merger Sub shall merge with and into the Company and, at the closing thereof (the “Business Combination Closing”, and such date, the “Business Combination Closing Date”), the Company, as the surviving entity, shall be a wholly-owned subsidiary of PubCo (the “Business Combination”). In connection with the Business Combination, PubCo will file a registration statement on Form S-4 (as amended or supplemented from time to time, the “Business Combination Registration Statement”).

B. The Company and each Buyer are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), and Rule 506(b) of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the 1933 Act.

C. The Company has authorized the issuance of senior secured notes, in the aggregate original principal amount of $44,450,000, substantially in the form attached hereto as Exhibit A (the “Notes”), of which (i) $22,225,000 in aggregate original principal amount shall be issued at the Initial Closing (the “Initial Closing”, and such notes issued at the Initial Closing, the “Initial Notes”) and (ii) $22,225,000 in aggregate original principal amount shall be issued at the Additional Closing (the “Additional Notes”). The Company will also issue the Initial Warrants (as defined below) at the Initial Closing.

D. Each Buyer wishes to purchase, and the Company wishes to sell, at the Initial Closing (as defined below), upon the terms and conditions stated in this Agreement, a Note in the aggregate original principal amount set forth opposite such Buyer’s name in column (3) on the Schedule of Buyers (which aggregate principal amount for all Buyers shall not exceed $22,225,000).

E. Subject to the terms and conditions set forth in this Agreement, immediately prior to the Business Combination Closing, the Company and each Buyer shall consummate the Additional Closing (the “Additional Closing” and together with the Initial Closing, the “Closings”) to occur as set forth in Section 1(b)(ii), the Company shall issue and sell to each Buyer, and each Buyer shall purchase from the Company, (i) Additional Notes with an aggregate original principal amount set forth opposite such Buyer’s name in column (5) on the Schedule of Buyers (which aggregate principal amount for all Buyers for the Additional Closing shall not exceed $22,225,000), and (ii) Warrants to initially acquire up to such aggregate number of shares of Common Stock set forth opposite such Buyer’s name in column (6) on the Schedule of Buyers, substantially in the form attached hereto as Exhibit B (collectively with the Initial Warrants, the “Warrants”) (the shares of Common Stock issuable upon exercise of the Warrants, the “Warrant Shares”).

F. The Notes, the Warrants, the Warrant Shares and, following the Business Combination Closing Date, the Conversion Shares (as defined below) are collectively referred to herein as the “Securities.”

G. The Notes will rank senior to all outstanding and future Indebtedness of the Company and its Subsidiaries. The Notes will be secured by a first priority perfected security interest in all of the existing and future assets of the Company and its direct and indirect Subsidiaries, including a pledge of all of the capital stock of each of the Subsidiaries, as evidenced by (i) a pledge and security agreement in the form attached hereto as Exhibit C (the “Security Agreement”), (ii) a subsidiary guaranty from each direct and indirect Subsidiary of the Company (the “Subsidiary Guaranty”), and (iii) account control agreements with respect to certain accounts described in the Transaction Documents, in form and substance acceptable to each Buyer, duly executed by the Company and each depositary bank in which each such account is maintained (together with the Security Agreement and each Subsidiary Guaranty, the Perfection Certificates (as defined below) and the other security documents and agreements entered into in connection with this Agreement and each of such other documents and agreements, as each may be amended or modified from time to time, collectively, the “Security Documents”).

H. Immediately following the Additional Closing and upon the consummation of the Business Combination, (i) each Note will be exchanged for a note of PubCo in the form of Exhibit A attached to such Note (each, a “PubCo Note”, and from and after the Business Combination Closing, all references to any “Note” or the “Notes” in this Agreement shall be deemed to refer to the PubCo Note or PubCo Notes, as applicable), which shall be convertible into the shares of common stock of PubCo (the “Conversion Shares”), (ii) each Warrant will be exchanged for a warrant of PubCo in the form of Exhibit A attached to such Warrant, on a one-for-one basis (each, a “PubCo Warrant”, and from and after the Business Combination Closing, all references to any “Warrant” or the “Warrants” in this Agreement shall be deemed to refer to the applicable PubCo Warrant or PubCo Warrants, as applicable), (iii) PubCo and each of its Subsidiaries will execute or otherwise become a party to the Security Documents, and (iv) PubCo and each Buyer will execute and deliver a Registration Rights Agreement in the form attached hereto as Exhibit D (the “Registration Rights Agreement”).

I. The Company and PubCo shall use their reasonable best efforts to include the issuance of the shares of Common Stock underlying the Notes and Warrants, in the Business Combination Registration Statement such that 200% of the shares underlying the Notes and Warrants issued by PubCo pursuant to this Agreement are registered and freely tradable without restriction following the Business Combination Closing; provided that, (i) in calculating the number of shares underlying the Notes and the Warrants, the Company shall use a $5.00 price for the Exercise Price and Conversion Price, respectively and (ii) for purposes of calculating the number of shares underlying the Notes, the Company shall utilize the principal amount of the Notes.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. PURCHASE AND SALE OF NOTES AND WARRANTS.

(a) Purchase of Notes and Warrants.

(i) Purchase of Initial Notes and Initial Warrants. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(a) and 7(a) below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Initial Closing Date (as defined below) (A) an Initial Note in the original principal amount as is set forth opposite such Buyer’s name in column (3) on the Schedule of Buyers and (B) Warrants to initially acquire up to such aggregate number of Warrant Shares as is set forth opposite such Buyer’s name in column (4) on the Schedule of Buyers (the “Initial Warrants”).

(ii) Purchase of Additional Notes and Warrants. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(b) and 7(b) below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, shall purchase from the Company on the Additional Closing Date (as defined below), (A) an Additional Note in the original principal amount as is set forth in column (5) of the Schedule of Buyers and (B) Warrants to initially acquire up to such aggregate number of Warrant Shares as is set forth opposite such Buyer’s name in column (6) on the Schedule of Buyers.

(b) Closings. The Initial Closing and the Additional Closing of the purchase of Notes and Warrants by the Buyers shall occur remotely via the exchange of documents and signatures, as set forth in this Agreement, or at such time as is mutually agreed upon in writing, by the Company and such Buyers.

(i) Initial Closing. The date and time of the Initial Closing (the “Initial Closing Date”) shall be 10:00 a.m., New York time, on the first (1st) Business Day on which the conditions to the Initial Closing set forth in Sections 6(a) and 7(a) below are satisfied or waived (or such other date as is mutually agreed to in writing by the Company and each Buyer). As used herein “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

(ii) Additional Closing.

(1) Additional Closing Date. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(b) and 7(b) below (the “Additional Closing Conditions”), the Additional Closing shall occur immediately prior to the Business Combination Closing Date (the “Additional Closing Date,” and the Initial Closing Date and the Additional Closing Date, each, a “Closing Date”). For the avoidance of doubt, subject to the satisfaction (or waiver) of the Additional Closing Conditions, the Additional Closing shall be mandatory and neither the Company nor any Buyer shall have the right to elect not to consummate the Additional Closing.

(2) Additional Closing Mechanics. The Company shall provide the Buyers with written notice of the anticipated Business Combination Closing Date not less than five (5) Business Days prior to such date (the “Additional Closing Notice”). Upon delivery of the Additional Closing Notice, the Company and each Buyer shall take all actions necessary to consummate the Additional Closing in accordance with the terms of this Agreement, including the delivery of all applicable closing deliverables set forth in Sections 6(b) and 7(b) hereof.

(3) Purchase Price. The aggregate purchase price for the Initial Notes and the Initial Warrants to be purchased by each Buyer (the “Initial Purchase Price”) shall be the amount set forth opposite such Buyer’s name in column (8) on the Schedule of Buyers. Each Buyer shall pay $900 for each $1,000 of principal amount of Initial Notes to be purchased by such Buyer at the Initial Closing (reflecting an original issue discount of 10%). The aggregate purchase price for the Additional Notes and the Warrants to be purchased by each Buyer at the Additional Closing (the “Additional Purchase Price,” and together with the Initial Purchase Price, each, a “Purchase Price”) shall be $900 for each $1,000 of aggregate principal amount of Additional Notes to be issued at the Additional Closing (reflecting an original issue discount of 10%) (the aggregate Purchase Price shall not exceed $40,005,000 in the aggregate for all Buyers). Each Buyer and the Company agree that the Notes and the Warrants constitute an “investment unit” for purposes of Section 1273(c)(2) of the Internal Revenue Code of 1986, as amended (the “Code”). The Buyers and the Company mutually agree that the allocation of the issue price of such investment unit between the Notes and the Warrants in accordance with Section 1273(c)(2) of the Code and Treasury Regulation Section 1.1273-2(h) shall be an allocation that the parties shall agree prior to the time of filing of any tax returns with respect thereto, and neither the Buyers nor the Company shall take any position inconsistent with such allocation in any tax return or in any judicial or administrative proceeding in respect of taxes.

(c) Form of Payment.

(i) Initial Closing. At the Initial Closing, (i) each Buyer shall pay its respective Initial Purchase Price to the Company for the Initial Notes to be issued and sold to such Buyer at the Initial Closing, by wire transfer of immediately available funds in accordance with the Initial Flow of Funds Letter (as defined below) and (ii) the Company shall deliver to each Buyer an Initial Note and Initial Warrants in the aggregate original principal amount as is set forth opposite such Buyer’s name in column (3) of the Schedule of Buyers and an Initial Warrant as set forth in column (4) of the Schedule of Buyers, in each case, duly executed on behalf of the Company and registered in the name of such Buyer or its designee.

(ii) Additional Closing. At the Additional Closing, (i) each Buyer shall pay its respective Additional Purchase Price to the Company for the Additional Notes and Warrants to be issued and sold to such Buyer at such Additional Closing, by wire transfer of immediately available funds in accordance with the applicable Additional Flow of Funds Letter (as defined below) and (ii) the Company shall deliver to each Buyer (A) an Additional Note in the aggregate original principal amount as is set forth opposite Buyer’s name in column (5) on the Schedule of Buyers and (B) Warrants to initially acquire up to such aggregate number of Warrant Shares as is set forth opposite such Buyer’s name in column (6) on the Schedule of Buyers, in each case, duly executed on behalf of the Company and registered in the name of such Buyer or its designee.

(d) Business Combination Registration Statement. The Company and PubCo shall use their reasonable best efforts to include the issuance of the shares of PubCo Common Stock underlying the Notes and Warrants, in the Business Combination Registration Statement such that 200% of the shares of PubCo Common Stock underlying the Notes and Warrants issued by PubCo pursuant to this Agreement are registered and freely tradable without restriction following the Business Combination Closing; provided that, (i) in calculating the number of shares underlying the Notes and the Warrants, the Company shall use a $5.00 price for the Exercise Price and Conversion Price, respectively and (ii) for purposes of calculating the number of shares underlying the Notes, the Company shall utilize the principal amount of the Notes.

2. BUYER’S REPRESENTATIONS AND WARRANTIES.

Each Buyer, severally and not jointly, represents and warrants to the Company, with respect to only itself, that as of the date hereof and as of each Closing Date:

(a) Organization; Authority. Such Buyer is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents (as defined below) to which it is a party and otherwise to carry out its obligations hereunder and thereunder.

(b) No Public Sale or Distribution. At each Closing, such Buyer (i) is acquiring its Notes and the Warrants and (ii) upon exercise of its Warrants will acquire the Warrant Shares issuable upon exercise thereof, in each case, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws; provided, however, by making the representations herein, such Buyer does not agree, or make any representation or warranty, to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with applicable securities laws. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities in violation of applicable securities laws. For purposes of this Agreement, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any Governmental Entity or any department or agency thereof.

(c) Accredited Investor Status. At the time such Buyer was offered the Securities, it was, and as of the date hereof, such Buyer is (i) an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the 1933 Act) as indicated in the questionnaire attached as Exhibit F hereto, and (ii) is acquiring its entire beneficial ownership interest in the Securities for its own account and not for the account of others (or if it is subscribing for the Securities as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer, and such Buyer has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgments, representations, warranties and agreements made in any purchase agreement on behalf of each owner of each such account) for investment purposes only and not with a view to any distribution of the Securities in any manner that would violate the securities laws of the United States or any other jurisdiction (it being understood that the foregoing representation shall not be construed to limit any Buyer’s ability to resell any Securities in accordance with applicable securities laws). Such Buyer is not an entity formed for the specific purpose of acquiring the Securities.

(d) Reliance on Exemptions. Such Buyer understands that the Securities are being offered and sold to it at the Initial Closing and the Additional Closing in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.

(e) Transfer or Resale. Such Buyer understands that the Securities have not been registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder (including pursuant to the Business Combination Registration Statement or the Registration Rights Agreement) or (B) pursuant to an exemption from the registration requirements of the 1933 Act. Notwithstanding the foregoing, the Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement with such applicable Buyer’s broker-dealer secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, this Section 2(e).

(f) Validity; Enforcement. This Agreement and the Transaction Documents to which such Buyer is a party have been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(g) No Conflicts. The execution, delivery and performance by such Buyer of this Agreement and the Transaction Documents to which such Buyer is a party and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Buyer, or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the ability of such Buyer to perform its obligations hereunder.

(h) Foreign Person. If such Buyer is not a United States person (as defined by Section 7701(a)(30) of the Code), such Buyer hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Such Buyer’s subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of such Buyer’s jurisdiction.

(i) OFAC. Neither such Buyer nor any of its affiliates, officers, directors, managers, managing members, general partners or any other Person acting in a similar capacity or carrying out a similar function is (i) a Person (including individual or entity) that is the target or the subject of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities with competent jurisdiction, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State, the United Nations Security Council, the European Union or any EU member state, or the United Kingdom (including His Majesty’s Treasury of the United Kingdom) (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom (collectively, “Sanctions Lists”), (iii) organized, incorporated, established, located, or resident in, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, as well as the non-controlled regions of the oblasts of Zaporizhzhia and Kherson or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (iv) directly or indirectly owned or controlled (as ownership and control are defined and interpreted under applicable Sanctions), or acting on behalf or at the direction of, any such person or persons described in any of the foregoing clauses (i) through (iv), except in each case as permitted under Sanctions laws; or (v) a non-U.S. institution that accepts currency for deposit and that has no physical presence in the jurisdiction in which it is incorporated or in which it is operating, as the case may be, and is unaffiliated with a regulated financial group that is subject to consolidated supervision (a “non-U.S. shell bank”) or providing banking services indirectly to a non-U.S. shell bank (collectively, (i) through (v), a “Prohibited Investor”). The Buyer agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that the Buyer is permitted to do so under applicable law. The Buyer represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that the Buyer maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with the anti-corruption and anti-money laundering-related laws administered and enforced by other governmental authorities with competent jurisdiction. The Buyer also represents that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. The Buyer further represents and warrants that (i) none of the funds held by The Buyer and used to purchase the Securities are or will be derived from transactions directly or indirectly with or for the benefit of any Prohibited Investor, (ii) such funds are from legitimate sources and do not constitute the proceeds of criminal conduct or criminal property, (iii) such funds do not originate from and have not been routed through an account maintained at a non-U.S. shell bank; and (iv) it maintains policies and procedures reasonably designed to ensure the funds held by the Buyer and used to purchase the Securities were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor or from or through a non-U.S. shell bank.

(j) General Solicitation. Such Buyer became aware of this offering of the Securities solely by means of direct contact between such Buyer and the Company or its affiliates, by means of direct contact between such Buyer or its affiliates or by means of contact from the Placement Agent (as defined below), and Securities were offered to such Buyer solely by direct contact between such Buyer and the Company or its affiliates. Such Buyer did not become aware of this offering of the Securities, nor were the Securities offered to such Buyer, by any other means. Neither the Buyer, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Securities.

(k) Sufficient Funds. Such Buyer will have sufficient funds to pay the Purchase Price pursuant to Section 1(b)(ii)(3) of this Agreement and any expenses incurred by such Buyer in connection with the transactions contemplated by or in connection with the Transaction Documents; and has the resources and capabilities (financial or otherwise) to perform its obligations under the Transaction Documents.

(l) Residence. The office or offices of such Buyer in which it has its principal place of business is identified in the address or addresses of such Buyer set forth on such Buyer’s signature page or the Schedule of Buyers.

(m) ERISA. Buyer’s acquisition and holding of the Securities will not constitute or result in a non-exempt prohibited transaction under section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), section 4975 of the Code, or any applicable similar law.

(n) Purchase of Securities. Such Buyer understands and agrees that it is purchasing the Securities directly from the Company. Each Buyer further acknowledges that there have not been, and such Buyer hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to such Buyer by the Company, the Placement Agent, or any of their respective affiliates or any of their control persons, officers, directors, employees, partners, agents or representatives, or any other person or entity, expressly or by implication, other than those representations, warranties covenants and agreements of the Company set forth in the Transaction Documents. Such Buyer agrees that none of (i) any other Buyer (including the controlling persons, members, officers, directors, partners, agents, or employees of any such other Buyer) and (ii) the Placement Agent, its respective affiliates or any of its respective affiliates’ control persons, officers, directors or employees shall be liable to the Buyers pursuant to this Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities.

(o) No Other Representations or Warranties. Except for the representations and warranties contained in the Transaction Documents and in Section 3 of this Agreement (as modified by the Disclosure Schedule), neither the Company, the Placement Agent, nor any Person on behalf of the Company, has made, and no Buyer has relied on, any other representation and warranty, express or implied, relating to the Company, its Subsidiaries, the Placement Agent, the business of the Company and its Subsidiaries or otherwise in connection with the transactions contemplated by this Agreement or the results of operations or financial condition of the Company, including any representations or warranties as to the future sales, revenue, profitability or success of the business, or any representations or warranties arising from statute or otherwise, from a course of dealing or usage of trade. Each Buyer acknowledges that it is not relying on any representation, warranty or other statement of the Company other than as expressly set forth in the Transaction Documents.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to each of the Buyers that, except (i) as set forth in any reports to be filed by SVAQ prior to the date of this Agreement with the SEC (collectively, such reports filed prior to the date hereof, the “SEC Documents”), or (ii) as set forth on the Disclosure Schedule attached as Exhibit E to this Agreement, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and correct as of the date hereof and as of each Closing Date. The Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections in this Section 3 and the disclosures in any section of the Disclosure Schedule shall qualify other sections in this Section 3 only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to the other sections.

(a) Organization and Qualification. The Company is an entity duly organized and validly existing and in good standing under the laws of Delaware, and has the requisite power and authority to own its properties and to carry on its business as now being conducted and as presently proposed to be conducted. The Company is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect (as defined below). As used in this Agreement, “Material Adverse Effect” means any material adverse effect on (i) the business, properties, assets, liabilities, operations (including results thereof), or condition (financial or otherwise) of the Company or any Subsidiary, individually or taken as a whole, (ii) the transactions contemplated hereby or in any of the other Transaction Documents or any other agreements or instruments to be entered into in connection herewith or therewith, or (iii) the authority or ability of the Company or any of its Subsidiaries to perform any of their respective obligations under any of the Transaction Documents (as defined below). As of the date hereof, the Company has no Subsidiaries. “Subsidiaries” means any Person in which the Company, directly or indirectly, (I) owns any of the outstanding capital stock or holds any equity or similar interest of such Person or (II) controls or operates all or any part of the business, operations or administration of such Person, and each of the foregoing, is individually referred to herein as a “Subsidiary.”

(b) Authorization; Enforcement; Validity. The Company (i) is validly existing and in good standing under the laws of the jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and has the requisite power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to issue the Securities in accordance with the terms hereof and thereof, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification. Each Subsidiary is (i) a corporation, limited liability company or other entity duly formed, is validly existing and in good standing under the laws of the jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted, (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, and (iv) has the requisite power and authority to enter into and perform its obligations under the Transaction Documents to which it is a party. The execution and delivery of this Agreement and the other Transaction Documents by the Company and its Subsidiaries, and the consummation by the Company and its Subsidiaries of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes and the reservation for issuance and issuance of the Conversion Shares issuable upon conversion of the Notes as of the applicable Closing and the issuance of the Warrants and the reservation for issuance and issuance of the Warrant Shares issuable upon exercise of the Warrants as of the applicable Closing Date) have been duly authorized by the Company’s board of directors (the “Board of Directors”) and each of its Subsidiaries’ board of directors or other governing body, as applicable, and (other than the inclusion of the Securities in the Business Combination Registration Statement, the filing with the SEC of one or more registration statements in accordance with the requirements of the Registration Rights Agreement, a Form D with the SEC and any filing(s) required by applicable state “Blue Sky” securities laws, rules and regulations (together the “Securities Filings”) and filing of UCC financing statements) no further filing, consent or authorization is required by the Company, its Subsidiaries, their respective boards of directors or their stockholders or other governing body. This Agreement has been, and as of each applicable Closing, the other Transaction Documents to which the Company is a party will be duly executed and delivered by the Company, and each constitutes (or will constitute, as applicable) the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law and except as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Prior to the applicable Closing, the Transaction Documents to which each Subsidiary is a party will be duly executed and delivered by each such Subsidiary, and shall constitute the legal, valid and binding obligations of each such Subsidiary, enforceable against each such Subsidiary in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law and except as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies. “Transaction Documents” means, collectively, this Agreement, the Notes, the Warrants, the Security Documents, the Registration Rights Agreement, the Sponsor Shares Agreement (as defined in Section 7(b)(xxiii)), that certain subordination agreement by and among CCEQ0626, a series of CGF2021 LLC, the Company (together with any other obligor that may be joined thereto from time to time) and the Collateral Agent, in the form attached hereto as Exhibit G, the Irrevocable Transfer Agent Instructions (as defined in Section 5(b)) and each of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the transactions contemplated hereby and thereby, as may be amended from time to time.

(c) Issuance of Securities. The issuance of the Notes and the Warrants at the applicable Closing are duly authorized and, upon issuance in accordance with the terms of the Transaction Documents, will be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, mortgages, defects, claims, liens, pledges, charges, taxes, rights of first refusal, encumbrances, security interests and other encumbrances (collectively “Liens”) with respect to the issuance thereof. Upon exercise in accordance with the Warrants, the Warrant Shares, when issued, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights or Liens with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of common stock. Upon conversion in accordance with the Notes, the Conversion Shares, when issued, will be validly issued, fully paid and non-assessable and free from all preemptive rights or similar rights or Liens without regard to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Stock. Subject to the accuracy of the representations and warranties of the Buyers in this Agreement, the offer and issuance by the Company of the Securities at the Initial Closing and the Additional Closing are exempt from registration under the 1933 Act.

(d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and its Subsidiaries and the consummation by the Company and its Subsidiaries of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes, the Warrants, the Conversion Shares and the Warrant Shares and the reservation for issuance of the Conversion Shares and the Warrant Shares) will not (i) result in a violation of the Certificate of Incorporation (including, without limitation, any certificate of designation contained therein), Bylaws, certificate of formation, memorandum of association, articles of association, or other organizational documents of the Company or any of its Subsidiaries, or any capital stock or other securities of the Company or any of its Subsidiaries, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including, without limitation, foreign, federal and state securities laws and regulations) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(e) Consents. Assuming the accuracy of the representations made by the applicable Buyer in Section 2, neither the Company nor any Subsidiary is required to obtain any consent from, authorization or order of, or make any filing or registration with (other than the Securities Filings and filings of UCC financing statements), any Governmental Entity (as defined below) or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its respective obligations under or contemplated by the Transaction Documents, in each case, in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company or any Subsidiary is required to obtain pursuant to the preceding sentence have been or will be obtained or effected on or prior to the applicable Closing Date, and neither the Company nor any of its Subsidiaries are aware of any facts or circumstances which might prevent the Company or any of its Subsidiaries from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents. “Governmental Entity” means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi-national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

(f) Acknowledgment Regarding Buyer’s Purchase of Securities. The Company acknowledges and agrees that each Buyer is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is (i) an officer or director of the Company or any of its Subsidiaries, (ii) an “affiliate” (as defined in Rule 144) of the Company or any of its Subsidiaries or (iii) to its knowledge, a “beneficial owner” of more than 10% of the shares of Common Stock (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the “1934 Act”). The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer’s purchase of the Securities. The Company further represents to each Buyer that the Company’s and each Subsidiary’s decision to enter into the Transaction Documents to which it is a party has been based solely on the independent evaluation by the Company, each Subsidiary and their respective representatives.

(g) No General Solicitation; Placement Agent’s Fees. The Company has not, nor has any of its Subsidiaries or affiliates, nor has any Person acting on its or their behalf, engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or brokers’ commissions (other than for Persons engaged by any Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby, including, without limitation, placement agent fees payable to Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC, as placement agent (the “Placement Agent”) in connection with the sale of the Securities. The fees and expenses of the Placement Agent to be paid by the Company or any of its Subsidiaries are as set forth on Schedule 3(g) attached hereto. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, attorney’s fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged the Placement Agent in connection with the sale of the Securities. Other than the Placement Agent, the Company has not engaged any placement agent or other agent in connection with the offer or sale of the Securities.

(h) No Integrated Offering. None of the Company, its Subsidiaries or any of their affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the 1933 Act, whether through integration with prior offerings or otherwise, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated for quotation. None of the Company, its Subsidiaries, their affiliates nor any Person acting on their behalf have taken any action or steps that would cause the offering of any of the Securities to be integrated with other offerings of securities of the Company.

(i) Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares and Warrant Shares will increase in certain circumstances. The Company further acknowledges that its obligation to issue the Conversion Shares pursuant to the terms of the Notes in accordance with this Agreement and the Notes and the Warrant Shares upon exercise of the Warrants in accordance with this Agreement, the Notes and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Company.

(j) Application of Takeover Protections; Rights Agreement. The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, interested stockholder, business combination, poison pill (including, without limitation, any distribution under a rights agreement), stockholder rights plan or other similar anti-takeover provision under the Certificate of Incorporation, Bylaws or other organizational documents or the laws of the jurisdiction of its incorporation or otherwise which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and any Buyer’s ownership of the Securities. The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of shares of Common Stock or a change in control of the Company or any of its Subsidiaries.

(k) Material Liabilities. Except as set forth on Schedule 3(k), the Company has no liabilities or obligations, absolute or contingent (individually or in the aggregate), except obligations under contracts that as of the date of this Agreement would not be required to be reflected on a balance sheet prepared in accordance with generally accepted accounting principles as applied in the United States, consistently applied for the periods covered thereby (“GAAP”).

(l) Financial Statements. The Company has delivered to each Buyer its audited financial statements (including balance sheet, income statement and statement of cash flows) as of and for the fiscal year ended December 31, 2025 and its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of March 31, 2026 (the “Balance Sheet Date”) and for the 3-month period ended on the Balance Sheet Date (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except that the unaudited Financial Statements may not contain all footnotes required by GAAP. The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Financial Statements to normal year-end audit adjustments. Except as set forth in the Financial Statements, the Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the Ordinary Course of Business (as defined below) subsequent to the Balance Sheet Date; (ii) obligations under contracts and commitments incurred in the Ordinary Course of Business; and (iii) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Financial Statements, which, in all such cases, individually and in the aggregate would not have a Material Adverse Effect. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. The Company is not currently contemplating to amend or restate any of the Financial Statements, nor is the Company currently aware of facts or circumstances which would require the Company to amend or restate any of the Financial Statements, in each case, in order for any of the Financial Statements to be in compliance with GAAP. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of the Financial Statements or that there is any need for the Company to amend or restate any of the Financial Statements. For purposes of this Agreement, “Ordinary Course of Business” means, in respect of any transaction involving the Company or Subsidiary, the ordinary course of the Company or such Subsidiary’s business in accordance with (a) the usual and customary customs and practices in the kind of business in which the Company or such Subsidiary is engaged, and (b) the past practice and operations of the Company or such Subsidiary, or (c) the proposed and planned practices, activities and operations of the Company or such Subsidiary as described in the Business Combination Registration Statement, and in each case, undertaken by the Company or such Subsidiary in good faith and not for purposes of or having the practical effect of evading any covenant or restriction in any Transaction Document.

(m) Absence of Certain Changes. Since April 1, 2026, there has been no Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. Since April 1, 2026, the Company has not (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, outside of the Ordinary Course of Business, or (iii) made any capital expenditures, individually or in the aggregate, outside of the Ordinary Course of Business.

(n) Neither the Company nor any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated under the 1933 Act) of the Company has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the Company or any Significant Subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company and its Significant Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at such Closing, will not be Insolvent (as defined below). For purposes of this Section 3(n), “Insolvent” means, (i) with respect to the Company and its Significant Subsidiaries, on a consolidated basis, (A) the present fair saleable value of the Company’s and its Significant Subsidiaries’ assets is less than the amount required to pay the Company’s and its Significant Subsidiaries’ total Indebtedness (as defined below), (B) the Company and its Significant Subsidiaries are unable to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured or (C) the Company and its Significant Subsidiaries intend to incur or believe that they will incur debts that would be beyond their ability to pay as such debts mature; and (ii) with respect to the Company and each Significant Subsidiary, individually, (A) the present fair saleable value of the Company’s or such Significant Subsidiary’s (as the case may be) assets is less than the amount required to pay its respective total Indebtedness, (B) the Company or such Significant Subsidiary (as the case may be) is unable to pay its respective debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured or (C) the Company or such Significant Subsidiary (as the case may be) intends to incur or believes that it will incur debts that would be beyond its respective ability to pay as such debts mature. Neither the Company nor any of its Significant Subsidiaries has engaged in any business or in any transaction, and is not about to engage in any business or in any transaction, for which the Company’s or such Subsidiary’s remaining assets constitute unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

(o) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to exist based on events or circumstances that have occurred on or prior to the date hereof with respect to the Company, any of its Subsidiaries or any of their respective businesses, properties, liabilities, prospects, operations (including results thereof) or condition (financial or otherwise), that could reasonably be expected to have a Material Adverse Effect.

(p) Conduct of Business; Regulatory Permits. Neither the Company nor any of its Subsidiaries is in material violation of any term of or in default under its Certificate of Incorporation, any certificate of designation, preferences or rights of any other outstanding series of preferred stock of the Company or any of its Subsidiaries, or its Bylaws. Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries, except in all cases for possible violations which could not, individually or in the aggregate, have a Material Adverse Effect. The Company and each of its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. There is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries.

(q) Foreign Corrupt Practices. Neither the Company, the Company’s Subsidiary or any director, officer, agent, employee, nor any other Person acting for or on behalf of the foregoing (individually and collectively, a “Company Affiliate”) have violated the U.S. Foreign Corrupt Practices Act (the “FCPA”) or any other applicable anti-bribery or anti-corruption laws, nor has any Company Affiliate offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee or any other Person acting in an official capacity for any Governmental Entity to any political party or official thereof or to any candidate for political office (individually and collectively, a “Government Official”) or to any Person under circumstances where such Company Affiliate knew or was aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, for the purpose of:

(i) (A) influencing any act or decision of such Government Official in his/her official capacity, (B) inducing such Government Official to do or omit to do any act in violation of his/her lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Entity, or

(ii) assisting the Company or its Subsidiaries in obtaining or retaining business for or with, or directing business to, the Company or its Subsidiaries.

(r) Transactions With Affiliates. Other than as set forth on Schedule 3(r), no current or former director, officer or, to the knowledge of the Company, 10% stockholder of the Company or its Subsidiaries, or, to the knowledge of the Company, any affiliate of any thereof, is presently, or has ever been, (i) a party to any transaction with the Company or its Subsidiaries (including any contract, agreement or other arrangement providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring payments to, any such director, officer or stockholder or such associate or affiliate or relative Subsidiaries (other than for ordinary course services as employees, officers or directors of the Company or any of its Subsidiaries)) or (ii) the direct or indirect owner of an interest in any corporation, firm, association or business organization which is a competitor, supplier or customer of the Company or its Subsidiaries (except for a passive investment (direct or indirect) in less than 5% of the common stock of a company whose securities are traded on or quoted through an Eligible Market (as defined in the Notes)), nor does any such Person receive income from any source other than the Company or its Subsidiaries which relates to the business of the Company or its Subsidiaries or should properly accrue to the Company or its Subsidiaries. No employee, officer, stockholder or director of the Company or any of its Subsidiaries or member of his or her immediate family is indebted to the Company or its Subsidiaries, as the case may be, nor is the Company or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, and (iii) for other standard employee benefits made generally available to all employees or executives (including stock option agreements outstanding under any stock option plan approved by the Board of Directors).

(s) Equity Capitalization.

(i) Definitions:

(A) “Common Stock” means (x) the Company’s shares of common stock, $0.00001 par value per share, and (y) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(B) “Preferred Stock” means (x) the Company’s blank check preferred stock, $0.00001 par value per share, the terms of which may be designated by the board of directors of the Company in a certificate of designations and (y) any capital stock into which such preferred stock shall have been changed or any share capital resulting from a reclassification of such preferred stock (other than a conversion of such preferred stock into Common Stock in accordance with the terms of such certificate of designations).

(C) “Common Stock Equivalents” means any capital stock or other security of the Company or any of its Subsidiaries that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any capital stock or other security of the Company (including, without limitation, Common Stock) or any of its Subsidiaries.

(ii) Authorized and Outstanding Capital Stock. As of the date hereof, EigenQ is authorized to issue 2,500,000,000 shares of Common Stock, of which 305,298,732 are issued and outstanding, and no shares of Preferred Stock.

(iii) Valid Issuance; Available Shares; Affiliates. All of such outstanding shares are duly authorized and have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Schedule 3(s)(iii) sets forth the number of shares of Common Stock that are (A) reserved for issuance pursuant to Common Stock Equivalents (other than the Notes and the Warrants) and (B) that are, as of the date hereof, owned by Persons who are “affiliates” (as defined in Rule 405 of the 1933 Act and calculated based on the assumption that only officers, directors and holders of at least 10% of the Company’s issued and outstanding Common Stock are “affiliates” without conceding that any such Persons are “affiliates” for purposes of federal securities laws) of the Company or any of its Subsidiaries. To the Company’s knowledge, no Person owns 10% or more of the Company’s issued and outstanding shares of Common Stock (calculated based on the assumption that all Common Stock Equivalents (as defined below), whether or not presently exercisable or convertible, have been fully exercised or converted (as the case may be) taking account of any limitations on exercise or conversion (including “blockers”) contained therein without conceding that such identified Person is a 10% stockholder for purposes of federal securities laws).

(iv) Existing Securities; Obligations. Except as disclosed on Schedule 3(s)(iv): (A) none of the Company’s or any Subsidiary’s shares, interests or capital stock is subject to preemptive rights or any other similar rights or Liens suffered or permitted by the Company or any Subsidiary; (B) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares, interests or capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or capital stock of the Company or any of its Subsidiaries; (C) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act (except pursuant to the Business Combination Registration Statement, the Registration Rights Agreement, the registration rights agreement to be entered into in connection with the Business Combination Closing); (D) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (E) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; and (F) neither the Company nor any Subsidiary has any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement.

(v) Organizational Documents. The Company has furnished to the Buyers true, correct and complete copies of its Certificate of Incorporation and Bylaws, each as amended and as in effect on the date hereof (“Certificate of Incorporation” means, with respect to any Person, its certificate of incorporation, certificate of formation, memorandum of association, articles of association or equivalent organizational document, as amended and in effect from time to time) (“Bylaws” means, with respect to any Person, its bylaws, operating agreement, limited partnership agreement or equivalent governing document, as amended and in effect from time to time).

(t) Indebtedness and Other Contracts. Neither the Company nor any of its Subsidiaries, (i) except as disclosed on the Perfection Certificates, has any outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound, (ii) is, after giving effect to the transactions contemplated hereby in breach or default of (or with the passage of time would reasonably be expected to be in breach of) any contract, agreement or instrument, under which a breach or default by the Company or any of its Subsidiaries could reasonably be expected to result in a Material Adverse Effect, (iii) has any financing statements securing obligations in any amounts filed in connection with the Company or any of its Subsidiaries; (iv) is in violation of any term of, or in default under, any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (v) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect. For purposes of this Agreement: (x) “Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with GAAP) (other than trade payables entered into in the Ordinary Course of Business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; and (y) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

(u) Litigation. There is no action, suit, arbitration, proceeding, inquiry or investigation before or by any court, public board, other Governmental Entity, self-regulatory organization or body pending or, to the Company’s knowledge, threatened in writing against or affecting the Company or any of its Subsidiaries, the Common Stock or any of the Company’s or its Subsidiaries’ officers or directors, whether of a civil or criminal nature or otherwise, in their capacities as such, except as set forth in Schedule 3(u). No director, officer or employee of the Company or any of its subsidiaries has willfully violated 18 U.S.C. §1519 or engaged in spoliation in reasonable anticipation of litigation. The Company is not aware of any fact which might result in or form the basis for any such action, suit, arbitration, investigation, inquiry or other proceeding. Neither the Company nor any of its Subsidiaries is subject to any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity.

(v) Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for, and neither the Company nor any such Subsidiary has any reason to believe that it will be unable to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(w) Employee Relations. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. The Company and its Subsidiaries believe that their relations with their employees are good. No executive officer (as defined in Rule 501(f) promulgated under the 1933 Act) or other Key Person (as defined below) of the Company or any of its Subsidiaries has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer’s employment with the Company or any such Subsidiary. No executive officer or other Key Person of the Company or any of its Subsidiaries is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer or other Key Person (as the case may be) does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. For purposes of this Agreement, “Key Person” means José R. Rosas-Bustos and Dr. Jesse Van Griensven Thé.

(x) Benefit Plans.

(i) The Company has made all required contributions and has no liability to any employee benefit or compensation plan (“Benefit Plan”) subject to ERISA. There are no actions, claims, audits, lawsuits or arbitrations pending, or, to the knowledge of the Company, threatened, with respect to any Benefit Plan or the assets of any Benefit Plan. Except as set forth in Schedule 3(x)(i), each Benefit Plan has been administered in all material respects in accordance with its terms and with all applicable Legal Requirements (as defined below) (including, without limitation, the Code and ERISA). “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

(ii) Except as set forth on Schedule 3(x)(ii), the consummation of the transactions contemplated by this Agreement will not (1) entitle any employee or independent contractor of the Company or its Subsidiaries to severance pay or termination benefits, (2) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former employee or independent contractor of the Company or its Subsidiaries, (3) obligate the Company or any of its affiliates to pay or otherwise be liable for any compensation, vacation days, pension contribution or other benefits to any current or former employee, consultant, agent or independent contractor of the Company or its Subsidiaries for periods before the applicable Closing Date, (4) require assets to be set aside or other forms of security to be provided with respect to any liability under a Benefit Plan, or (5) result in any “parachute payment” (within the meaning of Section 280G of the Code) under any Benefit Plan.

(y) Assets; Title.

(i) Each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in, as applicable, all of its properties and assets, free and clear of all Liens except (i) any Permitted Liens (as defined in the Notes), and (ii) such as have been disposed of in the Ordinary Course of Business. All tangible personal property owned by the Company and its Subsidiaries has been maintained in good operating condition and repair, except (a) for ordinary wear and tear, and (b) where such failure would not have a Material Adverse Effect. All assets leased by the Company or any of its Subsidiaries are in substantially the condition required by the terms of the lease applicable thereto during the term of such lease and upon the expiration thereof (except for (x) ordinary wear and tear, and (y) where such failure would not have a Material Adverse Effect). The Company and its Subsidiaries have good and marketable title in fee simple to all real property, if any, and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except the Permitted Liens and such Liens set forth in Schedule 3(y)(i).

(ii) Schedule 3(y)(ii) sets forth a complete list of all real property and interests in real property leased by the Company as of the date hereof involving payments to or from the Company of over $50,000.00 (the “Real Property”). The Company has good and valid leasehold interest in all Real Property and interests in Real Property shown on Schedule 3(y)(ii) to be leased by it free and clear of all Liens except the Permitted Liens or where such Liens would not have a Material Adverse Effect. Except as set forth on Schedule 3(y)(ii), there exists no default, or any event which upon notice or the passage of time, or both, would give rise to any default, in the performance of the Company or by any lessor under any such lease, nor, to the Company’s knowledge, is the landlord of any such lease in default except where any such default would not have a Material Adverse Effect.

(z) Intellectual Property.

(i) Except as set forth on Schedule 3(z)(i), the Company and its Subsidiaries own all right, title and interest in and to, or have a valid and enforceable license to use all the Intellectual Property reasonably necessary for, and/or used or proposed to be used by them in connection with, their respective businesses. To the Company’s knowledge, the Company and its Subsidiaries are in compliance with all contractual obligations relating to the protection of such of the Intellectual Property as they use pursuant to license or other agreement. The conduct of the business of the Company and its Subsidiaries, to the Company’s knowledge, as currently conducted, or as reasonably be expected to be conducted, does not, and is not reasonably expected to, conflict with or infringe any proprietary right or Intellectual Property of any third party, including, without limitation, the offer for sale, sale, use, manufacture, or importation of any of its products or services and the transmission, reproduction, use, display or modification of any content or material (including framing, and linking web site content) on a web site, bulletin board or other like medium hosted by or on behalf of the Company or any of its Subsidiaries, except for such infringements and conflicts which would not reasonably be expected to have a Material Adverse Effect. There is no claim, suit, action or proceeding pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary: (i) alleging any such conflict or infringement with any third party’s proprietary rights; or (ii) challenging the Company’s or any Subsidiary’s ownership or use of, or the validity or enforceability, of any Intellectual Property.

(ii) Schedule 3(z)(ii) sets forth a true, complete and current list of registered trademarks and copyrights, issued patents, applications to all of the foregoing, and other forms of Intellectual Property registration anywhere in the world that are owned by the Company or a Subsidiary (“Listed Intellectual Property”) and the owner of record, date of application or issuance and relevant jurisdiction as to each. All Listed Intellectual Property is owned by the Company or a Subsidiary, free and clear of security interests, Liens, encumbrances or claims of any nature. All Listed Intellectual Property is valid, subsisting, unexpired, in proper form and enforceable and all renewal fees and other maintenance fees that have fallen due on or prior to the Business Combination Closing Date of this Agreement have been paid. The Company and its Subsidiaries, officers, directors, and agents, do not know of any reason the Listed Intellectual Property might be invalid or unenforceable. To the Company’s knowledge, no Listed Intellectual Property is the subject of any proceeding before any governmental, registration or other authority in any jurisdiction, including any office action or other form of preliminary or final refusal of registration, except as noted on Schedule 3(z)(ii). The consummation of the transactions contemplated hereby will not alter or impair any Intellectual Property that is owned or licensed by the Company or a Subsidiary.

(iii) Schedule 3(z)(iii) sets forth a true, complete, and current list of all agreements relating to Intellectual Property to which the Company or a Subsidiary is a party, subject or bound (the “Intellectual Property Contracts”) (other than agreements involving (A) the license to the Company of standard, generally commercially available “off-the-shelf” third party products that are not and will not to any extent be part of any product, service or Intellectual Property offering of the Company and do not involve an amount exceeding $20,000 per year in license fees, (B) backup licenses from employees and contractors granted in connection with providing services to the Company, (C) licenses to Open Source Software (as defined below), (D) customary nondisclosure agreements entered into by the Company in the Ordinary Course of Business that do not include any terms (w) granting the right to use residuals, (x) assigning Intellectual Property, (y) granting express license rights, or (z) constituting a covenant not to assert rights to Intellectual Property; (E) nonexclusive feedback licenses and nonexclusive licenses to use trademarks, in each case that are incidental to the subject matter of the applicable agreement in which they are incorporated; and (F) licenses to the Company solely for the purpose of enabling the Company to provide services to the licensor). Each Intellectual Property Contract: (i) is valid and binding on the Company or a Subsidiary, as the case may be, and, to the Company’s knowledge, the counterparties thereto, and is in full force and effect and (ii) upon consummation of the transactions contemplated hereby shall continue in full force and effect without penalty or other adverse consequence. For the purposes hereof, “Open Source Software” means any open source, software, technologies or other materials that are licensed or distributed under any license arrangement or other distribution model qualifying for the “Open Source” definition promulgated by the Open Source Initiative at www.opensource.org/osd or any other public domain or “community” (or similar) materials. Company and its Subsidiaries have not authorized any third party to use or otherwise exploit any Intellectual Property owned by or licensed to the Company or any Subsidiary, except pursuant to a binding, written Intellectual Property Contract and except any implied licenses granted as the result of commercial sales of products or services incorporating such Intellectual Property.

(iv) The computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, network equipment, data, data communication lines and all other computerized or information technology equipment and associated documentation used by the Company or any of its Subsidiaries in its day-to-day operations (collectively, “IT Assets”) (i) operate and perform in all material respects in accordance with their documentation and functional specifications, and (ii) have not malfunctioned or failed in a manner materially disruptive to the business of the Company or any of its Subsidiaries within the past three (3) years. To the knowledge of the Company, no Person has gained unauthorized access to the IT Assets. The Company and its Subsidiaries have implemented reasonable backup, archive, security and disaster recovery technology and processes. Company has (1) complied in all respects with its published privacy policies and internal privacy policies and guidelines, related contractual obligations with customers and end users and all Applicable Laws relating to data privacy, data protection and data security, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of personally identifiable information (including personally identifiable information of employees, contractors, and third Persons who have provided information to Company, and (2) taken commercially reasonable measures to ensure that personally identifiable information is protected against loss, damage, and unauthorized access, use, modification, or other misuse. There has been no loss, damage, or unauthorized access, use, modification, or other misuse of any such information by Company or any of its founders, officers, employees, consultants or independent contractors. No third Person (including any Governmental Authority) has made any claim or commenced any action with respect to loss, damage, or unauthorized access, use, modification, or other misuse of any such personally identifiable information by Company or any of its founders, officers, employees, consultants or independent contractors or any independent contractors of Company’s Affiliates, and to Company’s knowledge there is no reasonable basis for any such claim or action.

(v) Except as set forth on Schedule 3(z)(v), no present or former employee, officer, or director of the Company or any Subsidiary, or agent or outside contractor of the Company or any Subsidiary, holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Intellectual Property that is owned or licensed by the Company or any Subsidiary.

(vi) To the Company’s knowledge: (i) none of the Listed Intellectual Property has been used, disclosed or appropriated to the detriment of the Company or any Subsidiary for the benefit of any Person other than the Company; and (ii) no employee, independent contractor or agent of the Company or any Subsidiary has misappropriated any trade secrets or other confidential information of any other Person in the course of the performance of his or her duties as an employee, independent contractor, or agent of the Company or any Subsidiary.

(vii) Any programs, modifications, enhancements or other inventions, improvements, discoveries, methods or works of authorship (“Works”) that were created by employees of the Company or any Subsidiary were made in the regular course of such employees’ employment or service relationships with the Company or its Subsidiary using the Company’s or the Subsidiary’s facilities and resources and, as such, constitute either Works made for hire or all rights and title to and in such Works have been fully assigned to the Company or a Subsidiary. Each such employee who has created Works or any employee who in the regular course of his employment may create Works, and all consultants, have signed an assignment or similar agreement with the Company or the Subsidiary confirming the Company’s or the Subsidiary’s exclusive ownership of, or in the alternate, transferring and assigning to the Company or the Subsidiary, all right, title and interest in and to such Works including copyright and other Intellectual Property rights therein.

(viii) For the purpose of this Agreement, “Intellectual Property” shall mean all of the following: (A) registered and unregistered trademarks and service marks, trade dress, logos, product configurations, trade names and other indications of origin, applications and registrations in any jurisdiction pertaining to the foregoing, and all goodwill associated therewith; (B) inventions, discoveries, improvements, ideas (whether or not patentable and whether or not reduced to practice), know-how, formula methodology, processes, technology, software (including password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data), and applications and patents in any jurisdiction pertaining to the foregoing, including re-issues, continuations, divisions, continuations-in-part, renewals or extensions, utility models, certificates of invention, industrial designs, and rights to claim priority to any of the foregoing in any jurisdiction; (C) trade secrets (whether or not patentable and whether or not reduced to practice), including confidential information and the right in any jurisdiction to limit the use or disclosure thereof; (D) copyrights in writings, designs software, mask works or any other works of authorship (whether published or unpublished), including applications or registrations in any jurisdiction for the foregoing, and all moral and visual rights related thereto; (E) database rights; (F) computer software, internet websites, URLs, domain names and applications and registration rights pertaining thereto, and all Intellectual Property used in connection with or contained in all versions of the Company’s Web sites, including data and documentation, passwords, and all information reasonably necessary to access and control access to the foregoing; (G) rights under all agreements relating to the foregoing; (H) books and records and copies and tangible embodiments pertaining to the foregoing; and (I) claims or causes of action arising out of or related to past, present or future infringement or misappropriation of the foregoing and the right to sue and recover the foregoing.

(aa) Environmental Laws. (i) The Company and its Subsidiaries (A) are in compliance with any and all Environmental Laws (as defined below), (B) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (C) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (A), (B) and (C), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term “Environmental Laws” means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

(i) No Hazardous Materials. To the knowledge of the Company, no Hazardous Materials:

(A) have been disposed of or otherwise released from any Real Property of the Company or any of its Subsidiaries in violation of any Environmental Laws; or

(B) are present on, over, beneath, in or upon Real Property or any portion thereof in quantities that would constitute a violation of any Environmental Laws, and no prior use by the Company or any of its Subsidiaries of any Real Property has occurred that violates any Environmental Laws, which violation would have a Material Adverse Effect on the business of the Company or any of its Subsidiaries.

(ii) Neither the Company nor any of its Subsidiaries knows of any other Person who or entity which has stored, treated, recycled, disposed of or otherwise located on any Real Property any Hazardous Materials, including, without limitation, such substances as asbestos and polychlorinated biphenyls.

(iii) None of the Real Properties are on any federal or state “Superfund” list or Liability Information System (“CERCLIS”) list or any state environmental agency list of sites under consideration for CERCLIS, nor subject to any environmental related Liens.

(bb) Subsidiary Rights. The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

(cc) Tax Status. The Company and each of its Subsidiaries (i) has timely made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has timely paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith, and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply except in each case as would not be expected to have a Material Adverse Effect. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction (except those contested in good faith), and the officers of the Company and its Subsidiaries know of no basis for any such claim (except those contested in good faith). The Company is not operated in such a manner as to qualify as a passive foreign investment company, as defined in Section 1297 of the Code. The net operating loss carryforwards (“NOLs”) for United States federal income tax purposes of the consolidated group of which the Company is the common parent, if any, shall not be adversely affected by the transactions contemplated hereby. The transactions contemplated hereby do not constitute an “ownership change” within the meaning of Section 382 of the Code, thereby preserving the Company’s ability to utilize such NOLs.

(dd) [Intentionally Omitted].

(ee) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company or any of its Subsidiaries and an unconsolidated or other off balance sheet entity that would be reasonably likely to have a Material Adverse Effect.

(ff) Investment Company Status. The Company is not, and upon consummation of the sale of the Securities will not be, an “investment company,” an affiliate of an “investment company,” a company controlled by an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company” as such terms are defined in the Investment Company Act of 1940, as amended.

(gg) U.S. Real Property Holding Corporation. Neither the Company nor any of its Subsidiaries is, or has ever been, and so long as any of the Securities are held by any of the Buyers, shall become, a U.S. real property holding corporation within the meaning of Section 897 of the Code, and the Company and each Subsidiary shall so certify upon any Buyer’s request.

(hh) Transfer Taxes. On each Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the issuance, sale and transfer of the Securities to be sold to each Buyer hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

(ii) Bank Holding Company Act. Neither the Company nor any of its Subsidiaries is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(jj) Illegal or Unauthorized Payments; Political Contributions. Neither the Company nor any of its Subsidiaries nor, to the best of the Company’s knowledge (after reasonable inquiry of its executive officers and directors), any of the officers, directors, employees, agents or other representatives of the Company or any of its Subsidiaries or any other business entity or enterprise with which the Company or any Subsidiary is or has been affiliated or associated, has, directly or indirectly, made or authorized any payment, contribution or gift of money, property, or services, whether or not in contravention of applicable law, (i) as a kickback or bribe to any Person or (ii) to any political organization, or the holder of or any aspirant to any elective or appointive public office except for personal political contributions not involving the direct or indirect use of funds of the Company or any of its Subsidiaries.

(kk) Money Laundering. The Company and its Subsidiaries are in compliance with, and have not previously violated, the USA Patriot Act of 2001 and all other applicable U.S. and non-U.S. anti-money laundering laws and regulations, including, without limitation, the laws, regulations and Executive Orders and sanctions programs administered by the U.S. Office of Foreign Assets Control, including, but not limited to (i) Executive Order 13224 of September 23, 2001 entitled, “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism” (66 Fed. Reg. 49079 (2001)); and (ii) any regulations contained in 31 CFR, Subtitle B, Chapter V.

(ll) Books and Records. The books of account, ledgers, order books, records and documents of the Company and its Subsidiaries accurately and completely reflect all information relating to the respective businesses of the Company and its Subsidiaries, the nature, acquisition, maintenance, location and collection of each of their respective assets, and the nature of all transactions giving rise to material obligations or accounts receivable of the Company or its Subsidiaries, as the case may be, except where the failure to so reflect such information would not have a Material Adverse Effect. The minute books of the Company and its Subsidiaries contain accurate records of all meetings and accurately reflect all other actions taken by the stockholders, boards of directors and all committees of the boards of directors, and other governing Persons of the Company and its Subsidiaries, respectively.

(mm) Acknowledgement Regarding Buyers’ Trading Activity. It is understood and acknowledged by the Company (a) (i) that none of the Buyers have been asked by the Company or its Subsidiaries to agree, nor has any Buyer agreed with the Company or its Subsidiaries, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) that each Buyer shall not be deemed to have any affiliation with or control over any arm’s length counter party in any “derivative” transaction; and (iii) each Buyer may rely on the Company’s obligation to timely deliver shares of Common Stock upon conversion, exercise or exchange, as applicable, of the Securities as and when required pursuant to the Transaction Documents for purposes of effecting trading in the Common Stock of the Company. The Company further understands and acknowledges that following the public disclosure of the transactions contemplated by the Transaction Documents pursuant to the Initial 8-K Filing (as defined below) one or more Buyers may engage in hedging and/or trading activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value and/or number of the Conversion Shares deliverable with respect to the Notes are being determined and such hedging and/or trading activities, if any, can reduce the value of the existing stockholders’ equity interest in the Company both at and after the time the hedging and/or trading activities are being conducted. The Company acknowledges that such aforementioned hedging and/or trading activities do not, in and of themselves, constitute a breach of this Agreement, the Notes or any other Transaction Document or any of the documents executed in connection herewith or therewith. Notwithstanding the foregoing, each Buyer acknowledges that certain of SVAQ’s securities are registered with the Securities and Exchange Commission under the Exchange Act, and that certain of the SVAQ’s securities are publicly traded. Accordingly, each Buyer agrees that until the public announcement of the transactions contemplated by this Agreement in accordance with Section 4(v), such Buyer shall not directly or indirectly (including through any affiliate of the Buyer) purchase or sell, in any way, shape or form (including, but not limited to, pursuant to a “hedging” transaction (whether or not such transaction involves the actual exchange of securities) or “short selling”), directly or indirectly, SVAQ’s securities.

(nn) Management. Except as set forth in Schedule 3(nn) hereto, during the past five year period, to the knowledge of the Company, no current or former officer or director or current ten percent (10%) or greater stockholder of the Company or any of its Subsidiaries has been the subject of:

(i) a petition under bankruptcy laws or any other insolvency or moratorium law or the appointment by a court of a receiver, fiscal agent or similar officer for such Person, or any partnership in which such Person was a general partner at or within two years before the filing of such petition or such appointment, or any corporation or business association of which such Person was an executive officer at or within two years before the time of the filing of such petition or such appointment;

(ii) a conviction in a criminal proceeding or a named subject of a pending criminal proceeding (excluding traffic violations that do not relate to driving while intoxicated or driving under the influence);

(iii) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining any such Person from, or otherwise limiting, the following activities:

(1) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the United States Commodity Futures Trading Commission or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(2) Engaging in any particular type of business practice; or

(3) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of securities laws or commodities laws;

(iv) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any authority barring, suspending or otherwise limiting for more than sixty (60) days the right of any such Person to engage in any activity described in the preceding sub paragraph, or to be associated with Persons engaged in any such activity;

(v) a finding by a court of competent jurisdiction in a civil action or by the SEC or other authority to have violated any securities law, regulation or decree and the judgment in such civil action or finding by the SEC or any other authority has not been subsequently reversed, suspended or vacated; or

(vi) a finding by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding has not been subsequently reversed, suspended or vacated.

(oo) Stock Option Plans. Except as disclosed on Schedule 3(oo), each stock option granted by the Company was granted (i) in accordance with the terms of the applicable stock option plan of the Company and (ii) with an exercise price at least equal to the fair market value of the Common Stock on the date such stock option would be considered granted under GAAP and applicable law. No stock option granted under the Company’s stock option plan has been backdated. The Company has not knowingly granted, and there is no and has been no policy or practice of the Company to knowingly grant, stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

(pp) No Disagreements with Accountants and Lawyers. There are no material disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under any of the Transaction Documents.

(qq) No Disqualification Events. With respect to Securities to be offered and sold hereunder in reliance on Rule 506(b) under the 1933 Act (“Regulation D Securities”), none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering contemplated hereby, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the 1933 Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the 1933 Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Buyers a copy of any disclosures provided thereunder.

(rr) Other Covered Persons. The Company is not aware of any Person (other than the Placement Agent) that has been or will be paid (directly or indirectly) remuneration for solicitation of Buyers or potential purchasers in connection with the sale of any Regulation D Securities.

(ss) No Additional Agreements. The Company does not have any agreement or understanding with any Buyer with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.

(tt) Public Utility Holding Act. None of the Company nor any of its Subsidiaries is a “holding company,” or an “affiliate” of a “holding company,” as such terms are defined in the Public Utility Holding Act of 2005.

(uu) Federal Power Act. None of the Company nor any of its Subsidiaries is subject to regulation as a “public utility” under the Federal Power Act, as amended.

(vv) Cybersecurity. The Company and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants that would reasonably be expected to have a Material Adverse Effect on the Company’s business. The Company and its Subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data, including “Personal Data,” used in connection with their businesses. “Personal Data” means (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number; (ii) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; (iii) “personal data” as defined by the European Union General Data Protection Regulation (“GDPR”) (EU 2016/679); (iv) any information which would qualify as “protected health information” under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”); and (v) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any data related to an identified person’s health or sexual orientation. There have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other Person or such, nor any incidents under internal review or investigations relating to the same except in each case, where such would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company and its Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification except in each case, where such would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(ww) Compliance with Data Privacy Laws. The Company and its Subsidiaries are, and at all prior times were, in compliance with all applicable state and federal data privacy and security laws and regulations, including without limitation HIPAA, and the Company and its Subsidiaries have taken commercially reasonable actions to prepare to comply with, and since May 25, 2018, have been and currently are in compliance with, the GDPR (EU 2016/679) (collectively, the “Privacy Laws”) except in each case, where such would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. To ensure compliance with the Privacy Laws, the Company and its Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling, and analysis of Personal Data (the “Policies”). The Company and its Subsidiaries have at all times made all disclosures to users or customers required by applicable laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have, to the Company’s knowledge, been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Company further certifies that neither it nor any Subsidiary: (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law.

(xx) Ranking of Notes. No Indebtedness of the Company, at the applicable Closing, will be senior to, or pari passu with, the Notes in right of payment, except for the Other Notes (as defined in the Note), whether with respect to payment or redemptions, interest, damages, upon liquidation or dissolution or otherwise.

(yy) Disclosure. No statement made by the Company in this Agreement, any other Transaction Document or the exhibits and schedules attached hereto or in any certificate or schedule furnished or to be furnished by or on behalf of the Company to the Buyers or any of their representatives in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading, in each case as of the date hereof. The Due Diligence Materials previously provided by or on behalf of the Company to each Buyer (the “Due Diligence Materials”), were prepared in good faith by the Company and, to the Company’s knowledge as of the date provided, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not materially misleading, except that with respect to assumptions, projections and expressions of opinion or predictions contained in the Due Diligence Materials, the Company represents only that such assumptions, projections, expressions of opinion and predictions were made in good faith and that the Company believes there is a reasonable basis therefor. The Company acknowledges and agrees that no Buyer makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2.

4. COVENANTS.

(a) Best Efforts.

(i) Each Buyer shall use its best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Section 6 of this Agreement. The Company and PubCo shall use their best efforts to timely satisfy each of the conditions to be satisfied by them as provided in Section 7 of this Agreement. Without limiting the foregoing, PubCo shall use its best efforts to register the shares of Common Stock underlying the Securities in the Business Combination Registration Statement and, from and after the Business Combination Closing, carry out and cause the Company to carry out all obligations applicable to the Company under this Agreement and the other Transaction Documents.

(ii) The Business Combination Registration Statement will contain such shareholder proposals necessary for the approval of the issuance of all the Securities under the rules of the Principal Market (as defined in the Notes), including without limitation Rule 5635 of the Nasdaq Listing Rules, subject to applicable Nasdaq Listing Rules. The shareholders of SVAQ and/or the Company, as applicable, shall have voted to adopt and approve such proposals prior to the consummation of the Additional Closing.

(b) Form D and Blue Sky. The Company shall file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing. The Company shall, on or before each Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to, qualify the Securities for sale to the Buyers at such Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyers on or promptly following such Closing Date. Without limiting any other obligation of the Company under this Agreement, the Company shall timely make all filings and reports relating to the offer and sale of the Securities required under all applicable securities laws (including, without limitation, all applicable federal securities laws and all applicable “Blue Sky” laws), and the Company shall comply with all applicable foreign, federal, state and local laws, statutes, rules, regulations and the like relating to the offering and sale of the Securities to the Buyers.

(c) [Intentionally Omitted]

(d) Fees. The Company shall be responsible for the payment of any financial advisory fees, Controlled Account Bank fees, transfer agent fees, DTC (as defined below) fees or broker’s commissions (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys’ fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyers.

(e) Financial Statements and Inspection.

(i) The Company shall deliver to each Buyer (unless any such Buyer has elected by written notice to the Company that it does not want to receive any or all of the following):

(1) as soon as practicable following the end of each fiscal quarter (other than the fourth fiscal quarter of each fiscal year), but in no event later than forty-five (45) days after the end of such fiscal quarter, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders’ equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(2) as soon as practicable following the end of each fiscal year, but in no event later than ninety (90) days following the end of such fiscal year, a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of stockholders’ equity as of the end of such year; and

(3) notice of any Material Adverse Effect as soon as practicable after the Company becomes aware of such Material Adverse Effect, but in no event later than five (5) Business Days after the Company becomes aware of such Material Adverse Effect, provided that nothing in this Section 4(e) shall require the Company to disclose any information which would adversely affect the attorney-client privilege between the Company and its counsel.

(ii) The Company shall notify the Buyers in writing of (i) any material default under any of the Company’s agreements governing its Indebtedness and (ii) the receipt by the Company of any default notices in connection therewith, in each case promptly and in no event later than five (5) Business Days after the occurrence of any such default or the receipt of any such default notice.

(iii) The Company shall permit each Buyer to visit and inspect the Company’s properties, to examine its books of account, records, contracts and agreements and to discuss the Company’s affairs, finances and accounts with its Chief Executive Officer or Chief Financial Officer during normal business hours of the Company and upon reasonable prior notice as may be reasonably requested by such Buyer, provided that the Company shall not be obligated to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

(iv) The covenants set forth in this Section 4(e) shall terminate as to Buyers and be of no further force or effect upon the Business Combination Closing.

(f) Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any Governmental Entity, except where such violations would not reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect.

(g) Passive Foreign Investment Company. The Company shall conduct its business, and shall cause its Subsidiaries to conduct their respective businesses, in such a manner as will ensure that the Company will not be deemed to constitute a passive foreign investment company within the meaning of Section 1297 of the Code.

(h) Corporate Existence. So long as any Buyer beneficially owns any Notes, the Company shall not be party to any Fundamental Transaction (as defined in the Notes) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes.

(i) Books and Records. The Company will keep proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Company and its Subsidiaries in accordance with GAAP.

(j) Participation Right. At any time on or prior to the third anniversary of the Business Combination Closing Date, no BC Party shall, directly or indirectly, issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity security or any equity-linked or related security (including, without limitation, any “equity security” (as that term is defined under Rule 405 promulgated under the 1933 Act), any Common Stock Equivalents, any debt, any preferred stock or any purchase rights) (any such issuance, offer, sale, grant, disposition or announcement is referred to as a “Subsequent Placement”) unless the Company shall have first complied with this Section 4(j). The Company acknowledges and agrees that the right set forth in this Section 4(j) is a right granted by the Company, separately, to any fund, account or entity controlled or managed by Ayrton Capital LLC or any of its affiliates, including EOT AC LLC (together with their respective successors and assigns, the “Lead Buyer”, provided that the 30% participation right shall in no case be duplicated and shall be an aggregate right to be allocated among Ayrton and its affiliates).

(i) Except with respect to an Equity Offering, which shall instead be governed exclusively by Section 4(j)(x) below, the provisions of this Section 4(j)(i) shall apply. At least five (5) Trading Days (as defined in the Notes) prior to any proposed or intended Subsequent Placement, the Company shall deliver to Lead Buyer a written notice (each such notice, a “Pre-Notice”), which Pre-Notice shall not contain any information (including, without limitation, material, non-public information) other than: (A) if the proposed Offer Notice (as defined below) constitutes or contains material, non-public information, a statement asking whether the Investor is willing to accept material non-public information or (B) if the proposed Offer Notice does not constitute or contain material, non-public information, (x) a statement that the Company proposes or intends to effect a Subsequent Placement, (y) a statement that the statement in clause (x) above does not constitute material, non-public information and (z) a statement informing Lead Buyer that it is entitled to receive an Offer Notice (as defined below) with respect to such Subsequent Placement upon its written request. Upon the written request of a Lead Buyer within three (3) Trading Days after the Company’s delivery to Lead Buyer of such Pre-Notice, and only upon a written request by Lead Buyer, the Company shall promptly, but no later than one (1) Trading Day after such request, deliver to Lead Buyer an irrevocable written notice (the “Offer Notice”) of any proposed or intended issuance or sale or exchange (the “Offer”) of the securities being offered (the “Offered Securities”) in a Subsequent Placement, which Offer Notice shall (A) identify and describe the Offered Securities, (B) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, (C) identify the Persons (if known) to which or with which the Offered Securities are to be offered, issued, sold or exchanged and (D) offer to issue and sell to or exchange with Lead Buyer in accordance with the terms of the Offer thirty percent (30%) of the Offered Securities (the “Basic Amount”).

(ii) To accept an Offer, in whole or in part, Lead Buyer must deliver a written notice to the Company prior to the end of the fifth (5th) Trading Day after Lead Buyer’s receipt of the Offer Notice (the “Offer Period”), setting forth the portion of the Basic Amount that Lead Buyer elects to purchase (the “Notice of Acceptance”). Notwithstanding the foregoing, if the Company desires to modify or amend the terms and conditions of the Offer prior to the expiration of the Offer Period, the Company may deliver to Lead Buyer a new Offer Notice and the Offer Period shall expire on the fifth (5th) Trading Day after Lead Buyer’s receipt of such new Offer Notice.

(iii) (A) The Company shall have forty (40) Business Days from the expiration of the Offer Period above (A) to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by a Lead Buyer (the “Refused Securities”) pursuant to a definitive agreement(s) (the “Subsequent Placement Agreement”), but only to the offerees described in the Offer Notice (if so described therein) and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring Person or Persons or less favorable to the Company than those set forth in the Offer Notice and (B) the Company shall have forty (40) Business Days from the expiration of the Offer Period above to publicly announce (x) the execution of such Subsequent Placement Agreement, and (y) either (I) the consummation of the transactions contemplated by such Subsequent Placement Agreement or (II) the termination of such Subsequent Placement Agreement, which, if after the Business Combination Closing, shall be filed with the SEC on a Current Report on Form 8-K with such Subsequent Placement Agreement and any documents contemplated therein filed as exhibits thereto.

(iv) Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, Lead Buyer shall acquire from the Company, and the Company shall issue to Lead Buyer, the number or amount of Offered Securities specified in its Notice of Acceptance, upon the terms and conditions specified in the Offer. The purchase by Lead Buyer of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and Lead Buyer of a separate purchase agreement relating to such Offered Securities reasonably satisfactory to Lead Buyer and its counsel. For the avoidance of doubt, any comments to the purchase agreement provided by Lead Buyer and its counsel shall not be considered a modification or amendment to the Offer.

(v) The Company and Lead Buyer agree that if Lead Buyer elects to participate in the Offer, neither the Subsequent Placement Agreement with respect to such Offer nor any other transaction documents related thereto shall include any term or provision whereby Lead Buyer shall be required to agree to any restrictions on trading as to any securities of the Company or be required to consent to any amendment to or termination of, or grant any waiver, release or the like under or in connection with, any agreement previously entered into with the Company or any instrument received from the Company. For the avoidance of doubt, any rights to amend, modify, or otherwise alter Lead Buyer’s transaction documents in connection with any such Subsequent Placement shall reside exclusively with Lead Buyer.

(vi) Notwithstanding anything to the contrary in this Section 4(j) and unless otherwise agreed to by Lead Buyer, the Company shall either confirm in writing to Lead Buyer that the transaction with respect to the Subsequent Placement has been abandoned or shall publicly disclose its intention to issue the Offered Securities, in either case, in such a manner such that Lead Buyer will not be in possession of any material, non-public information, by the fifth (5th) Trading Day following delivery of the Offer Notice. If by such fifth (5th) Trading Day, no public disclosure regarding a transaction with respect to the Offered Securities has been made, and no notice regarding the abandonment of such transaction has been received by Lead Buyer, such transaction shall be deemed to have been abandoned and Lead Buyer shall not be in possession of any material, non-public information with respect to the Company or any of its Subsidiaries. Should the Company decide to pursue such transaction with respect to the Offered Securities, the Company shall provide Lead Buyer with another Offer Notice and Lead Buyer will again have the right of participation set forth in this Section 4(j). The Company shall not be permitted to deliver more than one such Offer Notice to Lead Buyer in any sixty (60) day period, except as expressly contemplated by the last sentence of Section 4(j)(ii).

(vii) The restrictions contained in this Section 4(j) shall not apply in connection with the issuance of any Excluded Securities.

(viii) The Company acknowledges and agrees that this Section 4(j) shall survive the repayment, redemption, termination or other retirement of the Notes and Warrants.

(ix) If any BC Party effects a Subsequent Placement in violation of this Section 4(j), then, in addition to any other rights and remedies available to Lead Buyer at law or in equity, Lead Buyer shall have the right, exercisable by written notice to the Company delivered within thirty (30) days after Lead Buyer first becomes aware of such Subsequent Placement, to purchase from the Company, upon the same terms and conditions as such Subsequent Placement, the Basic Amount of the securities issued, sold or exchanged therein that Lead Buyer would have been entitled to purchase had the Company complied with this Section 4(j), and the Company shall issue and sell such securities to Lead Buyer within five (5) Business Days following such notice. The Company acknowledges and agrees that remedies at law would be inadequate for any breach of this Section 4(j) and that Lead Buyer shall be entitled to specific performance and injunctive relief without the necessity of posting a bond. For purposes of this Section 4(j), “Equity Offering” means any Subsequent Placement consisting of the issuance or sale of shares of Common Stock, warrants to purchase Common Stock, or other equity or equity-linked securities of the Company that is priced, and for which the purchase agreement or underwriting agreement therefor is executed, within a single Trading Day, whether pursuant to a registered offering, a private placement, or otherwise.

(x) Notwithstanding anything in this Section 4(j) to the contrary, in the event of an Equity Offering: (A) the Pre-Notice required by Section 4(j)(i) shall be delivered no later than twelve (12) hours prior to the pricing (or, if earlier, the public announcement) of such Equity Offering (in lieu of five (5) Trading Days); and (B) Lead Buyer must deliver its Notice of Acceptance within twelve (12) hours after receipt of the Offer Notice (in lieu of five (5) Trading Days).

(xi) Notwithstanding the foregoing, the restrictions and obligations of the Company contained in this Section 4(j) shall not apply in respect of the issuance of (A) shares of Common Stock or Options (as defined in the Notes) issued to managers, directors, officers, employees, consultants or service providers of the Company or any Subsidiary for services rendered in their capacity as such pursuant to an Approved Stock Plan (as defined below) or an Approved Agreement (as defined below); (B) shares of Common Stock issued upon the conversion or exercise of Common Stock Equivalents issued and outstanding as of the Subscription Date (as defined in the Notes), provided that such Common Stock Equivalents have not been amended since the Subscription Date to (1) increase the number of shares of Common Stock issuable thereunder, (2) decrease the exercise price, exchange price or conversion price thereof (other than in connection with stock splits or combinations as contemplated by this Agreement), or (3) extend the term thereof, and provided further that the conversion, exercise or other method of issuance of any such Common Stock Equivalent is made solely pursuant to the conversion, exercise or issuance provisions of such Common Stock Equivalent that were in effect on the Subscription Date; (C) the Conversion Shares; (D) the Warrant Shares; (E) any shares of Common Stock issued or issuable in connection with any bona fide strategic or commercial alliances, acquisitions, mergers and strategic partnerships, which transaction was approved by a majority of the independent directors of the Company’s Board of Directors and is consummated with a counterparty that is an operating business and such transaction is not primarily for capital raising purposes; (F) the securities to be issued in the Business Combination in accordance with the terms of the Business Combination Agreement, as in effect as of the date of the Securities Purchase Agreement; and (G) the SPV Securities (as defined below), so long as such SPV Securities are not amended or modified to lower the exercise or conversion price or increase the number of shares issuable thereunder; and (each of the foregoing in clauses (A) through (G), collectively the “Excluded Securities”). For purposes herein, “Approved Agreement” means any employment agreement, consulting agreement or other agreement by the Company or a Subsidiary, on the one hand, and any director, manager, officer, consultant or service provider of the Company or a Subsidiary, on the other hand, and “Approved Stock Plan” means any employee benefit plan which has been approved by the board of directors of the Company prior to or subsequent to the date hereof pursuant to which shares of Common Stock, options to purchase Common Stock, restricted stock purchase agreements, restricted stock units or any other similar equity awards may be issued to any employee, consultant, officer, director, manager or service provider for services provided to the Company or any Subsidiary in their capacity as such. For the avoidance of doubt, no Variable Rate Transaction shall be Excluded Securities.

(k) Collateral Agent. Each Buyer hereby (i) appoints EOT AC LLC, as the collateral agent hereunder and under the other Security Documents (in such capacity, the “Collateral Agent”), and (ii) authorizes the Collateral Agent (and its officers, directors, employees and agents) to take such action on such Buyer’s behalf in accordance with the terms hereof and thereof. The Collateral Agent shall not have, by reason hereof or any of the other Security Documents, a fiduciary relationship in respect of any Buyer. Neither the Collateral Agent nor any of its officers, directors, employees or agents shall have any liability to any Buyer for any action taken or omitted to be taken in connection hereof or any other Security Document except to the extent caused by its own gross negligence or willful misconduct, and each Buyer agrees to defend, protect, indemnify and hold harmless the Collateral Agent and all of its officers, directors, employees and agents (collectively, the “Collateral Agent Indemnitees”) from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys’ fees, costs and expenses) incurred by such Collateral Agent Indemnitee, whether direct, indirect or consequential, arising from or in connection with the performance by such Collateral Agent Indemnitee of the duties and obligations of Collateral Agent pursuant hereto or any of the Security Documents. The Collateral Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Required Holder (as defined in Section 9(e) of this Agreement), and such instructions shall be binding upon all holders of Notes; provided, however, that the Collateral Agent shall not be required to take any action which, in the reasonable opinion of the Collateral Agent, exposes the Collateral Agent to liability or which is contrary to this Agreement or any other Transaction Document or applicable law. The Collateral Agent shall be entitled to rely upon any written notices, statements, certificates, orders or other documents or any telephone message believed by it in good faith to be genuine and correct and to have been signed, sent or made by the proper Person, and with respect to all matters pertaining to this Agreement or any of the other Transaction Documents and its duties hereunder or thereunder, upon advice of counsel selected by it.

(l) Successor Collateral Agent.

(i) The Collateral Agent may resign from the performance of all its functions and duties hereunder and under the other Transaction Documents at any time by giving at least ten (10) Business Days’ prior written notice to the Company and each holder of Notes. Such resignation shall take effect upon the acceptance by a successor Collateral Agent of appointment pursuant to clauses (ii) and (iii) below or as otherwise provided below. If at any time the Collateral Agent (together with its affiliates) beneficially owns less than $100,000 in aggregate principal amount of Notes, the Required Holder may, by written consent, remove the Collateral Agent from all its functions and duties hereunder and under the other Transaction Documents.

(ii) Upon any such notice of resignation or removal, the Required Holder shall appoint a successor collateral agent. Upon the acceptance of any appointment as Collateral Agent hereunder by a successor agent, such successor collateral agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the collateral agent, and the Collateral Agent shall be discharged from its duties and obligations under this Agreement and the other Transaction Documents. After the Collateral Agent’s resignation or removal hereunder as the collateral agent, the provisions of this Section 4(l) shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Collateral Agent under this Agreement and the other Transaction Documents.

(iii) If a successor collateral agent shall not have been so appointed within ten (10) Business Days of receipt of a written notice of resignation or removal, the Collateral Agent shall then appoint a successor collateral agent who shall serve as the Collateral Agent until such time, if any, as the Required Holder appoint a successor collateral agent as provided above.

(iv) In the event that a successor Collateral Agent is appointed pursuant to the provisions of this Section 4(l) that is not a Buyer or an affiliate of any Buyer (or the Required Holder or the Collateral Agent (or its successor), as applicable, notify the Company that they or it wants to appoint such a successor Collateral Agent pursuant to the terms of this Section 4(l)), the Company and each Subsidiary thereof covenants and agrees to promptly take all actions reasonably requested by the Required Holder or the Collateral Agent (or its successor), as applicable, from time to time, to secure a successor Collateral Agent satisfactory to the requesting part(y)(ies), in their sole discretion, including, without limitation, by paying all reasonable and customary fees and expenses of such successor Collateral Agent, by having the Company and each Subsidiary thereof agree to indemnify any successor Collateral Agent pursuant to reasonable and customary terms, and by each of the Company and each Subsidiary thereof executing a collateral agency agreement or similar agreement and/or any amendment to the Security Documents reasonably requested or required by the successor Collateral Agent.

(m) Subsidiary Guaranty. For so long as any Notes remain outstanding, upon any entity becoming a direct, or indirect, Material Subsidiary (as defined in the Security Agreement) of the Company, the Company shall cause each such Material Subsidiary to become party to the guaranty (the “Subsidiary Guaranty” and, together with each other guaranty from time to time delivered by a Subsidiary of the Company in favor of the Collateral Agent and the Buyers guaranteeing the obligations of the Company under the Notes, collectively, the “Subsidiary Guaranties”) by executing a joinder to the guaranty reasonably satisfactory in form and substance to the Required Holder.

(n) Variable Securities. So long as any Notes remain outstanding, the Company and each Subsidiary shall be prohibited from effecting or entering into an agreement to effect any Subsequent Placement involving a Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company or any Subsidiary (i) issues or sells any Common Stock Equivalents either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such Common Stock Equivalents, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such Common Stock Equivalents or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Stock, or (ii) enters into any agreement (including, without limitation, an equity line of credit or an “at-the-market” offering) whereby the Company or any Subsidiary may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights). Each Buyer shall be entitled to obtain injunctive relief against the Company and its Subsidiaries to preclude any such issuance, which remedy shall be in addition to any right to collect damages. Notwithstanding the foregoing, the Company may enter into and effect (i) sales under an “at-the-market” offering program with a bona fide investment bank of national standing acting as sales agent (an “Permitted ATM”), and a Permitted ATM shall not constitute a Variable Rate Transaction for purposes of this Section 4(n); provided, that securities issued or sold pursuant to a Permitted ATM shall not constitute Excluded Securities for purposes of the Notes or the Warrants and shall remain subject to the adjustment provisions thereof, and (ii) any Variable Rate Transaction with any fund, account or entity controlled or managed by Ayrton Capital LLC or any of its affiliates. For the avoidance of doubt, neither the Company nor any Subsidiary shall at any time impose, or agree with any Person to impose, any restriction on the Buyers or any of their respective affiliates comparable to the prohibition set forth in this Section 4(n).

(o) Additional Issuance of Securities. So long as any Buyer beneficially owns any Securities, no BC Party or any Subsidiary of a BC Party will, without the prior written consent of the Required Holder, issue any Notes (other than to the Buyers as contemplated hereby) or any other securities that would cause a breach or default under the Notes or the Warrants. Notwithstanding anything herein to the contrary or any provision of the Notes or the Warrants to the contrary, at any time from and after the Initial Closing Date and prior to or concurrently with the Business Combination Closing, the Company and PubCo shall be permitted to enter into agreements to issue and sell, or issue and sell shares of Common Stock (a “Business Combination PIPE”). If the Company or PubCo enters into or effects a Business Combination PIPE at an effective price per share (taking into any transfer of shares of SVAQ from Silicon Valley Acquisition Sponsor LLC or others to the participants in such Business Combination PIPE or any other inducement or item value given to the participants in the Business Combination PIPE which has the effect of reducing the actual price per share) of less than $8.00 per share of Common Stock, then the Conversion Price under the Notes and the Exercise Price under the Warrants shall each be reduced to an amount equal to one hundred twenty percent (120%) of such effective price per share in such Business Combination PIPE. Neither the Company nor any Subsidiary shall (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or Common Stock Equivalents (other than securities issued in a Business Combination PIPE) or (ii) file any registration statement or any amendment or supplement thereto (including any registration statement relating to a Business Combination PIPE effected at an effective price per share of less than $8.00 per share), in each case, until the date that is sixty (60) Trading Days after all Registrable Securities (as defined in the Registration Rights Agreement) are registered for resale pursuant to a registration statement that has been declared effective by the SEC; provided, that the foregoing shall not restrict the filing of a registration statement on Form S-8 in connection with any employee benefit plan.

(p) Additional Covenants from and after Business Combination Closing. From and after the Business Combination Closing, the following covenants shall apply:

(i) Reporting Status. Until the date on which a Buyer or any transferee or assignee thereof to which a Buyer assigns its rights as a holder of Securities under this Agreement (each an “Investor”, and collectively, the “Investors”) shall have sold all of the Conversion Shares (the “Reporting Period”), the Company shall timely file all reports (after giving effect to any extensions permitted by such report, as applicable) required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would no longer require or otherwise permit such termination, and the Company shall use its reasonable best efforts to maintain its eligibility to register the Conversion Shares for resale by the Investors on Form S-3 once Form S-3 is available to the Company for such use.

(ii) Financial Information. The Company agrees to send the following to each Investor during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system a copy of its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, any interim reports or any consolidated balance sheets, income statements, stockholders’ equity statements and/or cash flow statements for any period other than annual, any Current Reports on Form 8-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act and (ii) unless the following are filed with the SEC through EDGAR, copies of any notices and other information made available or given to the stockholders of the Company generally, contemporaneously with the making available or giving thereof to the stockholders. For the avoidance of doubt, this Section 4(p)(ii) shall not require the Company to separately provide to any Investor materials that are filed with the SEC and made available to the public through EDGAR.

(iii) Listing. The Company shall promptly secure the listing or designation for quotation (as the case may be) of all of the Underlying Securities (as defined below) upon each national securities exchange and automated quotation system, if any, upon which the Common Stock is then listed or designated for quotation (as the case may be) (subject to official notice of issuance) and shall maintain such listing or designation for quotation (as the case may be) of all Underlying Securities from time to time issuable under the terms of the Transaction Documents on such national securities exchange or automated quotation system; provided, that if the Business Combination Closing occurred by virtue of an underwritten public offering, the Company shall be required to secure the listing of the Common Stock and the Conversion Shares on either The New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market (each, an “Eligible Market”). From and after such listing of the Common Stock on an Eligible Market, neither the Company nor any of its Subsidiaries shall take any action which could be reasonably expected to result in the delisting or suspension of the Common Stock on an Eligible Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(p)(iii). “Underlying Securities” means the (i) the Conversion Shares, (ii) the Warrant Shares and (iii) any capital stock of the Company issued or issuable with respect to the Notes, the Conversion Shares, the Warrant Shares, or the Warrants, respectively, including, without limitation, (1) as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise and (2) shares of capital stock of the Company into which the shares of Common Stock are converted or exchanged and shares of capital stock of a Successor Entity (as defined in the Warrants) into which the shares of Common Stock are converted or exchanged, in each case, without regard to any limitations on conversion of the Notes or exercise of the Warrants, respectively and (3) the Sponsor Shares.

(iv) Pledge of Securities. Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that the Securities may be pledged by a Buyer in connection with a bona fide margin agreement or other loan or financing arrangement with such applicable Buyer’s broker-dealer that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, Section 2(e) hereof; provided that a Buyer and its pledgee shall be required to comply with the provisions of Section 2(e) hereof in order to effect a sale, transfer or assignment of Securities to such pledgee; provided further, that no transfer shall be permitted to exist except in compliance with the terms of this Agreement and each of the other Transaction Documents. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by a Buyer.

(v) Reservation of Shares. Following the Business Combination Closing, so long as any of the Notes or Warrants remain outstanding, the Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than the sum of (i) 200% of the maximum number of Conversion Shares issuable upon conversion of the Notes (assuming for purposes hereof that (x) the Notes are convertible at the lower of $5.00 and the Conversion Price (as defined in the Notes) then in effect, (y) interest on the Notes shall accrue through the stated maturity date of the applicable Notes and will be converted in shares of Common Stock at the Conversion Price then in effect and (z) any such conversion shall not take into account any limitations on the conversion of the Notes set forth in the Notes), and (ii) 200% of the maximum number of Warrant Shares issuable upon exercise of the Warrants at the lower of $5.00 and the Exercise Price (as defined in the Warrants) then in effect (without regard to any limitations on the exercise of the Warrants set forth therein) (collectively, the “Required Reserve Amount”); provided that at no time shall the number of shares of Common Stock reserved pursuant to this Section 4(p)(v) be reduced other than proportionally in connection with any conversion, exercise and/or redemption, as applicable of Notes and Warrants. If at any time the number of shares of Common Stock authorized and reserved for issuance is not sufficient to meet the Required Reserve Amount, the Company will, as soon as practicable, take all corporate action necessary to authorize and reserve a sufficient number of shares, including, without limitation, calling a special meeting of stockholders to authorize additional shares to meet the Company’s obligations pursuant to the Transaction Documents, in the case of an insufficient number of authorized shares, obtain stockholder approval of an increase in such authorized number of shares, and voting the management shares of the Company in favor of an increase in the authorized shares of the Company to ensure that the number of authorized shares is sufficient to meet the Required Reserve Amount.

(vi) Regulation M. The Company will not take any action prohibited by Regulation M under the 1934 Act, in connection with the distribution of the Securities contemplated hereby.

(vii) General Solicitation. None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act) or any Person acting on behalf of the Company or such affiliate will solicit any offer to buy or offer or sell the Securities by means of any form of general solicitation or general advertising within the meaning of Regulation D, including: (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio; and (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(viii) Integration. None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act), or any Person acting on behalf of the Company or such affiliate will sell, offer for sale, or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the 1933 Act) which will be integrated with the sale of the Securities in a manner which would require the registration of the Securities under the 1933 Act and the Company will take all action that is appropriate or necessary to assure that its offerings of other securities will not be integrated for purposes of the 1933 Act with the issuance of Securities contemplated hereby.

(ix) Notice of Disqualification Events. The Company will notify the Buyers in writing, prior to such applicable Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

(x) Conversion and Exercise Procedures. Each of the form of Exercise Notice (as defined in the Warrants) included in the Warrants and the form of Conversion Notice (as defined in the Notes) included in the Notes set forth the totality of the procedures required of the Buyers in order to exercise the Warrants or convert the Notes. No additional legal opinion, other information or instructions shall be required of the Buyers to exercise their Warrants or convert their Notes. The Company shall honor exercises of the Warrants and conversions of the Notes and shall deliver the Conversion Shares and Warrant Shares in accordance with the terms, conditions and time periods set forth in the Notes and Warrants.

(q) Nasdaq Compliance; Dilutive Issuances. For so long as any Notes or Warrants remain outstanding, the Company shall not, in any manner, enter into or effect any Dilutive Issuance (as defined in the Warrants), or otherwise issue or agree to issue any shares of Common Stock, Convertible Securities (as defined in the Warrants) or Options, if the effect of such Dilutive Issuance or other issuance is to cause the Company to breach its obligations under the rules or regulations of the Principal Market, including without limitation Rule 5635 of the Nasdaq Listing Rules (or any successor or substantially similar rule of the Principal Market). None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act), or any Person acting on behalf of the Company or such affiliate will sell, offer for sale, or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the 1933 Act) which will be integrated with the sale of the Securities in a manner which would require the registration of the Securities under the 1933 Act or require stockholder approval under the rules and regulations of the Principal Market, and the Company will take all action that is appropriate or necessary to assure that its offerings of other securities will not be integrated for purposes of the 1933 Act or the rules and regulations of the Principal Market with the issuance of Securities contemplated hereby.

(r) Most Favored Nation.

(i) No BC Party shall amend, modify, waive or supplement any term of, or enter into any side letter or other agreement or arrangement with any holder in respect of, any Note, any Warrant or any other Indebtedness or equity or equity-linked security of any BC Party held by any Person other than the Required Holder (each, an “Other Investor Instrument”), in each case without the prior written consent of the Required Holder.

(ii) If, notwithstanding clause (i), any BC Party enters into, amends or modifies any Other Investor Instrument, or grants any consideration, right or benefit to any holder thereof, on terms and conditions (economic or otherwise) more favorable to such holder than those provided to the Lead Buyer under the Transaction Documents, the Company shall deliver written notice thereof (including copies of all relevant documents) to the Required Holder within two (2) Business Days, and, at the Required Holder’s election, the Transaction Documents shall be deemed automatically amended to provide the Required Holder with the benefit of such more favorable terms, without any further action or consent, retroactive to the date such more favorable terms became effective.

(iii) Each BC Party represents and warrants, as of the date hereof and as of each Closing Date, that no BC Party has entered into any side letter or other agreement or arrangement with any Buyer or any holder of any Other Investor Instrument containing terms more favorable to such Person than the terms of the Transaction Documents.

(iv) Notwithstanding the foregoing, the provisions of this Section 4(r) shall only apply to economic rights, and the obligations of the BC Parties hereunder shall not be triggered by (i) any bona fide strategic, commercial, information, observer, governance and relationship-specific rights or (ii) any Business Combination PIPE.

(s) Lock-Ups. The Company shall cause each of the following restrictions to be set forth in a lock-up agreement, in form and substance satisfactory to the Required Holder, duly executed and delivered to the Lead Buyer at or prior to the Business Combination Closing:

(i) Tikdema Trust 2025. For so long as any Notes are outstanding, with respect to the shares of Common Stock held by Tikdema Trust 2025 (the “Trust Shares”): (A) sales of up to ninety-five percent (95%) of the Trust Shares may be made only at a price per share equal to or greater than one hundred thirty percent (130%) of the Conversion Price (as defined in the Notes) then in effect; (B) the remaining five percent (5%) of the Trust Shares may not be sold at any time at a price per share below $5.00; and (C) no Trust Shares may be sold at any time during which (1) an Event of Default (as defined in the Notes) has occurred and is continuing or (2) there is not an effective Registration Statement (as defined in the Registration Rights Agreement) covering the resale of the Registrable Securities (as defined in the Registration Rights Agreement).

(t) SPV Financing. Notwithstanding anything herein to the foregoing, each Buyer acknowledges and agrees that concurrently with the Initial Closing, the Company will issue up to $5,000,000 principal amount of notes and warrants to an accredited investor that has previously been disclosed to the Lead Buyer (such investor, the “SPV”), which notes shall have substantially similar terms to the Notes, but shall be unsecured and subordinated to the Notes pursuant to a written subordination agreement acceptable to the Required Holder, and which warrants shall have substantially similar terms to the Warrants and shall provide for 100% warrant coverage of such SPV’s investment (the “SPV Financing” and the notes and warrants issued in the SPV Financing, along with their underlying securities, the “SPV Securities”). Execution by the Company of the final documentation for the SPV Financing (the “SPV Documents”) shall be subject to the prior written consent of the Required Holder, and prior delivery of any drafts shall not limit the foregoing consent right; provided that such consent shall not be unreasonably withheld or delayed so long as the SPV Documents are consistent with the Transaction Documents, would not contravene or otherwise conflict with the Transaction Documents (including the draft subordination agreement attached hereto as Exhibit G) and do not provide terms more favorable to the SPV than those provided to the Buyers. Without limiting the foregoing, the SPV Documents will not grant rights to the SPV that would be prohibited by or would otherwise circumvent any restriction in this Agreement or any other Transaction Document if granted, including, without limitation, the restrictions on Variable Rate Transactions set forth in Section 4(n) or restrict the Company from entering into any transaction with the Buyer.

(u) Trust Account Waiver. Each Buyer understands that SVAQ has established a trust account (the “Trust Account”), initially in an amount of $215,000,000, for the benefit of SVAQ’s public shareholders and that SVAQ may disburse monies from the Trust Account only as set forth in SVAQ’s prospectus, dated December 22, 2025 (the “Prospectus”). Each Buyer hereby agrees that it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account (“Claim”) and waives any Claim it may have in the future as a result of, or arising out of, this Agreement or otherwise, and will not seek recourse against the Trust Account or any distributions therefrom for any reason, including any breach by SVAQ or SVAQ’s representatives of this Agreement. This section shall survive the termination of this Agreement for any reason.

(v) Disclosure of Transaction.

(i) On the Business Combination Closing Date, the Company shall file a Current Report on Form 8-K describing all the material terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching all the material Transaction Documents (including, without limitation, this Agreement (and all schedules to this Agreement), the form of the Warrants, the form of Note, the form of Security Documents, and the form of the Registration Rights Agreement) (including all attachments, the “Initial 8-K Filing”). Notwithstanding the foregoing, within four (4) calendar days after the date of this Agreement, SVAQ shall file a Current Report on Form 8-K or other public disclosure announcing the execution of this Agreement and describing the material terms of the transactions contemplated by the Transaction Documents (the “Signing Disclosure”). From and after the filing of the Signing Disclosure, no BC Party shall, and the BC Parties shall cause each BC Party and each of its and their respective officers, directors, employees and agents not to, provide any Buyer with any material, non-public information regarding any BC Party without the express prior written consent of such Buyer. Promptly following the consummation of the Additional Closing, the Company shall, within the deadline required by applicable SEC rules, file a Current Report on Form 8-K (the “Additional 8-K Filing”, and together with the Initial 8-K Filing, the “8-K Filings” and each an “8-K Filing”) reasonably acceptable to the Buyers, describing the material terms of the Additional Closing and attaching all material Transaction Documents with respect to the Additional Closing (to the extent not previously included in a filing with the SEC). From and after the filing of such applicable 8-K Filing, the Company shall have disclosed all material, non-public information (if any) provided to any of the Buyers by any BC Party or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the filing of such applicable 8-K Filing, each BC Party acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between any BC Party or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and any of the Buyers or any of their affiliates, on the other hand, shall terminate.

(ii) Limitations on Disclosure. No BC Party shall, and the BC Parties shall cause each BC Party and each of its and their respective officers, directors, employees and agents not to, provide any Buyer with any material, non-public information regarding any BC Party from and after the date hereof without the express prior written consent of such Buyer (which consent may be granted or withheld in such Buyer’s sole discretion). In the event of a breach of the covenant set forth in the preceding sentence, the Company hereby agrees to publicly disclose, in the form of a press release, public advertisement or otherwise, such material, non-public information within three (3) Business Days of such breach. Subject to the foregoing, neither the BC Parties nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the applicable 8-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the applicable Buyer (which may be granted or withheld in such Buyer’s sole discretion), except as otherwise required by law, other than in the 8-K Filing, the Company shall not (and shall cause each of its Subsidiaries and affiliates to not) disclose the name of such Buyer in any filing, announcement, release or otherwise.

(w) Equity Compensation Exercise and Settlement Restrictions.

(i) Definitions.

(A) “Equity Compensation Awards” means any and all awards, grants or rights of any kind denominated in, valued by reference to, convertible into or settled in shares of Common Stock (or, following the Business Combination Closing, PubCo Common Stock), whether issued pursuant to an Approved Stock Plan, an Approved Agreement or otherwise, including without limitation: (i) stock options (whether incentive stock options or non-qualified stock options); (ii) stock appreciation rights; (iii) restricted stock; (iv) restricted stock units; (v) performance shares or performance stock units; (vi) phantom stock or phantom equity; (vii) deferred stock units; (viii) profits interests or carried interests that are convertible into or settled in shares of Common Stock; and (ix) any other equity-based or equity-linked compensation awards, however designated.

(B) “Restricted Period” means the period commencing on the Initial Closing Date and ending on the date that is six (6) months after the Initial Closing.

(C) “Trigger Event” means the occurrence, at any time during the Restricted Period, of the VWAP (as defined in the Notes) of the Common Stock (or, following the Business Combination Closing, PubCo Common Stock) on the Principal Market equaling or exceeding $15.00 per share on each of any fifteen (15) Trading Days during any thirty (30) consecutive Trading Day period. For the avoidance of doubt, such fifteen (15) Trading Days need not be consecutive. The $15.00 VWAP threshold shall be adjusted to reflect any stock split, reverse stock split, stock dividend, recapitalization, reorganization, reclassification or similar event affecting the Common Stock occurring after the date hereof.

(ii) Exercise and Settlement Restrictions. During the Restricted Period and prior to the occurrence of a Trigger Event, no holder of any Equity Compensation Award shall be permitted to exercise, settle, convert or otherwise realize upon any Equity Compensation Award, in whole or in part, regardless of whether such Equity Compensation Award is vested. For the avoidance of doubt, this restriction shall apply to: (i) the exercise of any stock option or stock appreciation right; (ii) the settlement of any restricted stock unit, performance stock unit, deferred stock unit or phantom stock award (whether settled in shares or cash); (iii) the lapse of restrictions on any restricted stock (to the extent the holder would be permitted to sell, transfer or otherwise dispose of such shares); and (iv) any other action that would result in the issuance, delivery or release of shares of Common Stock (or cash in lieu thereof) in respect of an Equity Compensation Award. The Company (and, following the Business Combination Closing, PubCo) shall include the restrictions set forth in this Section as a condition of any Equity Compensation Award granted prior to or during the Restricted Period, and shall take all actions necessary to give effect to such restrictions, including amending any Approved Stock Plan, Approved Agreement, award agreement or similar instrument to incorporate terms consistent with this Section.

5. REGISTER; TRANSFER AGENT INSTRUCTIONS; LEGEND.

(a) Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and the Warrants in which the Company shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of the Notes held by such Person, the number of Conversion Shares issuable pursuant to the terms of the Notes and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal representatives.

(b) Transfer Agent Instructions. On or prior to the Business Combination Closing, PubCo shall issue irrevocable instructions to its transfer agent and any subsequent transfer agent (as applicable, the “Transfer Agent”) in a form acceptable to each of the Buyers (the “Irrevocable Transfer Agent Instructions”) to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company (“DTC”), registered in the name of each Buyer or its respective nominee(s), for the Conversion Shares and the Warrant Shares in such amounts as specified from time to time by each Buyer to the Company, as applicable, upon conversion of the Notes or the exercise of the Warrants (as the case may be) in accordance with the terms of the Transaction Documents. The Company represents and warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(e) hereof, will be given by the Company to its transfer agent with respect to the Securities, and that the Securities shall otherwise be freely transferable on the books and records of the Company, as applicable, to the extent provided in this Agreement and the other Transaction Documents; provided that the Company shall not be prohibited from delivering to its transfer agent such other documentation as the transfer agent reasonably requests. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(e), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares or Warrant Shares sold, assigned or transferred pursuant to the Business Combination Registration Statement, an effective registration statement under the Registration Rights Agreement, any other effective registration statement or in compliance with Rule 144, the Transfer Agent shall issue such shares to such Buyer, assignee or transferee (as the case may be) without any restrictive legend in accordance with Section 5(c) below (provided, that if the securities are unable to be registered pursuant to the Business Combination Registration Statement, restrictive legends shall be included prior to such securities being registered pursuant to the Registration Rights Agreement or otherwise). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required. PubCo shall cause counsel to issue the legal opinion referred to in the Irrevocable Transfer Agent Instructions to PubCo’s Transfer Agent upon the Business Combination Closing and, if applicable, any registration statement required by the Registration Rights Agreement; provided that the effectiveness of any registration statement under the Registration Rights Agreement shall not be a condition to the issuance or removal of legends for any Securities that are registered pursuant to the Business Combination Registration Statement or otherwise eligible to be issued or transferred without restrictive legend pursuant to this Agreement, the other Transaction Documents or applicable law. Any fees (with respect to the Transfer Agent, counsel to the Company or otherwise) associated with the issuance of such opinion or the removal of any legends on any of the Securities shall be borne by the Company.

(c) Legends. Each Buyer understands that, prior to the Securities being included on an effective registration statement (including, but not limited to, the Business Combination Registration Statement), the Securities have not been registered under the 1933 Act or applicable state securities laws and may bear a restrictive legend to that effect.

(d) FAST Compliance. While any Warrants or Notes remain outstanding, the Company shall maintain a transfer agent that participates in the DTC Fast Automated Securities Transfer Program.

6. CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.

(a) The obligation of the Company hereunder to issue and sell the Initial Notes and Initial Warrants to each Buyer at the Initial Closing is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(i) Such Buyer shall have executed each of the other Transaction Documents to which it is a party and delivered the same to the Company.

(ii) Such Buyer shall have delivered an investor questionnaire in the form attached hereto as Exhibit F.

(iii) Such Buyer and each other Buyer shall have delivered to the Company the Purchase Price for the Initial Note being purchased by such Buyer at the Initial Closing by wire transfer of immediately available funds in accordance with the Initial Flow of Funds Letter.

(iv) The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the Initial Closing Date as though originally made at that time (except for representations and warranties that are qualified as to materiality or Material Adverse Effect which shall be true and correct in all respects and except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Initial Closing Date.

(v) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(b) The obligation of the Company hereunder to issue and sell the Additional Notes and Warrants to each Buyer at the Additional Closing is subject to the satisfaction, at or before the Additional Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(i) Such Buyer shall have executed each of the other Transaction Documents to which it is a party and delivered the same to the Company.

(ii) Such Buyer and each other Buyer shall have delivered to the Company the Purchase Price for the Additional Notes being purchased by such Buyer at the Additional Closing by wire transfer of immediately available funds in accordance with the Additional Flow of Funds Letter.

(iii) The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the Additional Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Additional Closing Date.

(iv) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

7. CONDITIONS TO EACH BUYER’S OBLIGATION TO PURCHASE.

(a) The obligation of each Buyer hereunder to purchase its Initial Note and the Initial Warrants at the Initial Closing is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for each Buyer’s sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(i) The Company shall have duly executed and delivered to such Buyer each of the Transaction Documents to which it is a party and the Company shall have duly executed and delivered to such Buyer an Initial Note in such original principal amount as is set forth across from such Buyer’s name in column (3) of the Schedule of Buyers and an Initial Warrant as set forth in column (4) of the Schedule of Buyers, in each case, as being purchased by such Buyer at the Initial Closing pursuant to this Agreement.

(ii) Such Buyer shall have received the opinion of Ellenoff Grossman & Schole LLP, counsel to the Company and Greenberg Traurig LLP, counsel to the PubCo, dated as of the Initial Closing Date, in the form acceptable to such Buyer.

(iii) The Company shall have delivered to such Buyer a certificate evidencing the good standing of the Company in its jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction of formation as of a date within ten (10) days of the Initial Closing Date.

(iv) The Company shall have delivered to such Buyer a certificate, in the form acceptable to such Buyer, executed by the Secretary of the Company and each Subsidiary and dated as of the Initial Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Board of Directors in a form reasonably acceptable to such Buyer, (ii) the Certificate of Incorporation of the Company and (iii) the Bylaws of the Company, each as in effect at the Initial Closing.

(v) Each and every representation and warranty of the Company shall be true and correct in all material respects as of the date when made and as of the Initial Closing Date as though originally made at that time (except for representations and warranties that are qualified as to materiality or Material Adverse Effect which shall be true and correct in all respects and except for such representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Initial Closing Date. Such Buyer shall have received a certificate, duly executed by the Chief Executive Officer of the Company, dated as of the Initial Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form acceptable to such Buyer.

(vi) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

(vii) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(viii) In accordance with the terms of the Security Documents, the Company shall have delivered to the Collateral Agent appropriate financing statements on Form UCC-1 to be duly filed in such office or offices as may be necessary or, in the opinion of the Collateral Agent, desirable to perfect the security interests purported to be created by each Security Document.

(ix) Within ten (10) Business Days prior to the Initial Closing, each Buyer and the Collateral Agent shall have received (A) satisfactory results of UCC Lien searches and the results of searches for any tax Lien and judgment Lien filed against such Person or its property, which results, except as otherwise agreed to in writing by the Collateral Agent and the Buyers, shall not show any such Liens; and (B) a perfection certificate, duly completed and executed by the Company, in form and substance satisfactory to the Lead Buyer (the “Initial Perfection Certificate”).

(x) The Collateral Agent shall have received the Security Agreement, duly executed by the Company.

(xi) Each bank and the Collateral Agent shall have duly executed and delivered to Collateral Agent such Account Control Agreements (as defined in the Security Agreement) with respect to each account of the Company held at such bank as required by the Security Agreement.

(xii) Such Buyer shall have received a letter on the letterhead of the Company, duly executed by the Chief Executive Officer of the Company, setting forth the wire amounts of each Buyer and the wire transfer instructions of the Company with respect to the Initial Closing (the “Initial Flow of Funds Letter”).

(xiii) Solely with respect to the Lead Buyer, the Lead Buyer shall have received from Silicon Valley Acquisition Sponsor LLC 500,000 Class B Ordinary Shares of SVAQ on the Initial Closing Date, representing fifty percent (50%) of an aggregate of 1,000,000 Class B Ordinary Shares of SVAQ to be transferred to the Lead Buyer, with the remaining 500,000 Class B Ordinary Shares to be transferred to the Lead Buyer on the Additional Closing Date (such 1,000,000 Class B Ordinary Shares in the aggregate, the “Sponsor Shares”), which shall not be subject to any escrow, forfeiture, claw-back or vesting and upon the Business Combination Closing, shall not be subject to any lock-up, or other transfer restriction of any kind and shall be freely-tradable by the Buyers without any restriction under the 1933 Act or otherwise. Notwithstanding the foregoing, if (A) any condition to the Additional Closing set forth in this Section 7 is not satisfied as a result of any failure by the Company, PubCo or SVAQ to perform or comply with any of its obligations under the Transaction Documents, or (B) the Company, PubCo or SVAQ elects not to proceed with the Additional Closing, then the Lead Buyer shall be entitled to receive, and Silicon Valley Acquisition Sponsor LLC shall transfer to the Lead Buyer within two (2) Business Days following written demand, the remaining 500,000 Class B Ordinary Shares comprising the Sponsor Shares, free of any lock-up, escrow, forfeiture, claw-back, vesting or other transfer restriction of any kind, notwithstanding that the Additional Closing does not occur.

(b) The obligation of each Buyer hereunder to purchase its Additional Note and Warrants at the Additional Closing is subject to the satisfaction, at or before the Additional Closing Date, of each of the following conditions, provided that these conditions are for each Buyer’s sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company and PubCo with prior written notice thereof:

(i) The Company, PubCo and each Subsidiary (as the case may be) shall have duly executed and delivered to such Buyer each of the Transaction Documents to which it is a party, the Company shall have duly executed and delivered to such Buyer (A) an Additional Note in such original principal amount as is set forth across from such Buyer’s name in column (5) of the Schedule of Buyers and (B) Warrants to initially acquire up to such aggregate number of Warrant Shares as is set forth across from such Buyer’s name in column (6) of the Schedule of Buyers, in each case, as being purchased by such Buyer at the Additional Closing pursuant to this Agreement, and PubCo shall have duly executed and delivered each Transaction Document to which PubCo or, from and after the Business Combination Closing, the Company is a party, including the Registration Rights Agreement, the Irrevocable Transfer Agent Instructions and the Security Documents.

(ii) Such Buyer shall have received the opinion of Greenberg Traurig, LLP counsel to PubCo, dated as of the Additional Closing Date, in the form acceptable to such Buyer.

(iii) PubCo shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form acceptable to such Buyer, which instructions shall have been delivered to and acknowledged in writing to the Transfer Agent.

(iv) The BC Parties shall have delivered to such Buyer a certificate evidencing the formation and good standing of each BC Party in each such entity’s jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction of formation as of a date within ten (10) days of the Additional Closing Date.

(v) Each BC Party shall have delivered to such Buyer a certified copy of its Certificate of Incorporation (or equivalent organizational document) as certified by the Delaware Secretary of State or other applicable office within ten (10) days of the Additional Closing Date.

(vi) Each BC Party shall have delivered to such Buyer a certificate, in the form acceptable to such Buyer, executed by the Secretary of such BC Party, and dated as of the Additional Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by such BC Party’s board of directors in a form reasonably acceptable to such Buyer, (ii) the Certificate of Incorporation of each BC Party and (iii) the Bylaws of each BC Party each as in effect at the Additional Closing.

(vii) Each and every representation and warranty of the Company shall be true and correct in all material respects as of the date when made and as of such Additional Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and PubCo and the Company, as applicable, shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by PubCo and the Company, as applicable, at or prior to the Additional Closing Date. Such Buyer shall have received a certificate, duly executed by the Chief Executive Officer or other authorized officer of the Company and PubCo, as applicable, dated as of the Additional Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form acceptable to such Buyer. Any updated Disclosure Schedule delivered by the Company at or prior to the applicable Closing shall be for informational purposes only and shall not be deemed to amend or supplement the Disclosure Schedule, to cure any breach or inaccuracy of any representation or warranty or to otherwise affect the satisfaction of any condition set forth in this Section 7, in each case, unless expressly accepted in writing by such Buyer in its sole discretion.

(viii) The Company shall have obtained all governmental, regulatory or third party consents and approvals necessary for the sale of the Securities.

(ix) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents or the Business Combination Agreement.

(x) PubCo shall have executed and delivered to each Buyer to be effective immediately as of the Business Combination Closing, a PubCo Note, PubCo Warrant, the Registration Rights Agreement, and the Security Documents, all in a form acceptable to such Buyer.

(xi) The Company shall have delivered to each Buyer a duly executed Subsidiary Guaranty to be effective immediately upon the Business Combination Closing guaranteeing all of the obligations of PubCo under the PubCo Note and the other Transaction Documents.

(xii) In accordance with the terms of the Security Documents, the Company and PubCo, as applicable, shall have delivered, or caused the Company to deliver, to the Collateral Agent appropriate financing statements on Form UCC-1 to be duly filed in such office or offices as may be necessary or, in the opinion of the Collateral Agent, desirable to perfect the security interests purported to be created by each Security Document.

(xiii) Within ten (10) Business Days prior to the Additional Closing, each Buyer and the Collateral Agent shall have received (A) satisfactory results of UCC Lien searches and the results of searches for any tax Lien and judgment Lien filed against each BC Party or its property, which results, except as otherwise agreed to in writing by the Collateral Agent and the Buyers, shall not show any such Liens; and (B) a perfection certificate, duly completed and executed by each BC Party in substantially the same form as the Initial Perfection Certificate and otherwise in form and substance satisfactory to the Buyers (the “Additional Perfection Certificate”, together with the Initial Perfection Certificate, the “Perfection Certificates”). The Additional Perfection Certificate constitutes an update under Section 3.5 of the Security Agreement).

(xiv) The Collateral Agent shall have received the Security Agreement, duly executed by the Company and each of its Subsidiaries, and PubCo and each of its Subsidiaries, shall have executed or otherwise become a party to, the Security Agreement and any related Security Documents, in each case with such changes as are necessary or appropriate to give effect to the Business Combination, the PubCo Notes and the obligations of the Company under the Transaction Documents.

(xv) Citizens Bank, N.A. and the Collateral Agent shall have duly executed and delivered to the Collateral Agent Account Control Agreements (as defined in the Security Agreement) with respect to each Collateral Account (as defined in the Security Agreement) of the Company, PubCo or any of their respective Subsidiaries maintained at Citizens Bank, N.A. With respect to all other Collateral Accounts of the Company, PubCo or any of their respective Subsidiaries, the Company shall deliver, or cause to be delivered, to the Collateral Agent duly executed Account Control Agreements within forty-five (45) days following the Initial Closing Date, in each case in form and substance acceptable to the Required Holder.

(xvi) Such Buyer shall have received a letter on the letterhead of the Company, duly executed by the Chief Executive Officer of the Company, setting forth the wire amounts of each Buyer and the wire transfer instructions of the Company with respect to such Additional Closing (the “Additional Flow of Funds Letter”).

(xvii) PubCo shall be in compliance with its obligations under the side letter agreement relating to the Sponsor Shares, including the requirements that such Sponsor Shares not be subject to any escrow, forfeiture, claw-back or vesting and upon the Business Combination Closing, shall not be subject to any lock-up or other transfer restriction of any kind and shall otherwise be freely-tradable by the Buyers without any restriction under the 1933 Act or otherwise.

(xviii) The Business Combination Agreement shall not have been amended, modified, waived, terminated or otherwise ceased to be in full force and effect by any party thereto without the prior written consent of the Required Holder, provided that the PubCo or the Company shall provide written notice (e-mail to suffice) to the Required Holder of any proposed amendment, modification or waiver of the Business Combination Agreement and the Required Holder shall have five (5) Business Days from receipt of such notice to approve or reject such proposed amendment, modification or waiver in writing. If the Required Holder does not respond in writing (e-mail to suffice) within such five (5) Business Day period, such proposed amendment, modification or waiver shall be deemed approved by the Required Holder, and the Company and the PubCo shall each have delivered to such Buyer a certificate, duly executed by the Chief Executive Officer or other authorized officer of the Company and the PubCo, as applicable, dated as of the Additional Closing Date, certifying that the Business Combination Agreement remains in full force and effect in the form executed on the date thereof and has not been amended, modified, waived or terminated by any party thereto other than with the prior written consent of the Required Holder (or in accordance with the provisions of this Section 7(b)(xviii)).

(xix) All conditions to the consummation of the Business Combination set forth in the Business Combination Agreement shall have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Business Combination Closing) and the Business Combination Closing shall occur immediately following the Additional Closing and the issuance of the Additional Notes and Warrants contemplated hereby.

(xx) The shareholders of SVAQ and/or PubCo, as applicable, shall have duly voted to adopt and approve all shareholder proposals necessary for the approval of the issuance of all the Securities and the transactions contemplated by the Transaction Documents under the rules of the Principal Market, including without limitation Rule 5635 of the Nasdaq Listing Rules.

(xxi) No Event of Default (as defined in the Notes) (nor any event that, with the passage of time or the giving of notice, or both, would constitute an Event of Default) under any Note or any other Transaction Document shall have occurred or would result from the consummation of the Additional Closing or the Business Combination, and the Company shall have paid in full, when due, all interest and other amounts due and payable under the Notes and the other Transaction Documents through the Additional Closing Date.

(xxii) The PubCo Common Stock (as defined in the Business Combination Agreement) shall have been approved for listing on the Stock Exchange (as defined in the Business Combination Agreement).

(xxiii) Sponsor or SVAQ shall not have failed to perform any term or condition of the Founder Shares Transfer Agreement, dated as of September 17, 2026, by and among SVAQ, Sponsor and Buyer (the “Sponsor Shares Agreement”), including the obligation to amend the Insider Letter (as defined therein) in accordance with Section 1(e) thereof.

8. TERMINATION.

In the event that the Initial Closing shall not have occurred with respect to a Buyer within twenty (20) Business Days of the date hereof, then such Buyer shall have the right to terminate its obligations under this Agreement with respect to itself at any time on or after the close of business on such date without liability of such Buyer to any other party; provided, however, (i) the right to terminate this Agreement under this Section 8 shall not be available to such Buyer if the failure of the transactions contemplated by this Agreement to have been consummated by such date is the result of such Buyer’s breach of this Agreement and (ii) the abandonment of the sale and purchase of the Notes and the Warrants shall be applicable only to such Buyer providing such written notice. In addition, Buyer may terminate this Agreement with respect to its obligation to purchase Notes and Warrants at the Additional Closing if the Additional Closing has not occurred on or prior to the Maturity Date (as defined in the Private Company Note), as the same may be extended in accordance with the terms thereof. For the avoidance of doubt, all of the Company’s obligations under this Agreement and the other Transaction Documents with respect to the Notes issued at the Initial Closing shall survive any such termination by Buyer of its obligation to purchase Notes and Warrants at the Additional Closing pursuant to the preceding sentence. Nothing contained in this Section 8 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.

9. MISCELLANEOUS.

(a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each of the Buyers and the Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or under any of the other Transaction Documents or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude any Buyer from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to such Buyer or to enforce a judgment or other court ruling in favor of such Buyer (subject, however, to the consent of the Required Holder as set forth in the Notes and the PubCo Notes). EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.

(b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

(c) Headings; Gender. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

(d) Severability; Maximum Payment Amounts. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s). Notwithstanding anything to the contrary contained in this Agreement or any other Transaction Document (and without implication that the following is required or applicable), it is the intention of the parties that in no event shall amounts and value paid by the Company and/or any of its Subsidiaries (as the case may be), or payable to or received by any of the Buyers, under the Transaction Documents (including without limitation, any amounts that would be characterized as “interest” under applicable law) exceed amounts permitted under any applicable law. Accordingly, if any obligation to pay, payment made to any Buyer, or collection by any Buyer pursuant to the Transaction Documents is finally judicially determined to be contrary to any such applicable law, such obligation to pay, payment or collection shall be deemed to have been made by mutual mistake of such Buyer, the Company and its Subsidiaries and such amount shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by the applicable law. Such adjustment shall be effected, to the extent necessary, by reducing or refunding, at the option of such Buyer, the amount of interest or any other amounts which would constitute unlawful amounts required to be paid or actually paid to such Buyer under the Transaction Documents. For greater certainty, to the extent that any interest, charges, fees, expenses or other amounts required to be paid to or received by such Buyer under any of the Transaction Documents or related thereto are held to be within the meaning of “interest” or another applicable term to otherwise be violative of applicable law, such amounts shall be pro-rated over the period of time to which they relate.

(e) Entire Agreement; Amendments. This Agreement, the other Transaction Documents and the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein supersede all other prior oral or written agreements between the Buyers, any BC Party, any of their affiliates and Persons acting on their behalf, including, without limitation, any transactions by any Buyer with respect to Common Stock or the Securities, and the other matters contained herein and therein, and this Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein contain the entire understanding of the parties solely with respect to the matters covered herein and therein; provided, however, nothing contained in this Agreement or any other Transaction Document shall (or shall be deemed to) have any effect on any agreements any Buyer has entered into with, or any instruments any Buyer has received from, any BC Party prior to the date hereof with respect to any prior investment made by such Buyer in any BC Party. For the avoidance of doubt, upon the consummation of the Initial Closing, that certain term sheet, dated as of July 7, 2026, by and between EigenQ and Lead Buyer shall be immediately and automatically cancelled and none of EigenQ, SVAQ or PubCo, Buyer shall have any obligations thereunder (including under the heading “Confidentiality and Exclusivity”). Except as specifically set forth herein or therein, neither any BC Party nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. For clarification purposes, the Recitals are part of this Agreement. No provision of this Agreement or any other Transaction Document may be amended other than by an instrument in writing signed by the BC Parties and the Required Holder (as defined below), and any amendment to any provision of this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities, as applicable; provided that no such amendment shall be effective to the extent that it (A) applies to a Buyer in a manner disproportionately adverse relative to its application to the rights of the Required Holder, or (B) imposes any obligation or liability on any Buyer without such Buyer’s prior written consent (which may be granted or withheld in such Buyer’s sole discretion). No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party, provided that the Required Holder may waive any provision of this Agreement, and any waiver of any provision of this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities, as applicable, provided that no such waiver shall be effective to the extent that it (1) applies to less than all of the holders of the Securities then outstanding (unless a party gives a waiver as to itself only) or (2) imposes any obligation or liability on any Buyer without such Buyer’s prior written consent (which may be granted or withheld in such Buyer’s sole discretion). No consideration (other than reimbursement of legal fees) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, all holders of the Notes or all holders of the Warrants (as the case may be). From the date hereof and while any Notes or Warrants are outstanding, no BC Party shall be permitted to receive any consideration from a Buyer or a holder of Notes or Warrants that is not otherwise contemplated by the Transaction Documents in order to, directly or indirectly, induce any BC Party (i) to treat such Buyer or holder of Notes or Warrants in a manner that is more favorable than to other similarly situated Buyers or holders of Notes or Warrants, as applicable, or (ii) to treat any Buyer(s) or holder(s) of Notes or Warrants in a manner that is less favorable than the Buyer or holder of Notes or Warrants that is paying such consideration; provided, however, that the determination of whether a Buyer has been treated more or less favorably than another Buyer shall disregard any securities of the Company purchased or sold by any Buyer. No BC Party has, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, each BC Party confirms that, except as set forth in this Agreement, no Buyer has made any commitment or promise or has any other obligation to provide any financing to any BC Party or otherwise. As a material inducement for each Buyer to enter into this Agreement, each BC Party expressly acknowledges and agrees that (x) no due diligence or other investigation or inquiry conducted by a Buyer, any of its advisors or any of its representatives shall affect such Buyer’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, such BC Party’s representations and warranties contained in this Agreement or any other Transaction Document and (y) unless a provision of this Agreement or any other Transaction Document is expressly preceded by the phrase “except as disclosed in the SEC Documents,” nothing contained in any of the SEC Documents shall affect such Buyer’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, such BC Party’s representations and warranties contained in this Agreement or any other Transaction Document. “Required Holder” means any fund, account or entity controlled or managed by Ayrton Capital LLC or any of its affiliates including EOT AC LLC, that is then a holder of Securities; provided that, for all purposes of the Transaction Documents, any reference to “the holder of Notes,” “any holder of Notes,” “each holder of Notes”, “the holder of Warrants,” “any holder of Warrants,” “each holder of Warrants” or words of similar import that also refers to, or confers any right, power or discretion upon, the Required Holder shall be deemed to include the Required Holder whether or not the Required Holder is then a holder of record or beneficial owner of any Note; provided, further, that any consent, election, waiver, notice or other action given, made or taken by the Required Holder hereunder shall be binding upon all holders of Transaction Documents; and provided, further, that upon any transfer by EOT AC LLC, or any other fund or account managed by Ayrton Capital LLC or any of its affiliates of Notes representing a majority in aggregate principal amount of the Notes then outstanding to a transferee not controlled or managed by Ayrton Capital LLC or any of its affiliates, such transferee (or, at such transferee’s election, its investment manager) shall automatically become the Required Holder for all purposes of this Agreement and the other Transaction Documents, and Ayrton Capital LLC shall thereupon cease to be the Required Holder.

(f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such e-mail could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The mailing addresses and e-mail addresses for such communications shall be:

If to the Company, or PubCo following the Business Combination Closing:

EigenQ, Inc.

701 Brazos Street, Suite 1600
Austin, Texas 78701
Attention: Dr. José R. Rosas-Bustos; Dr. Jesse Van Griensven

With a copy (for informational purposes only) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Meredith Laitner, Esq.; David Landau, Esq.; Steven Mermelstein, Esq.

If to PubCo before the Business Combination Closing:

Silicon Valley Acquisition Corp.
228 Hamilton Avenue, 3rd Floor
Palo Alto, CA 94301
Attention: Daniel Nash

With a copy (for informational purposes only) to:

Greenberg Traurig, LLP
One Vanderbilt Avenue
New York, New York 10017
Attention: Adam Namoury; Tricia Branker

If to a Buyer, to its mailing address and e-mail address set forth on the Schedule of Buyers, with copies to such Buyer’s representatives as set forth on the Schedule of Buyers,

with a copy (for informational purposes only) to:

Haynes & Boone, LLP
30 Rockefeller Plaza, 22nd Floor

New York, NY 10112

Attention: Greg Kramer, Esq.

or to such other mailing address and/or e-mail address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change, provided that Haynes & Boone, LLP shall only be provided copies of notices sent to the Lead Buyer. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s e-mail containing the time, date and recipient’s e-mail or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by e-mail or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

(g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of any of the Notes. No BC Party shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the Required Holder, including, without limitation, by way of a Fundamental Transaction (as defined in the Warrants) (unless the applicable Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Warrants) or a Fundamental Transaction (as defined in the Notes) (unless the applicable Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes). A Buyer may assign some or all of its rights hereunder in connection with any transfer of any of its Securities without the consent of the Company, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

(h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, other than the Indemnitees referred to in Section 9(k).

(i) Survival. The representations, warranties, agreements and covenants shall survive each Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

(j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby. Without limiting the foregoing, from and after the Business Combination Closing PubCo shall cause the Company to, take all actions and execute and deliver all documents necessary or advisable to give full effect to the rights, preferences, privileges, remedies and expected economic benefits afforded to the Buyers under the Transaction Documents and the Business Combination, including the issuance, exchange, conversion, exercise, registration, listing and transfer of the Securities and the execution of the Security Documents and the Registration Rights Agreement.

(k) Indemnification. In consideration of each Buyer’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of each BC Party’s other obligations under the Transaction Documents, each BC Party, severally, shall defend, protect, indemnify and hold harmless each Buyer and each holder of any Securities and all of their stockholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (i) any misrepresentation or breach of any representation or warranty made by any BC Party in any of the Transaction Documents, (ii) any breach of any covenant, agreement or obligation of any BC Party contained in any of the Transaction Documents or (iii) any cause of action, suit, proceeding or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of any BC Party) or which otherwise involves such Indemnitee that arises out of or results from (A) the execution, delivery, performance or enforcement of any of the Transaction Documents, (B) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (C) any disclosure properly made by such Buyer pursuant to Section 4(v), or (D) the status of such Buyer or holder of the Securities either as an investor in any BC Party pursuant to the transactions contemplated by the Transaction Documents or as a party to this Agreement (including, without limitation, as a party in interest or otherwise in any action or proceeding for injunctive or other equitable relief). The Company will not be liable to any Buyer under this Agreement (y) for any settlement by a Buyer effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is primarily attributable to any Buyer’s breach of any of the representations, warranties, covenants or agreements made by such Buyer in this Agreement or in the other Transaction Documents. To the extent that the foregoing undertaking by a BC Party may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

(l) Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. No specific representation or warranty shall limit the generality or applicability of a more general representation or warranty. Each and every reference to share prices, shares of Common Stock and any other numbers in this Agreement that relate to the Common Stock shall be automatically adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions that occur with respect to the Common Stock after the date of this Agreement. Notwithstanding anything in this Agreement to the contrary, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty against, or a prohibition of, any actions with respect to the borrowing of, arrangement to borrow, identification of the availability of, and/or securing of, securities of the Company in order for such Buyer (or its broker or other financial representative) to effect short sales or similar transactions in the future.

(m) Remedies. Each Buyer and in the event of assignment by Buyer of its rights and obligations hereunder, each holder of Securities, shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law (subject to the consent of the Required Holder as set forth in the Notes and the PubCo Notes). Furthermore, each BC Party recognizes that in the event that it or any BC Party fails to perform, observe, or discharge any or all of its or such BC Party’s (as the case may be) obligations under the Transaction Documents, any remedy at law would be inadequate relief to the Buyers. Each BC Party therefore agrees that the Buyers shall be entitled to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The remedies provided in this Agreement and the other Transaction Documents shall be cumulative and in addition to all other remedies available under this Agreement and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief).

(n) Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and any BC Party does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to such applicable BC Party, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

(o) Payment Set Aside; Currency. To the extent that a BC Party makes a payment or payments to any Buyer hereunder or pursuant to any of the other Transaction Documents or any of the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to such BC Party, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred. Unless otherwise expressly indicated, all dollar amounts referred to in this Agreement and the other Transaction Documents are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Agreement and all other Transaction Documents shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Agreement, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

(p) Judgment Currency.

(i) If for the purpose of obtaining or enforcing judgment against any BC Party in connection with this Agreement or any other Transaction Document in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(p) referred to as the “Judgment Currency”) an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:

(1) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 9(p)(i)(2) being hereinafter referred to as the “Judgment Conversion Date”).

(ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(p)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(iii) Any amount due from any BC Party under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement or any other Transaction Document.

(q) Independent Nature of Buyers’ Obligations and Rights. The obligations of each Buyer under the Transaction Documents are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as, and the Company acknowledges that the Buyers do not so constitute, a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Buyers are in any way acting in concert or as a group or entity, and the Company shall not assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents or any matters, and the Company acknowledges that the Buyers are not acting in concert or as a group, and the Company shall not assert any such claim, with respect to such obligations or the transactions contemplated by the Transaction Documents. The decision of each Buyer to purchase Securities pursuant to the Transaction Documents has been made by such Buyer independently of any other Buyer. Each Buyer acknowledges that no other Buyer has acted as agent for such Buyer in connection with such Buyer making its investment hereunder and that no other Buyer will be acting as agent of such Buyer in connection with monitoring such Buyer’s investment in the Securities or enforcing its rights under the Transaction Documents. The Company and each Buyer confirm that each Buyer has independently participated with the Company in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose. The use of a single agreement to effectuate the purchase and sale of the Securities contemplated hereby was solely in the control of the Company, not the action or decision of any Buyer, and was done solely for the convenience of the Company and not because it was required or requested to do so by any Buyer. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between applicable BC Parties and a Buyer, solely, and not between the Company, its Subsidiaries and the Buyers collectively and not between and among the Buyers.

(r) Disclosure. Upon delivery by the Company to any Buyer (or receipt by the Company from any Buyer) of any notice in accordance with the terms of any Transaction Document, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries, the Company shall on or prior to 9:00 am, New York city time on the Business Day immediately following such notice delivery date, publicly disclose such material, non-public information on a Current Report on Form 8-K or otherwise. In the event that the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company shall so indicate to the Buyer explicitly in writing in such notice (or immediately upon receipt of notice from the Buyer, as applicable), and in the absence of any such written indication in such notice (or notification from the Company immediately upon receipt of notice from the Holder (as defined in the Notes)), the Holder shall be entitled to presume that information contained in the notice does not constitute material, non-public information relating to the Company or any of its Subsidiaries. Nothing contained in this Section 9(r) shall limit any obligations of the Company, or any rights of the Buyer, under Section 4(j).

[signature pages follow]

IN WITNESS WHEREOF, the Company, PubCo and each Buyer have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

COMPANY:

EIGENQ, INC.

By:	/s/ Dr. José R. Rosas-Bustos
	Name:	Dr. José R. Rosas-Bustos
	Title:	Chief Executive Officer

PUBCO AND SUCCESSOR PUBLIC COMPANY:

SILICON VALLEY ACQUISITION CORP.

By:	/s/ Dan Nash
	Name:	Dan Nash
	Title:	Chief Executive Officer

IN WITNESS WHEREOF, the Company, PubCo and each Buyer have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

BUYER:

EOT AC LLC

By:	/s/ Waqas Khatri
	Name:	Waqas Khatri
	Title:	Authorized Signatory

1. SCHEDULE OF BUYERS

(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
Buyer	Address and Facsimile Number	Initial Note Principal Amount	Initial Warrants	Additional Note Principal Amount	Additional Warrants	Initial Purchase Price	Additional Purchase Price	Aggregate Purchase Price
EOT AC LLC	c/o Ayrton Capital LLC 55 Post Road West, 2nd Floor Westport, CT 06880	$22,225,000	1,852,083	$22,225,000	1,852,084	$20,002,500	$20,002,500	$40,005,000
TOTAL		$22,225,000		$22,225,000	3,704,167	$20,002,500	$20,002,500	$40,005,000

EXHIBIT A

Notes

EXHIBIT B

Warrants

EXHIBIT C

Security Agreement

EXHIBIT D

Form of Registration Rights Agreement

EXHIBIT E

Disclosure Schedules

EXHIBIT F

Form of Accredited Investor Questionnaire

EXHIBIT G

Form of Subordination Agreement

Exhibit 10.2

THIS SECURED PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAW AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED BY ANY PERSON, INCLUDING A PLEDGEE, UNLESS (1) EITHER (A) A REGISTRATION STATEMENT WITH RESPECT TO THIS SECURED PROMISSORY NOTE SHALL BE EFFECTIVE UNDER THE ACT OR (B) THE COMPANY SHALL HAVE RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS THEN AVAILABLE AND (2) THERE SHALL HAVE BEEN COMPLIANCE WITH APPLICABLE SECURITIES LAWS.

THIS PROMISSORY NOTE HAS BEEN ISSUED WITH A 10% ORIGINAL ISSUE DISCOUNT (“OID”). PURSUANT TO TREASURY REGULATION §1.1275-3(b)(1), DR. JOSÉ R. ROSAS-BUSTOS, A REPRESENTATIVE OF THE COMPANY WILL, BEGINNING TEN DAYS AFTER THE ISSUE DATE OF THIS PROMISSORY NOTE, PROMPTLY MAKE AVAILABLE TO THE HOLDER UPON REQUEST THE INFORMATION DESCRIBED IN TREASURY REGULATION §1.1275-3(b)(1)(i). DR. JOSÉ R. ROSAS-BUSTOS MAY BE REACHED AT TELEPHONE NUMBER 807-700-6696.

EIGENQ, INC.

SECURED PROMISSORY NOTE

$22,225,000	New York, NY

No. 2026-001	September 17, 2026

EigenQ, Inc., a Delaware corporation (the “Company”), for value received, hereby promises to pay to EOT AC LLC (the “Holder”), or the Holder’s successors or permitted assigns, the principal sum of $22,225,000, together with interest, in the manner provided herein. This Secured Promissory Note (this “Promissory Note”) is one of a series of secured promissory notes of the Company (collectively, the “Promissory Notes”) issued pursuant to that certain Securities Purchase Agreement dated September 17, 2026 (as may be amended from time to time, the “Purchase Agreement”), by and among the Company and the purchasers named therein. The terms of the Promissory Notes (including this Promissory Note) are and will be identical except as to the name of the Holder thereof and the original principal amount thereof. The Promissory Notes shall rank equally without preference or priority of any kind over one another, and all payments of interest and principal, and all capitalizations of interest, with respect thereto shall be made or effected ratably in proportion to the outstanding principal balance represented by each Promissory Note. The Company and Holder acknowledge that the initial principal sum of this Promissory Note as of the issue date shall be as set forth above, which includes a Two Million Two Hundred Twenty-Two Thousand Five Hundred Dollars ($2,222,500) original issue discount. Capitalized terms not defined herein have the meanings ascribed to such terms in the Purchase Agreement.

1. Maturity Date; Pre-Payment.

(a) Maturity Date. Unless exchanged pursuant to Section 3, all amounts outstanding and unpaid under this Promissory Note, including any PIK Interest Amounts (as defined below) added to the principal balance hereof and any then unpaid and accrued interest, plus a premium equal to 30% of the original principal amount of this Promissory Note, shall be due and payable upon demand by the Holder on, or at any time following March 17, 2027 (the “Maturity Date”); provided, however, that the Maturity Date shall be automatically extended to June 17, 2027 if, as of the initial Maturity Date, (i) the Business Combination Agreement has not been terminated and (ii) the Outside Date (as defined in the Business Combination Agreement) is at least six (6) months following the extended Maturity Date.

(b) Pre-Payment. Other than as specifically permitted by this Promissory Note, this Promissory Note may not be prepaid, without the written consent of the Required Holder (as defined in the Purchase Agreement).

2. Interest. The Company shall pay interest on the outstanding principal amount hereof (including any PIK Interest Amount added to the principal balance hereof), which shall accrue beginning on the issue date set forth above at a rate equal to (i) eight percent (8%) per annum for any interest paid in cash (the “Cash Interest Rate”) and (ii) ten percent (10%) per annum for any interest paid in kind by adding such accrued and unpaid interest to the outstanding principal balance of this Promissory Note (the “PIK Interest Rate” and, together with the Cash Interest Rate, as applicable, the “Interest Rate”), in each case computed on the basis of the actual number of days elapsed and a year of 365 days from the issue date of this Promissory Note until the principal amount and all interest accrued thereon are paid or exchanged, as provided herein. Interest shall be due and payable monthly in arrears on the last Business Day of each calendar month (each, an “Interest Payment Date”). On each Interest Payment Date, the Company may elect to pay the interest accrued during the applicable interest period either (A) in cash at the Cash Interest Rate or (B) in kind at the PIK Interest Rate by adding the amount of such accrued and unpaid interest (the “PIK Interest Amount”) to the outstanding principal balance of this Promissory Note, whereupon such PIK Interest Amount shall constitute principal hereunder and thereafter shall bear interest as principal. The Company shall provide the Holder written notice of any election to pay interest in kind not less than five (5) Business Days before the applicable Interest Payment Date; that the Company may indicate in such written notice that the election contained therein shall apply to future Interest Payment Dates until revised by a subsequent written notice. Subject to the foregoing, if the Company fails to timely deliver such notice for any Interest Payment Date, the Company shall pay all interest due on such Interest Payment Date in cash at the Cash Interest Rate.

3. Conversion in Connection with Business Combination.

(a) Upon the Business Combination Closing, without any action on the part of the Holder, the Company or any other party to the Business Combination Agreement, any amounts outstanding under this Promissory Note, including any PIK Interest Amounts, accrued and unpaid interest, fees or applicable premiums, as of the day prior to such Business Combination Closing (such aggregate amount, the “BC Conversion Amount”), shall automatically be exchanged for a Senior Secured Convertible Promissory Note of the Successor Public Company with an original principal amount equal to the BC Conversion Amount in substantially the form attached hereto as Exhibit A (the “PubCo Note”). For purposes of calculating the BC Conversion Amount, any interest accrued but unpaid as of the day prior to the Business Combination Closing with respect to the then-current interest period for which no election pursuant to Section 2 has been made shall be computed at the PIK Interest Rate.

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(b) If this Promissory Note is to be automatically exchanged pursuant to Section 3(a), written notice shall be delivered to the Holder notifying the Holder of the exchange to be effected, specifying the BC Conversion Amount and the date on which such exchange is expected to occur, provided that failure of such notice shall not impact the exchange of the Promissory Note as provided herein. The Holder agrees to deliver the original of this Promissory Note if issued in physical form (or a notice to the effect that the original Promissory Note has been lost, stolen or destroyed and an agreement acceptable to the Company and Successor Public Company whereby the Holder agrees to indemnify the Company and Successor Public Company for any loss incurred by it in connection with this Promissory Note) at the Business Combination Closing for cancellation; provided, however, that upon such Business Combination Closing, this Promissory Note shall be deemed exchanged for the PubCo Note and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. Together with the delivery of the PubCo Note, Successor Public Company shall execute and deliver a perfection certificate and security agreement in substantially the same form as delivered by the Company pursuant to the Purchase Agreement, and the Company shall deliver a subsidiary guaranty, in substantially the form attached hereto as Exhibit B (the “Subsidiary Guaranty”), guaranteeing the obligations of Successor Public Company under the PubCo Note and other Transaction Documents (as defined in the Purchase Agreement). In addition, the Liens of the Collateral Agent in the property and assets of the Company to secure this Promissory Note shall survive the exchange contemplated by this Section 3(b) and continue to secure the Successor Public Company’s obligations under the PubCo Note and the Company’s obligations under the Subsidiary Guaranty.

4. Covenants.

(a) The Company shall designate all payments due under this Promissory Note as senior secured Indebtedness, and the Promissory Notes shall rank pari passu with each other and shall rank senior in right of payment with all other Indebtedness of the Company.

(b) The Company (i) agrees that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law (wherever or whenever enacted or in force) that may affect the covenants or the performance of this Promissory Note; and (ii) expressly waives all benefits or advantages of any such law and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power granted to the Holder by this Promissory Note, but will suffer and permit the execution of every such power as though no such law has been enacted. Notwithstanding anything to the contrary in this Promissory Note or any other Transaction Document, it is the intention of the Company and the Holder that the Holder shall never be entitled to receive, collect, reserve or apply, as interest on this Promissory Note (or any other amount deemed to be interest under applicable law), any amount in excess of the maximum rate of interest permitted to be charged by applicable law (the “Maximum Lawful Rate”). If any provision of this Promissory Note or any other Transaction Document would obligate the Company to pay interest at a rate exceeding the Maximum Lawful Rate, the interest rate payable hereunder shall automatically be reduced to the Maximum Lawful Rate, and any amount previously received by the Holder in excess of the Maximum Lawful Rate shall be applied to reduce the outstanding principal (without any prepayment premium or penalty) or, if the principal has been paid in full, promptly refunded to the Company. In determining whether the interest paid or payable, under any specific contingency, exceeds the Maximum Lawful Rate, the Company and the Holder shall, to the extent permitted by applicable law, (i) characterize any non-principal payment as an expense, fee or premium rather than as interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, prorate, allocate and spread the total amount of interest throughout the entire term of this Promissory Note so that the interest rate is uniform throughout such term. Notwithstanding the foregoing waivers, nothing in this Section 4(b) is intended to, or shall be construed to, waive any right of the Company that may not be waived as a matter of applicable law.

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(c) The Company shall use reasonable best efforts to cause each of the conditions precedent to the Business Combination Closing set forth in the Business Combination Agreement to be satisfied and shall not take, or omit to take, any action that would give either party the right to terminate the Business Combination Agreement or that would otherwise result in the failure of any condition precedent to the Business Combination Closing to be satisfied provided nothing herein shall require the Company to waive the breach or default of any other party under the Business Combination Agreement.

(d) The Company shall maintain unrestricted cash and cash equivalents (which shall be held in deposit accounts subject to an Account Control Agreement (as defined in the Security Agreement)) of at least $7,500,000 at all times and at least $10,000,000 as of the last day of each fiscal quarter of the Company. For the avoidance of doubt, no cure period shall apply to a breach of this Section 4(d).

(e) The Company shall provide the Holder prompt written notice, and in any event within two (2) Business Days after the Company becomes aware, of any SEC comment letter relating to the Business Combination Registration Statement, any written allegation of breach of the Business Combination Agreement, any written notice of termination of the Business Combination Agreement from any party thereto, any updated redemption tally received from PubCo’s transfer agent or a proxy solicitor engaged by PubCo or the Company in connection with the Business Combination, and any event or circumstance that would reasonably be expected to give any party a right to terminate the Business Combination Agreement or cause any condition precedent to the Business Combination Closing to fail to be satisfied. The Company shall also provide the Holder biweekly written status updates regarding the Business Combination until the Business Combination Closing.

(f) The Company shall use reasonable best efforts to cause: (i) the Company’s response to any comment letter received from the SEC regarding the Business Combination Registration Statement, whether in connection with any confidential submission thereof or any public filing thereof, to be submitted or filed with the SEC no later than twenty-one (21) days after receipt of such comment letter; and (ii) the Business Combination Registration Statement to be declared effective by the SEC no later than six (6) months after the Registration Statement Submission Date (as defined herein). The Company shall cause: (iii) the SVAQ Shareholders Meeting to be duly called, noticed and convened no later than forty-five (45) days following the effectiveness of the Business Combination Registration Statement, and shall not adjourn or postpone the SVAQ Shareholders Meeting more than twice or for more than ten (10) Business Days in the aggregate without the prior written consent of the Required Holder; and (iv) the Business Combination Closing to occur no later than the earlier of (a) the later of (1) sixty (60) days following the effectiveness of the Business Combination Registration Statement if such effectiveness occurs in calendar year 2026, or forty-five (45) days following such effectiveness if such effectiveness occurs in calendar year 2027 and (2) five (5) Business Days following the SVAQ Shareholders Meeting and (b) June 30, 2027. For the avoidance of doubt, the obligations set forth in clauses (iii) and (iv) above are absolute, are not qualified by any efforts standard, and shall not be excused by the failure of any condition to the Business Combination Closing to be satisfied. “Registration Statement Submission Date” means August 14, 2026, being the date of the initial confidential submission of the Business Combination Registration Statement to the SEC.

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(g) While any Promissory Notes are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without the written consent or affirmative vote of the Required Holder:

(i)	liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation (other than the Business Combination contemplated by the Business Combination Agreement) or any sale of all or substantially all of its assets, or consent to any of the foregoing;

(ii)	amend, alter or repeal any provision of the Company’s Certificate of Incorporation or Bylaws in a manner that adversely affects the powers, preferences or rights of the Promissory Notes;

(iii)	purchase or redeem or pay or declare any dividend or make any distribution on, any capital stock of the Company;

(iv)	enter into, or enter into a material variation of, any agreement or transaction with any affiliate of the Company; provided however that no approval shall be required for issuance of stock options, restricted stock units or other similar equity-linked awards to employees or other eligible persons under the Company’s equity incentive plan or other similar arrangements established by the Company;

(v)	create, incur or issue, or authorize the creation, incurrence or issuance of, or otherwise suffer to exist any Indebtedness other than Permitted Indebtedness (as defined in Section 8);

(vi)	incur, create, assume or suffer to exist any Lien on any of the Company’s property assets, whether now owned or hereafter acquired except for Permitted Liens (as defined in Section 8);

(vii)	sell, lease, assign, transfer, or otherwise dispose of any of its assets other than inventory disposed of in the Ordinary Course of Business;

(viii)	make any advance, loan, extension of credit, or capital contribution to or investment in, or purchase any stock, bonds, notes, debentures, securities of, any Person, except (i) readily marketable direct obligations of the United States of America or any agency thereof with maturities of one year or less from the date of acquisition; (ii) fully insured certificates of deposit with maturities of one year or less from the date of acquisition issued by any commercial bank operating in the United States of America having assets in excess of $250,000,000,000.00; (iii) money market funds; or (iv) any other Permitted Investments (as defined in Section 8);

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(ix)	form, create, organize, acquire or permit to exist any Subsidiary, unless (A) within thirty (30) days after such formation, creation, organization or acquisition (or such longer period as the Required Holder may agree in writing), such Subsidiary shall have (1) executed and delivered to the Collateral Agent a joinder to the Security Agreement (or a separate security agreement in form and substance substantially similar to the Security Agreement) granting to the Collateral Agent, for the benefit of the holders of the Promissory Notes, a first priority perfected security interest in substantially all of the assets and properties of such Subsidiary, (2) executed and delivered to the Collateral Agent a subsidiary guaranty in substantially the form attached hereto as Exhibit B (or such other form reasonably satisfactory to the Required Holder), guaranteeing the obligations of the Company under the Promissory Notes and the other Transaction Documents, and (3) delivered to the Collateral Agent a perfection certificate with respect to such Subsidiary, together with all certificates, instruments, agreements, documents and filings (including UCC financing statements) necessary or advisable to perfect the Collateral Agent’s security interest in such Subsidiary’s assets; (B) the Company shall have pledged (or caused to be pledged) to the Collateral Agent 100% of the issued and outstanding equity interests of such Subsidiary; and (C) the Company shall have delivered to the Holder a certificate of a responsible officer of the Company certifying that the formation, creation, organization or acquisition of such Subsidiary does not violate any of the terms of this Promissory Note or any other Transaction Document;

(x)	redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness (other than the Promissory Notes) whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness, if at the time such payment with respect to such Indebtedness is due or is otherwise made or, after giving effect to such payment, (i) an event constituting an Event of Default has occurred and is continuing or (ii) an event that with the passage of time and without being cured would constitute an Event of Default has occurred and is continuing;

(xi)	repay, prepay, redeem, repurchase any Indebtedness or otherwise make any payment in respect of any Indebtedness other than trade payables incurred and paid in the Ordinary Course of Business;

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(xii)	amend, modify or waive any of the terms or conditions of the Business Combination Agreement; provided, however, that, once the Holder has funded the first $20,000,000 in principal amount under the Promissory Notes, the Company shall provide written notice (e-mail to suffice) to the Required Holder of any proposed amendment, modification or waiver of the Business Combination Agreement and the Required Holder shall have five (5) Business Days from receipt of such notice to approve or reject such proposed amendment, modification or waiver in writing. If the Required Holder does not respond in writing (e-mail to suffice) within such five (5) Business Day period, such proposed amendment, modification or waiver shall be deemed approved by the Required Holder. For the avoidance of doubt, no cure period shall apply to a breach of this Section 4(g)(xii).

(xiii)	directly or indirectly, solicit, initiate, encourage, enter into, continue or otherwise participate in any discussions or negotiations concerning any alternative transaction to the Business Combination contemplated by the Business Combination Agreement, including, without limitation, any business combination (other than the Business Combination), any initial public offering, any financing (other than the SPV Financing and the financing contemplated by the Purchase Agreement), any dividend recapitalization or other transaction that would be an alternative to or substitution for the transactions contemplated by the Business Combination Agreement and/or the Purchase Agreement;

(xiv)	permit the occurrence of any event, for any reason, pursuant to which Dr. José R. Rosas-Bustos ceases to serve as Chief Executive Officer of the Company or Dr. Jesse Van Griensven Thé ceases to serve as Chairman of the Company (whether as a result of death, disability or incapacity, resignation, termination (with or without cause), removal, or otherwise), in each case without the prior written consent of the Required Holder; provided, that a cessation resulting solely from a leave of absence shall not constitute an Event of Default under this clause (i) unless such individual has not resumed serving in such capacity within forty-five (45) calendar days of the commencement of such leave; or

(xv)	permit any breach of any representation, warranty, covenant or other agreement contained in any Transaction Document (including the Company’s failure to consummate the Additional Closing (as defined in the Purchase Agreement) if the Required Holder is ready, willing and able to consummate the same), it being agreed that any such breach shall constitute an Event of Default under this Promissory Note.

5. Rights Upon Event of Default.

(a) Upon the occurrence and during the continuance of an Event of Default, if elected by the Required Holder, all amounts outstanding and unpaid under this Promissory Note, including any PIK Interest Amounts added to the principal balance hereof and any then unpaid and accrued interest, together with an additional premium equal to forty percent (40%) of the original principal amount of this Promissory Note, shall become due and payable without any notice, declaration, or other act on the part of the Holder. Upon the occurrence and during the continuance of an Event of Default, subject to Section 5(d) below, the Holder may exercise any or all of its rights, powers, or remedies under applicable law. If any amount payable hereunder is not paid when due, whether at stated maturity, by acceleration, or otherwise, such overdue amount shall bear interest at a rate equal to the applicable Interest Rate plus (a) five percentage points (5%) and (b) an additional five percentage points (5%), stepping up to ten percentage points (10%) after 90 calendar days from the date of such non-payment (for the avoidance of doubt, resulting in a total default rate of the applicable Interest Rate plus fifteen percentage points (15%) after such 90-day period), until such amount is paid in full.

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(b) As used herein, an “Event of Default” shall mean the occurrence of any one of the following events, which, in the case of clause (A) below (other than a breach of Section 4(d) or Section 4(g)(xii)), if curable, is not cured by the Company within ten (10) days following such Event of Default, unless the Holder has waived such Event of Default by delivery of written notice of such waiver to the Company: (A) a breach of any representation, warranty, covenant or agreement of the Company contained in the Purchase Agreement, this Promissory Note or any other Transaction Document; (B) failure to pay any amount of principal or interest due hereunder when due (including by exchange in connection with the Business Combination Closing) and if such failure remains uncured for a period of at least five (5) Business Days; (C) entry of a decree or order by a court having jurisdiction adjudging the Company bankrupt or insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company, under federal bankruptcy law, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) days; or (D) the commencement by the Company of a voluntary case under federal bankruptcy law, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency, or other similar law, or the consent by the Company to the institution of bankruptcy or insolvency proceedings against it, or the filing by the Company of a petition or answer or consent seeking reorganization or relief under federal bankruptcy law or any other applicable federal or state law, or the consent by the Company to the filing of such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of the property of the Company, or the making by the Company of an assignment for the benefit of creditors, or the admission by the Company in writing of its inability to pay its debts generally as they become due, or the discontinuance of the business, dissolution, winding up, liquidation or cessation of the existence by or of the Company, or the taking of corporate action by the Company in furtherance of any such action; (E) the adoption by the Company’s Board or stockholders of any resolution for the liquidation, dissolution or winding up of the Company; (F) the Company fails to pay when due any of its Indebtedness (other than Indebtedness arising under this Promissory Note), or any interest or premium thereon, when due and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness; (G) one or more judgments or decrees in an aggregate principal amount in excess of $1,000,000 shall be entered against the Company and all of such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 30 days from the entry thereof; (H) there shall have occurred any Material Adverse Effect; (I) the Business Combination Agreement is terminated, canceled or otherwise ceases to be in full force and effect; or (J) Sponsor or SVAQ has failed to perform any term or condition of the Founder Shares Transfer Agreement, dated as of September 17, 2026, by and among SVAQ, Sponsor and Holder, including the obligation to amend the Insider Letter (as defined therein) in accordance with Section 1(e) thereof.

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(c) Upon the occurrence of an Event of Default, the Company shall promptly, and in any event within two (2) Business Days after the occurrence of such Event of Default, deliver written notice thereof to the Holder.

(d) Notwithstanding anything herein to the contrary, (i) no Holder other than the Required Holder shall be entitled to exercise any right, power or remedy arising from an Event of Default (including demanding or suing for payment of any amount that became due pursuant to Section 5(a), directing the Collateral Agent or commencing any enforcement action in respect of this Promissory Note or the Collateral) without the prior written consent of the Required Holder, and any action taken in violation of this clause (i) shall be null and void ab initio; and (ii) the Required Holder may, on behalf of and binding upon all holders of Promissory Notes, waive any Event of Default and rescind and annul any acceleration and its consequences (including any premium that became due solely as a result thereof); provided, that no such waiver or rescission shall extend to any subsequent or other Event of Default.

6. General.

(a) Successors and Assigns. This Promissory Note, and the obligations and rights of the Company hereunder, shall be binding upon and inure to the benefit of the Company, the Holder, and their respective successors and assigns.

(b) Security. This Promissory Note and the Company’s obligations hereunder are secured by a first priority lien in substantially all of the Company’s property and assets pursuant to the Security Agreement.

(c) Amendment; Waiver; Notice. Any provision of this Promissory Note and the other Promissory Notes may be amended, waived or modified upon the written consent of the Company and the Required Holder, and any such amendment, waiver or modification shall be binding upon the Holder and each holder of the other Promissory Notes and their respective transferees and assigns, whether or not such Person consented thereto; provided, that no such amendment, waiver or modification shall, without the prior written consent of the Holder, (i) impose any additional obligation or liability on the Holder or (ii) apply to the Holder in a manner disproportionately adverse relative to its application to the Promissory Notes held by the Required Holder. The provision of notice by and between the Company and the Holder will be governed by the terms of Section 9(f) of the Purchase Agreement.

(d) Transfer. The terms and conditions of this Promissory Note shall inure to the benefit of and be binding upon the respective successors and assigns of the Company and the Holder. Notwithstanding the foregoing, the Company may not assign or transfer any of its rights, or delegate any of its obligations, hereunder to another Person without the prior written consent of the Required Holder.

(e) Governing Law. The provisions of Section 9(a) of the Purchase Agreement are incorporated herein by reference and made a part hereof mutatis mutandis.

(f) Severability. If one or more provisions of this Promissory Note are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Promissory Note and the balance of the Promissory Note shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

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(g) Counterparts. This Promissory Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including PDF) or other transmission method complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com), and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(h) Absolute Obligation. No provision of this Promissory Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal amount of this Promissory Note, and accrued but unpaid interest thereon, in each case, at the times, place, and rate, and in the coin or currency, herein prescribed. This Promissory Note is a direct debt obligation of the Company and is an absolute obligation to pay. All payments hereunder shall be made without setoff, counterclaim or defense of any kind whatsoever.

7. Intentionally Omitted.

8. Certain Definitions. For purposes of this Promissory Note, the following terms shall have the following meanings:

(a) “Business Days” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

(b) “Investment” means any beneficial ownership (including stock, partnership or limited liability company interests) of or in any Person, or any loan, advance or capital contribution to any Person or the acquisition of all, or substantially all, of the assets of another Person or the purchase of any assets of another Person for greater than the fair market value of such assets.

(c) “Ordinary Course of Business” means, in respect of any transaction involving the Company or Subsidiary, the ordinary course of the Company or such Subsidiary’s business in accordance with (a) the usual and customary customs and practices in the kind of business in which the Company or such Subsidiary is engaged, (b) the past practice and operations of the Company or such Subsidiary, or (c) the proposed and planned practices, activities and operations of the Company or such Subsidiary as described in the Business Combination Registration Statement, and in each case, undertaken by the Company or such Subsidiary in good faith and not for purposes of or having the practical effect of evading any covenant or restriction in any Transaction Document.

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(d) “Permitted Indebtedness” means (i) Indebtedness evidenced by this Promissory Note and the Other Promissory Notes; (ii) Indebtedness set forth on the Perfection Certificates as in effect as of the Subscription Date; provided that the terms of such Indebtedness shall not be amended, restated, supplemented or otherwise modified after the Subscription Date in any manner that would (A) increase the principal amount thereof, (B) shorten the maturity or accelerate the amortization schedule thereof, (C) increase the rate of interest payable thereon, (D) add or expand any security or collateral therefor, (E) add or modify any covenant, Event of Default or other material term in a manner adverse to the Company or the holders of the Promissory Notes, or (F) otherwise be materially adverse to the interests of the holders of the Promissory Notes, in each case without the prior written consent of the Required Holder (iii) unsecured Indebtedness in connection with SPV Financing (as defined in the Purchase Agreement) in an aggregate amount not to exceed $5,000,000; provided, that such Indebtedness is expressly subordinated to the Promissory Notes pursuant to an intercreditor or subordination agreement in form and substance satisfactory to the Required Holder, and provides that the holders thereof shall have no right to declare or enforce any Event of Default or exercise any remedies for so long as any Promissory Notes remain outstanding; (iv) Indebtedness in connection with development projects incurred in the Ordinary Course of Business consistent with the Company’s annual budget as presented to its board of directors; provided that such Indebtedness shall be unsecured and shall not exceed $1,000,000 in aggregate principal amount outstanding at any time; (v) Indebtedness of a Subsidiary to the Company or another Subsidiary or Indebtedness of the Company to a Subsidiary; provided that (A) such Indebtedness is expressly subordinated to the Promissory Notes on terms reasonably satisfactory to the Required Holder, (B) the obligor Subsidiary (if applicable) has executed and delivered the Subsidiary Guaranties and the Security Documents, and (C) any promissory note or other instrument evidencing such Indebtedness is pledged to the Collateral Agent for the benefit of the holders of the Promissory Notes; (vi) to the extent constituting Indebtedness, Investments by the Company in Subsidiaries; provided that the conditions set forth in clause (v) above are satisfied with respect thereto; (vii) Indebtedness owed to any Person providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance, pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the Ordinary Course of Business; (viii) Indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds and similar obligations, in each case provided in the Ordinary Course of Business, in any case, in an aggregate amount not to exceed $1,000,000 at any time outstanding; (ix) Indebtedness secured by Liens permitted under clause (iv) of the definition of “Permitted Liens” in an aggregate amount not to exceed $1,000,000 at any time outstanding; (x) Indebtedness incurred in the Ordinary Course of Business in respect of credit cards, credit card processing services, debit cards, stored value cards or purchase cards in an aggregate amount not to exceed $250,000 at any time outstanding; (xi) Indebtedness arising from endorsement of instruments or other payment items for deposit in the Ordinary Course of Business; (xii) Indebtedness incurred in respect of netting services, overdraft protection and other like services, in each case arising in the Ordinary Course of Business; (xiii) Indebtedness in respect of Taxes, assessments, or governmental charges that are not yet due and payable or that are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (xiv) other unsecured Indebtedness not otherwise permitted by the foregoing clauses in an aggregate outstanding principal amount not to exceed $1,000,000 at any time; and (xv) any extensions, renewals, refinancings and replacements of any of the foregoing Indebtedness so long as the principal amount of such refinancing or replacement does not exceed the principal amount of the Indebtedness being extended, renewed, refinanced or replaced except by an amount equal to unpaid accrued interest, fees and premiums thereon; provided that, notwithstanding the foregoing, and if the Indebtedness being refinanced, renewed, extended or replaced is subordinate to this Promissory Note, then such refinancing, renewal, extended or replacement Indebtedness shall also be subordinate to this Promissory Note. Notwithstanding anything contained herein to the contrary, (x) except for Indebtedness secured by Liens permitted under clause (iv) of the definition of “Permitted Liens”, no Indebtedness permitted under this definition shall be secured by any Lien on any property or assets of the Company or any of its Subsidiaries, (y) no Indebtedness shall be permitted under this definition if, immediately before or after giving effect thereto, an Event of Default exists or would result therefrom and (z) the aggregate amount of all Permitted Indebtedness (excluding the SPV Financing) shall not exceed $3,000,000 in the aggregate.

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(e) “Permitted Investments” means (i) Investments existing on the Subscription Date and disclosed in the Initial Perfection Certificate; (ii) Investments consisting of cash and cash equivalents; (iii) Investments by the Company in any Subsidiary that has executed and delivered the Subsidiary Guaranties and the Security Documents; (iv) Investments consisting of extensions of trade credit in the Ordinary Course of Business; (v) Investments consisting of deposits made in the Ordinary Course of Business to secure the performance of leases, licenses, bids, statutory obligations, surety and appeal bonds, performance bonds and other similar obligations, in each case to the extent permitted under the Transaction Documents; (vi) Investments received in connection with the bankruptcy, insolvency, workout or reorganization of, or settlement of delinquent accounts or disputes with, customers and suppliers, in each case in the Ordinary Course of Business; (vii) Investments consisting of loans or advances to employees, officers or directors in the Ordinary Course of Business for travel, entertainment, relocation and similar ordinary course business purposes in an aggregate outstanding amount not to exceed $150,000 at any time; (viii) Investments consisting of endorsements of negotiable instruments for deposit or collection in the Ordinary Course of Business; (ix) investments with respect to development projects of the Company or any Subsidiary; and (x) other Investments not otherwise permitted by the foregoing clauses in an aggregate outstanding amount not to exceed $500,000 at any time; provided that, notwithstanding the foregoing, no Investment shall be permitted if, immediately before or after giving effect thereto, an Event of Default exists or would result therefrom.

(f) “Permitted Liens” means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the Ordinary Course of Business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen’s liens, mechanics’ liens and other similar liens, arising in the Ordinary Course of Business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens (A) upon or in any equipment acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment or Indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, in either case, with respect to Indebtedness in an aggregate amount not to exceed $1,000,000 at any time, (v) Liens incurred in connection with the extension, renewal or refinancing of the Indebtedness secured by Liens of the type described in clause (iv) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase, (vi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods, (vii) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section 5, (viii) Liens of a collecting bank arising in the Ordinary Course of Business under Section 4-208 of the UCC in effect in the relevant jurisdiction covering only the items being collected upon, (ix) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the Ordinary Course of Business, (x) Liens in respect of non-exclusive licenses, sublicenses and similar arrangements for the use of intellectual property granted to third parties in the Ordinary Course of Business, (xi) security deposits to public utilities or to any municipalities or governmental authority or other public authorities when required by such utility, municipality, governmental authority or other public authority in connection with the supply of services or utilities, (xii) purported Liens evidenced by the filing of precautionary UCC financing statements relating solely to operating leases of personal property entered into in the Ordinary Course of Business, (xiii) Liens existing on the Subscription Date and disclosed in the Perfection Certificates (as defined in the Purchase Agreement), (xiv) Liens on fixtures (but, for the avoidance of doubt, excluding any computing or related equipment) in favor of landlords as may be provided in real property leases entered into in the Ordinary Course of Business, (xv) Liens incurred in the Ordinary Course of Business in connection with the purchase or shipping of goods or assets (and the related assets and proceeds thereof), which Liens are in favor of the seller or shipper of such goods or assets and only attach to such goods or assets and otherwise arise in the Ordinary Course of Business, and (xvi) any other Liens that are expressly subordinate to the Liens of the Collateral Agent pursuant to a written subordination agreement acceptable to the Collateral Agent and the Required Holder in their sole discretion; provided that, notwithstanding the foregoing, Permitted Liens (other than those described in clauses (i) through (iii) and (vi) through (xiii)) shall not secure Indebtedness in an aggregate outstanding amount in excess of $1,000,000 at any time.

(g) “Person” means an individual, a limited liability company, a limited liability partnership, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(Remainder of Page Intentionally Left Blank; Signature Page Follows)

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IN WITNESS WHEREOF, this Promissory Note has been executed and delivered as a sealed instrument on the date first above written by the duly authorized representatives of the parties.

COMPANY:

EIGENQ, INC.

By:	/s/ Dr. José R. Rosas-Bustos
Name:	Dr. José R. Rosas-Bustos
Title:	Chief Executive Officer

Accepted and Acknowledged:

HOLDER:

Entity Name:	EOT AC LLC
By:	/s/ Waqas Khatri
Name:	Waqas Khatri
Title:	Authorized Signatory

EXHIBIT A

FORM OF PUBCO NOTE

EXHIBIT B

FORM OF SUBSIDIARY GUARANTY

Exhibit 10.3

Warrant To Purchase Common Stock

Warrant No.: 001

Date of Issuance: September 17, 2026 (“Issuance Date”)

EigenQ, Inc., a Delaware corporation (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, EOT AC LLC, the registered holder hereof or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon exercise of this Warrant to Purchase Common Stock (including any Warrants to Purchase Common Stock issued upon transfer or replacement hereof, the “Warrant”), at any time or times on or after the Issuance Date, but not after 11:59 p.m., New York time, on the Expiration Date (as defined below), 1,852,083 (subject to adjustment as provided herein) fully paid and non-assessable shares of Common Stock (as defined below) (the “Warrant Shares”, and such number of Warrant Shares, the “Warrant Number”). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 17 and capitalized terms used herein but not otherwise defined herein shall have the respective meanings given such terms in the Securities Purchase Agreement. This Warrant is one of the Initial Warrants (as defined in the SPA, and as hereinafter used, collectively, the “Warrants”) issued directly by the Company pursuant to that certain Securities Purchase Agreement, dated as of September 17, 2026 (the “Subscription Date”), by and among the Company and the investors (the “Buyers”) referred to therein, as amended from time to time (the “Securities Purchase Agreement”). For the avoidance of doubt, upon the consummation of the Business Combination Closing (as defined in the Securities Purchase Agreement), this Warrant shall be exchanged for a warrant to purchase the publicly traded common stock or equivalent equity securities of the Successor Entity or its Parent Entity in accordance with the Securities Purchase Agreement in substantially the form attached hereto as Exhibit C.

1. EXERCISE OF WARRANT.

(a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date (an “Exercise Date”), in whole or in part, by delivery (whether via email attachment or otherwise) of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant. Within three (3) Business Days following an exercise of this Warrant as aforesaid, the Holder shall deliver payment to the Company of an amount equal to the Exercise Price in effect on the date of such exercise multiplied by the number of Warrant Shares as to which this Warrant was so exercised (the “Aggregate Exercise Price”) in cash or via wire transfer of immediately available funds if the Holder did not notify the Company in such Exercise Notice that such exercise was made pursuant to a Cashless Exercise (as defined in Section 1(d)). The Holder shall not be required to deliver the original of this Warrant in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original of this Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. Execution and delivery of an Exercise Notice for all of the then-remaining Warrant Shares shall have the same effect as cancellation of the original of this Warrant after delivery of the Warrant Shares in accordance with the terms hereof. Within in three (3) Business Days following the date on which the Company has received an Exercise Notice, the Company shall transmit by electronic mail an acknowledgment of confirmation of receipt of such Exercise Notice, in the form attached hereto as Exhibit B, to the Holder. Within five (5) Business Days after the Company’s receipt of the Exercise Notice and, in the case of a Cash Exercise, the Aggregate Exercise Price (or, in the case of a Cashless Exercise, a valid notice of Cashless Exercise), the Company shall issue and deliver to the Holder or its designee at the address specified in the Exercise Notice a stock certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder is entitled pursuant to such exercise. Upon delivery of an Exercise Notice and, in the case of a Cash Exercise, payment of the Aggregate Exercise Price, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised irrespective of the date of the certificates evidencing such Warrant Shares. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise and upon surrender of this Warrant to the Company by the Holder, then, at the request of the Holder, the Company shall as soon as practicable and in no event later than five (5) Business Days after such exercise and at its own expense, issue and deliver to the Holder or its designee a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional shares of Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Common Stock to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses that may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant, but shall not be responsible for any taxes payable by the Holder in connection with a transfer of Warrant Shares. Notwithstanding the foregoing, the Company’s failure to deliver the stock certificate representing the Warrant Shares to the Holder on or prior to the date that is five (5) Business Days after the Company’s receipt of the applicable Exercise Notice and, in the case of a Cash Exercise, the Aggregate Exercise Price (or, in the case of a Cashless Exercise, a valid notice of Cashless Exercise) (such date, the “Share Delivery Date”) shall constitute a failure to timely deliver securities under Section 1(c).

(b) Exercise Price. For purposes of this Warrant, “Exercise Price” means $12.00, subject to adjustment as provided herein.

(c) Company’s Failure to Timely Deliver Securities. If the Company fails to issue and deliver stock certificates representing the applicable Warrant Shares on or before the applicable Share Delivery Date, the Holder may, by written notice to the Company, rescind the applicable Exercise Notice in whole or in part and retain or have returned, as applicable, any portion of this Warrant that was not exercised pursuant to such Exercise Notice. Upon such rescission, the Company shall promptly return to the Holder any Aggregate Exercise Price paid with respect to the rescinded portion. The Holder’s right to rescind is in addition to all other remedies available at law or in equity, including specific performance and injunctive relief with respect to the Company’s failure to issue and deliver the stock certificates as required by this Warrant.

(d) Cashless Exercise. Notwithstanding anything contained herein to the contrary (other than Section 1(f) below), the Holder may, in its sole discretion, at any time exercise this Warrant in whole or in part by means of a Cashless Exercise, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, and elect instead to receive upon such exercise the “Net Number” of Warrant Shares determined according to the following formula (a “Cashless Exercise”):

Net Number = (A x B) - (A x C)

B

For purposes of the foregoing formula:

A =	the total number of shares with respect to which this Warrant is then being exercised.

B =	the Fair Market Value per share as of the date of the applicable Exercise Notice, as determined in good faith by the Board of Directors of the Company.

C =	the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

(e) Disputes. In the case of a dispute as to the determination of the Exercise Price, the arithmetic calculation of the number of Warrant Shares to be issued pursuant to the terms hereof, or the determination of Fair Market Value, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 13.

(f) Intentionally Omitted.

(g) Reservation of Shares.

(i) Required Reserve Amount. So long as this Warrant remains outstanding, the Company shall at all times keep reserved for issuance under this Warrant a number of shares of Common Stock at least equal to 200% of the maximum number of shares of Common Stock as shall be necessary to satisfy the Company’s obligation to issue shares of Common Stock under the Warrants then outstanding at the lower of $5.00 and the Exercise Price (as defined in the Warrants) then in effect (without regard to any limitations on exercise) (the “Required Reserve Amount”); provided that at no time shall the number of shares of Common Stock reserved pursuant to this Section 1(g)(i) be reduced other than proportionally in connection with any exercise or redemption of Warrants or such other event covered by Section 2(a) below. The Required Reserve Amount (including, without limitation, each increase in the number of shares so reserved) shall be allocated pro rata among the holders of the Warrants based on number of shares of Common Stock issuable upon exercise of Warrants held by each holder on the Closing Date (without regard to any limitations on exercise) or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a holder shall sell or otherwise transfer any of such holder’s Warrants, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any Warrants shall be allocated to the remaining holders of Warrants, pro rata based on the number of shares of Common Stock issuable upon exercise of the Warrants then held by such holders (without regard to any limitations on exercise).

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(ii) Insufficient Authorized Shares. If, notwithstanding Section 1(g)(i) above, and not in limitation thereof, at any time while any of the Warrants remain outstanding, the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall promptly take all action necessary under applicable law and its governing documents to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for all the Warrants then outstanding, including seeking stockholder approval if required. The Company shall use its best efforts to cause any such increase to become effective as soon as practicable. If the Company is prohibited from issuing shares of Common Stock upon an exercise of this Warrant because it does not have sufficient authorized and unreserved shares, the Company shall promptly notify the Holder and shall issue the applicable Warrant Shares as soon as sufficient authorized and unreserved shares become available. Nothing contained in this Section 1(g) shall limit any obligations of the Company under any provision of the Securities Purchase Agreement or any other remedy available to the Holder.

2. Warrant adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 2.

(a) Stock Dividends and Splits. Without limiting any provision of Section 2(a), Section 3 or Section 4, if the Company, at any time on or after the Issuance Date, (i) pays a stock dividend on one or more classes of its then outstanding shares of Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its then outstanding shares of Common Stock into a larger number of shares or (iii) combines (by combination, reverse stock split or otherwise) one or more classes of its then outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this paragraph occurs during the period that an Exercise Price is calculated hereunder, then the calculation of such Exercise Price shall be adjusted appropriately to reflect such event.

(b) Adjustment of Exercise Price upon Issuance of Common Stock, Options or Convertible Securities. If and whenever on or after the Issuance Date the Company sells or grants any option to purchase or sells or grants any right to reprice, enters into any or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any shares of Common Stock, Options or Convertible Securities entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Exercise Price, or the conversion, exercise or exchange price of, or the consideration payable upon conversion, exercise or exchange of, any outstanding Options or Convertible Securities is reduced, reset or repriced (whether pursuant to the terms thereof, by amendment, waiver or otherwise, and whether or not such Options or Convertible Securities were granted, issued or sold prior to, on or after the Issuance Date or constituted Excluded Securities when granted, issued or sold) such that shares of Common Stock may thereafter be acquired thereunder at an effective price per share that is lower than the then Exercise Price (such issuances, reductions, resets and repricings collectively, a “Dilutive Issuance”) (if the holder of the Common Stock, Options or Convertible Securities so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is lower than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive Issuance), then the Exercise Price shall be reduced to equal the Base Exercise Price (subject to adjustment for reverse and forward stock splits, recapitalizations and similar transactions following the date of the Securities Purchase Agreement).

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For purposes of this Section 2(b), “Dilutive Issuance Date” means, with respect to any Dilutive Issuance, the date on which the Company sells, grants or otherwise disposes of or issues the applicable shares of Common Stock, Options or Convertible Securities or on which the applicable reduction, reset or repricing becomes effective. “Base Exercise Price” means, with respect to any Dilutive Issuance, the effective price per share at which such Common Stock, Options or Convertible Securities were issued, granted, sold or otherwise disposed of or, in the case of any reduction, reset or repricing, the effective price per share at which shares of Common Stock may be acquired thereunder after giving effect thereto. The Exercise Price shall be reduced to the Base Exercise Price upon the sale, grant or other disposition of such securities or the effectiveness of such reduction, reset or repricing.

Notwithstanding the foregoing, no adjustment will be made under this Section 2(b) in respect of Excluded Securities, and no adjustment pursuant to this Section 2(b) shall be made if such adjustment would result in an increase of the Exercise Price then in effect. If the Company enters into a Variable Rate Transaction (as defined in the Securities Purchase Agreement), despite the prohibition set forth in the Securities Purchase Agreement, the Company shall be deemed to have granted, issued or sold Options or Convertible Securities at the lowest possible conversion, exercise or exchange price at which such securities may be converted, exercised or exchanged, and the Base Exercise Price with respect thereto shall be such deemed price.

The Company shall notify the Holder in writing, no later than two (2) Business Days following the granting, issuance or sale of any shares of Common Stock, Options or Convertible Securities subject to this Section 2(b), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms, and setting forth the Base Exercise Price. For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 2(b), upon the occurrence of any Dilutive Issuance, the Holder is entitled to receive a number of Warrant Shares based upon the Base Exercise Price on or after the date of such Dilutive Issuance, regardless of whether the Holder accurately refers to the Base Exercise Price in the Exercise Notice.

(i) Record Date. If the Company takes a record of the holders of shares of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(c) Intentionally Omitted.

(d) Other Events. In the event that the Company (or any Subsidiary (as defined in the Securities Purchase Agreement)) shall take any action to which the provisions hereof are not strictly applicable, or, if applicable, would not operate to protect the Holder from dilution or if any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company’s board of directors shall in good faith determine and implement an appropriate adjustment in the Exercise Price and the number of Warrant Shares (if applicable) so as to protect the rights of the Holder, provided that no such adjustment pursuant to this Section 2(d) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2, provided further that if the Holder does not accept such adjustments as appropriately protecting its interests hereunder against such dilution, then the Company’s board of directors and the Holder shall agree, in good faith, upon an independent investment bank of nationally recognized standing to make such appropriate adjustments, whose determination shall be final and binding absent manifest error and whose fees and expenses shall be borne by the Company.

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(e) Calculations. All calculations under this Section 2(e) shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issuance or sale of Common Stock.

(f) Voluntary Adjustment By Company. The Company may at any time during the term of this Warrant, with the prior written consent of the Required Holder (as defined in the Securities Purchase Agreement), reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

(g) Number of Warrant Shares. Upon the date of any adjustment to the Exercise Price pursuant to this Section 2 (an “Adjustment Event”), the number of Warrant Shares issuable upon exercise of this Warrant shall be automatically adjusted such that, immediately following such Adjustment Event, such number shall equal (I) the quotient of (A) the product of (1) the number of Warrant Shares issuable upon exercise of this Warrant as of the Issuance Date hereof multiplied by (2) the Exercise Price in effect on the Issuance Date divided by (B) the Exercise Price in effect immediately following such Adjustment Event, minus (II) the aggregate number of Warrant Shares theretofore issued pursuant to any exercise of this Warrant (as appropriately adjusted for any share split, share dividend, share combination, recapitalization or similar event occurring after any such exercise), in each case without regard to any limitations on exercise contained herein.

3. RIGHTS UPON DISTRIBUTION OF ASSETS. In addition to any adjustments pursuant to Section 2 above or Section 4 below, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution.

4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

(a) Purchase Rights. In addition to any adjustments pursuant to Sections 2 or 3 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issuance or sale of such Purchase Rights.

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(b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents (as defined in the Securities Purchase Agreement) in accordance with the provisions of this Section 4(b) pursuant to written agreements in form and substance satisfactory to the Required Holder and approved by the Required Holder prior to such Fundamental Transaction, including agreements to deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, which is exercisable for a corresponding number of shares of capital stock equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such adjustments to the number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction). Upon the consummation of each Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of the applicable Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of each Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the applicable Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property (except such items still issuable under Sections 3 and 4(a) above, which shall continue to be receivable thereafter)) issuable upon the exercise of the Warrant prior to the applicable Fundamental Transaction, such shares of common stock or equivalent equity securities of the Successor Entity (including its Parent Entity, if applicable) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had this Warrant been exercised immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Warrant), as adjusted in accordance with the provisions of this Warrant. Notwithstanding the foregoing, and without limiting Section 1(f) hereof, the Required Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 4(b) to permit the Fundamental Transaction without the assumption of this Warrant. In addition to and not in substitution for any other rights hereunder, prior to the consummation of each Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the applicable Fundamental Transaction but prior to the Expiration Date, in lieu of the shares of Common Stock (or other securities, cash, assets or other property (except such items still issuable under Sections 3 and 4(a) above, which shall continue to be receivable thereafter)) issuable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had this Warrant been exercised immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Warrant) (the “Alternate Consideration”). If holders of Common Stock are given a choice as to the securities, cash or property to be received in such Fundamental Transaction, the Holder shall be given the same choice as to the Alternate Consideration it receives. Provision made pursuant to this paragraph shall be in a form and substance reasonably satisfactory to the Holder.

(c) Intentionally Omitted.

(d) Application. The provisions of this Section 4 shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied as if this Warrant and any subsequent warrants were fully exercisable and without regard to any limitations on the exercise of this Warrant.

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5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation (as defined in the Securities Purchase Agreement), Bylaws (as defined in the Securities Purchase Agreement) or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issuance or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (a) shall not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the exercise of this Warrant. Notwithstanding anything herein to the contrary, if after the sixty (60) calendar day anniversary of the Issuance Date, the Holder is not permitted to exercise this Warrant in full for any reason (other than pursuant to restrictions set forth in Section 1(f) hereof), the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to permit such exercise into shares of Common Stock.

6. WARRANT HOLDER NOT DEEMED A STOCKHOLDER.  Except as otherwise specifically provided herein, the Holder, solely in its capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in its capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which it is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

7. REISSUANCE OF WARRANTS.

(a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

(b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

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(c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, no warrants for fractional shares of Common Stock shall be given.

(d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of shares of Common Stock underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company will give written notice to the Holder (i) promptly upon each adjustment of the Exercise Price and the number of Warrant Shares, setting forth in reasonable detail, and certifying, the calculation of such adjustment(s), (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the shares of Common Stock, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of shares of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, (iii) at least ten (10) Business Days prior to the consummation of any Fundamental Transaction and (iv) within one (1) Business Day of the occurrence of an Event of Default (as defined in the Notes), setting forth in reasonable detail any material events with respect to such Event of Default and any efforts by the Company to cure such Event of Default. It is expressly understood and agreed that the time of execution specified by the Holder in each Exercise Notice shall be definitive and may not be disputed or challenged by the Company.

9. AMENDMENT AND WAIVER.  Except as otherwise provided herein, the provisions of this Warrant (other than Section 1(f)) may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holder. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

10. SEVERABILITY.  If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

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11. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to the Company at the address set forth in Section 9(f) of the Securities Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS WARRANT OR ANY TRANSACTION CONTEMPLATED HEREBY.

12. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any Person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant. Terms used in this Warrant but defined in the other Transaction Documents shall have the meanings ascribed to such terms on the Closing Date (as defined in the Securities Purchase Agreement) in such other Transaction Documents unless otherwise consented to in writing by the Holder.

13. DISPUTE RESOLUTION.

(a) Submission to Dispute Resolution.

(i) In the case of a dispute relating to the Exercise Price, the arithmetic calculation of the number of Warrant Shares, the determination of Fair Market Value or the determination of (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the Holder (as the case may be) shall submit the dispute to the other party via email (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by the Holder, at any time after the Holder learned of the circumstances giving rise to such dispute. If the Holder and the Company are unable to promptly resolve such dispute relating to such Exercise Price, such arithmetic calculation, such Fair Market Value or such (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or the Holder (as the case may be) of such dispute to the Company or the Holder (as the case may be), then the Company may, at its sole option, select an independent, reputable investment bank reasonably satisfactory to the Holder to resolve such dispute.

(ii) The Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 13 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which the Holder selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Holder or otherwise requested by such investment bank, neither the Company nor the Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

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(iii) The Company and the Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and the Required Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

(b) Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 13 constitutes an agreement to arbitrate between the Company and the Holder (and constitutes an arbitration agreement) under the rules then in effect under § 7501, et seq. of the New York Civil Practice Law and Rules (“CPLR”) and that the Holder is authorized to apply for an order to compel arbitration pursuant to CPLR § 7503(a) in order to compel compliance with this Section 13, (ii) a dispute relating to the Exercise Price includes, without limitation, disputes as to (A) whether an issuance or sale or deemed issuance or sale of Common Stock occurred under Section 2(a), (B) the consideration per share at which an issuance or deemed issuance of Common Stock occurred, (C) whether any issuance or sale or deemed issuance or sale of Common Stock was an issuance or sale or deemed issuance or sale of Excluded Securities, (D) whether an agreement, instrument, security or the like constitutes an Option or Convertible Security and (E) whether a Dilutive Issuance occurred, (iii) the terms of this Warrant and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute (including, without limitation, determining (A) whether an issuance or sale or deemed issuance or sale of Common Stock occurred under Section 2(a), (B) the consideration per share at which an issuance or deemed issuance of Common Stock occurred, (C) whether any issuance or sale or deemed issuance or sale of Common Stock was an issuance or sale or deemed issuance or sale of Excluded Securities, (D) whether an agreement, instrument, security or the like constitutes an Option or Convertible Security and (E) whether a Dilutive Issuance occurred) and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Warrant and any other applicable Transaction Documents, (iv) the Holder (and only the Holder), in its sole discretion, shall have the right to submit any dispute described in this Section 13 to any state or federal court sitting in The City of New York, Borough of Manhattan in lieu of utilizing the procedures set forth in this Section 13 and (v) nothing in this Section 13 shall limit the Holder from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 13).

14. REMEDIES, CHARACTERIZATION, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue any damages or other relief to which the Holder may be entitled under applicable law for any failure by the Company to comply with the terms of this Warrant. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, exercises and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The issuance of shares and certificates for shares as contemplated hereby upon the exercise of this Warrant shall be made without charge to the Holder or such shares for any issuance tax or other costs in respect thereof, provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than the Holder or its agent on its behalf.

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15. PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If this Warrant is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Warrant or to enforce the provisions of this Warrant, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, reasonable attorneys’ fees and disbursements.

16. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company.

17. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

(a) “Adjustment Right” means any right granted with respect to any securities issued in connection with, or with respect to, any issuance or sale (or deemed issuance or sale in accordance with Section 2) of shares of Common Stock (other than rights of the type described in Section 3 and 4 hereof) that could result in a decrease in the net consideration received by the Company in connection with, or with respect to, such securities (including, without limitation, any cash settlement rights, cash adjustment or other similar rights).

(b) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(c) “Approved Agreement” means any employment agreement, consulting agreement or other agreement by the Company or a Subsidiary, on the one hand, and any director, manager, officer, consultant or service provider of the Company or a Subsidiary, on the other hand.

(d) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee”  or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

(e) “Common Stock” means the Company’s shares of common stock, $0.00001 par value per share, and any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(f) “Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock.

(g) “Excluded Securities” has the meaning given such term in the Securities Purchase Agreement, mutatis mutandis.

(h) “Expiration Date” means the date that is the fifth (5th) anniversary of the Issuance Date or, if such date falls on a day other than a Business Day, the next Business Day.

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(i) “Fair Market Value” means the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Company.

(j) “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through Subsidiaries or Affiliates, in one or more related transactions, (i) consolidate or merge with or into another Person, whether or not the Company is the surviving corporation, (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to one or more Persons, (iii) make, or allow one or more Persons to make, or allow the Company to be subject to or have its Common Stock be subject to or party to one or more Persons making, a purchase, tender or exchange offer that is accepted by the holders of at least 50% of the outstanding shares of Common Stock, (iv) consummate a stock or share purchase agreement or other business combination, including a reorganization, recapitalization, spin-off or scheme of arrangement, with one or more Persons whereby such Person or Persons acquire at least 50% of the outstanding shares of Common Stock, or (v) reorganize, recapitalize or reclassify its Common Stock, or (B) that the Company shall, directly or indirectly, including through Subsidiaries or Affiliates, in one or more related transactions, allow any Person or Group to become the owner, directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Common Stock, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise, of either (x) at least 50% of the aggregate voting power represented by issued and outstanding Common Stock or (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock or other equity securities of the Company sufficient to allow such Person or Group to effect a transaction requiring other stockholders of the Company to surrender their shares of Common Stock without approval of the stockholders of the Company, or (C) directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into of any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition, in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with its terms to the extent necessary to correct any defect or inconsistency with the intended treatment of such instrument or transaction.

(k) “Group” means two or more Persons acting together for the purpose of acquiring, holding, voting or disposing of shares of Common Stock.

(l) “Notes” has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all notes issued in exchange therefor or replacement thereof.

(m) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

(n) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and, if there is more than one such Person or Parent Entity, the entity whose equity securities are received by holders in the applicable Fundamental Transaction or, if none, the highest-level controlling entity.

(o) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(p) “Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

(q) “Successor Entity” means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

[signature page follows]

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IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Stock to be duly executed as of the Issuance Date set out above.

EIGENQ, INC.

By:	/s/ Dr. José R. Rosas-Bustos
	Name:	Dr. José R. Rosas-Bustos
	Title:	Chief Executive Officer

Accepted and Acknowledged:

HOLDER:

EOT AC LLC

By:	/s/ Waqas Khatri
Name:	Waqas Khatri
Title:	Authorized Signatory

EXHIBIT A

EXERCISE NOTICE

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
WARRANT TO PURCHASE COMMON STOCK

EIGENQ, INC.

The undersigned holder hereby elects to exercise the Warrant to Purchase Common Stock No. 001 (the “Warrant”) of EigenQ, Inc., a Delaware corporation (the “Company”), as specified below. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1. Form of Exercise Price. The Holder intends that payment of the Aggregate Exercise Price shall be made as:

a “Cash Exercise” with respect to _________________ Warrant Shares; and/or a “Cashless Exercise” with respect to _______________ Warrant Shares.

In the event that the Holder has elected a Cashless Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder hereby represents and warrants that this Exercise Notice was executed by the Holder on the date set forth below.

2. Payment of Exercise Price. In the event that the Holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

3. Delivery of Warrant Shares. The Company shall deliver to Holder, or its designee or agent as specified below, a stock certificate representing __________ shares of Common Stock in accordance with the terms of the Warrant. Delivery shall be made to Holder, or for its benefit, as follows:

Issue certificate in the following name and address:

Issue to:

Date: _____________ __, __

Name of Registered Holder

By:
Name:
Title:

Tax ID:

Facsimile:

E-mail Address:

EXHIBIT B

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby agrees to issue and deliver the above indicated number of shares of Common Stock to the Holder in accordance with the terms of the Warrant.

EIGENQ, INC.

By:
Name:
Title:

EXHIBIT C

FORM OF PUBCO WARRANT

Exhibit 10.4

[FORM OF SENIOR SECURED CONVERTIBLE NOTE]

THIS NOTE HAS BEEN ISSUED WITH A 10% ORIGINAL ISSUE DISCOUNT. PURSUANT TO TREASURY REGULATION §1.1275-3(b)(1), ___________, A REPRESENTATIVE OF THE COMPANY WILL, BEGINNING TEN DAYS AFTER THE ISSUANCE DATE OF THIS NOTE, PROMPTLY MAKE AVAILABLE TO THE HOLDER UPON REQUEST THE INFORMATION DESCRIBED IN TREASURY REGULATION §1.1275-3(b)(1)(i). ________________ MAY BE REACHED AT TELEPHONE NUMBER _______________.

EigenQ Holdings, Inc.

Senior Secured Convertible Note

Issuance Date: [●] 202_	Original Principal Amount: U.S. $[●]

FOR VALUE RECEIVED, EigenQ Holdings, Inc., a Delaware corporation (the “Company”), hereby promises to pay to the order of EOT AC LLC or its registered assigns (“Holder”) the amount set forth above as the Original Principal Amount (as reduced in accordance with the terms hereof whether pursuant to conversion, redemption or otherwise or as increased by any PIK Interest Amount (as defined below), the “Principal”) when due, whether upon the Maturity Date, or upon acceleration, or otherwise (in each case in accordance with the terms hereof) and to pay interest (“Interest”) on any outstanding Principal at the applicable Interest Rate (as defined below) from the date set forth above as the Issuance Date (the “Issuance Date”) until the same becomes due and payable, whether upon the Maturity Date or upon acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Senior Secured Convertible Note (including all Senior Secured Convertible Notes issued in exchange, transfer or replacement hereof, this “Note”) is one of an issue of Senior Secured Convertible Notes issued in exchange for the Secured Promissory Notes (the “Private Company Notes”) of EigenQ, Inc., a Delaware corporation (the “Private Company”), upon the Business Combination Closing, which Private Company Notes were originally issued pursuant to the Securities Purchase Agreement, dated as of _________, 2026 (the “Subscription Date”), by and among the Company, the Private Company and the investors (the “Buyers”) referred to therein, as may be amended from time to time (collectively, the “Notes”, and such other Senior Secured Convertible Notes, the “Other Notes”). The Company and Holder acknowledge that the Original Principal Amount of this Note as of the Issuance Date shall be as set forth above, which includes a [____________]_Dollars ($______) original issue discount. For the avoidance of doubt, the Notes shall be deemed issued pursuant to the Securities Purchase Agreement. Certain capitalized terms used herein are defined in Section 35 and, in addition, capitalized terms used herein but not otherwise defined herein shall have the meanings given such terms in the Securities Purchase Agreement.

1. PAYMENTS OF PRINCIPAL. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges (as defined in Section 28(c)) on such Principal and Interest and other amounts due and payable under this Note and the other Transaction Documents. Other than as specifically permitted by this Note, the Company may not prepay any portion of the outstanding Principal, accrued and unpaid Interest or accrued and unpaid Late Charges on Principal and Interest, if any. Notwithstanding anything herein to the contrary, with respect to any conversion or redemption hereunder, as applicable, the Company shall convert or redeem, as applicable, first, all accrued and unpaid Late Charges on any Principal and Interest hereunder and under any other Notes held by the Holder and all other amounts owed to the Holder under this Note and any other Transaction Document, second, all accrued and unpaid Interest hereunder and under any other Notes held by such Holder, third, all other amounts (other than Principal) outstanding under any other Notes held by such Holder and, fourth, all Principal outstanding hereunder and under any other Notes held by such Holder.

2. INTEREST; INTEREST RATE.

(a) The Company shall pay Interest on the Principal hereof, which shall accrue beginning on the Issuance Date at a rate equal to (i) eight percent (8%) per annum for any Interest paid in cash (the “Cash Interest Rate”) and (ii) ten percent (10%) per annum for any Interest paid in kind by adding such accrued and unpaid Interest to the outstanding Principal of this Note (the “PIK Interest Rate” and, together with the Cash Interest Rate, as applicable, the “Interest Rate”), in each case computed on the basis of the actual number of days elapsed and a year of 365 days from the Issuance Date until the Principal amount and all Interest accrued thereon are paid, redeemed or converted, as provided herein. Interest shall be due and payable monthly in arrears on the last Business Day (as defined below) of each calendar month (each, an “Interest Date”). On each Interest Date, the Company may elect to pay the Interest accrued during the applicable Interest period then ending either (A) in cash at the Cash Interest Rate or (B) in kind at the PIK Interest Rate by adding the amount of such accrued and unpaid Interest (the “PIK Interest Amount”) to the outstanding Principal of this Note, whereupon such PIK Interest Amount shall constitute Principal hereunder and thereafter shall bear Interest as Principal. The Company shall provide the Holder written notice of any election to pay Interest in kind not less than five (5) Business Days before the applicable Interest Date; provided that the Company may indicate in such written notice that the election contained therein shall apply to future Interest Dates until revised by a subsequent written notice. Subject to the foregoing, if the Company fails to timely deliver such written notice for any Interest Date, the Company shall pay all Interest due on such Interest Date in cash at the Cash Interest Rate.

(b) Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate and be payable by way of inclusion of the Interest in the Conversion Amount (as defined below) on each Conversion Date (as defined below) in accordance with Section 3(b)(i) or upon any redemption in accordance with Section 14 or any required payment upon any Bankruptcy Event of Default (as defined below). From and after the occurrence and during the continuance of any Event of Default (as defined below), the Interest Rate shall automatically be increased to a rate equal to the applicable Interest Rate plus three (3) percentage points (the “Default Rate”). In the event that such Event of Default is subsequently cured (and no other Event of Default then exists, including, without limitation, for the Company’s failure to pay such Interest at the Default Rate on the applicable Interest Date), the adjustment referred to in the preceding sentence shall cease to be effective as of the calendar day immediately following the date of such cure; provided that the Interest as calculated and unpaid at such Default Rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of such cure of such Event of Default.

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3. CONVERSION OF NOTES. At any time or times on or after the Issuance Date, this Note shall be convertible into validly issued, fully paid and non-assessable shares of Common Stock (as defined below), on the terms and conditions set forth in this Section 3.

(a) Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount into validly issued, fully paid and non-assessable shares of Common Stock in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance upon conversion would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent (as defined below)) that may be payable with respect to the issuance and delivery of Common Stock upon conversion of any Conversion Amount.

(b) Conversion Rate. The number of shares of Common Stock issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the “Conversion Rate”).

(i) “Conversion Amount” means the sum of (A) the portion of the Principal of this Note to be converted, redeemed or otherwise with respect to which this determination is being made, (B) accrued and unpaid Interest with respect to such Principal of this Note, (C) accrued and unpaid Late Charges with respect to such Principal of this Note and Interest, and (D) any other unpaid amounts pursuant to this Note and the Transaction Documents, if any; provided, that for purposes of calculating the Conversion Amount with respect to any conversion occurring prior to the Interest Date for the then-current Interest period, accrued and unpaid Interest for such period shall be computed at the PIK Interest Rate.

(ii) “Conversion Price” means, as of any Conversion Date or other date of determination, $12.00 per share, subject to adjustment as provided herein.

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(c) Mechanics of Conversion.

(i) Optional Conversion. To convert any Conversion Amount into shares of Common Stock on any date (a “Conversion Date”), the Holder shall deliver (whether via electronic mail or otherwise), for receipt on or prior to 11:59 p.m., New York time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (each, a “Conversion Notice”) to the Company. If required by Section 3(c)(iv), within one (1) Trading Day (as defined below) following a conversion of this Note as aforesaid, the Holder shall surrender this Note to a nationally recognized overnight delivery service for delivery to the Company (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction as contemplated by Section 22(b)). On the date of receipt of a Conversion Notice, the Company shall transmit by electronic mail an acknowledgment, in the form attached hereto as Exhibit II, of confirmation of receipt of such Conversion Notice (an “Acknowledgement”) to the Holder and the Transfer Agent which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein. On or before the first (1st) Trading Day following the date on which the Company has received a Conversion Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade initiated on the applicable Conversion Date of such shares of Common Stock issuable pursuant to such Conversion Notice) (the “Share Delivery Deadline”), the Company shall (1) provided that the Transfer Agent is participating in FAST (as defined below), credit such aggregate number of shares of Common Stock to which the Holder shall be entitled pursuant to such conversion to the Holder’s or its designee’s balance account with DTC (as defined below) through its Deposit/Withdrawal at Custodian system or (2) if the Transfer Agent is not participating in FAST, upon the request of the Holder, issue and deliver (via reputable overnight courier) to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled pursuant to such conversion. If this Note is physically surrendered for conversion pursuant to Section 3(c)(iv) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than two (2) Business Days after receipt of this Note and at its own expense, issue and deliver to the Holder (or its designee) a new Note (in accordance with Section 22(d)) representing the outstanding Principal not converted; provided, that during such period the Holder shall be permitted to convert such new Note regardless of the date the actual certificate evidencing such new Note is delivered to the Holder (or its designee). The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date, provided, that the Holder shall be deemed to have waived any voting rights of any such Common Stock, that may arise with respect to the period commencing on such Conversion Date, through, and including, such applicable Share Delivery Deadline (each, a “Conversion Period”), as necessary, such that the aggregate voting rights of any Common Stock beneficially owned by the Holder and/or any Attribution Parties (as defined below), collectively, on any date of determination shall not exceed the Maximum Percentage (as defined below) as a result of any such conversion of this Note. The issuance of up to [__________] shares of Common Stock upon conversion of this Note (the “Initial Conversion Share Amount”) have been registered pursuant to the Business Combination Registration Statement and, accordingly, the Company acknowledges and agrees that Conversion Shares which are not in excess of such amount shall be issued without any restrictive legend. With respect to any Conversion Shares in excess of the Initial Conversion Share Amount, so long as (A) a registration statement covering the resale of such Conversion Shares is effective and available for use under the Registration Rights Agreement or otherwise or (B) the Conversion Shares are eligible for sale pursuant to Rule 144 promulgated under the 1933 Act without the need for registration under any applicable federal or state securities laws (in each case, disregarding any limitation on conversion of the Notes, other issuance of securities with respect to the Notes) and no Current Public Information Failure (as defined in the Registration Rights Agreement) exists or is continuing, the Company shall issue such Conversion Shares without any restrictive legend.

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(ii) Forced Conversion. Notwithstanding anything herein to the contrary, if after the Issuance Date, the VWAP for each of any fifteen (15) consecutive Trading Days (such period the “Threshold Period”), exceeds $18.00 per share (as adjusted for share splits, share dividends, share combinations, recapitalizations and similar events), the Company may, within 1 Trading Day after the end of any such Threshold Period, deliver a written notice to the Holder (a “Forced Conversion Notice” and the date such notice is delivered to the Holder, the “Forced Conversion Notice Date”) to cause the Holder to convert all or part of the then outstanding Conversion Amount specified in the Forced Conversion Notice, but subject at all times to the beneficial ownership limitation set forth in Section 3(d), it being agreed that the “Conversion Date” for purposes of Section 3(c)(i) shall be deemed to occur on the fifteenth (15th) Trading Day following the Forced Conversion Notice Date (such fifteenth (15th) Trading Day, the “Forced Conversion Date”). The Company may not deliver a Forced Conversion Notice, and any Forced Conversion Notice delivered by the Company shall not be effective, unless all of the Equity Conditions are met (unless waived in writing by the Holder) on each Trading Day occurring during the period commencing on the first Trading Day of the Threshold Period and ending on (and including) the Forced Conversion Date (the “Forced Conversion Period”). The delivery of a Forced Conversion Notice by the Company shall be a deemed certification that the Equity Conditions have been satisfied during the Threshold Period. If an Equity Conditions Failure shall occur during the Forced Conversion Period then the Forced Conversion Notice shall automatically be deemed withdrawn. Any Forced Conversion shall be applied ratably to all Holders based on the aggregate Conversion Amount of the Notes then outstanding and held by each Holder and any voluntary conversions by a Holder during the Forced Conversion Period shall be applied against the Holder’s pro rata allocation, and the Conversion Amount subject to the Forced Conversion Notice shall be automatically reduced, on a dollar-for-dollar basis, by the Conversion Amount of any voluntary conversions effected by the Holder at any time during the Forced Conversion Period (including, for the avoidance of doubt, any voluntary conversions effected on or after the first Trading Day of the Threshold Period, whether prior to or following the Forced Conversion Notice Date), and in no event shall the Conversion Amount forcibly converted hereunder exceed the Conversion Amount then outstanding under this Note. For purposes of clarification, a Forced Conversion shall be subject to all of the provisions of this Section 3, and nothing in this Section 3(c)(ii) shall limit, delay or otherwise restrict the right of the Holder to convert this Note pursuant to Section 3, in whole or in part, at any time and from time to time, including at any time during the Threshold Period or the Forced Conversion Period, at the Conversion Price then in effect.

(iii) Company’s Failure to Timely Convert. If the Company shall fail, for any reason or for no reason, on or prior to the applicable Share Delivery Deadline, either if the Transfer Agent is not participating in FAST, to issue and deliver to the Holder (or its designee) a certificate for the number of shares of Common Stock to which the Holder is entitled and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in FAST, to credit the balance account of the Holder or the Holder’s designee with DTC for such number of shares of Common Stock to which the Holder is entitled upon the Holder’s conversion of this Note (a “Conversion Failure”), then, in addition to all other remedies available to the Holder, (1) the Company shall pay in cash to the Holder on each day after such Share Delivery Deadline that the issuance of such shares of Common Stock is not timely effected an amount equal to 1% of the product of (A) the sum of the number of shares of Common Stock not issued to the Holder on or prior to the Share Delivery Deadline and to which the Holder is entitled, multiplied by (B) the highest reported price for the Common Stock (as reported by Bloomberg) on the applicable Conversion Date, and (2) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned (as the case may be) any portion of this Note that has not been converted pursuant to such Conversion Notice, provided that the voiding of a Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(iii) or otherwise. In addition to the foregoing, if on or prior to the Share Delivery Deadline, if the Transfer Agent is not participating in FAST, the Company shall fail to issue and deliver to the Holder (or its designee) a certificate and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in FAST, the Transfer Agent shall fail to credit the balance account of the Holder or the Holder’s designee with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s conversion hereunder, and if on or after such Share Delivery Deadline the Holder purchases or otherwise acquires (in an open market transaction, stock loan or otherwise, and whether by the Holder or by any other Person in respect, or on behalf, of the Holder) shares of Common Stock to deliver in satisfaction of a sale by the Holder of shares of Common Stock issuable upon such conversion that the Holder is entitled to receive from the Company and has not received from the Company in connection with such Conversion Failure (a “Buy-In”), then, in addition to all other remedies available to the Holder, the Company shall, within two (2) Business Days after receipt of the Holder’s written notice delivered pursuant to this Section, (A) pay in cash to the Holder (in addition to any other remedies available to or elected by the Holder) the amount, if any, by which (x) the Holder’s total purchase price or cost of acquisition (including any brokerage commissions, stock loan costs and other out-of-pocket expenses) for the shares of Common Stock so purchased or acquired exceeds (y) the product of (1) the aggregate number of shares of Common Stock that the Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of the Holder, either reissue (if surrendered) this Note in a principal amount equal to the principal amount of the attempted conversion (in which case such conversion shall be deemed rescinded) or deliver to the Holder the number of shares of Common Stock that would have been issued if the Company had timely complied with its delivery requirements under Section 3. For example, if the Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of this Note with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock (or to electronically deliver such shares of Common Stock) upon the conversion of this Note as required pursuant to the terms hereof.

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(iv) Registration; Book-Entry. The Company shall maintain a register (the “Register”) for the recordation of the names and addresses of the holders of the Notes and the principal amount of the Notes held by such holders (the “Registered Notes”). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes (including, without limitation, the right to receive payments of Principal and Interest hereunder) notwithstanding notice to the contrary. A Registered Note may be assigned, transferred or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a written request to assign, transfer or sell all or part of any Registered Note by the holder thereof, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 22, provided that if the Company does not so record an assignment, transfer or sale (as the case may be) of all or part of any Registered Note within two (2) Business Days of such a request, then the Register shall be automatically deemed updated to reflect such assignment, transfer or sale (as the case may be). Notwithstanding anything to the contrary set forth in this Section 3, following conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted (in which event this Note shall be delivered to the Company following conversion thereof as contemplated by Section 3 or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice)) requesting reissuance of this Note upon physical surrender of this Note. The Holder and the Company shall maintain records showing the Principal, Interest and Late Charges converted and/or paid (as the case may be) and the dates of such conversions, and/or payments (as the case may be) or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion. If the Company does not update the Register to record such Principal, Interest and Late Charges converted and/or paid (as the case may be) and the dates of such conversions, and/or payments (as the case may be) within two (2) Business Days of such occurrence, then the Register shall be automatically deemed updated to reflect such occurrence.

(v) Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one holder of the Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of the Notes electing to have Notes converted on such date a pro rata amount of such holder’s portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of shares of Common Stock issuable to the Holder in connection with a conversion of this Note, the Company shall issue to the Holder the number of shares of Common Stock not in dispute and resolve such dispute in accordance with Section 27.

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(d) Limitations on Conversions. The Company shall not effect the conversion of any portion of this Note, and the Holder shall not have the right to convert any portion of this Note pursuant to the terms and conditions of this Note and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, the Holder together with the other Attribution Parties collectively would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the shares of Common Stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by the Holder and the other Attribution Parties shall include the number of shares of Common Stock held by the Holder and all other Attribution Parties plus the number of shares of Common Stock issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude shares of Common Stock which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred stock or warrants, including, without limitation, the Warrants) beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 3(d). For purposes of this Section 3(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. For purposes of determining the number of outstanding shares of Common Stock the Holder may acquire upon the conversion of this Note without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of shares of Common Stock outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from the Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall notify the Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Conversion Notice would otherwise cause the Holder’s beneficial ownership, as determined pursuant to this Section 3(d), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of shares of Common Stock to be purchased pursuant to such Conversion Notice. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of shares of Common Stock to the Holder upon conversion of this Note results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which the Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares. Upon delivery of a written notice to the Company, the Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such written notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties and not to any other holder of the Other Notes that is not an Attribution Party of the Holder. For purposes of clarity, the shares of Common Stock issuable pursuant to the terms of this Note in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to convert this Note pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3(d) to the extent necessary to correct this paragraph (or any portion of this paragraph) which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 3(d) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived or amended and shall apply to a successor holder of this Note.

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(e) VWAP Reset. On the nine (9) month anniversary of the Issuance Date and each successive nine (9) month anniversary thereof (or, if any such day is not a Trading Day, the first Trading Day thereafter) (each, a “Reset Date”), the Conversion Price shall be reset to the lowest daily VWAP during the five (5) Trading Days ending on, and including, the Trading Day immediately preceding the applicable Reset Date (such period, the “Reset Measuring Period,” and such price, the “Reset Price”), but not below the Floor Price. If the Reset Price with respect to any Reset Date is below both the Floor Price then in effect and the Conversion Price then in effect (a “Floor Price Condition”), the Conversion Price shall reset to the Floor Price on such Reset Date, and the Company shall, by written notice delivered to the Holder no later than 5:30 p.m., New York time, on the last Trading Day of the applicable Reset Measuring Period (an “Election Notice”), irrevocably elect to either (a) reduce the Conversion Price to the Reset Price determined without regard to the Floor Price and reduce the Floor Price to such Reset Price, in each case effective as of such Reset Date, (b) recalculate the Reset Price as of the ninetieth (90th) calendar day following such Reset Date (or, if such day is not a Trading Day, the first Trading Day thereafter) (the “Recalculation Date”), with such recalculation made as if the Recalculation Date were the Reset Date (including, for the avoidance of doubt, by reference to the five (5) Trading Days ending on, and including, the Trading Day immediately preceding the Recalculation Date), or (c) provide the Holder with the option to redeem this Note in accordance with Section 10. Each Election Notice shall set forth (i) the applicable Reset Date, (ii) the Reset Price determined without regard to the Floor Price, (iii) the Floor Price and the Conversion Price then in effect and (iv) the Company’s election pursuant to clause (a), (b) or (c) above. If the Company fails to timely deliver an Election Notice with respect to any Reset Date on which a Floor Price Condition exists, the Company shall be deemed to have irrevocably elected clause (a) above with respect to such Reset Date.

If the Company elects clause (b) above with respect to any Reset Date, then: (x) if the Reset Price as recalculated as of the Recalculation Date is equal to or greater than the Floor Price then in effect, the Conversion Price shall be reduced to such recalculated Reset Price effective as of the Recalculation Date (but in no event increased); and (y) if the Reset Price as so recalculated is below both the Floor Price then in effect and the Conversion Price then in effect, the Company shall, by written notice delivered to the Holder no later than 5:30 p.m., New York time, on the last Trading Day of the recalculation measuring period described in clause (b) above, irrevocably elect to either (1) reduce the Conversion Price to such recalculated Reset Price determined without regard to the Floor Price and reduce the Floor Price to such recalculated Reset Price, in each case effective as of the Recalculation Date, or (2) provide the Holder with the option to redeem this Note in accordance with Section 10. If the Company fails to timely deliver such notice, the Company shall be deemed to have irrevocably elected clause (1) above. The Company may not elect to recalculate the Reset Price pursuant to clause (b) more than once with respect to any Reset Date.

Any reset or adjustment to the Conversion Price pursuant to this Section 3(e) shall be automatic and self-operative as of the applicable Reset Date or Recalculation Date, as applicable, and no notice, certification or other action by the Company or the Holder shall be required for such reset or adjustment to become effective. From and after the applicable Reset Date or Recalculation Date, as applicable, the Holder shall be entitled to use the Conversion Price as so reset or adjusted (including, if applicable, pursuant to any election or deemed election hereunder) for purposes of any conversion of this Note, whether or not the Company has delivered any Election Notice or other notice with respect thereto. Any election (or deemed election) pursuant to this Section 3(e) shall be made identically and simultaneously with respect to this Note and all Other Notes, and each Election Notice shall be delivered simultaneously to all holders of the Notes and Other Notes and shall certify the same. Any election made in violation of this paragraph shall be null and void ab initio and the Company shall be deemed to have irrevocably elected clause (a) above (or, at a Recalculation Date, clause (1) above) with respect to this Note. No reset pursuant to this Section 3(e) shall increase the Conversion Price then in effect. No adjustment to the Conversion Price pursuant to Section 8 shall be subject to, or limited by, the Floor Price. If any adjustment pursuant to Section 8 and any reset pursuant to this Section 3(e) would become effective on the same date, the Section 8 adjustment shall be given effect first, and the Reset Price, the existence of a Floor Price Condition and the Conversion Price then in effect shall each be determined after giving effect thereto.

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4. RIGHTS UPON EVENT OF DEFAULT.

(a) Event of Default. Each of the following events shall constitute an “Event of Default” and each of the events in clauses (ix), (x) and (xi) shall constitute a “Bankruptcy Event of Default”:

(i) the failure of the applicable Registration Statement (as defined in the Registration Rights Agreement) to be filed with the SEC on or prior to the date that is ten (10) days after the applicable Filing Deadline (as defined in the Registration Rights Agreement) or the failure of the applicable Registration Statement to be declared effective by the SEC on or prior to the date that is ten (10) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement);

(ii) while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or such Registration Statement (or the prospectus contained therein) is unavailable to any holder of Registrable Securities (as defined in the Registration Rights Agreement) for sale of all of such holder’s Registrable Securities in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of ten (10) consecutive days or for more than an aggregate of fifteen (15) days in any 365-day period (excluding days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

(iii) the suspension from trading or the failure of the Common Stock to be trading or listed (as applicable) on an Eligible Market for a period of five (5) consecutive Trading Days;

(iv) the Company’s (A) failure to cure a Conversion Failure or a Delivery Failure (as defined in the Warrants) by delivery of the required number of shares of Common Stock within five (5) Trading Days after the applicable Conversion Date or exercise date (as the case may be) or (B) notice, written or oral, to any holder of the Notes or Warrants, including, without limitation, by way of public announcement or through any of its agents, at any time, of its intention not to comply, as required, with a request for conversion of any Notes into shares of Common Stock that is requested in accordance with the provisions of the Notes, other than pursuant to Section 3(d), or a request for exercise of any Warrants for shares of Common Stock in accordance with the provisions of the Warrants;

(v) except to the extent the Company is in compliance with Section 13(b) below, at any time following the twentieth (20) consecutive day that the Holder’s Authorized Share Allocation (as defined in Section 13(a) below) is less than the sum of (A) the number of shares of Common Stock that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise) and (B) the number of shares of Common Stock that the Holder would be entitled to receive upon exercise in full of the Holder’s Warrants (without regard to any limitations on exercise set forth in the Warrants);

(vi) the Company’s or any Subsidiary’s failure to pay to the Holder any amount of Principal, Interest, Late Charges or other amounts when and as due under this Note (including, without limitation, the Company’s or any Subsidiary’s failure to pay any redemption payments or amounts hereunder) or any other Transaction Document or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby, which failure continues for five (5) Trading Days in the case of Principal, or ten (10) Trading Days in the case of any other amount;

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(vii) [Intentionally Omitted];

(viii) the occurrence of any default under, redemption of or acceleration prior to maturity of at least an aggregate of $3,000,000 (as applicable, the “Applicable Default Dollar Threshold”) of Indebtedness of the Company or any of its Subsidiaries, other than with respect to any Other Notes;

(ix) bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any Significant Subsidiary and, if instituted against the Company or any Subsidiary by a third party, shall not be dismissed within forty-five (45) days of their initiation;

(x) the commencement by the Company or any Significant Subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Company or any Subsidiary in furtherance of any such action or the taking of any action by any Person to commence a Uniform Commercial Code foreclosure sale or any other similar action under federal, state or foreign law;

(xi) the entry by a court of competent jurisdiction (i) a decree, order, judgment or other similar document in respect of the Company or any Significant Subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or (ii) a decree, order, judgment or other similar document adjudging the Company or any Significant Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Company or any Significant Subsidiary under any applicable federal, state or foreign law or (iii) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of forty-five (45) consecutive days;

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(xii) a final judgment or judgments for the payment of money aggregating in excess of the Applicable Default Dollar Threshold are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay; provided, however, any judgment which is covered by insurance or an indemnity from a creditworthy party shall not be included in calculating the Applicable Default Dollar Threshold amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company or such Subsidiary (as the case may be) will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

(xiii) the Company and/or any Subsidiary, individually or in the aggregate, fails to pay, when due, or within any applicable grace period, any payment with respect to any Indebtedness in excess of the Applicable Default Dollar Threshold due to any third party or is otherwise in breach or violation of any agreement for monies owed or owing in an amount in excess of the Applicable Default Dollar Threshold, which breach or violation permits the other party thereto to declare a default or otherwise accelerate amounts due thereunder;

(xiv) other than as specifically set forth in another clause of this Section 4(a), the Company or any Subsidiary breaches any representation or warranty, or any covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of ten (10) Trading Days;

(xv) a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that either (A) the Equity Conditions are satisfied, (B) there has been no Equity Conditions Failure, (C) as to whether any Event of Default has occurred or (D) there are no Redemption Blocking Conditions; provided that if the Company promptly corrects such certification prior to the Buyer having acted in reliance on such certification, this Section 4(a)(xv) shall not be applicable;

(xvi) any breach or failure in any respect by the Company or any Subsidiary to comply with any provision of Section 16 of this Note;

(xvii) [Intentionally Omitted];

(xviii) [Intentionally Omitted];

(xix) the occurrence of any event, for any reason, pursuant to which Dr. José R. Rosas-Bustos ceases to serve as Chief Executive Officer of the Company or Dr. Jesse Van Griensven Thé ceases to serve as Chairman of the Company (whether as a result of death, disability or incapacity, resignation, termination (with or without cause), removal, or otherwise), in each case without the prior written consent of the Required Holder; provided, that a cessation resulting solely from a leave of absence shall not constitute an Event of Default under this clause (xix) unless such individual has not resumed serving in such capacity within forty-five (45) calendar days of the commencement of such leave;

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(xx) any Material Adverse Effect occurs;

(xxi) any provision of any Transaction Document (including, without limitation, the Security Documents and the Subsidiary Guaranties) shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the parties thereto in any material respect, or the validity or enforceability of any Transaction Document thereof shall be contested by the Company or any Subsidiary, or a proceeding shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof (provided, that in the case of a proceeding commenced solely by a governmental authority and not at the request or with the support of the Company or any Subsidiary, such proceeding shall have remained undismissed and unstayed for thirty (30) calendar days), or the Company or any Subsidiary shall deny in writing that it has any liability or obligation created under any Transaction Document (including, without limitation, the Security Documents and the Subsidiary Guaranties); provided, further, that any cessation, contest, proceeding or denial affecting (A) any payment, redemption or repurchase obligation of the Company, (B) the Holder’s conversion rights, (C) the ranking or priority of the Notes, (D) the validity of any Lien created or purported to be created under the Security Documents, or (E) the obligations of any Subsidiary Guarantor under the Subsidiary Guaranties, shall be deemed to be material for all purposes of this clause;

(xxii) any Security Documents shall for any reason fail or cease to create a separate valid and perfected and, except to the extent permitted by the terms hereof or thereof, first priority Lien on the Collateral (as defined in the Security Documents) in favor of the Collateral Agent or any material provision of any Security Documents shall at any time for any reason cease to be valid and binding on or enforceable against the Company or the validity or enforceability thereof shall be contested by any party thereto, or a proceeding shall be commenced by the Company or any governmental authority having jurisdiction over the Company, seeking to establish the invalidity or unenforceability thereof;

(xxiii) any material damage to, or loss, theft or destruction of, any Collateral, whether or not insured, or any strike, lockout, labor dispute, embargo, condemnation, act of God or public enemy, or other casualty which causes, for more than thirty (30) consecutive days, the cessation or substantial curtailment of revenue producing activities at any facility of the Company or any Subsidiary, if any such event or circumstance would reasonably be expected to have a Material Adverse Effect; or

(xxiv) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

(b) Notice of an Event of Default; Redemption Right. Upon the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall within one (1) Business Day after the occurrence of such Event of Default deliver written notice thereof via electronic mail and overnight courier (with next day delivery specified) (an “Event of Default Notice”) to the Holder. At any time after the earlier of the Required Holder’s receipt of an Event of Default Notice and the Required Holder becoming aware of an Event of Default and ending (such ending date, the “Event of Default Right Expiration Date”) on the tenth (10th) Trading Day after the later of (x) the date such Event of Default is cured and (y) the Holder’s receipt of an Event of Default Notice that includes (I) a reasonable description of the applicable Event of Default, (II) a certification as to whether, in the opinion of the Company, such Event of Default is capable of being cured and, if applicable, a reasonable description of any existing plans of the Company to cure such Event of Default and (III) a certification as to the date the Event of Default occurred and, if cured on or prior to the date of such Event of Default Notice, the applicable Event of Default Right Expiration Date, the Required Holder may require the Company to redeem (regardless of whether such Event of Default has been cured on or prior to the Event of Default Right Expiration Date) all or any portion of this Note by delivering written notice thereof (the “Event of Default Redemption Notice”) to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Required Holder(s) is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (A) the Conversion Amount to be redeemed multiplied by (B) the Redemption Premium and (ii) the product of (X) the Conversion Rate with respect to the Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice multiplied by (Y) the product of (1) the Redemption Premium multiplied by (2) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date immediately preceding such Event of Default and ending on the date the Company makes the entire payment required to be made under this Section 4(b) (the “Event of Default Redemption Price”). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 14. To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 4(b) until the Event of Default Redemption Price (together with any Late Charges thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 4(b) (together with any Late Charges thereon) may be converted, in whole or in part, by the Holder into Common Stock pursuant to the terms of this Note. In the event of the Company’s redemption of any portion of this Note under this Section 4(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 4(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty. Any redemption upon an Event of Default shall not constitute an election of remedies by the Holder, and all other rights and remedies of the Holder shall be preserved.

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(c) Mandatory Redemption upon Bankruptcy Event of Default. Notwithstanding anything to the contrary herein, and notwithstanding any conversion that is then required or in process, upon any Bankruptcy Event of Default, whether occurring prior to or following the Maturity Date, the Company shall immediately pay to the Holder an amount in cash representing (i) all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges on such Principal and Interest, multiplied by (ii) the Redemption Premium, in addition to any and all other amounts due hereunder, without the requirement for any notice or demand or other action by the Holder or any other person or entity, provided that the Holder may, in its sole discretion, waive such right to receive payment upon a Bankruptcy Event of Default, in whole or in part, and any such waiver shall not affect any other rights of the Holder hereunder, including any other rights in respect of such Bankruptcy Event of Default, any right to conversion, and any right to payment of the Event of Default Redemption Price or any other Redemption Price, as applicable.

(d) Required Holder; Control of Remedies. Notwithstanding anything herein or in any other Transaction Document to the contrary, (i) no holder of Notes other than the Required Holder shall be entitled to deliver an Event of Default Redemption Notice, declare or demand payment of any amount by reason of an Event of Default, exercise any right or remedy under this Section 4 or any Security Document, direct the Collateral Agent, or commence any suit, action or proceeding to enforce this Note or realize upon any Collateral, in each case without the prior written consent of the Required Holder, and any action taken in violation of this clause (i) shall be null and void ab initio; and (ii) the Required Holder may, on behalf of and binding upon all holders of the Notes, waive any Event of Default and rescind and annul any acceleration and its consequences; provided, that no such waiver or rescission shall extend to any subsequent or other Event of Default or impair any right consequent thereon.

5. RIGHTS UPON FUNDAMENTAL TRANSACTION.

(a) Assumption. The Company shall not enter into or be party to a Fundamental Transaction (as defined below) unless (i) the Successor Entity (as defined below) assumes in writing all of the obligations of the Company under this Note, the Other Notes and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holder and approved by the Required Holder prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts then outstanding and the interest rates of the Notes held by such holder, having similar conversion rights as the Notes and having similar ranking and security to the Notes, and satisfactory to the Holder and (ii) solely in the case of a Fundamental Transaction that constitutes a Change of Control, the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of a Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of such Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property (except such items still issuable under Sections 6 and 18, which shall continue to be receivable thereafter)) issuable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares of the publicly traded common stock (or their equivalent) of the Successor Entity (including its Parent Entity) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of this Note), as adjusted in accordance with the provisions of this Note. Notwithstanding the foregoing, the Required Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 5(a) to permit the Fundamental Transaction without the assumption of this Note, provided, that no such waiver shall constitute a waiver of any Event of Default arising from such Fundamental Transaction or of the Holder’s right to require redemption of this Note in connection therewith, in each case unless expressly stated in such written notice. The provisions of this Section 5 shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of this Note. For the avoidance of doubt, nothing in this Section 5(a) shall be deemed implied consent to any Fundamental Transaction otherwise prohibited by the terms of this Note or the other Transaction Documents or that would constitute an Event of Default hereunder.

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(b) Notice of a Change of Control; Redemption Right. Not later than ten (10) Trading Days prior to the consummation of a Change of Control, the Company shall deliver written notice thereof via electronic mail and overnight courier to the Holder (a “Change of Control Notice”). At any time on or prior to the twentieth (20th) Trading Day after the later of (A) the consummation of such Change of Control and (B) the Holder’s receipt of the Change of Control Notice, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (a “Change of Control Redemption Notice”) to the Company, specifying the Conversion Amount the Holder is electing to redeem. The portion of this Note so submitted shall be redeemed by the Company in cash at a price equal to the greater of (i) the product of the Change of Control Redemption Premium multiplied by the Conversion Amount being redeemed and (ii) the aggregate consideration the Holder would have been entitled to receive in such Change of Control in respect of the shares of Common Stock issuable upon conversion in full of such Conversion Amount (without regarding to any limitations on conversion set forth herein) at the Conversion Price then in effect (with any non-cash consideration valued at its fair market value as of the Change of Control Date) (the “Change of Control Redemption Price”). Redemptions required by this Section 5(b) shall be made in accordance with the provisions of Section 14 and shall have priority to payments to stockholders in connection with such Change of Control. Notwithstanding anything to the contrary herein, but subject to Section 3(d), until the Change of Control Redemption Price (together with any Late Charges thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(b) may be converted, in whole or in part, by the Holder into shares of Common Stock pursuant to Section 3.

6. RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS AND OTHER CORPORATE EVENTS.

(a) Purchase Rights. In addition to any adjustments pursuant to Sections 8 or 18 below, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Stock (the “Purchase Rights”); provided, however, that “Purchase Rights” shall not include any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property (i) granted, issued or sold pursuant to an Approved Stock Plan, (ii) granted, issued or sold to any strategic partner, licensor, licensee, customer, supplier or other counterparty in connection with a bona fide commercial, collaboration, licensing or similar strategic relationship and not primarily for the purpose of raising capital, or (iii) granted, issued or sold pursuant to a negotiated contractual arrangement with a specific Person that is not offered pro rata to all or substantially all holders of Common Stock, then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note and assuming for such purpose that the Note was converted at the Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Purchase Right (and beneficial ownership) to the extent of any such excess) and such Purchase Right to such extent shall be held in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable) for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable)) to the same extent as if there had been no such limitation). Notwithstanding the foregoing, in no event shall the Holder be entitled to a duplicative benefit under this Section 6(a) in respect of any Purchase Rights for which the Holder has already received an equivalent adjustment or benefit pursuant to Section 8 or otherwise under this Note.

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(b) Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon a conversion of this Note, at the Holder’s option (i) in addition to the shares of Common Stock receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the shares of Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Common Stock in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Stock) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Holder. The provisions of this Section 6 shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note.

7. INTENTIONALLY OMITTED.

8. ADJUSTMENTS UPON ISSUANCE OF OTHER SECURITIES.

(a) Adjustment of Conversion Price upon Issuance of Common Stock. If and whenever on or after the Issuance Date the Company sells or grants any option to purchase or sells or grants any right to reprice, enters into any agreement to sell, grant, issue or otherwise dispose of, or otherwise disposes of or issues (or announces any of the foregoing), any shares of Common Stock, Options or Convertible Securities entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Conversion Price, or the conversion, exercise or exchange price of, or the consideration payable upon conversion, exercise or exchange of, any outstanding Options or Convertible Securities is reduced, reset or repriced (whether pursuant to the terms thereof, by amendment, waiver or otherwise, and whether or not such Options or Convertible Securities were granted, issued or sold prior to, on or after the Issuance Date or constituted Excluded Securities when granted, issued or sold) (or the Company enters into any agreement to effect any such reduction, reset or repricing) such that shares of Common Stock may thereafter be acquired thereunder at an effective price per share that is lower than the then Conversion Price (such issuances, reductions, resets and repricings, and agreements with respect thereto, collectively, a “Dilutive Issuance”) (if the holder of the Common Stock, Options or Convertible Securities so issued (or agreed to be issued) shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is lower than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance), then the Conversion Price shall be reduced to equal the Base Conversion Price (subject to adjustment for reverse and forward stock splits, recapitalizations and similar transactions following the date of the Securities Purchase Agreement).

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For purposes of this Section 8(a), “Dilutive Issuance Date” means, with respect to any Dilutive Issuance, the earliest of (i) the date on which the Company enters into any agreement (whether or not subject to conditions) to sell, grant, issue or otherwise dispose of the applicable shares of Common Stock, Options or Convertible Securities, or to effect the applicable reduction, reset or repricing, (ii) the date on which the Company sells, grants or otherwise disposes of or issues the applicable shares of Common Stock, Options or Convertible Securities or on which the applicable reduction, reset or repricing becomes effective and (iii) the date on which the Company announces any such sale, grant, disposition or issuance, reduction, reset or repricing (or any agreement with respect thereto); provided that, if such earliest date is not a Trading Day, the Dilutive Issuance Date shall be the immediately following Trading Day. If the terms of any such agreement are subsequently amended or modified, the date of such amendment or modification (or, if such date is not a Trading Day, the immediately following Trading Day) shall constitute a new Dilutive Issuance Date with respect to such Dilutive Issuance, and the Conversion Price shall be further adjusted, if applicable, based on the amended terms. For purposes of this Section 8(a), “Base Conversion Price” means, with respect to any Dilutive Issuance, the lower of (x) the effective price per share at which such Common Stock, Options or Convertible Securities were or are to be issued, granted, sold or otherwise disposed of (including pursuant to any agreement described in clause (i) of the definition of Dilutive Issuance Date) or, in the case of any reduction, reset or repricing, the effective price per share at which shares of Common Stock may be acquired thereunder after giving effect thereto and (y) the lowest VWAP of the Common Stock during the five (5) consecutive Trading Day period commencing on, and including, the Dilutive Issuance Date. The Conversion Price shall be reduced to the price determined under clause (x) effective as of the Dilutive Issuance Date, and shall be further reduced to the price determined under clause (y) if lower, effective upon determination thereof. Notwithstanding the foregoing, if the applicable Dilutive Issuance consists solely of the sale or issuance (or agreement to sale or issue) of shares of Common Stock and no Options or Convertible Securities are issued, granted, sold or otherwise disposed of in connection with, or as part of the same transaction or series of related transactions as, such Dilutive Issuance, then the Base Conversion Price with respect to such Dilutive Issuance shall be the price determined under clause (x) above only, and clause (y) above shall not apply to such Dilutive Issuance.

Notwithstanding the foregoing, no adjustment will be made under this Section 8(a) in respect of Excluded Securities, and no adjustment pursuant to this Section 8(a) shall be made if such adjustment would result in an increase of the Conversion Price then in effect. If the Company enters into a Variable Rate Transaction (as defined in the Securities Purchase Agreement), despite the prohibition set forth in the Securities Purchase Agreement, the Company shall be deemed to have granted, issued or sold Common Stock, Options or Convertible Securities at the lowest possible conversion, exercise or exchange price at which such securities may be converted, exercised or exchanged, and the Base Conversion Price with respect thereto shall be the lower of such deemed price and the price determined under clause (y) of the definition of Base Conversion Price. Notwithstanding the foregoing, the entry into or announcement of a Permitted ATM (as defined in the Securities Purchase Agreement) shall not itself be a Dilutive Issuance, but each sale of shares of Common Stock thereunder shall be tested as a separate Dilutive Issuance as of its Trading Day.

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The Company shall notify the Holder in writing, no later than the Trading Day each Dilutive Issuance Date, indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms, and shall deliver a further written notice to the Holder no later than the Trading Day following the last day of the five (5) Trading Day period referred to in the definition of Base Conversion Price setting forth the Base Conversion Price as finally determined (each such notice, a “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 8(a), upon the occurrence of any Dilutive Issuance, the Holder is entitled to receive a number of Conversion Shares based upon the Base Conversion Price on or after the applicable Dilutive Issuance Date, regardless of whether the Holder accurately refers to the Base Conversion Price in the Conversion Notice.

(b) Record Date. If the Company takes a record of the holders of shares of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(c) Intentionally Omitted.

(d) Adjustment of Conversion Price upon Subdivision or Combination of Common Stock. If the Company, at any time while this Note is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock, Options or Convertible Securities (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon conversion of, or payment of interest on, the Notes), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares or (iv) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

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(e) Calculations. All calculations under this Section 8 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

(f) Voluntary Adjustment by Company. The Company may at any time during the term of this Note, with the prior written consent of the Required Holder, reduce the then current Conversion Price of each of the Notes to any amount and for any period of time deemed appropriate by the board of directors of the Company.

9. AMORTIZATION TRIGGER

(a) Amortization Trigger. If, during any period of ninety (90) consecutive Trading Days, (i) the VWAP of the Common Stock is less than $3.00 (as adjusted for share splits, share dividends, share combinations, recapitalizations and similar events) on sixty-one (61) or more Trading Days during such period and (ii) the daily aggregate dollar trading volume of the Common Stock is less than $3,500,000 on sixty-one (61) or more Trading Days during such period (the first date on which both of the foregoing conditions are satisfied, the “Trigger Date”), then the Company shall repay the Amortization Amount (as defined in Section 9(b)) in six (6) monthly installments in cash in accordance with this Section 9. The Company shall deliver written notice to the Holder of the occurrence of a Trigger Date no later than one (1) Business Day following the Trigger Date; provided, that the failure of the Company to deliver any such notice shall not limit or otherwise affect the Holder’s rights or the Company’s obligations under this Section 9.

(b) Installments. The “Amortization Amount” means the Conversion Amount outstanding under this Note as of the Trigger Date. Each installment (each, an “Installment Amount”) shall be an amount equal to one-sixth (1/6th) of the Amortization Amount. The first Installment Amount shall be due and payable in cash on the thirtieth (30th) calendar day following the Trigger Date (the “First Installment Date”), and each remaining Installment Amount shall be due and payable in cash on each successive monthly anniversary of the First Installment Date until the Amortization Amount has been paid in full (each such date, an “Installment Date”). Any Conversion Amount converted, redeemed or otherwise satisfied following the Trigger Date shall be applied to reduce the remaining Installment Amounts in such order as the Holder shall designate in the applicable Conversion Notice or Redemption Notice or, absent such designation, in the inverse order of their scheduled Installment Dates. Nothing in this Section 9 shall limit the right of the Holder to convert this Note pursuant to Section 3 or to exercise any other right or remedy under this Note or any other Transaction Document, and the failure of the Company to pay any Installment Amount when and as due shall constitute an Event of Default under Section 4(a)(vi). Notwithstanding anything to the contrary herein, the Installment Amount payable on the final Installment Date shall be increased by an amount equal to the entire Conversion Amount then outstanding under this Note (including any PIK Interest Amount added to Principal following the Trigger Date and any accrued and unpaid Interest and Late Charges) to the extent not otherwise included in the Installment Amounts previously paid, such that the entire Conversion Amount outstanding under this Note shall have been paid in full on the final Installment Date. For the avoidance of doubt, this Section 9 establishes a schedule for the repayment of the Amortization Amount and shall not limit, defer or otherwise affect the Company’s obligation to pay any other amount payable under this Note as and when due in accordance with its terms.

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(c) Source of Funds. The Company may fund the payment of any Installment Amount from the proceeds of an equity line of credit or any other financing, in each case to the extent permitted under the Transaction Documents. Notwithstanding the foregoing, at any time following a Collateral Release, if the aggregate outstanding Conversion Amount of the Notes is equal to or less than the amount of funds then on deposit in the Blocked DACA Account, the Company may elect to satisfy any Installment Amount from funds held in the Blocked DACA Account by delivering written notice to the Collateral Agent and the Holder specifying the Installment Amount to be so paid, and, upon receipt of such notice, the Collateral Agent shall, simultaneously with payment to the Holder, transfer funds from the Blocked DACA Account in an amount equal to such Installment Amount directly to the Holder in satisfaction of the Company’s payment obligation hereunder.

(d) Deferred Installment Amount. Notwithstanding any provision of this Section 9 to the contrary, the Holder may, at its option and in its sole discretion, deliver a written notice to the Company no later than the Trading Day immediately prior to the applicable Installment Date electing to have the payment of all or any portion of an Installment Amount payable on such Installment Date deferred (such amount deferred, the “Deferral Amount”, and such deferral, each a “Deferral”) until any subsequent date selected by the Holder in its sole discretion, so long as such date is (i) not earlier than thirty (30) calendar days after the Installment Date on which such Deferral Amount would otherwise have been payable and (ii) not later than the Maturity Date. Each date so selected shall be deemed to be an Installment Date for all purposes of this Note, the Deferral Amount shall be added to, and become part of, the Installment Amount payable on such date, and such Deferral Amount shall continue to accrue Interest hereunder. For the avoidance of doubt, the final Installment Date for purposes of Section 9(b) shall be the latest Installment Date as extended by any Deferral. Any notice delivered by the Holder pursuant to this Section 9(d) shall set forth (i) the Deferral Amount and (ii) the date on which such Deferral Amount shall be payable. No Deferral shall constitute a waiver of, or otherwise limit, any right or remedy of the Holder.

10. HOLDER REDEMPTION OPTION. Upon the Company’s election (pursuant to an applicable Election Notice) of clause (c) or clause (y)(2) of Section 3(e) (each, a “Redemption Election”), the Holder shall have the right, in its sole discretion, to require that the Company redeem all or a portion of this Note by delivering written notice to the Company (a “Holder Redemption Notice”) no later than ninety (90) Trading Days after the later of (x) the Holder’s receipt of the applicable Election Notice setting forth such Redemption Election and (y) the applicable Reset Date or Recalculation Date, as applicable. Each Holder Redemption Notice shall indicate the Conversion Amount of this Note that the Holder is electing to have redeemed (the “Holder Redemption Amount”) and the date on which the redemption shall occur (the “Holder Redemption Date”), which shall be no sooner than the second (2nd) Business Day after the date of the applicable Holder Redemption Notice. The Conversion Amount (or portion thereof) subject to redemption pursuant to this Section 10 shall be redeemed by the Company on the Holder Redemption Date in cash at a price equal to 100% of such Conversion Amount (or portion thereof) being so redeemed (the “Holder Redemption Price”). Notwithstanding anything herein to the contrary, until the Holder Redemption Amount (inclusive of any Late Charges) is paid in full, the Conversion Amount submitted for redemption pursuant to this Section 10 may be converted, in whole or in part, by the Holder into shares of Common Stock pursuant to Section 3. Redemptions required by this Section 10 shall be made in accordance with Section 14.

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11. REDEMPTIONS AT THE COMPANY’S ELECTION.

(a) Company Optional Redemption. At any time after the Issuance Date, the Company shall have the right to redeem all, but not less than all, of the Conversion Amount then remaining under this Note (the “Company Optional Redemption Amount”) on the Company Optional Redemption Date (each as defined below) (a “Company Optional Redemption”). Notwithstanding anything herein to the contrary, the Company shall not deliver a Company Optional Redemption Notice, and any Company Optional Redemption Notice delivered in violation of this sentence shall be null and void ab initio, at any time a Redemption Blocking Condition (as defined below) exists. If a Redemption Blocking Condition occurs or arises at any time during the Company Optional Redemption Period and prior to the payment in full of the Company Optional Redemption Price, the applicable Company Optional Redemption Notice shall automatically be deemed withdrawn and shall be null and void, unless the Required Holder elects, in writing, to require the Company Optional Redemption to proceed. The Company’s delivery of a Company Optional Redemption Notice shall constitute a representation and warranty by, and a deemed certification of, the Company that no Redemption Blocking Condition exists as of the Company Optional Redemption Notice Date and, unless the Company notifies the Holder in writing to the contrary, such representation, warranty and certification shall be deemed remade on each day thereafter through and including the Company Optional Redemption Date. “Redemption Blocking Condition” means that (i) an Event of Default, or an event that with the giving of notice, the expiration or lapse of any applicable cure, grace or dismissal period, or any combination thereof, would constitute an Event of Default, has occurred and is continuing or (ii) the Company, any Subsidiary or any of their respective directors or executive officers is in possession of material, non-public information regarding the Company or any of its Subsidiaries that, if publicly disclosed, would reasonably be expected to have a positive effect on the market price of the Common Stock. The portion of this Note subject to redemption pursuant to this Section 11(a) shall be redeemed by the Company in cash at a price (the “Company Optional Redemption Price”) equal to the product of (x) the Conversion Amount being redeemed as of the Company Optional Redemption Date and (y) the applicable Company Optional Redemption Premium. The Company may exercise its right to require redemption under this Section 11(a) by delivering a written notice thereof by electronic mail and overnight courier to all, but not less than all, of the holders of Notes (the “Company Optional Redemption Notice” and the date all of the holders of Notes received such notice is referred to as the “Company Optional Redemption Notice Date” and the period of time from (and including) the Company Optional Redemption Notice Date to (and including) the Company Optional Redemption Date, the “Company Optional Redemption Period”). Once delivered, a Company Optional Redemption Notice shall be irrevocable, subject to the automatic withdrawal provisions of this Section 11(a). The Company Optional Redemption Notice shall (x) state the date on which the Company Optional Redemption shall occur (the “Company Optional Redemption Date”) which date shall be thirty (30) Trading Days following the Company Optional Redemption Notice Date, (y) indicate that the Equity Conditions have been satisfied and (z) state the aggregate Conversion Amount of the Notes which is being redeemed in such Company Optional Redemption from the Holder and all of the other holders of the Notes pursuant to this Section 11(a) (and analogous provisions under the Other Notes) on the Company Optional Redemption Date. Notwithstanding anything herein to the contrary, at any time prior to the date the Company Optional Redemption Price is paid in full, the Company Optional Redemption Amount may be converted, in whole or in part, by the Holder into shares of Common Stock pursuant to Section 3. All Conversion Amounts converted by the Holder after the Company Optional Redemption Notice Date shall reduce the Company Optional Redemption Amount of this Note required to be redeemed on the Company Optional Redemption Date. Notwithstanding anything herein to the contrary, if (i) there is an Equity Conditions Failure on the Company Optional Redemption Notice Date or (ii) no Equity Conditions Failure has occurred as of the Company Optional Redemption Notice Date but an Equity Conditions Failure occurs prior to the payment in full of the Company Optional Redemption Price, (A) the Company shall provide the Holder with notice to that effect and (B) the Company Optional Redemption Price shall be the greater of (1) the Company Optional Redemption Price otherwise payable pursuant to this Section 11(a) and (2) the product of (I) the Conversion Rate with respect to the Company Optional Redemption Amount being redeemed as of the Company Optional Redemption Date multiplied by (II) the higher of (x) the average of the daily VWAPs for each Trading Day during the Company Optional Redemption Period on which the daily VWAP exceeded 130% (or, after the second anniversary of the Issuance Date, 120%) of the Conversion Price then in effect and (y) the VWAP on the Trading Day immediately preceding the Company Optional Redemption Date. Redemptions made pursuant to this Section 11(a) shall be made in accordance with Section 14. In the event of the Company’s redemption of any portion of this Note under this Section 11(a), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any Company Optional Redemption Premium due under this Section 11(a) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.

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(b) Pro Rata Redemption Requirement. If the Company elects to cause a Company Optional Redemption of this Note pursuant to Section 11(a), then it must simultaneously take the same action with respect to all the Other Notes and shall provide each holder of the Notes with such applicable Company Optional Redemption Notice

12. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note. Without limiting the generality of the foregoing or any other provision of this Note or the other Transaction Documents, the Company (a) shall not increase the par value of any shares of Common Stock receivable upon conversion of this Note above the Conversion Price then in effect, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the conversion of this Note.

13. RESERVATION OF AUTHORIZED SHARES.

(a) Reservation. So long as any Notes remain outstanding, the Company shall at all times reserve at least 200% of the number of shares of Common Stock as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding (without regard to any limitations on conversions and assuming such Notes remain outstanding until the Maturity Date) at the Conversion Price then in effect (the “Required Reserve Amount”). The Required Reserve Amount (including, without limitation, each increase in the number of shares so reserved) shall be allocated pro rata among the holders of the Notes based on the original principal amount of the Notes held by each holder on the Issuance Date or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a holder shall sell or otherwise transfer any of such holder’s Notes, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining holders of Notes, pro rata based on the principal amount of the Notes then held by such holders.

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(b) Insufficient Authorized Shares. If, notwithstanding Section 13(a), and not in limitation thereof, at any time while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of shares of Common Stock equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall promptly take all action necessary to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than ninety (90) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal. In the event that the Company is prohibited from issuing shares of Common Stock pursuant to the terms of this Note due to the failure by the Company to have sufficient shares of Common Stock available out of the authorized but unissued shares of Common Stock (such unavailable number of shares of Common Stock, the “Authorized Failure Shares”), in lieu of delivering such Authorized Failure Shares to the Holder, the Company shall pay cash in exchange for the redemption of such portion of the Conversion Amount convertible into such Authorized Failure Shares at a price equal to the sum of (i) the product of (x) such number of Authorized Failure Shares and (y) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date the Holder delivers the applicable Conversion Notice with respect to such Authorized Failure Shares to the Company and ending on the date of such issuance and payment under this Section 13; and (ii) to the extent the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of Authorized Failure Shares, any brokerage commissions and other out-of-pocket expenses, if any, of the Holder incurred in connection therewith. Nothing contained in Section 13(a) or this Section 13(b) shall limit any obligations of the Company under any provision of the Securities Purchase Agreement.

14. REDEMPTIONS.

(a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder in cash within five (5) Business Days after the Company’s receipt of the Required Holder’s Event of Default Redemption Notice. The Company shall deliver the applicable Holder Redemption Amount to the Holder in cash on the applicable Holder Redemption Date. The Company shall deliver the applicable Company Optional Redemption Price to the Holder in cash on the applicable Company Optional Redemption Date. The Company shall deliver the applicable Installment Amount in cash on the applicable Installment Date. The Company shall deliver the applicable Change of Control Redemption Price to the Holder in cash on the later of (x) the fifth (5th) Business Day after the Company’s receipt of the Holder’s Change of Control Redemption Notice and (y) the Change of Control Date. Notwithstanding anything herein to the contrary, in connection with any redemption hereunder at a time the Holder is entitled to receive a cash payment under any of the other Transaction Documents, at the option of the Holder delivered in writing to the Company, the applicable Redemption Price hereunder shall be increased by the amount of such cash payment owed to the Holder under such other Transaction Document and, upon payment in full or conversion in accordance herewith, shall satisfy the Company’s payment obligation under such other Transaction Document. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 22(d)) representing the Conversion Amount which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company’s receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount, and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 22(d)), to the Holder. The Holder’s delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company’s obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice. For the avoidance of doubt, nothing herein shall limit the Holder’s rights and remedies under this Note, the other Transaction Documents, at law or in equity in the event that the Company fails to timely pay any Redemption Price in accordance with the terms hereof.

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(b) Redemption by Other Holders. Upon the Company’s receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(b) or Section 10 or Section 13(b) (each, an “Other Redemption Notice”), the Company shall immediately, but no later than one (1) Business Day of its receipt thereof, forward to the Holder by facsimile or electronic mail a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Business Day period beginning on and including the date which is two (2) Business Days prior to the Company’s receipt of the Holder’s applicable Redemption Notice and ending on and including the date which is two (2) Business Days after the Company’s receipt of the Holder’s applicable Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Business Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Business Day period.

(c) [Intentionally Omitted].

15. VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by law (including, without limitation, the Delaware General Corporation Law) and as expressly provided in this Note.

16. COVENANTS. Until all of the Notes have been converted, redeemed or otherwise satisfied in accordance with their terms (except as may be waived or consented to in writing by the Required Holder):

(a) Rank. All payments due under this Note (a) shall rank pari passu with all Other Notes and (b) shall be senior to all other Indebtedness of the Company and its Subsidiaries.

(b) Incurrence of Indebtedness. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness other than (i) the Indebtedness evidenced by this Note and the Other Notes, and (ii) Permitted Indebtedness; provided, that at any time following a Collateral Release that (x) the amount of funds on deposit in the Blocked DACA Account is equal to or greater than the aggregate outstanding Conversion Amount of the Notes, (y) the aggregate outstanding Conversion Amount of the Notes is equal to or less than $25,000,000 and (z) no Event of Default has occurred and is continuing (the satisfaction of each of conditions (x), (y) and (z) at any time following a Collateral Release a “Collateral Release Covenant Condition”), the restrictions set forth in this Section 16(b) shall not apply to the incurrence of additional Indebtedness by the Company or any Subsidiary, so long as such Indebtedness (1) is not secured by any Lien on any Collateral, it being understood that such Indebtedness may be secured by a Lien on Intellectual Property released pursuant to a Collateral Release, and (2) does not, and would not reasonably be expected to, prevent or impair the ability of the Company to perform any of its obligations under this Note, the Other Notes or any other Transaction Document; and any Indebtedness incurred in compliance with the foregoing shall constitute Permitted Indebtedness, any Lien permitted by clause (1) shall constitute a Permitted Lien.

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(c) Existence of Liens. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, “Liens”) other than Permitted Liens.

(d) Restricted Payments and Investments. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness (other than the Notes or, so long as no Event of Default has occurred and is continuing, regularly scheduled payments of principal and interest of Permitted Indebtedness) whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness or make any Investment other than Permitted Investments.

(e) Restriction on Redemption and Cash Dividends. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of its capital stock (other than dividends or distributions from a Subsidiary to the Company).

(f) Restriction on Transfer of Assets. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, sell, lease, license, assign, transfer, spin-off, split-off, close, convey or otherwise dispose of any assets or rights of the Company or any Subsidiary owned or hereafter acquired whether in a single transaction or a series of related transactions, other than (i) sales of inventory and product in the Ordinary Course of Business (as defined below), (ii) non-exclusive licenses of Intellectual Property that are not material to the Company’s business granted in the Ordinary Course of Business, (iii) dispositions of worn-out, obsolete or surplus equipment in the Ordinary Course of Business, (iv) sales, transfers and dispositions of overdue accounts receivable in connection with the compromise, settlement or collection thereof in the Ordinary Course of Business (it being understood that this clause (iv) is not intended to permit factoring of accounts receivable or any similar transactions), (v) dispositions and usages of cash and cash equivalents in the Ordinary Course of Business to the extent not prohibited by the applicable Deposit Account Control Agreement (as defined in the Security Agreement); (vi) other dispositions of assets for fair value not to exceed $500,000 in the aggregate in any fiscal year; provided in each case proceeds shall be deposited in accounts subject to Deposit Account Control Agreements; and (vii) at any time following a Collateral Release that the Collateral Release Covenant Condition is satisfied, other dispositions of assets for fair value not to exceed $5,000,000 in the aggregate in any fiscal year; provided that (A) the proceeds of any such disposition shall be deposited in accounts subject to Deposit Account Control Agreements and (B) no such disposition shall include any Collateral or Intellectual Property that is material to the Company’s business.

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(g) Maturity of Indebtedness. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, permit any Indebtedness of the Company or any of its Subsidiaries to mature prior to the Maturity Date, other than Permitted Indebtedness in accordance with the terms thereof, or permit any Indebtedness of the Company or any of its Subsidiaries to be accelerated prior to the Maturity Date.

(h) Change in Nature of Business. The Company shall not, and the Company shall cause each of its Significant Subsidiaries to not, directly engage in any material line of business unrelated to quantum computing, quantum-safe cybersecurity, cryptography, cyber defense, hardware, software, cloud/edge security, AI-security, and related licensing, services and activities.

(i) Preservation of Existence, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each material jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary if the failure to so qualify shall have a Material Adverse Effect.

(j) Maintenance of Properties, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, at all times with the material provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder.

(k) Maintenance of Intellectual Property. The Company will, and will cause each of its Subsidiaries to, take all action necessary or advisable to maintain all of the Intellectual Property of the Company and/or any of its Subsidiaries that are necessary or material to the conduct of its business in full force and effect.

(l) Maintenance of Insurance. The Company shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, hazard, rent and business interruption insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated.

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(m) Transactions with Affiliates. The Company shall not, nor shall it permit any of its Subsidiaries to, enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any Affiliate, except transactions in the Ordinary Course of Business in a manner necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to it or its Subsidiaries than would be obtainable in a comparable arm’s length transaction with a Person that is not an Affiliate thereof.

(n) Restricted Issuances. The Company shall not, directly or indirectly, without the prior written consent of the Required Holder, (i) issue any Notes (other than as contemplated by the Securities Purchase Agreement and the Notes) or (ii) issue any other securities that would cause a breach or default under the Notes.

(o) New Subsidiaries. Simultaneously with the acquisition or formation of each New Subsidiary, the Company shall cause such New Subsidiary to execute, and deliver to each holder of Notes, all Security Documents and Subsidiary Guaranties as requested by the Collateral Agent or the Required Holder, as applicable. The Company shall deliver, or cause the applicable Subsidiary to deliver to the Collateral Agent, each of the physical stock certificates of such New Subsidiary, along with undated stock powers for each such certificate, executed in blank (or, if any such shares of capital stock are uncertificated, confirmation and evidence reasonably satisfactory to the Collateral Agent and the Required Holder that the security interest in such uncertificated securities has been transferred to and perfected by the Collateral Agent, in accordance with Sections 8-313, 8-321 and 9-115 of the Uniform Commercial Code or any other similar or local or foreign law that may be applicable).

(p) Change in Collateral; Collateral Records. The Company shall (i) give the Collateral Agent not less than thirty (30) days’ prior written notice of any change in the location of any Collateral (as defined in the Security Documents), other than to locations set forth in the Perfection Certificates and with respect to which the Collateral Agent has filed financing statements and otherwise fully perfected its Liens thereon, (ii) advise the Collateral Agent promptly, in sufficient detail, of any material adverse change relating to the type, quantity or quality of the Collateral or the Lien granted thereon and (iii) execute and deliver, and cause each of its Subsidiaries to execute and deliver, to the Collateral Agent for the benefit of the Holder and holders of the Other Notes from time to time, solely for the Collateral Agent’s convenience in maintaining a record of Collateral, such written statements and schedules as the Collateral Agent or any Holder may reasonably require, designating, identifying or describing the Collateral.

(q) Stay, Extension and Usury Laws. The Company (A) agrees that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law (wherever or whenever enacted or in force) that may affect the covenants or the performance of this Note; and (B) expressly waives all benefits or advantages of any such law and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power granted to the Holder by this Note, but will suffer and permit the execution of every such power as though no such law has been enacted.

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(r) Taxes. The Company and its Subsidiaries shall pay when due all taxes, fees or other charges of any nature whatsoever (together with any related interest or penalties) now or hereafter imposed or assessed against the Company and its Subsidiaries or their respective assets or upon their ownership, possession, use, operation or disposition thereof or upon their rents, receipts or earnings arising therefrom (except where the failure to pay would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). The Company and its Subsidiaries shall file on or before the due date therefor all personal property tax returns (except where the failure to file would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). Notwithstanding the foregoing, the Company and its Subsidiaries may contest, in good faith and by appropriate proceedings, taxes for which they maintain adequate reserves therefor in accordance with GAAP.

(s) Financial Covenants.

(i) Minimum Cash Covenant. At any time any Notes remain outstanding, the Company shall maintain minimum Available Cash as follows: (A) for so long as the aggregate outstanding Principal amount of the Notes exceeds $25,000,000, Available Cash shall be not less than $15,000,000 as of the last day of each Fiscal Quarter and not less than $10,000,000 at any time; and (B) for so long as the aggregate outstanding Principal amount of the Notes is equal to or less than $25,000,000 but equal to or greater than $10,000,000, Available Cash shall be not less than $10,000,000 as of the last day of each Fiscal Quarter and not less than $7,500,000 at any time (the “Minimum Cash Covenant”). For the avoidance of doubt, the Minimum Cash Covenant shall not apply at any time that (1) the aggregate outstanding Principal amount of the Notes is less than $10,000,000 or (2) if the Company is in compliance with Section 16(s)(ii) after a Collateral Release, the aggregate outstanding Conversion Amount of the Notes is less than $25,000,000.

(ii) Collateral Deposit. In addition to, and not in limitation of Section 16(s)(i), as a condition to any Collateral Release, the Company shall at all times following the Collateral Release maintain in the Blocked DACA Account an amount not less than the lesser of (x) Twenty-Five Million Dollars ($25,000,000) and (y) the aggregate outstanding Conversion Amount. Accordingly, if at any time the amount of funds held in the Blocked DACA Account exceeds the amount required to be maintained pursuant to the preceding sentence, and so long as no Event of Default has occurred and is continuing, the Collateral Agent shall promptly transfer such excess to such other Collateral Account (identified by the Company in writing) such that the funds held in the Blocked DACA Account are equal to, and do not exceed, the amount so required to be maintained.

(iii) Disclosure of Non-Compliance. Commencing on the date hereof, if the Company fails to comply with the Minimum Cash Covenant as of any Fiscal Quarter or at any time, as applicable, the Company shall publicly disclose and disseminate a statement by the filing of a Current Report on Form 8-K to that effect no later than the fourth (4th) day after the end of such Fiscal Quarter or, in the case of any failure to comply with at any other time, promptly after the Company becomes aware of such failure, and such disclosure shall include a statement to the effect that the Company is not in compliance with the Minimum Cash Covenant.

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(iv) Failure to Comply. Any failure by the Company to comply with the Minimum Cash Covenant shall constitute an immediate Event of Default without any grace period.

(v) Compliance Certification. Within one (1) Business Day after the end of each calendar month, and at any other time within one (1) Business Day following the written request of the Required Holder, the Company shall deliver to the Holder a certificate certifying that, as of the end of such calendar month or as of the date of such request (as applicable), the Company is in compliance with the Minimum Cash Covenant. Each such certificate shall be duly executed by an authorized officer of the Company, the board of directors of the Company and for a period of two years following the Issuance Date, an authorized officer of Silicon Valley Acquisition Sponsor LLC.

(t) Deposit Accounts. Neither the Company nor any Subsidiary shall maintain deposit accounts, or accounts holding investment property, except (1) with respect to which the Collateral Agent has a Deposit Account Control Agreement and (2) which hold a balance of no more than $50,000, provided, however, that the aggregate amount of cash held in accounts that are not subject to a Deposit Account Control Agreement shall not at any time exceed $500,000.

17. SECURITY. This Note and the Other Notes are secured to the extent and in the manner set forth in the Transaction Documents (including, without limitation, the Security Agreement, the other Security Documents and the Subsidiary Guaranties).

18. DISTRIBUTION OF ASSETS. In addition to any adjustments pursuant to Sections 6(a) or 8, if the Company shall declare or make any dividend or other distributions of its assets (or rights to acquire its assets) to any or all holders of shares of Common Stock, by way of return of capital or otherwise (including without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (the “Distributions”), then the Holder will be entitled to such Distributions as if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note and assuming for such purpose that the Note was converted at the Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for such Distribution or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for such Distributions (provided, however, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution (and beneficial ownership) to the extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

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19. INTENTIONALLY OMITTED.

20. AMENDING THE TERMS OF THIS NOTE. Except for Section 3(d) and this Section 20, which may not be amended, modified or waived by the parties hereto, the prior written consent of the Required Holder shall be required for any change, waiver or amendment to this Note or any Other Note and any change, waiver or amendment so effected shall be binding upon the Holder, each holder of Other Notes and their respective transferees and assigns, whether or not the Holder or any such holder consented thereto; provided, that no such change, waiver or amendment shall, without the prior written consent of the Holder, (i) impose any additional obligation or liability on the Holder or (ii) apply to the Holder in a manner disproportionately adverse relative to its application to the Notes held by the Required Holder.

21. TRANSFER. This Note and, subject to applicable laws, any shares of Common Stock issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company.

22. REISSUANCE OF THIS NOTE.

(a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 22(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 22(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

(b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 22(d)) representing the outstanding Principal.

(c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 22(d) and in principal amounts of at least $10,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

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(d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 22(a) or Section 22(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest and Late Charges on the Principal and Interest of this Note, from the Issuance Date.

23. REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. No failure on the part of the Holder to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by the Holder of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In addition, the exercise of any right or remedy of the Holder at law or equity or under this Note or any of the documents shall not be deemed to be an election of Holder’s rights or remedies under such documents or at law or equity. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Note (including, without limitation, compliance with Section 8) except that the Company shall not be required to provide any materials covered by attorney-client privilege.

24. PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) Subject to Section 4(d), this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements. The Company expressly acknowledges and agrees that no amounts due under this Note shall be affected, or limited, by the fact that the purchase price paid for this Note was less than the Original Principal Amount hereof.

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25. CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and the initial Holder and shall not be construed against any such Person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Note instead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of this Note. Terms used in this Note and not otherwise defined herein, but defined in the other Transaction Documents (as defined in the Securities Purchase Agreement), shall have the meanings ascribed to such terms on the Issuance Date in such other Transaction Documents unless otherwise consented to in writing by the Holder.

26. FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. Notwithstanding the foregoing, nothing contained in this Section 26 shall permit any waiver of any provision of Section 3(d).

27. DISPUTE RESOLUTION.

(a) Submission to Dispute Resolution.

(i) In the case of a dispute relating to a Closing Bid Price, a Closing Sale Price, a Conversion Price, a VWAP or a fair market value or the arithmetic calculation of a Conversion Rate, or the applicable Redemption Price (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the Holder (as the case may be) shall submit the dispute to the other party via electronic mail (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by the Holder at any time after the Holder learned of the circumstances giving rise to such dispute. If the Holder and the Company are unable to promptly resolve such dispute relating to such Closing Bid Price, such Closing Sale Price, such Conversion Price, such VWAP or such fair market value, or the arithmetic calculation of such Conversion Rate or such applicable Redemption Price (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or the Holder (as the case may be) of such dispute to the Company or the Holder (as the case may be), then the Company may, at its sole option, select an independent, reputable investment bank satisfactory to the Holder to resolve such dispute.

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(ii) The Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 27 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which the Company selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Holder or otherwise requested by such investment bank, neither the Company nor the Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

(iii) The Company and the Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and the Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

(b) Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 27 constitutes an agreement to arbitrate between the Company and the Holder (and constitutes an arbitration agreement) under § 7501 et seq. of the New York Civil Practice Law and Rules (“CPLR”) and that the Holder is authorized to apply for an order to compel arbitration pursuant to CPLR § 7503(a) in order to compel compliance with this Section 27, (ii) the terms of this Note and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Note and any other applicable Transaction Documents, (iii) the Holder (and only the Holder), in its sole discretion, shall have the right to submit any dispute described in this Section 27 to any state or federal court sitting in The City of New York, Borough of Manhattan in lieu of utilizing the procedures set forth in this Section 27 and (iv) nothing in this Section 27 shall limit the Holder from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 27).

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28. NOTICES; CURRENCY; PAYMENTS.

(a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company will give written notice to the Holder (i) promptly upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, or (B) with respect to any grants, issuances, or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of shares of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

(b) Currency. All dollar amounts referred to in this Note are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Note shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Note, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

(c) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, unless otherwise expressly set forth herein, such payment shall be made in U.S. Dollars by a certified check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Buyers, shall initially be as set forth on the Schedule of Buyers attached to the Securities Purchase Agreement), provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder’s wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day. Any amount of Principal, Interest or other amounts due under the Transaction Documents which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of twelve percent (12%) per annum from the date such amount was due until the same is paid in full (“Late Charge”).

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29. CANCELLATION. After all Principal, accrued Interest, Late Charges and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

30. WAIVER OF NOTICE. To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

31. GOVERNING LAW. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Except as otherwise required by Section 27 above, the Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein (i) shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder or (ii) shall limit, or shall be deemed or construed to limit, any provision of Section 27. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

32. INTENTIONALLY OMITTED.

33. SEVERABILITY. If any provision of this Note is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Note.

34. MAXIMUM PAYMENTS. Without limiting Section 9(d) of the Securities Purchase Agreement, nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

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35. CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

(a) “1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(b) “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(d) “Approved Stock Plan” means any employee benefit plan which has been approved by the board of directors of the Company prior to or subsequent to the Subscription Date pursuant to which shares of Common Stock, Options, restricted stock purchase agreements, restricted stock units or any other similar equity awards may be issued to any employee, consultant, officer, director, manager or service provider for services provided to the Company or any Subsidiary in their capacity as such.

(e) “Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Subscription Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

(f) “Available Cash” means, with respect to any date of determination, an amount equal to the aggregate amount of the Cash of the Company and its Subsidiaries (excluding for this purpose cash held in restricted accounts or otherwise unavailable for unrestricted use by the Company or any of its Subsidiaries for any reason) as of such date of determination held in bank accounts of financial banking institutions in the United States of America which are subject to a Deposit Account Control Agreement (including any such accounts that are subject to Liens in favor of the Holder and the holders of the Other Notes, but excluding any Cash of the Company held in the Blocked DACA Account).

(g) “Blocked DACA Account” shall have the meaning given such term in the Security Agreement.

(h) “Bloomberg” means Bloomberg, L.P.

(i) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

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(j) “Cash” of the Company and its Subsidiaries on any date shall be determined from such Persons’ books maintained in accordance with GAAP, and means, without duplication, cash, cash equivalents (excluding any cryptocurrencies or any other digital currencies), accrued by the Company and its wholly owned Subsidiaries on a consolidated basis on such date.

(k) “Change of Control” means any Fundamental Transaction other than (i) any merger of the Company or any of its, direct or indirect, wholly-owned Subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the shares of Common Stock in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries, or (iv) the liquidation, dissolution, or sale of all or substantially all of the assets of any Subsidiary. For the avoidance of doubt, a Change of Control shall include any merger, consolidation or other business combination of the Company with or into any Affiliate of the Company, or with or into any Person that is or becomes an Affiliate of the Company in connection with or as a result of such transaction, in each case unless such transaction is described in clause (i), (ii) or (iii) above.

(l) “Change of Control Date” means the date on which a Change of Control is consummated.

(m) “Change of Control Redemption Premium” means 120%.

(n) “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 27. All such determinations shall be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions during such period.

(o) “Collateral Agent” means EOT AC LLC, together with its successors and assigns.

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(p) “Collateral Release” shall have the meaning ascribed to such term in the Security Agreement.

(q) “Collateral Release Covenant Condition” has the meaning ascribed to such term in Section 16(b).

(r) “Collateral Release Deposit” shall have the meaning ascribed to such term in the Security Agreement.

(s) “Common Stock” means (i) the Company’s shares of common stock, $0.00001 par value per share, and (ii) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(t) “Company Optional Redemption Premium” means (i) during the period commencing on the Issuance Date and ending on the second (2nd) anniversary thereof, 130%, and (ii) after the second (2nd) anniversary of the Issuance Date, 120%.

(u) “Conversion Shares” shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(v) “Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock.

(w) “Current Subsidiary” means any Person in which the Company on the Issuance Date, directly or indirectly, (i) owns any of the outstanding capital stock or holds any equity or similar interest of such Person or (ii) controls or operates all or any part of the business, operations or administration of such Person, and all of the foregoing, collectively, “Current Subsidiaries”.

(x) “Deposit Account Control Agreement” means any deposit account control agreement (springing control form) entered into by and among the Collateral Agent, Company or any Subsidiary and a third party bank or other institution (including a securities intermediary) in which Company or any Subsidiary maintains a deposit account or an account holding investment property and which grants the Collateral Agent a perfected first priority security interest in the subject account or accounts.

(y) “DTC” means the Depository Trust Company.

(z) “Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Select Market, the Nasdaq Global Market or the Principal Market.

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(aa) “Equity Conditions” means, with respect to a given date of determination: (i) on each day during the Equity Conditions Measuring Period, (A) all Conversion Shares shall be eligible for sale by the Holder pursuant to Section 4(a)(1) of the 1933 Act without the need for registration under any applicable federal or state securities laws (in each case, disregarding any limitation on conversion of the Notes, or other issuance of securities with respect to the Notes), (B) one or more Registration Statements filed pursuant to the Registration Rights Agreement shall be effective and the prospectus contained therein shall be available on such applicable date of determination (with, for the avoidance of doubt, any shares of Common Stock previously sold pursuant to such prospectus deemed unavailable) for the resale of all shares of Common Stock to be issued in connection with the event requiring this determination (each, a “Required Minimum Securities Amount”), in each case, in accordance with the terms of the Registration Rights Agreement and there shall not have been during such period any Grace Periods (as defined in the Registration Rights Agreement) or (C) all Registrable Securities shall be eligible for sale pursuant to Rule 144 promulgated under the 1933 Act without the need for registration under any applicable federal or state securities laws (in each case, disregarding any limitation on conversion of the Notes, other issuance of securities with respect to the Notes) and no Current Public Information Failure (as defined in the Registration Rights Agreement) exists or is continuing; (ii) on each day during the Equity Conditions Measuring Period, the Common Stock is listed or designated for quotation (as applicable) on an Eligible Market and shall not have been suspended from trading on an Eligible Market nor shall delisting or suspension by an Eligible Market have been threatened or reasonably likely to occur or pending as evidenced by (A) a writing by such Eligible Market or (B) the Company falling below the minimum listing maintenance requirements of the Eligible Market on which the Common Stock is then listed or designated for quotation (as applicable); (iii) during the Equity Conditions Measuring Period, the Company shall have delivered all shares of Common Stock issuable upon conversion of this Note on a timely basis as set forth in Section 3 hereof and all other shares of capital stock required to be delivered by the Company on a timely basis as set forth in the other Transaction Documents; (iv) any shares of Common Stock to be issued in connection with the event requiring determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination) may be issued in full without violating Section 3(d) hereof; (v) any shares of Common Stock to be issued in connection with the event requiring determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination (without regard to any limitations on conversion set forth herein)) may be issued in full without violating the rules or regulations of the Eligible Market on which the Common Stock is then listed or designated for quotation (as applicable); (vi) on each day during the Equity Conditions Measuring Period, no public announcement of a pending, proposed or intended Fundamental Transaction shall have occurred which has not been abandoned, terminated or consummated; (vii) the Holder shall not be in (and no other holder of Notes shall be in) possession of any material, non-public information provided to any of them by the Company, any of its Subsidiaries or any of their respective Affiliates, employees, officers, representatives, agents or the like; (viii) on each day during the Equity Conditions Measuring Period, the Company otherwise shall have been in compliance with each, and shall not have breached any representation or warranty in any material respect (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any Transaction Document, including, without limitation, the Company shall not have failed to timely make any payment pursuant to any Transaction Document; (ix) on each Trading Day during the Equity Conditions Measuring Period, there shall not have occurred any Volume Failure or Price Failure as of such applicable date of determination; (x) on the applicable date of determination (A) no Authorized Share Failure shall exist or be continuing and a number of shares of Common Stock equal to the Required Reserve Amount are available under the certificate of incorporation of the Company and reserved by the Company to be issued pursuant to the Notes and (B) all shares of Common Stock to be issued in connection with the event requiring this determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination (without regard to any limitations on conversion set forth herein)) may be issued in full without resulting in an Authorized Share Failure; (xi) on each day during the Equity Conditions Measuring Period, there shall not have occurred an Event of Default or an event that with the passage of applicable cure periods as provided for in the Transaction Documents or giving of notice would constitute an Event of Default; (xii) no bona fide dispute shall exist and be continuing, by and between any holder of Notes, the Company, the Principal Market (or such applicable Eligible Market in which the Common Stock of the Company is then principally trading) and/or FINRA with respect to any term or provision of any Note or any other Transaction Document; and (xiii) the shares of Common Stock issuable pursuant to the event requiring the satisfaction of the Equity Conditions are duly authorized and listed and eligible for trading without restriction on an Eligible Market.

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(bb) “Equity Conditions Failure” means that on any day during the applicable Equity Conditions Measuring Period, the Equity Conditions have not been satisfied (or waived in writing by the Required Holder).

(cc) “Equity Conditions Measuring Period” means, with respect to any date of determination, the period beginning on and including (x) with respect to any determination pursuant to Section 3(c)(ii), the first Trading Day of the applicable Threshold Period, and (y) with respect to any determination pursuant to Section 11(a), the Company Optional Redemption Notice Date, and, in each case, ending on and including such date of determination.

(dd) “Excluded Securities” has the meaning given such term in the Securities Purchase Agreement.

(ee) “FAST” means DTC Fast Automated Securities Transfer Program.

(ff) “Fiscal Quarter” means each of the fiscal quarters adopted by the Company for financial reporting purposes that correspond to the Company’s fiscal year as of the date hereof that ends on December 31.

(gg) “Fiscal Year” means the fiscal year adopted by the Company for financial reporting purposes as of the date hereof that ends on December 31.

(hh) “Floor Price” means $5.00 per share, as such amount may be reduced by the Company at any time in its sole discretion or as otherwise required pursuant to the terms of this Note. The Floor Price then in effect shall be adjusted for share splits, share dividends, share combinations, recapitalizations and similar events in the same manner, and at the same time, as the Conversion Price is adjusted pursuant to Section 8(d). If at any time the Conversion Price is reduced pursuant to Section 8 to an amount less than the Floor Price then in effect, the Floor Price shall automatically be reduced to such Conversion Price, effective simultaneously with such reduction and without any action by the Company or the Holder.

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(ii) “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through Subsidiaries or Affiliates, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity; or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its Significant Subsidiaries to one or more Subject Entities; or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Common Stock be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding shares of Common Stock, (y) 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding, or (z) such number of shares of Common Stock such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock; or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire in any transaction or series of related transactions, either (x) at least 50% of the outstanding shares of Common Stock, (y) at least 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding, or (z) such number of shares of Common Stock such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock; or (v) reorganize, recapitalize or reclassify its Common Stock, or (B) that the Company shall, directly or indirectly, including through Subsidiaries or Affiliates, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Common Stock, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock not held by all such Subject Entities as of the Issuance Date of this Note calculated as if any shares of Common Stock held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other stockholders of the Company to surrender their shares of Common Stock without approval of the stockholders of the Company or (C) directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

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(jj) “GAAP” means United States generally accepted accounting principles, consistently applied.

(kk) “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

(ll) “Indebtedness” shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(mm) “Investment” means any beneficial ownership (including stock, partnership or limited liability company interests) of or in any Person, or any loan, advance or capital contribution to any Person or the acquisition of all, or substantially all, of the assets of another Person or the purchase of any assets of another Person for greater than the fair market value of such assets.

(nn) “Intellectual Property” shall have the meaning ascribed to such term in the Security Agreement.

(oo) “Material Adverse Effect” shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(pp) “Maturity Date” shall mean [ ]; provided, however, the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in an Event of Default or (ii) through the date that is twenty (20) Business Days after the consummation of a Fundamental Transaction in the event that a Fundamental Transaction or Change of Control is publicly announced prior to the Maturity Date, provided further that if a Holder elects to convert some or all of this Note pursuant to Section 3 hereof, and the Conversion Amount would be limited pursuant to Section 3(d) hereunder, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of this Note.

(qq) “New Subsidiary” means, as of any date of determination, any Person in which the Company after the Subscription Date, directly or indirectly, (i) owns or acquires any of the outstanding capital stock or holds any equity or similar interest of such Person or (ii) controls or operates all or any part of the business, operations or administration of such Person, and all of the foregoing, collectively, “New Subsidiaries”.

(rr) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

(ss) “Ordinary Course of Business” means, in respect of any transaction involving the Company or Subsidiary, the ordinary course of the Company or such Subsidiary’s business as conducted by the Company or such Subsidiary in accordance with (a) the usual and customary customs and practices in the kind of business in which the Company or such Subsidiary is engaged, (b) the past practice and operations of the Company or such Subsidiary, or (c) the proposed and planned practices, activities and operations of the Company or such Subsidiary as described in the Business Combination Registration Statement, and in each case, undertaken by the Company or such Subsidiary in good faith and not for purposes of or having the practical effect of evading any covenant or restriction in any Transaction Document.

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(tt) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(uu) “Permitted Indebtedness” means (i) Indebtedness evidenced by this Note and the Other Notes; (ii) Indebtedness set forth on the Perfection Certificates as in effect as of the Subscription Date; provided that the terms of such Indebtedness shall not be amended, restated, supplemented or otherwise modified after the Subscription Date in any manner that would (A) increase the principal amount thereof, (B) shorten the maturity or accelerate the amortization schedule thereof, (C) increase the rate of interest payable thereon, (D) add or expand any security or collateral therefor, (E) add or modify any covenant, event of default or other material term in a manner adverse to the Company or the holders of the Notes, or (F) otherwise be materially adverse to the interests of the holders of the Notes, in each case without the prior written consent of the Required Holder (iii) unsecured Indebtedness in connection with SPV Financing (as defined in the Securities Purchase Agreement) in aggregate amount not to exceed $5,000,000; provided, that such Indebtedness is expressly subordinated to the Notes pursuant to an intercreditor or subordination agreement in form and substance satisfactory to the Required Holder, and provides that the holders thereof shall have no right to declare or enforce any event of default or exercise any remedies for so long as any Notes remain outstanding; (iv) Indebtedness in connection with development projects incurred in the Ordinary Course of Business consistent with the Company’s annual budget as presented to its board of directors; provided that such Indebtedness shall be unsecured and shall not exceed $1,000,000 in aggregate principal amount outstanding at any time; (v) Indebtedness of a Subsidiary to the Company or another Subsidiary or Indebtedness of the Company to a Subsidiary; provided that (A) such Indebtedness is expressly subordinated to the Notes on terms reasonably satisfactory to the Required Holder, (B) the obligor Subsidiary (if applicable) has executed and delivered the Subsidiary Guaranties and the Security Documents, and (C) any promissory note or other instrument evidencing such Indebtedness is pledged to the Collateral Agent for the benefit of the holders of the Notes; (vi) to the extent constituting Indebtedness, Investments by the Company in Subsidiaries; provided that the conditions set forth in clause (v) above are satisfied with respect thereto; (vii) Indebtedness owed to any Person providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance, pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the Ordinary Course of Business; (viii) Indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds and similar obligations, in each case provided in the Ordinary Course of Business, in any case, in an aggregate amount not exceed $1,000,000 at any time outstanding; (ix) Indebtedness secured by Liens permitted under clause (iv) of the definition of “Permitted Liens” in an aggregate amount not to exceed $1,000,000 at any time outstanding; (x) Indebtedness incurred in the Ordinary Course of Business in respect of credit cards, credit card processing services, debit cards, stored value cards or purchase cards in an aggregate amount not to exceed $250,000 at any time outstanding; (xi) Indebtedness arising from endorsement of instruments or other payment items for deposit in the Ordinary Course of Business; (xii) Indebtedness incurred in respect of netting services, overdraft protection and other like services, in each case arising in the Ordinary Course of Business; (xiii) Indebtedness in respect of Taxes, assessments, or governmental charges that are not yet due and payable or that are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (xiv) other unsecured Indebtedness not otherwise permitted by the foregoing clauses in an aggregate outstanding principal amount not to exceed $1,000,000 at any time; and (xv) any extensions, renewals, refinancings and replacements of any of the foregoing Indebtedness so long as the principal amount of such refinancing or replacement does not exceed the principal amount of the Indebtedness being extended, renewed, refinanced or replaced except by an amount equal to unpaid accrued interest, fees and premiums thereon; provided that, notwithstanding the foregoing, and if the Indebtedness being refinanced, renewed, extended or replaced is subordinate to this Note, then such refinancing, renewal, extended or replacement Indebtedness shall also be subordinate to this Note. Notwithstanding anything contained herein to the contrary, (x) except for Indebtedness secured by Liens permitted under clause (iv) of the definition of “Permitted Liens”, no Indebtedness permitted under this definition shall be secured by any Lien on any property or assets of the Company or any of its Subsidiaries, (y) no Indebtedness shall be permitted under this definition if, immediately before or after giving effect thereto, an Event of Default exists or would result therefrom and (z) the aggregate amount of all Permitted Indebtedness (excluding the SPV Financing and the Notes or Other Notes) shall not exceed $3,000,000 in the aggregate.

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(vv) “Permitted Investments” means (i) Investments existing on the Subscription Date and disclosed in the Initial Perfection Certificate; (ii) Investments consisting of cash and cash equivalents; (iii) Investments by the Company in any Subsidiary that has executed and delivered the Subsidiary Guaranties and the Security Documents ; (iv) Investments consisting of extensions of trade credit in the Ordinary Course of Business; (v) Investments consisting of deposits made in the Ordinary Course of Business to secure the performance of leases, licenses, bids, statutory obligations, surety and appeal bonds, performance bonds and other similar obligations, in each case to the extent permitted under the Transaction Documents; (vi) Investments received in connection with the bankruptcy, insolvency, workout or reorganization of, or settlement of delinquent accounts or disputes with, customers and suppliers, in each case in the Ordinary Course of Business; (vii) Investments consisting of loans or advances to employees, officers or directors in the Ordinary Course of Business for travel, entertainment, relocation and similar ordinary course business purposes in an aggregate outstanding amount not to exceed $150,000 at any time; (viii) Investments consisting of endorsements of negotiable instruments for deposit or collection in the Ordinary Course of Business; and (ix) other Investments not otherwise permitted by the foregoing clauses in an aggregate outstanding amount not to exceed $1,000,000 at any time; provided that, notwithstanding the foregoing, no Investment shall be permitted if, immediately before or after giving effect thereto, an Event of Default exists or would result therefrom.

(ww) “Permitted Liens” means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the Ordinary Course of Business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen’s liens, mechanics’ liens and other similar liens, arising in the Ordinary Course of Business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens (A) upon or in any equipment acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment or Indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, in either case, with respect to Indebtedness in an aggregate amount not to exceed the Applicable Default Dollar Threshold, (v) Liens incurred in connection with the extension, renewal or refinancing of the Indebtedness secured by Liens of the type described in clause (iv) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase, (vi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods, (vii) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section 4(a)(xii), (viii) Liens of a collecting bank arising in the Ordinary Course of Business under Section 4-208 of the UCC in effect in the relevant jurisdiction covering only the items being collected upon, (ix) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the Ordinary Course of Business, (x) Liens in respect of non-exclusive licenses, sublicenses and similar arrangements for the use of intellectual property granted to third parties in the Ordinary Course of Business, (xi) security deposits to public utilities or to any municipalities or governmental authority or other public authorities when required by such utility, municipality, governmental authority or other public authority in connection with the supply of services or utilities, (xii) purported Liens evidenced by the filing of precautionary UCC financing statements relating solely to operating leases of personal property entered into in the Ordinary Course of Business, (xiii) Liens existing on the Subscription Date and disclosed in the Perfection Certificates (as defined in the Securities Purchase Agreement), (xiv) Liens on fixtures (but, for the avoidance of doubt, excluding any computing or related equipment) in favor of landlords as may be provided in real property leases entered into in the Ordinary Course of Business, (xv) Liens incurred in the Ordinary Course of Business in connection with the purchase or shipping of goods or assets (and the related assets and proceeds thereof), which Liens are in favor of the seller or shipper of such goods or assets and only attach to such goods or assets and otherwise arise in the Ordinary Course of Business, and (xvi) any other Liens that are expressly subordinate to the Liens of the Collateral Agent pursuant to a written subordination agreement acceptable to the Collateral Agent and the Required Holder in their sole discretion; provided that, notwithstanding the foregoing, Permitted Liens (other than those described in clauses (i) through (iii) and (vi) through (xiii)) shall not secure Indebtedness in an aggregate outstanding amount in excess of the Applicable Default Dollar Threshold at any time.

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(xx) “Person” means an individual, a limited liability company, a limited liability partnership, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(yy) “Price Failure” means, with respect to a particular date of determination, that the VWAP of the Common Stock on such date of determination fails to exceed $12.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions occurring after the Subscription Date). All such determinations shall be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions.

(zz) “Principal Market” means The Nasdaq Global Market.

(aaa) “Redemption Notices” means, collectively, the Event of Default Redemption Notices, the Company Optional Redemption Notices, the Change of Control Redemption Notices and the Holder Redemption Notices, and each of the foregoing, individually, a “Redemption Notice.”

(bbb) “Redemption Premium” means 120%.

(ccc) “Redemption Prices” means, collectively, Event of Default Redemption Prices, the Company Optional Redemption Prices, and the Holder Redemption Prices, the Change of Control Redemption Prices, and each of the foregoing, individually, a “Redemption Price.”

(ddd) “Registration Rights Agreement” means that certain registration rights agreement executed and delivered by the Company pursuant to the Securities Purchase Agreement.

(eee) “Required Holder” means any fund, account or entity controlled or managed by Ayrton Capital LLC or any of its Affiliates, including EOT AC LLC; provided that, for all purposes of this Note and the other Transaction Documents, any reference to “the holder of Notes,” “any holder of Notes,” “each holder of Notes” or words of similar import that also refers to, or confers any right, power or discretion upon, the Required Holder shall be deemed to include the Required Holder whether or not the Required Holder is then a holder of record or beneficial owner of any Note; provided, further, that any consent, election, waiver, notice or other action given, made or taken by the Required Holder hereunder shall be binding upon all holders of Notes; and provided, further, that upon any transfer by EOT AC LLC, or any other fund or account managed by Ayrton Capital LLC or any of its Affiliates, of Notes representing a majority in aggregate principal amount of the Notes then outstanding to a transferee not controlled or managed by Ayrton Capital LLC or any of its Affiliates, such transferee (or, at such transferee’s election, its investment manager) shall automatically become the Required Holder for all purposes of this Note and the other Transaction Documents, and Ayrton Capital LLC shall thereupon cease to be the Required Holder.

(fff) “SEC” means the United States Securities and Exchange Commission or the successor thereto.

(ggg) “Securities Purchase Agreement” means that certain Securities Purchase Agreement, dated as of the Subscription Date, by and among the Private Company and the Buyers party thereto, as may be amended from time to time.

(hhh) “Security Agreement” shall have the meaning as set forth in the Securities Purchase Agreement.

(iii) “Significant Subsidiary” shall have the meaning as such term is defined in Rule 1-02 of Regulation S-X promulgated under the 1933 Act.

(jjj) “Subscription Date” shall have the meaning set forth in the preamble.

(kkk) “Subsidiaries” means, as of any date of determination, collectively, all Current Subsidiaries and all New Subsidiaries, and each of the foregoing, individually, a “Subsidiary.”

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(lll) “Subsidiary Guarantor” means each Subsidiary that has executed and delivered a Subsidiary Guaranty (or is required to execute and deliver a Subsidiary Guaranty pursuant to Section 16(o) of this Note or the terms of any other Transaction Document), in each case, in its capacity as a guarantor under such Subsidiary Guaranty

(mmm) “Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

(nnn) “Successor Entity” means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(ooo) “Trading Day” means any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price determinations relating to the Common Stock, any day on which an Eligible Market is open for trading of securities.

(ppp) “Transfer Agent” means the Company’s transfer agent.

(qqq) “Volume Failure” means, with respect to a particular date of determination, the aggregate daily dollar trading volume (as reported on Bloomberg) of the Common Stock on the Principal Market during regular market hours on such Trading Day is less than $15,000,000.

(rrr) “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 27. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

(sss) “Warrants” means the Warrants of the Company issued to the Buyers pursuant to the Securities Purchase Agreement.

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36. ABSENCE OF TRADING AND DISCLOSURE RESTRICTIONS. The Company acknowledges and agrees that the Holder is not a fiduciary or agent of the Company and that the Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of the Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that the Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.

37. CERTAIN TAX MATTERS. All payments to be made by the Company under this Note (whether in cash or in shares of Common Stock) shall be made without any Tax Deduction (as defined below) unless a Tax Deduction is required by law. The Company shall promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Holder accordingly. If a Tax Deduction is required by law to be made by the Company, the amount of the payment due from the Company under this Note shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due under this Note if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law. Within thirty (30) days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Company shall deliver to the Holder evidence reasonably satisfactory to the Holder that the Tax Deduction has been made and that any appropriate payment has been paid to the relevant taxing authority. For greater certainty, (i) this Section 37 applies to all payments, whether in the form of cash, shares of Common Stock or otherwise, made under this Note, and (ii) the Company is obligated to indemnify the Holder pursuant to this Section 37 in the event that a Tax Deduction is required in respect of any payment to be made to the Holder under this Note and the Company and/or its Subsidiaries fail to comply with this Section 37. For purposes of this Section 37, “Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same) and “Tax Deduction” means any deduction or withholding for or on account of any Tax.

[signature page follows]

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IN WITNESS WHEREOF, EigenQ Holdings, Inc. has caused this Note to be duly executed as of the Issuance Date set out above.

EigenQ Holdings, Inc.

By:
Name:
Title:

Senior Secured Convertible Note - Signature Page

EXHIBIT I

EIGENQ HOLDINGS, INC.
CONVERSION NOTICE

Reference is made to the Senior Secured Convertible Note (the “Note”) issued to the undersigned by EigenQ Holdings, Inc., a Delaware corporation (the “Company”). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into shares of Common Stock, $[0.0001] par value per share (the “Common Stock”), of the Company, as of the date specified below. Capitalized terms not defined herein shall have the meaning as set forth in the Note.

Date of

Conversion: _____________

Aggregate Principal to be converted: ___________

Aggregate accrued and unpaid Interest and accrued and unpaid Late Charges with respect to such portion of the Aggregate Principal and such Aggregate Interest to be converted: _____________

AGGREGATE CONVERSION AMOUNT
TO BE CONVERTED: _____________

Please confirm the following information:

Conversion Price: ___________

Number of shares of Common Stock to be issued: _____________

Please issue the Common Stock into which the Note is being converted to Holder, or for its benefit, as follows:

☐ Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to: _____________

_____________

_____________

☐ Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant: _____________

DTC Number: _____________

Account Number: _____________

Date: _____________ __, ____________

Name of Registered Holder

By:
Name:
Title:

Tax ID:______________________________

E-mail Address:

Exhibit II

ACKNOWLEDGMENT

EigenQ Holdings, Inc. hereby acknowledges this Conversion Notice and hereby directs _________________ to issue the above indicated number of shares of Common Stock in accordance with the Irrevocable Transfer Agent Instructions dated _____________, 20__ from the Company and acknowledged and agreed to by ________________________.

EIGENQ HOLDINGS, INC.

By:
Name:
Title:

Exhibit 10.4

[FORM OF SENIOR SECURED CONVERTIBLE NOTE]

THIS NOTE HAS BEEN ISSUED WITH A 10% ORIGINAL ISSUE DISCOUNT. PURSUANT TO TREASURY REGULATION §1.1275-3(b)(1), ___________, A REPRESENTATIVE OF THE COMPANY WILL, BEGINNING TEN DAYS AFTER THE ISSUANCE DATE OF THIS NOTE, PROMPTLY MAKE AVAILABLE TO THE HOLDER UPON REQUEST THE INFORMATION DESCRIBED IN TREASURY REGULATION §1.1275-3(b)(1)(i). ________________ MAY BE REACHED AT TELEPHONE NUMBER _______________.

EigenQ Holdings, Inc.

Senior Secured Convertible Note

Issuance Date: [●] 202_	Original Principal Amount: U.S. $[●]

FOR VALUE RECEIVED, EigenQ Holdings, Inc., a Delaware corporation (the “Company”), hereby promises to pay to the order of EOT AC LLC or its registered assigns (“Holder”) the amount set forth above as the Original Principal Amount (as reduced in accordance with the terms hereof whether pursuant to conversion, redemption or otherwise or as increased by any PIK Interest Amount (as defined below), the “Principal”) when due, whether upon the Maturity Date, or upon acceleration, or otherwise (in each case in accordance with the terms hereof) and to pay interest (“Interest”) on any outstanding Principal at the applicable Interest Rate (as defined below) from the date set forth above as the Issuance Date (the “Issuance Date”) until the same becomes due and payable, whether upon the Maturity Date or upon acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Senior Secured Convertible Note (including all Senior Secured Convertible Notes issued in exchange, transfer or replacement hereof, this “Note”) is one of an issue of Senior Secured Convertible Notes issued in exchange for the Secured Promissory Notes (the “Private Company Notes”) of EigenQ, Inc., a Delaware corporation (the “Private Company”), upon the Business Combination Closing, which Private Company Notes were originally issued pursuant to the Securities Purchase Agreement, dated as of _________, 2026 (the “Subscription Date”), by and among the Company, the Private Company and the investors (the “Buyers”) referred to therein, as may be amended from time to time (collectively, the “Notes”, and such other Senior Secured Convertible Notes, the “Other Notes”). The Company and Holder acknowledge that the Original Principal Amount of this Note as of the Issuance Date shall be as set forth above, which includes a [____________]_Dollars ($______) original issue discount. For the avoidance of doubt, the Notes shall be deemed issued pursuant to the Securities Purchase Agreement. Certain capitalized terms used herein are defined in Section 35 and, in addition, capitalized terms used herein but not otherwise defined herein shall have the meanings given such terms in the Securities Purchase Agreement.

1. PAYMENTS OF PRINCIPAL. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges (as defined in Section 28(c)) on such Principal and Interest and other amounts due and payable under this Note and the other Transaction Documents. Other than as specifically permitted by this Note, the Company may not prepay any portion of the outstanding Principal, accrued and unpaid Interest or accrued and unpaid Late Charges on Principal and Interest, if any. Notwithstanding anything herein to the contrary, with respect to any conversion or redemption hereunder, as applicable, the Company shall convert or redeem, as applicable, first, all accrued and unpaid Late Charges on any Principal and Interest hereunder and under any other Notes held by the Holder and all other amounts owed to the Holder under this Note and any other Transaction Document, second, all accrued and unpaid Interest hereunder and under any other Notes held by such Holder, third, all other amounts (other than Principal) outstanding under any other Notes held by such Holder and, fourth, all Principal outstanding hereunder and under any other Notes held by such Holder.

2. INTEREST; INTEREST RATE.

(a) The Company shall pay Interest on the Principal hereof, which shall accrue beginning on the Issuance Date at a rate equal to (i) eight percent (8%) per annum for any Interest paid in cash (the “Cash Interest Rate”) and (ii) ten percent (10%) per annum for any Interest paid in kind by adding such accrued and unpaid Interest to the outstanding Principal of this Note (the “PIK Interest Rate” and, together with the Cash Interest Rate, as applicable, the “Interest Rate”), in each case computed on the basis of the actual number of days elapsed and a year of 365 days from the Issuance Date until the Principal amount and all Interest accrued thereon are paid, redeemed or converted, as provided herein. Interest shall be due and payable monthly in arrears on the last Business Day (as defined below) of each calendar month (each, an “Interest Date”). On each Interest Date, the Company may elect to pay the Interest accrued during the applicable Interest period then ending either (A) in cash at the Cash Interest Rate or (B) in kind at the PIK Interest Rate by adding the amount of such accrued and unpaid Interest (the “PIK Interest Amount”) to the outstanding Principal of this Note, whereupon such PIK Interest Amount shall constitute Principal hereunder and thereafter shall bear Interest as Principal. The Company shall provide the Holder written notice of any election to pay Interest in kind not less than five (5) Business Days before the applicable Interest Date; provided that the Company may indicate in such written notice that the election contained therein shall apply to future Interest Dates until revised by a subsequent written notice. Subject to the foregoing, if the Company fails to timely deliver such written notice for any Interest Date, the Company shall pay all Interest due on such Interest Date in cash at the Cash Interest Rate.

(b) Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate and be payable by way of inclusion of the Interest in the Conversion Amount (as defined below) on each Conversion Date (as defined below) in accordance with Section 3(b)(i) or upon any redemption in accordance with Section 14 or any required payment upon any Bankruptcy Event of Default (as defined below). From and after the occurrence and during the continuance of any Event of Default (as defined below), the Interest Rate shall automatically be increased to a rate equal to the applicable Interest Rate plus three (3) percentage points (the “Default Rate”). In the event that such Event of Default is subsequently cured (and no other Event of Default then exists, including, without limitation, for the Company’s failure to pay such Interest at the Default Rate on the applicable Interest Date), the adjustment referred to in the preceding sentence shall cease to be effective as of the calendar day immediately following the date of such cure; provided that the Interest as calculated and unpaid at such Default Rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of such cure of such Event of Default.

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3. CONVERSION OF NOTES. At any time or times on or after the Issuance Date, this Note shall be convertible into validly issued, fully paid and non-assessable shares of Common Stock (as defined below), on the terms and conditions set forth in this Section 3.

(a) Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount into validly issued, fully paid and non-assessable shares of Common Stock in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance upon conversion would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent (as defined below)) that may be payable with respect to the issuance and delivery of Common Stock upon conversion of any Conversion Amount.

(b) Conversion Rate. The number of shares of Common Stock issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the “Conversion Rate”).

(i) “Conversion Amount” means the sum of (A) the portion of the Principal of this Note to be converted, redeemed or otherwise with respect to which this determination is being made, (B) accrued and unpaid Interest with respect to such Principal of this Note, (C) accrued and unpaid Late Charges with respect to such Principal of this Note and Interest, and (D) any other unpaid amounts pursuant to this Note and the Transaction Documents, if any; provided, that for purposes of calculating the Conversion Amount with respect to any conversion occurring prior to the Interest Date for the then-current Interest period, accrued and unpaid Interest for such period shall be computed at the PIK Interest Rate.

(ii) “Conversion Price” means, as of any Conversion Date or other date of determination, $12.00 per share, subject to adjustment as provided herein.

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(c) Mechanics of Conversion.

(i) Optional Conversion. To convert any Conversion Amount into shares of Common Stock on any date (a “Conversion Date”), the Holder shall deliver (whether via electronic mail or otherwise), for receipt on or prior to 11:59 p.m., New York time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (each, a “Conversion Notice”) to the Company. If required by Section 3(c)(iv), within one (1) Trading Day (as defined below) following a conversion of this Note as aforesaid, the Holder shall surrender this Note to a nationally recognized overnight delivery service for delivery to the Company (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction as contemplated by Section 22(b)). On the date of receipt of a Conversion Notice, the Company shall transmit by electronic mail an acknowledgment, in the form attached hereto as Exhibit II, of confirmation of receipt of such Conversion Notice (an “Acknowledgement”) to the Holder and the Transfer Agent which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein. On or before the first (1st) Trading Day following the date on which the Company has received a Conversion Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade initiated on the applicable Conversion Date of such shares of Common Stock issuable pursuant to such Conversion Notice) (the “Share Delivery Deadline”), the Company shall (1) provided that the Transfer Agent is participating in FAST (as defined below), credit such aggregate number of shares of Common Stock to which the Holder shall be entitled pursuant to such conversion to the Holder’s or its designee’s balance account with DTC (as defined below) through its Deposit/Withdrawal at Custodian system or (2) if the Transfer Agent is not participating in FAST, upon the request of the Holder, issue and deliver (via reputable overnight courier) to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled pursuant to such conversion. If this Note is physically surrendered for conversion pursuant to Section 3(c)(iv) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than two (2) Business Days after receipt of this Note and at its own expense, issue and deliver to the Holder (or its designee) a new Note (in accordance with Section 22(d)) representing the outstanding Principal not converted; provided, that during such period the Holder shall be permitted to convert such new Note regardless of the date the actual certificate evidencing such new Note is delivered to the Holder (or its designee). The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date, provided, that the Holder shall be deemed to have waived any voting rights of any such Common Stock, that may arise with respect to the period commencing on such Conversion Date, through, and including, such applicable Share Delivery Deadline (each, a “Conversion Period”), as necessary, such that the aggregate voting rights of any Common Stock beneficially owned by the Holder and/or any Attribution Parties (as defined below), collectively, on any date of determination shall not exceed the Maximum Percentage (as defined below) as a result of any such conversion of this Note. The issuance of up to [__________] shares of Common Stock upon conversion of this Note (the “Initial Conversion Share Amount”) have been registered pursuant to the Business Combination Registration Statement and, accordingly, the Company acknowledges and agrees that Conversion Shares which are not in excess of such amount shall be issued without any restrictive legend. With respect to any Conversion Shares in excess of the Initial Conversion Share Amount, so long as (A) a registration statement covering the resale of such Conversion Shares is effective and available for use under the Registration Rights Agreement or otherwise or (B) the Conversion Shares are eligible for sale pursuant to Rule 144 promulgated under the 1933 Act without the need for registration under any applicable federal or state securities laws (in each case, disregarding any limitation on conversion of the Notes, other issuance of securities with respect to the Notes) and no Current Public Information Failure (as defined in the Registration Rights Agreement) exists or is continuing, the Company shall issue such Conversion Shares without any restrictive legend.

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(ii) Forced Conversion. Notwithstanding anything herein to the contrary, if after the Issuance Date, the VWAP for each of any fifteen (15) consecutive Trading Days (such period the “Threshold Period”), exceeds $18.00 per share (as adjusted for share splits, share dividends, share combinations, recapitalizations and similar events), the Company may, within 1 Trading Day after the end of any such Threshold Period, deliver a written notice to the Holder (a “Forced Conversion Notice” and the date such notice is delivered to the Holder, the “Forced Conversion Notice Date”) to cause the Holder to convert all or part of the then outstanding Conversion Amount specified in the Forced Conversion Notice, but subject at all times to the beneficial ownership limitation set forth in Section 3(d), it being agreed that the “Conversion Date” for purposes of Section 3(c)(i) shall be deemed to occur on the fifteenth (15th) Trading Day following the Forced Conversion Notice Date (such fifteenth (15th) Trading Day, the “Forced Conversion Date”). The Company may not deliver a Forced Conversion Notice, and any Forced Conversion Notice delivered by the Company shall not be effective, unless all of the Equity Conditions are met (unless waived in writing by the Holder) on each Trading Day occurring during the period commencing on the first Trading Day of the Threshold Period and ending on (and including) the Forced Conversion Date (the “Forced Conversion Period”). The delivery of a Forced Conversion Notice by the Company shall be a deemed certification that the Equity Conditions have been satisfied during the Threshold Period. If an Equity Conditions Failure shall occur during the Forced Conversion Period then the Forced Conversion Notice shall automatically be deemed withdrawn. Any Forced Conversion shall be applied ratably to all Holders based on the aggregate Conversion Amount of the Notes then outstanding and held by each Holder and any voluntary conversions by a Holder during the Forced Conversion Period shall be applied against the Holder’s pro rata allocation, and the Conversion Amount subject to the Forced Conversion Notice shall be automatically reduced, on a dollar-for-dollar basis, by the Conversion Amount of any voluntary conversions effected by the Holder at any time during the Forced Conversion Period (including, for the avoidance of doubt, any voluntary conversions effected on or after the first Trading Day of the Threshold Period, whether prior to or following the Forced Conversion Notice Date), and in no event shall the Conversion Amount forcibly converted hereunder exceed the Conversion Amount then outstanding under this Note. For purposes of clarification, a Forced Conversion shall be subject to all of the provisions of this Section 3, and nothing in this Section 3(c)(ii) shall limit, delay or otherwise restrict the right of the Holder to convert this Note pursuant to Section 3, in whole or in part, at any time and from time to time, including at any time during the Threshold Period or the Forced Conversion Period, at the Conversion Price then in effect.

(iii) Company’s Failure to Timely Convert. If the Company shall fail, for any reason or for no reason, on or prior to the applicable Share Delivery Deadline, either if the Transfer Agent is not participating in FAST, to issue and deliver to the Holder (or its designee) a certificate for the number of shares of Common Stock to which the Holder is entitled and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in FAST, to credit the balance account of the Holder or the Holder’s designee with DTC for such number of shares of Common Stock to which the Holder is entitled upon the Holder’s conversion of this Note (a “Conversion Failure”), then, in addition to all other remedies available to the Holder, (1) the Company shall pay in cash to the Holder on each day after such Share Delivery Deadline that the issuance of such shares of Common Stock is not timely effected an amount equal to 1% of the product of (A) the sum of the number of shares of Common Stock not issued to the Holder on or prior to the Share Delivery Deadline and to which the Holder is entitled, multiplied by (B) the highest reported price for the Common Stock (as reported by Bloomberg) on the applicable Conversion Date, and (2) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned (as the case may be) any portion of this Note that has not been converted pursuant to such Conversion Notice, provided that the voiding of a Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(iii) or otherwise. In addition to the foregoing, if on or prior to the Share Delivery Deadline, if the Transfer Agent is not participating in FAST, the Company shall fail to issue and deliver to the Holder (or its designee) a certificate and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in FAST, the Transfer Agent shall fail to credit the balance account of the Holder or the Holder’s designee with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s conversion hereunder, and if on or after such Share Delivery Deadline the Holder purchases or otherwise acquires (in an open market transaction, stock loan or otherwise, and whether by the Holder or by any other Person in respect, or on behalf, of the Holder) shares of Common Stock to deliver in satisfaction of a sale by the Holder of shares of Common Stock issuable upon such conversion that the Holder is entitled to receive from the Company and has not received from the Company in connection with such Conversion Failure (a “Buy-In”), then, in addition to all other remedies available to the Holder, the Company shall, within two (2) Business Days after receipt of the Holder’s written notice delivered pursuant to this Section, (A) pay in cash to the Holder (in addition to any other remedies available to or elected by the Holder) the amount, if any, by which (x) the Holder’s total purchase price or cost of acquisition (including any brokerage commissions, stock loan costs and other out-of-pocket expenses) for the shares of Common Stock so purchased or acquired exceeds (y) the product of (1) the aggregate number of shares of Common Stock that the Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of the Holder, either reissue (if surrendered) this Note in a principal amount equal to the principal amount of the attempted conversion (in which case such conversion shall be deemed rescinded) or deliver to the Holder the number of shares of Common Stock that would have been issued if the Company had timely complied with its delivery requirements under Section 3. For example, if the Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of this Note with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock (or to electronically deliver such shares of Common Stock) upon the conversion of this Note as required pursuant to the terms hereof.

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(iv) Registration; Book-Entry. The Company shall maintain a register (the “Register”) for the recordation of the names and addresses of the holders of the Notes and the principal amount of the Notes held by such holders (the “Registered Notes”). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes (including, without limitation, the right to receive payments of Principal and Interest hereunder) notwithstanding notice to the contrary. A Registered Note may be assigned, transferred or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a written request to assign, transfer or sell all or part of any Registered Note by the holder thereof, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 22, provided that if the Company does not so record an assignment, transfer or sale (as the case may be) of all or part of any Registered Note within two (2) Business Days of such a request, then the Register shall be automatically deemed updated to reflect such assignment, transfer or sale (as the case may be). Notwithstanding anything to the contrary set forth in this Section 3, following conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted (in which event this Note shall be delivered to the Company following conversion thereof as contemplated by Section 3 or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice)) requesting reissuance of this Note upon physical surrender of this Note. The Holder and the Company shall maintain records showing the Principal, Interest and Late Charges converted and/or paid (as the case may be) and the dates of such conversions, and/or payments (as the case may be) or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion. If the Company does not update the Register to record such Principal, Interest and Late Charges converted and/or paid (as the case may be) and the dates of such conversions, and/or payments (as the case may be) within two (2) Business Days of such occurrence, then the Register shall be automatically deemed updated to reflect such occurrence.

(v) Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one holder of the Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of the Notes electing to have Notes converted on such date a pro rata amount of such holder’s portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of shares of Common Stock issuable to the Holder in connection with a conversion of this Note, the Company shall issue to the Holder the number of shares of Common Stock not in dispute and resolve such dispute in accordance with Section 27.

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(d) Limitations on Conversions. The Company shall not effect the conversion of any portion of this Note, and the Holder shall not have the right to convert any portion of this Note pursuant to the terms and conditions of this Note and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, the Holder together with the other Attribution Parties collectively would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the shares of Common Stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by the Holder and the other Attribution Parties shall include the number of shares of Common Stock held by the Holder and all other Attribution Parties plus the number of shares of Common Stock issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude shares of Common Stock which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred stock or warrants, including, without limitation, the Warrants) beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 3(d). For purposes of this Section 3(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. For purposes of determining the number of outstanding shares of Common Stock the Holder may acquire upon the conversion of this Note without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of shares of Common Stock outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from the Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall notify the Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Conversion Notice would otherwise cause the Holder’s beneficial ownership, as determined pursuant to this Section 3(d), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of shares of Common Stock to be purchased pursuant to such Conversion Notice. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of shares of Common Stock to the Holder upon conversion of this Note results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which the Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares. Upon delivery of a written notice to the Company, the Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such written notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties and not to any other holder of the Other Notes that is not an Attribution Party of the Holder. For purposes of clarity, the shares of Common Stock issuable pursuant to the terms of this Note in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to convert this Note pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3(d) to the extent necessary to correct this paragraph (or any portion of this paragraph) which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 3(d) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived or amended and shall apply to a successor holder of this Note.

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(e) VWAP Reset. On the nine (9) month anniversary of the Issuance Date and each successive nine (9) month anniversary thereof (or, if any such day is not a Trading Day, the first Trading Day thereafter) (each, a “Reset Date”), the Conversion Price shall be reset to the lowest daily VWAP during the five (5) Trading Days ending on, and including, the Trading Day immediately preceding the applicable Reset Date (such period, the “Reset Measuring Period,” and such price, the “Reset Price”), but not below the Floor Price. If the Reset Price with respect to any Reset Date is below both the Floor Price then in effect and the Conversion Price then in effect (a “Floor Price Condition”), the Conversion Price shall reset to the Floor Price on such Reset Date, and the Company shall, by written notice delivered to the Holder no later than 5:30 p.m., New York time, on the last Trading Day of the applicable Reset Measuring Period (an “Election Notice”), irrevocably elect to either (a) reduce the Conversion Price to the Reset Price determined without regard to the Floor Price and reduce the Floor Price to such Reset Price, in each case effective as of such Reset Date, (b) recalculate the Reset Price as of the ninetieth (90th) calendar day following such Reset Date (or, if such day is not a Trading Day, the first Trading Day thereafter) (the “Recalculation Date”), with such recalculation made as if the Recalculation Date were the Reset Date (including, for the avoidance of doubt, by reference to the five (5) Trading Days ending on, and including, the Trading Day immediately preceding the Recalculation Date), or (c) provide the Holder with the option to redeem this Note in accordance with Section 10. Each Election Notice shall set forth (i) the applicable Reset Date, (ii) the Reset Price determined without regard to the Floor Price, (iii) the Floor Price and the Conversion Price then in effect and (iv) the Company’s election pursuant to clause (a), (b) or (c) above. If the Company fails to timely deliver an Election Notice with respect to any Reset Date on which a Floor Price Condition exists, the Company shall be deemed to have irrevocably elected clause (a) above with respect to such Reset Date.

If the Company elects clause (b) above with respect to any Reset Date, then: (x) if the Reset Price as recalculated as of the Recalculation Date is equal to or greater than the Floor Price then in effect, the Conversion Price shall be reduced to such recalculated Reset Price effective as of the Recalculation Date (but in no event increased); and (y) if the Reset Price as so recalculated is below both the Floor Price then in effect and the Conversion Price then in effect, the Company shall, by written notice delivered to the Holder no later than 5:30 p.m., New York time, on the last Trading Day of the recalculation measuring period described in clause (b) above, irrevocably elect to either (1) reduce the Conversion Price to such recalculated Reset Price determined without regard to the Floor Price and reduce the Floor Price to such recalculated Reset Price, in each case effective as of the Recalculation Date, or (2) provide the Holder with the option to redeem this Note in accordance with Section 10. If the Company fails to timely deliver such notice, the Company shall be deemed to have irrevocably elected clause (1) above. The Company may not elect to recalculate the Reset Price pursuant to clause (b) more than once with respect to any Reset Date.

Any reset or adjustment to the Conversion Price pursuant to this Section 3(e) shall be automatic and self-operative as of the applicable Reset Date or Recalculation Date, as applicable, and no notice, certification or other action by the Company or the Holder shall be required for such reset or adjustment to become effective. From and after the applicable Reset Date or Recalculation Date, as applicable, the Holder shall be entitled to use the Conversion Price as so reset or adjusted (including, if applicable, pursuant to any election or deemed election hereunder) for purposes of any conversion of this Note, whether or not the Company has delivered any Election Notice or other notice with respect thereto. Any election (or deemed election) pursuant to this Section 3(e) shall be made identically and simultaneously with respect to this Note and all Other Notes, and each Election Notice shall be delivered simultaneously to all holders of the Notes and Other Notes and shall certify the same. Any election made in violation of this paragraph shall be null and void ab initio and the Company shall be deemed to have irrevocably elected clause (a) above (or, at a Recalculation Date, clause (1) above) with respect to this Note. No reset pursuant to this Section 3(e) shall increase the Conversion Price then in effect. No adjustment to the Conversion Price pursuant to Section 8 shall be subject to, or limited by, the Floor Price. If any adjustment pursuant to Section 8 and any reset pursuant to this Section 3(e) would become effective on the same date, the Section 8 adjustment shall be given effect first, and the Reset Price, the existence of a Floor Price Condition and the Conversion Price then in effect shall each be determined after giving effect thereto.

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4. RIGHTS UPON EVENT OF DEFAULT.

(a) Event of Default. Each of the following events shall constitute an “Event of Default” and each of the events in clauses (ix), (x) and (xi) shall constitute a “Bankruptcy Event of Default”:

(i) the failure of the applicable Registration Statement (as defined in the Registration Rights Agreement) to be filed with the SEC on or prior to the date that is ten (10) days after the applicable Filing Deadline (as defined in the Registration Rights Agreement) or the failure of the applicable Registration Statement to be declared effective by the SEC on or prior to the date that is ten (10) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement);

(ii) while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or such Registration Statement (or the prospectus contained therein) is unavailable to any holder of Registrable Securities (as defined in the Registration Rights Agreement) for sale of all of such holder’s Registrable Securities in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of ten (10) consecutive days or for more than an aggregate of fifteen (15) days in any 365-day period (excluding days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

(iii) the suspension from trading or the failure of the Common Stock to be trading or listed (as applicable) on an Eligible Market for a period of five (5) consecutive Trading Days;

(iv) the Company’s (A) failure to cure a Conversion Failure or a Delivery Failure (as defined in the Warrants) by delivery of the required number of shares of Common Stock within five (5) Trading Days after the applicable Conversion Date or exercise date (as the case may be) or (B) notice, written or oral, to any holder of the Notes or Warrants, including, without limitation, by way of public announcement or through any of its agents, at any time, of its intention not to comply, as required, with a request for conversion of any Notes into shares of Common Stock that is requested in accordance with the provisions of the Notes, other than pursuant to Section 3(d), or a request for exercise of any Warrants for shares of Common Stock in accordance with the provisions of the Warrants;

(v) except to the extent the Company is in compliance with Section 13(b) below, at any time following the twentieth (20) consecutive day that the Holder’s Authorized Share Allocation (as defined in Section 13(a) below) is less than the sum of (A) the number of shares of Common Stock that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise) and (B) the number of shares of Common Stock that the Holder would be entitled to receive upon exercise in full of the Holder’s Warrants (without regard to any limitations on exercise set forth in the Warrants);

(vi) the Company’s or any Subsidiary’s failure to pay to the Holder any amount of Principal, Interest, Late Charges or other amounts when and as due under this Note (including, without limitation, the Company’s or any Subsidiary’s failure to pay any redemption payments or amounts hereunder) or any other Transaction Document or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby, which failure continues for five (5) Trading Days in the case of Principal, or ten (10) Trading Days in the case of any other amount;

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(vii) [Intentionally Omitted];

(viii) the occurrence of any default under, redemption of or acceleration prior to maturity of at least an aggregate of $3,000,000 (as applicable, the “Applicable Default Dollar Threshold”) of Indebtedness of the Company or any of its Subsidiaries, other than with respect to any Other Notes;

(ix) bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any Significant Subsidiary and, if instituted against the Company or any Subsidiary by a third party, shall not be dismissed within forty-five (45) days of their initiation;

(x) the commencement by the Company or any Significant Subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Company or any Subsidiary in furtherance of any such action or the taking of any action by any Person to commence a Uniform Commercial Code foreclosure sale or any other similar action under federal, state or foreign law;

(xi) the entry by a court of competent jurisdiction (i) a decree, order, judgment or other similar document in respect of the Company or any Significant Subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or (ii) a decree, order, judgment or other similar document adjudging the Company or any Significant Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Company or any Significant Subsidiary under any applicable federal, state or foreign law or (iii) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of forty-five (45) consecutive days;

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(xii) a final judgment or judgments for the payment of money aggregating in excess of the Applicable Default Dollar Threshold are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay; provided, however, any judgment which is covered by insurance or an indemnity from a creditworthy party shall not be included in calculating the Applicable Default Dollar Threshold amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company or such Subsidiary (as the case may be) will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

(xiii) the Company and/or any Subsidiary, individually or in the aggregate, fails to pay, when due, or within any applicable grace period, any payment with respect to any Indebtedness in excess of the Applicable Default Dollar Threshold due to any third party or is otherwise in breach or violation of any agreement for monies owed or owing in an amount in excess of the Applicable Default Dollar Threshold, which breach or violation permits the other party thereto to declare a default or otherwise accelerate amounts due thereunder;

(xiv) other than as specifically set forth in another clause of this Section 4(a), the Company or any Subsidiary breaches any representation or warranty, or any covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of ten (10) Trading Days;

(xv) a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that either (A) the Equity Conditions are satisfied, (B) there has been no Equity Conditions Failure, (C) as to whether any Event of Default has occurred or (D) there are no Redemption Blocking Conditions; provided that if the Company promptly corrects such certification prior to the Buyer having acted in reliance on such certification, this Section 4(a)(xv) shall not be applicable;

(xvi) any breach or failure in any respect by the Company or any Subsidiary to comply with any provision of Section 16 of this Note;

(xvii) [Intentionally Omitted];

(xviii) [Intentionally Omitted];

(xix) the occurrence of any event, for any reason, pursuant to which Dr. José R. Rosas-Bustos ceases to serve as Chief Executive Officer of the Company or Dr. Jesse Van Griensven Thé ceases to serve as Chairman of the Company (whether as a result of death, disability or incapacity, resignation, termination (with or without cause), removal, or otherwise), in each case without the prior written consent of the Required Holder; provided, that a cessation resulting solely from a leave of absence shall not constitute an Event of Default under this clause (xix) unless such individual has not resumed serving in such capacity within forty-five (45) calendar days of the commencement of such leave;

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(xx) any Material Adverse Effect occurs;

(xxi) any provision of any Transaction Document (including, without limitation, the Security Documents and the Subsidiary Guaranties) shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the parties thereto in any material respect, or the validity or enforceability of any Transaction Document thereof shall be contested by the Company or any Subsidiary, or a proceeding shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof (provided, that in the case of a proceeding commenced solely by a governmental authority and not at the request or with the support of the Company or any Subsidiary, such proceeding shall have remained undismissed and unstayed for thirty (30) calendar days), or the Company or any Subsidiary shall deny in writing that it has any liability or obligation created under any Transaction Document (including, without limitation, the Security Documents and the Subsidiary Guaranties); provided, further, that any cessation, contest, proceeding or denial affecting (A) any payment, redemption or repurchase obligation of the Company, (B) the Holder’s conversion rights, (C) the ranking or priority of the Notes, (D) the validity of any Lien created or purported to be created under the Security Documents, or (E) the obligations of any Subsidiary Guarantor under the Subsidiary Guaranties, shall be deemed to be material for all purposes of this clause;

(xxii) any Security Documents shall for any reason fail or cease to create a separate valid and perfected and, except to the extent permitted by the terms hereof or thereof, first priority Lien on the Collateral (as defined in the Security Documents) in favor of the Collateral Agent or any material provision of any Security Documents shall at any time for any reason cease to be valid and binding on or enforceable against the Company or the validity or enforceability thereof shall be contested by any party thereto, or a proceeding shall be commenced by the Company or any governmental authority having jurisdiction over the Company, seeking to establish the invalidity or unenforceability thereof;

(xxiii) any material damage to, or loss, theft or destruction of, any Collateral, whether or not insured, or any strike, lockout, labor dispute, embargo, condemnation, act of God or public enemy, or other casualty which causes, for more than thirty (30) consecutive days, the cessation or substantial curtailment of revenue producing activities at any facility of the Company or any Subsidiary, if any such event or circumstance would reasonably be expected to have a Material Adverse Effect; or

(xxiv) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

(b) Notice of an Event of Default; Redemption Right. Upon the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall within one (1) Business Day after the occurrence of such Event of Default deliver written notice thereof via electronic mail and overnight courier (with next day delivery specified) (an “Event of Default Notice”) to the Holder. At any time after the earlier of the Required Holder’s receipt of an Event of Default Notice and the Required Holder becoming aware of an Event of Default and ending (such ending date, the “Event of Default Right Expiration Date”) on the tenth (10th) Trading Day after the later of (x) the date such Event of Default is cured and (y) the Holder’s receipt of an Event of Default Notice that includes (I) a reasonable description of the applicable Event of Default, (II) a certification as to whether, in the opinion of the Company, such Event of Default is capable of being cured and, if applicable, a reasonable description of any existing plans of the Company to cure such Event of Default and (III) a certification as to the date the Event of Default occurred and, if cured on or prior to the date of such Event of Default Notice, the applicable Event of Default Right Expiration Date, the Required Holder may require the Company to redeem (regardless of whether such Event of Default has been cured on or prior to the Event of Default Right Expiration Date) all or any portion of this Note by delivering written notice thereof (the “Event of Default Redemption Notice”) to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Required Holder(s) is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (A) the Conversion Amount to be redeemed multiplied by (B) the Redemption Premium and (ii) the product of (X) the Conversion Rate with respect to the Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice multiplied by (Y) the product of (1) the Redemption Premium multiplied by (2) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date immediately preceding such Event of Default and ending on the date the Company makes the entire payment required to be made under this Section 4(b) (the “Event of Default Redemption Price”). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 14. To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 4(b) until the Event of Default Redemption Price (together with any Late Charges thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 4(b) (together with any Late Charges thereon) may be converted, in whole or in part, by the Holder into Common Stock pursuant to the terms of this Note. In the event of the Company’s redemption of any portion of this Note under this Section 4(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 4(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty. Any redemption upon an Event of Default shall not constitute an election of remedies by the Holder, and all other rights and remedies of the Holder shall be preserved.

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(c) Mandatory Redemption upon Bankruptcy Event of Default. Notwithstanding anything to the contrary herein, and notwithstanding any conversion that is then required or in process, upon any Bankruptcy Event of Default, whether occurring prior to or following the Maturity Date, the Company shall immediately pay to the Holder an amount in cash representing (i) all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges on such Principal and Interest, multiplied by (ii) the Redemption Premium, in addition to any and all other amounts due hereunder, without the requirement for any notice or demand or other action by the Holder or any other person or entity, provided that the Holder may, in its sole discretion, waive such right to receive payment upon a Bankruptcy Event of Default, in whole or in part, and any such waiver shall not affect any other rights of the Holder hereunder, including any other rights in respect of such Bankruptcy Event of Default, any right to conversion, and any right to payment of the Event of Default Redemption Price or any other Redemption Price, as applicable.

(d) Required Holder; Control of Remedies. Notwithstanding anything herein or in any other Transaction Document to the contrary, (i) no holder of Notes other than the Required Holder shall be entitled to deliver an Event of Default Redemption Notice, declare or demand payment of any amount by reason of an Event of Default, exercise any right or remedy under this Section 4 or any Security Document, direct the Collateral Agent, or commence any suit, action or proceeding to enforce this Note or realize upon any Collateral, in each case without the prior written consent of the Required Holder, and any action taken in violation of this clause (i) shall be null and void ab initio; and (ii) the Required Holder may, on behalf of and binding upon all holders of the Notes, waive any Event of Default and rescind and annul any acceleration and its consequences; provided, that no such waiver or rescission shall extend to any subsequent or other Event of Default or impair any right consequent thereon.

5. RIGHTS UPON FUNDAMENTAL TRANSACTION.

(a) Assumption. The Company shall not enter into or be party to a Fundamental Transaction (as defined below) unless (i) the Successor Entity (as defined below) assumes in writing all of the obligations of the Company under this Note, the Other Notes and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance reasonably satisfactory to the Required Holder and approved by the Required Holder prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts then outstanding and the interest rates of the Notes held by such holder, having similar conversion rights as the Notes and having similar ranking and security to the Notes, and satisfactory to the Holder and (ii) solely in the case of a Fundamental Transaction that constitutes a Change of Control, the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of a Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of such Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property (except such items still issuable under Sections 6 and 18, which shall continue to be receivable thereafter)) issuable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares of the publicly traded common stock (or their equivalent) of the Successor Entity (including its Parent Entity) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of this Note), as adjusted in accordance with the provisions of this Note. Notwithstanding the foregoing, the Required Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 5(a) to permit the Fundamental Transaction without the assumption of this Note, provided, that no such waiver shall constitute a waiver of any Event of Default arising from such Fundamental Transaction or of the Holder’s right to require redemption of this Note in connection therewith, in each case unless expressly stated in such written notice. The provisions of this Section 5 shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of this Note. For the avoidance of doubt, nothing in this Section 5(a) shall be deemed implied consent to any Fundamental Transaction otherwise prohibited by the terms of this Note or the other Transaction Documents or that would constitute an Event of Default hereunder.

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(b) Notice of a Change of Control; Redemption Right. Not later than ten (10) Trading Days prior to the consummation of a Change of Control, the Company shall deliver written notice thereof via electronic mail and overnight courier to the Holder (a “Change of Control Notice”). At any time on or prior to the twentieth (20th) Trading Day after the later of (A) the consummation of such Change of Control and (B) the Holder’s receipt of the Change of Control Notice, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (a “Change of Control Redemption Notice”) to the Company, specifying the Conversion Amount the Holder is electing to redeem. The portion of this Note so submitted shall be redeemed by the Company in cash at a price equal to the greater of (i) the product of the Change of Control Redemption Premium multiplied by the Conversion Amount being redeemed and (ii) the aggregate consideration the Holder would have been entitled to receive in such Change of Control in respect of the shares of Common Stock issuable upon conversion in full of such Conversion Amount (without regarding to any limitations on conversion set forth herein) at the Conversion Price then in effect (with any non-cash consideration valued at its fair market value as of the Change of Control Date) (the “Change of Control Redemption Price”). Redemptions required by this Section 5(b) shall be made in accordance with the provisions of Section 14 and shall have priority to payments to stockholders in connection with such Change of Control. Notwithstanding anything to the contrary herein, but subject to Section 3(d), until the Change of Control Redemption Price (together with any Late Charges thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(b) may be converted, in whole or in part, by the Holder into shares of Common Stock pursuant to Section 3.

6. RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS AND OTHER CORPORATE EVENTS.

(a) Purchase Rights. In addition to any adjustments pursuant to Sections 8 or 18 below, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Stock (the “Purchase Rights”); provided, however, that “Purchase Rights” shall not include any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property (i) granted, issued or sold pursuant to an Approved Stock Plan, (ii) granted, issued or sold to any strategic partner, licensor, licensee, customer, supplier or other counterparty in connection with a bona fide commercial, collaboration, licensing or similar strategic relationship and not primarily for the purpose of raising capital, or (iii) granted, issued or sold pursuant to a negotiated contractual arrangement with a specific Person that is not offered pro rata to all or substantially all holders of Common Stock, then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note and assuming for such purpose that the Note was converted at the Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Purchase Right (and beneficial ownership) to the extent of any such excess) and such Purchase Right to such extent shall be held in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable) for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable)) to the same extent as if there had been no such limitation). Notwithstanding the foregoing, in no event shall the Holder be entitled to a duplicative benefit under this Section 6(a) in respect of any Purchase Rights for which the Holder has already received an equivalent adjustment or benefit pursuant to Section 8 or otherwise under this Note.

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(b) Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon a conversion of this Note, at the Holder’s option (i) in addition to the shares of Common Stock receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the shares of Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Common Stock in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Stock) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Holder. The provisions of this Section 6 shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note.

7. INTENTIONALLY OMITTED.

8. ADJUSTMENTS UPON ISSUANCE OF OTHER SECURITIES.

(a) Adjustment of Conversion Price upon Issuance of Common Stock. If and whenever on or after the Issuance Date the Company sells or grants any option to purchase or sells or grants any right to reprice, enters into any agreement to sell, grant, issue or otherwise dispose of, or otherwise disposes of or issues (or announces any of the foregoing), any shares of Common Stock, Options or Convertible Securities entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Conversion Price, or the conversion, exercise or exchange price of, or the consideration payable upon conversion, exercise or exchange of, any outstanding Options or Convertible Securities is reduced, reset or repriced (whether pursuant to the terms thereof, by amendment, waiver or otherwise, and whether or not such Options or Convertible Securities were granted, issued or sold prior to, on or after the Issuance Date or constituted Excluded Securities when granted, issued or sold) (or the Company enters into any agreement to effect any such reduction, reset or repricing) such that shares of Common Stock may thereafter be acquired thereunder at an effective price per share that is lower than the then Conversion Price (such issuances, reductions, resets and repricings, and agreements with respect thereto, collectively, a “Dilutive Issuance”) (if the holder of the Common Stock, Options or Convertible Securities so issued (or agreed to be issued) shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is lower than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance), then the Conversion Price shall be reduced to equal the Base Conversion Price (subject to adjustment for reverse and forward stock splits, recapitalizations and similar transactions following the date of the Securities Purchase Agreement).

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For purposes of this Section 8(a), “Dilutive Issuance Date” means, with respect to any Dilutive Issuance, the earliest of (i) the date on which the Company enters into any agreement (whether or not subject to conditions) to sell, grant, issue or otherwise dispose of the applicable shares of Common Stock, Options or Convertible Securities, or to effect the applicable reduction, reset or repricing, (ii) the date on which the Company sells, grants or otherwise disposes of or issues the applicable shares of Common Stock, Options or Convertible Securities or on which the applicable reduction, reset or repricing becomes effective and (iii) the date on which the Company announces any such sale, grant, disposition or issuance, reduction, reset or repricing (or any agreement with respect thereto); provided that, if such earliest date is not a Trading Day, the Dilutive Issuance Date shall be the immediately following Trading Day. If the terms of any such agreement are subsequently amended or modified, the date of such amendment or modification (or, if such date is not a Trading Day, the immediately following Trading Day) shall constitute a new Dilutive Issuance Date with respect to such Dilutive Issuance, and the Conversion Price shall be further adjusted, if applicable, based on the amended terms. For purposes of this Section 8(a), “Base Conversion Price” means, with respect to any Dilutive Issuance, the lower of (x) the effective price per share at which such Common Stock, Options or Convertible Securities were or are to be issued, granted, sold or otherwise disposed of (including pursuant to any agreement described in clause (i) of the definition of Dilutive Issuance Date) or, in the case of any reduction, reset or repricing, the effective price per share at which shares of Common Stock may be acquired thereunder after giving effect thereto and (y) the lowest VWAP of the Common Stock during the five (5) consecutive Trading Day period commencing on, and including, the Dilutive Issuance Date. The Conversion Price shall be reduced to the price determined under clause (x) effective as of the Dilutive Issuance Date, and shall be further reduced to the price determined under clause (y) if lower, effective upon determination thereof. Notwithstanding the foregoing, if the applicable Dilutive Issuance consists solely of the sale or issuance (or agreement to sale or issue) of shares of Common Stock and no Options or Convertible Securities are issued, granted, sold or otherwise disposed of in connection with, or as part of the same transaction or series of related transactions as, such Dilutive Issuance, then the Base Conversion Price with respect to such Dilutive Issuance shall be the price determined under clause (x) above only, and clause (y) above shall not apply to such Dilutive Issuance.

Notwithstanding the foregoing, no adjustment will be made under this Section 8(a) in respect of Excluded Securities, and no adjustment pursuant to this Section 8(a) shall be made if such adjustment would result in an increase of the Conversion Price then in effect. If the Company enters into a Variable Rate Transaction (as defined in the Securities Purchase Agreement), despite the prohibition set forth in the Securities Purchase Agreement, the Company shall be deemed to have granted, issued or sold Common Stock, Options or Convertible Securities at the lowest possible conversion, exercise or exchange price at which such securities may be converted, exercised or exchanged, and the Base Conversion Price with respect thereto shall be the lower of such deemed price and the price determined under clause (y) of the definition of Base Conversion Price. Notwithstanding the foregoing, the entry into or announcement of a Permitted ATM (as defined in the Securities Purchase Agreement) shall not itself be a Dilutive Issuance, but each sale of shares of Common Stock thereunder shall be tested as a separate Dilutive Issuance as of its Trading Day.

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The Company shall notify the Holder in writing, no later than the Trading Day each Dilutive Issuance Date, indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms, and shall deliver a further written notice to the Holder no later than the Trading Day following the last day of the five (5) Trading Day period referred to in the definition of Base Conversion Price setting forth the Base Conversion Price as finally determined (each such notice, a “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 8(a), upon the occurrence of any Dilutive Issuance, the Holder is entitled to receive a number of Conversion Shares based upon the Base Conversion Price on or after the applicable Dilutive Issuance Date, regardless of whether the Holder accurately refers to the Base Conversion Price in the Conversion Notice.

(b) Record Date. If the Company takes a record of the holders of shares of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(c) Intentionally Omitted.

(d) Adjustment of Conversion Price upon Subdivision or Combination of Common Stock. If the Company, at any time while this Note is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock, Options or Convertible Securities (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon conversion of, or payment of interest on, the Notes), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares or (iv) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

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(e) Calculations. All calculations under this Section 8 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

(f) Voluntary Adjustment by Company. The Company may at any time during the term of this Note, with the prior written consent of the Required Holder, reduce the then current Conversion Price of each of the Notes to any amount and for any period of time deemed appropriate by the board of directors of the Company.

9. AMORTIZATION TRIGGER

(a) Amortization Trigger. If, during any period of ninety (90) consecutive Trading Days, (i) the VWAP of the Common Stock is less than $3.00 (as adjusted for share splits, share dividends, share combinations, recapitalizations and similar events) on sixty-one (61) or more Trading Days during such period and (ii) the daily aggregate dollar trading volume of the Common Stock is less than $3,500,000 on sixty-one (61) or more Trading Days during such period (the first date on which both of the foregoing conditions are satisfied, the “Trigger Date”), then the Company shall repay the Amortization Amount (as defined in Section 9(b)) in six (6) monthly installments in cash in accordance with this Section 9. The Company shall deliver written notice to the Holder of the occurrence of a Trigger Date no later than one (1) Business Day following the Trigger Date; provided, that the failure of the Company to deliver any such notice shall not limit or otherwise affect the Holder’s rights or the Company’s obligations under this Section 9.

(b) Installments. The “Amortization Amount” means the Conversion Amount outstanding under this Note as of the Trigger Date. Each installment (each, an “Installment Amount”) shall be an amount equal to one-sixth (1/6th) of the Amortization Amount. The first Installment Amount shall be due and payable in cash on the thirtieth (30th) calendar day following the Trigger Date (the “First Installment Date”), and each remaining Installment Amount shall be due and payable in cash on each successive monthly anniversary of the First Installment Date until the Amortization Amount has been paid in full (each such date, an “Installment Date”). Any Conversion Amount converted, redeemed or otherwise satisfied following the Trigger Date shall be applied to reduce the remaining Installment Amounts in such order as the Holder shall designate in the applicable Conversion Notice or Redemption Notice or, absent such designation, in the inverse order of their scheduled Installment Dates. Nothing in this Section 9 shall limit the right of the Holder to convert this Note pursuant to Section 3 or to exercise any other right or remedy under this Note or any other Transaction Document, and the failure of the Company to pay any Installment Amount when and as due shall constitute an Event of Default under Section 4(a)(vi). Notwithstanding anything to the contrary herein, the Installment Amount payable on the final Installment Date shall be increased by an amount equal to the entire Conversion Amount then outstanding under this Note (including any PIK Interest Amount added to Principal following the Trigger Date and any accrued and unpaid Interest and Late Charges) to the extent not otherwise included in the Installment Amounts previously paid, such that the entire Conversion Amount outstanding under this Note shall have been paid in full on the final Installment Date. For the avoidance of doubt, this Section 9 establishes a schedule for the repayment of the Amortization Amount and shall not limit, defer or otherwise affect the Company’s obligation to pay any other amount payable under this Note as and when due in accordance with its terms.

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(c) Source of Funds. The Company may fund the payment of any Installment Amount from the proceeds of an equity line of credit or any other financing, in each case to the extent permitted under the Transaction Documents. Notwithstanding the foregoing, at any time following a Collateral Release, if the aggregate outstanding Conversion Amount of the Notes is equal to or less than the amount of funds then on deposit in the Blocked DACA Account, the Company may elect to satisfy any Installment Amount from funds held in the Blocked DACA Account by delivering written notice to the Collateral Agent and the Holder specifying the Installment Amount to be so paid, and, upon receipt of such notice, the Collateral Agent shall, simultaneously with payment to the Holder, transfer funds from the Blocked DACA Account in an amount equal to such Installment Amount directly to the Holder in satisfaction of the Company’s payment obligation hereunder.

(d) Deferred Installment Amount. Notwithstanding any provision of this Section 9 to the contrary, the Holder may, at its option and in its sole discretion, deliver a written notice to the Company no later than the Trading Day immediately prior to the applicable Installment Date electing to have the payment of all or any portion of an Installment Amount payable on such Installment Date deferred (such amount deferred, the “Deferral Amount”, and such deferral, each a “Deferral”) until any subsequent date selected by the Holder in its sole discretion, so long as such date is (i) not earlier than thirty (30) calendar days after the Installment Date on which such Deferral Amount would otherwise have been payable and (ii) not later than the Maturity Date. Each date so selected shall be deemed to be an Installment Date for all purposes of this Note, the Deferral Amount shall be added to, and become part of, the Installment Amount payable on such date, and such Deferral Amount shall continue to accrue Interest hereunder. For the avoidance of doubt, the final Installment Date for purposes of Section 9(b) shall be the latest Installment Date as extended by any Deferral. Any notice delivered by the Holder pursuant to this Section 9(d) shall set forth (i) the Deferral Amount and (ii) the date on which such Deferral Amount shall be payable. No Deferral shall constitute a waiver of, or otherwise limit, any right or remedy of the Holder.

10. HOLDER REDEMPTION OPTION. Upon the Company’s election (pursuant to an applicable Election Notice) of clause (c) or clause (y)(2) of Section 3(e) (each, a “Redemption Election”), the Holder shall have the right, in its sole discretion, to require that the Company redeem all or a portion of this Note by delivering written notice to the Company (a “Holder Redemption Notice”) no later than ninety (90) Trading Days after the later of (x) the Holder’s receipt of the applicable Election Notice setting forth such Redemption Election and (y) the applicable Reset Date or Recalculation Date, as applicable. Each Holder Redemption Notice shall indicate the Conversion Amount of this Note that the Holder is electing to have redeemed (the “Holder Redemption Amount”) and the date on which the redemption shall occur (the “Holder Redemption Date”), which shall be no sooner than the second (2nd) Business Day after the date of the applicable Holder Redemption Notice. The Conversion Amount (or portion thereof) subject to redemption pursuant to this Section 10 shall be redeemed by the Company on the Holder Redemption Date in cash at a price equal to 100% of such Conversion Amount (or portion thereof) being so redeemed (the “Holder Redemption Price”). Notwithstanding anything herein to the contrary, until the Holder Redemption Amount (inclusive of any Late Charges) is paid in full, the Conversion Amount submitted for redemption pursuant to this Section 10 may be converted, in whole or in part, by the Holder into shares of Common Stock pursuant to Section 3. Redemptions required by this Section 10 shall be made in accordance with Section 14.

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11. REDEMPTIONS AT THE COMPANY’S ELECTION.

(a) Company Optional Redemption. At any time after the Issuance Date, the Company shall have the right to redeem all, but not less than all, of the Conversion Amount then remaining under this Note (the “Company Optional Redemption Amount”) on the Company Optional Redemption Date (each as defined below) (a “Company Optional Redemption”). Notwithstanding anything herein to the contrary, the Company shall not deliver a Company Optional Redemption Notice, and any Company Optional Redemption Notice delivered in violation of this sentence shall be null and void ab initio, at any time a Redemption Blocking Condition (as defined below) exists. If a Redemption Blocking Condition occurs or arises at any time during the Company Optional Redemption Period and prior to the payment in full of the Company Optional Redemption Price, the applicable Company Optional Redemption Notice shall automatically be deemed withdrawn and shall be null and void, unless the Required Holder elects, in writing, to require the Company Optional Redemption to proceed. The Company’s delivery of a Company Optional Redemption Notice shall constitute a representation and warranty by, and a deemed certification of, the Company that no Redemption Blocking Condition exists as of the Company Optional Redemption Notice Date and, unless the Company notifies the Holder in writing to the contrary, such representation, warranty and certification shall be deemed remade on each day thereafter through and including the Company Optional Redemption Date. “Redemption Blocking Condition” means that (i) an Event of Default, or an event that with the giving of notice, the expiration or lapse of any applicable cure, grace or dismissal period, or any combination thereof, would constitute an Event of Default, has occurred and is continuing or (ii) the Company, any Subsidiary or any of their respective directors or executive officers is in possession of material, non-public information regarding the Company or any of its Subsidiaries that, if publicly disclosed, would reasonably be expected to have a positive effect on the market price of the Common Stock. The portion of this Note subject to redemption pursuant to this Section 11(a) shall be redeemed by the Company in cash at a price (the “Company Optional Redemption Price”) equal to the product of (x) the Conversion Amount being redeemed as of the Company Optional Redemption Date and (y) the applicable Company Optional Redemption Premium. The Company may exercise its right to require redemption under this Section 11(a) by delivering a written notice thereof by electronic mail and overnight courier to all, but not less than all, of the holders of Notes (the “Company Optional Redemption Notice” and the date all of the holders of Notes received such notice is referred to as the “Company Optional Redemption Notice Date” and the period of time from (and including) the Company Optional Redemption Notice Date to (and including) the Company Optional Redemption Date, the “Company Optional Redemption Period”). Once delivered, a Company Optional Redemption Notice shall be irrevocable, subject to the automatic withdrawal provisions of this Section 11(a). The Company Optional Redemption Notice shall (x) state the date on which the Company Optional Redemption shall occur (the “Company Optional Redemption Date”) which date shall be thirty (30) Trading Days following the Company Optional Redemption Notice Date, (y) indicate that the Equity Conditions have been satisfied and (z) state the aggregate Conversion Amount of the Notes which is being redeemed in such Company Optional Redemption from the Holder and all of the other holders of the Notes pursuant to this Section 11(a) (and analogous provisions under the Other Notes) on the Company Optional Redemption Date. Notwithstanding anything herein to the contrary, at any time prior to the date the Company Optional Redemption Price is paid in full, the Company Optional Redemption Amount may be converted, in whole or in part, by the Holder into shares of Common Stock pursuant to Section 3. All Conversion Amounts converted by the Holder after the Company Optional Redemption Notice Date shall reduce the Company Optional Redemption Amount of this Note required to be redeemed on the Company Optional Redemption Date. Notwithstanding anything herein to the contrary, if (i) there is an Equity Conditions Failure on the Company Optional Redemption Notice Date or (ii) no Equity Conditions Failure has occurred as of the Company Optional Redemption Notice Date but an Equity Conditions Failure occurs prior to the payment in full of the Company Optional Redemption Price, (A) the Company shall provide the Holder with notice to that effect and (B) the Company Optional Redemption Price shall be the greater of (1) the Company Optional Redemption Price otherwise payable pursuant to this Section 11(a) and (2) the product of (I) the Conversion Rate with respect to the Company Optional Redemption Amount being redeemed as of the Company Optional Redemption Date multiplied by (II) the higher of (x) the average of the daily VWAPs for each Trading Day during the Company Optional Redemption Period on which the daily VWAP exceeded 130% (or, after the second anniversary of the Issuance Date, 120%) of the Conversion Price then in effect and (y) the VWAP on the Trading Day immediately preceding the Company Optional Redemption Date. Redemptions made pursuant to this Section 11(a) shall be made in accordance with Section 14. In the event of the Company’s redemption of any portion of this Note under this Section 11(a), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any Company Optional Redemption Premium due under this Section 11(a) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.

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(b) Pro Rata Redemption Requirement. If the Company elects to cause a Company Optional Redemption of this Note pursuant to Section 11(a), then it must simultaneously take the same action with respect to all the Other Notes and shall provide each holder of the Notes with such applicable Company Optional Redemption Notice

12. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note. Without limiting the generality of the foregoing or any other provision of this Note or the other Transaction Documents, the Company (a) shall not increase the par value of any shares of Common Stock receivable upon conversion of this Note above the Conversion Price then in effect, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the conversion of this Note.

13. RESERVATION OF AUTHORIZED SHARES.

(a) Reservation. So long as any Notes remain outstanding, the Company shall at all times reserve at least 200% of the number of shares of Common Stock as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding (without regard to any limitations on conversions and assuming such Notes remain outstanding until the Maturity Date) at the Conversion Price then in effect (the “Required Reserve Amount”). The Required Reserve Amount (including, without limitation, each increase in the number of shares so reserved) shall be allocated pro rata among the holders of the Notes based on the original principal amount of the Notes held by each holder on the Issuance Date or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a holder shall sell or otherwise transfer any of such holder’s Notes, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining holders of Notes, pro rata based on the principal amount of the Notes then held by such holders.

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(b) Insufficient Authorized Shares. If, notwithstanding Section 13(a), and not in limitation thereof, at any time while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of shares of Common Stock equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall promptly take all action necessary to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than ninety (90) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal. In the event that the Company is prohibited from issuing shares of Common Stock pursuant to the terms of this Note due to the failure by the Company to have sufficient shares of Common Stock available out of the authorized but unissued shares of Common Stock (such unavailable number of shares of Common Stock, the “Authorized Failure Shares”), in lieu of delivering such Authorized Failure Shares to the Holder, the Company shall pay cash in exchange for the redemption of such portion of the Conversion Amount convertible into such Authorized Failure Shares at a price equal to the sum of (i) the product of (x) such number of Authorized Failure Shares and (y) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date the Holder delivers the applicable Conversion Notice with respect to such Authorized Failure Shares to the Company and ending on the date of such issuance and payment under this Section 13; and (ii) to the extent the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of Authorized Failure Shares, any brokerage commissions and other out-of-pocket expenses, if any, of the Holder incurred in connection therewith. Nothing contained in Section 13(a) or this Section 13(b) shall limit any obligations of the Company under any provision of the Securities Purchase Agreement.

14. REDEMPTIONS.

(a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder in cash within five (5) Business Days after the Company’s receipt of the Required Holder’s Event of Default Redemption Notice. The Company shall deliver the applicable Holder Redemption Amount to the Holder in cash on the applicable Holder Redemption Date. The Company shall deliver the applicable Company Optional Redemption Price to the Holder in cash on the applicable Company Optional Redemption Date. The Company shall deliver the applicable Installment Amount in cash on the applicable Installment Date. The Company shall deliver the applicable Change of Control Redemption Price to the Holder in cash on the later of (x) the fifth (5th) Business Day after the Company’s receipt of the Holder’s Change of Control Redemption Notice and (y) the Change of Control Date. Notwithstanding anything herein to the contrary, in connection with any redemption hereunder at a time the Holder is entitled to receive a cash payment under any of the other Transaction Documents, at the option of the Holder delivered in writing to the Company, the applicable Redemption Price hereunder shall be increased by the amount of such cash payment owed to the Holder under such other Transaction Document and, upon payment in full or conversion in accordance herewith, shall satisfy the Company’s payment obligation under such other Transaction Document. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 22(d)) representing the Conversion Amount which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company’s receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount, and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 22(d)), to the Holder. The Holder’s delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company’s obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice. For the avoidance of doubt, nothing herein shall limit the Holder’s rights and remedies under this Note, the other Transaction Documents, at law or in equity in the event that the Company fails to timely pay any Redemption Price in accordance with the terms hereof.

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(b) Redemption by Other Holders. Upon the Company’s receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(b) or Section 10 or Section 13(b) (each, an “Other Redemption Notice”), the Company shall immediately, but no later than one (1) Business Day of its receipt thereof, forward to the Holder by facsimile or electronic mail a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Business Day period beginning on and including the date which is two (2) Business Days prior to the Company’s receipt of the Holder’s applicable Redemption Notice and ending on and including the date which is two (2) Business Days after the Company’s receipt of the Holder’s applicable Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Business Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Business Day period.

(c) [Intentionally Omitted].

15. VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by law (including, without limitation, the Delaware General Corporation Law) and as expressly provided in this Note.

16. COVENANTS. Until all of the Notes have been converted, redeemed or otherwise satisfied in accordance with their terms (except as may be waived or consented to in writing by the Required Holder):

(a) Rank. All payments due under this Note (a) shall rank pari passu with all Other Notes and (b) shall be senior to all other Indebtedness of the Company and its Subsidiaries.

(b) Incurrence of Indebtedness. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness other than (i) the Indebtedness evidenced by this Note and the Other Notes, and (ii) Permitted Indebtedness; provided, that at any time following a Collateral Release that (x) the amount of funds on deposit in the Blocked DACA Account is equal to or greater than the aggregate outstanding Conversion Amount of the Notes, (y) the aggregate outstanding Conversion Amount of the Notes is equal to or less than $25,000,000 and (z) no Event of Default has occurred and is continuing (the satisfaction of each of conditions (x), (y) and (z) at any time following a Collateral Release a “Collateral Release Covenant Condition”), the restrictions set forth in this Section 16(b) shall not apply to the incurrence of additional Indebtedness by the Company or any Subsidiary, so long as such Indebtedness (1) is not secured by any Lien on any Collateral, it being understood that such Indebtedness may be secured by a Lien on Intellectual Property released pursuant to a Collateral Release, and (2) does not, and would not reasonably be expected to, prevent or impair the ability of the Company to perform any of its obligations under this Note, the Other Notes or any other Transaction Document; and any Indebtedness incurred in compliance with the foregoing shall constitute Permitted Indebtedness, any Lien permitted by clause (1) shall constitute a Permitted Lien.

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(c) Existence of Liens. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, “Liens”) other than Permitted Liens.

(d) Restricted Payments and Investments. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness (other than the Notes or, so long as no Event of Default has occurred and is continuing, regularly scheduled payments of principal and interest of Permitted Indebtedness) whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness or make any Investment other than Permitted Investments.

(e) Restriction on Redemption and Cash Dividends. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of its capital stock (other than dividends or distributions from a Subsidiary to the Company).

(f) Restriction on Transfer of Assets. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, sell, lease, license, assign, transfer, spin-off, split-off, close, convey or otherwise dispose of any assets or rights of the Company or any Subsidiary owned or hereafter acquired whether in a single transaction or a series of related transactions, other than (i) sales of inventory and product in the Ordinary Course of Business (as defined below), (ii) non-exclusive licenses of Intellectual Property that are not material to the Company’s business granted in the Ordinary Course of Business, (iii) dispositions of worn-out, obsolete or surplus equipment in the Ordinary Course of Business, (iv) sales, transfers and dispositions of overdue accounts receivable in connection with the compromise, settlement or collection thereof in the Ordinary Course of Business (it being understood that this clause (iv) is not intended to permit factoring of accounts receivable or any similar transactions), (v) dispositions and usages of cash and cash equivalents in the Ordinary Course of Business to the extent not prohibited by the applicable Deposit Account Control Agreement (as defined in the Security Agreement); (vi) other dispositions of assets for fair value not to exceed $500,000 in the aggregate in any fiscal year; provided in each case proceeds shall be deposited in accounts subject to Deposit Account Control Agreements; and (vii) at any time following a Collateral Release that the Collateral Release Covenant Condition is satisfied, other dispositions of assets for fair value not to exceed $5,000,000 in the aggregate in any fiscal year; provided that (A) the proceeds of any such disposition shall be deposited in accounts subject to Deposit Account Control Agreements and (B) no such disposition shall include any Collateral or Intellectual Property that is material to the Company’s business.

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(g) Maturity of Indebtedness. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, permit any Indebtedness of the Company or any of its Subsidiaries to mature prior to the Maturity Date, other than Permitted Indebtedness in accordance with the terms thereof, or permit any Indebtedness of the Company or any of its Subsidiaries to be accelerated prior to the Maturity Date.

(h) Change in Nature of Business. The Company shall not, and the Company shall cause each of its Significant Subsidiaries to not, directly engage in any material line of business unrelated to quantum computing, quantum-safe cybersecurity, cryptography, cyber defense, hardware, software, cloud/edge security, AI-security, and related licensing, services and activities.

(i) Preservation of Existence, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each material jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary if the failure to so qualify shall have a Material Adverse Effect.

(j) Maintenance of Properties, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, at all times with the material provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder.

(k) Maintenance of Intellectual Property. The Company will, and will cause each of its Subsidiaries to, take all action necessary or advisable to maintain all of the Intellectual Property of the Company and/or any of its Subsidiaries that are necessary or material to the conduct of its business in full force and effect.

(l) Maintenance of Insurance. The Company shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, hazard, rent and business interruption insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated.

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(m) Transactions with Affiliates. The Company shall not, nor shall it permit any of its Subsidiaries to, enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any Affiliate, except transactions in the Ordinary Course of Business in a manner necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to it or its Subsidiaries than would be obtainable in a comparable arm’s length transaction with a Person that is not an Affiliate thereof.

(n) Restricted Issuances. The Company shall not, directly or indirectly, without the prior written consent of the Required Holder, (i) issue any Notes (other than as contemplated by the Securities Purchase Agreement and the Notes) or (ii) issue any other securities that would cause a breach or default under the Notes.

(o) New Subsidiaries. Simultaneously with the acquisition or formation of each New Subsidiary, the Company shall cause such New Subsidiary to execute, and deliver to each holder of Notes, all Security Documents and Subsidiary Guaranties as requested by the Collateral Agent or the Required Holder, as applicable. The Company shall deliver, or cause the applicable Subsidiary to deliver to the Collateral Agent, each of the physical stock certificates of such New Subsidiary, along with undated stock powers for each such certificate, executed in blank (or, if any such shares of capital stock are uncertificated, confirmation and evidence reasonably satisfactory to the Collateral Agent and the Required Holder that the security interest in such uncertificated securities has been transferred to and perfected by the Collateral Agent, in accordance with Sections 8-313, 8-321 and 9-115 of the Uniform Commercial Code or any other similar or local or foreign law that may be applicable).

(p) Change in Collateral; Collateral Records. The Company shall (i) give the Collateral Agent not less than thirty (30) days’ prior written notice of any change in the location of any Collateral (as defined in the Security Documents), other than to locations set forth in the Perfection Certificates and with respect to which the Collateral Agent has filed financing statements and otherwise fully perfected its Liens thereon, (ii) advise the Collateral Agent promptly, in sufficient detail, of any material adverse change relating to the type, quantity or quality of the Collateral or the Lien granted thereon and (iii) execute and deliver, and cause each of its Subsidiaries to execute and deliver, to the Collateral Agent for the benefit of the Holder and holders of the Other Notes from time to time, solely for the Collateral Agent’s convenience in maintaining a record of Collateral, such written statements and schedules as the Collateral Agent or any Holder may reasonably require, designating, identifying or describing the Collateral.

(q) Stay, Extension and Usury Laws. The Company (A) agrees that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law (wherever or whenever enacted or in force) that may affect the covenants or the performance of this Note; and (B) expressly waives all benefits or advantages of any such law and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power granted to the Holder by this Note, but will suffer and permit the execution of every such power as though no such law has been enacted.

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(r) Taxes. The Company and its Subsidiaries shall pay when due all taxes, fees or other charges of any nature whatsoever (together with any related interest or penalties) now or hereafter imposed or assessed against the Company and its Subsidiaries or their respective assets or upon their ownership, possession, use, operation or disposition thereof or upon their rents, receipts or earnings arising therefrom (except where the failure to pay would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). The Company and its Subsidiaries shall file on or before the due date therefor all personal property tax returns (except where the failure to file would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). Notwithstanding the foregoing, the Company and its Subsidiaries may contest, in good faith and by appropriate proceedings, taxes for which they maintain adequate reserves therefor in accordance with GAAP.

(s) Financial Covenants.

(i) Minimum Cash Covenant. At any time any Notes remain outstanding, the Company shall maintain minimum Available Cash as follows: (A) for so long as the aggregate outstanding Principal amount of the Notes exceeds $25,000,000, Available Cash shall be not less than $15,000,000 as of the last day of each Fiscal Quarter and not less than $10,000,000 at any time; and (B) for so long as the aggregate outstanding Principal amount of the Notes is equal to or less than $25,000,000 but equal to or greater than $10,000,000, Available Cash shall be not less than $10,000,000 as of the last day of each Fiscal Quarter and not less than $7,500,000 at any time (the “Minimum Cash Covenant”). For the avoidance of doubt, the Minimum Cash Covenant shall not apply at any time that (1) the aggregate outstanding Principal amount of the Notes is less than $10,000,000 or (2) if the Company is in compliance with Section 16(s)(ii) after a Collateral Release, the aggregate outstanding Conversion Amount of the Notes is less than $25,000,000.

(ii) Collateral Deposit. In addition to, and not in limitation of Section 16(s)(i), as a condition to any Collateral Release, the Company shall at all times following the Collateral Release maintain in the Blocked DACA Account an amount not less than the lesser of (x) Twenty-Five Million Dollars ($25,000,000) and (y) the aggregate outstanding Conversion Amount. Accordingly, if at any time the amount of funds held in the Blocked DACA Account exceeds the amount required to be maintained pursuant to the preceding sentence, and so long as no Event of Default has occurred and is continuing, the Collateral Agent shall promptly transfer such excess to such other Collateral Account (identified by the Company in writing) such that the funds held in the Blocked DACA Account are equal to, and do not exceed, the amount so required to be maintained.

(iii) Disclosure of Non-Compliance. Commencing on the date hereof, if the Company fails to comply with the Minimum Cash Covenant as of any Fiscal Quarter or at any time, as applicable, the Company shall publicly disclose and disseminate a statement by the filing of a Current Report on Form 8-K to that effect no later than the fourth (4th) day after the end of such Fiscal Quarter or, in the case of any failure to comply with at any other time, promptly after the Company becomes aware of such failure, and such disclosure shall include a statement to the effect that the Company is not in compliance with the Minimum Cash Covenant.

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(iv) Failure to Comply. Any failure by the Company to comply with the Minimum Cash Covenant shall constitute an immediate Event of Default without any grace period.

(v) Compliance Certification. Within one (1) Business Day after the end of each calendar month, and at any other time within one (1) Business Day following the written request of the Required Holder, the Company shall deliver to the Holder a certificate certifying that, as of the end of such calendar month or as of the date of such request (as applicable), the Company is in compliance with the Minimum Cash Covenant. Each such certificate shall be duly executed by an authorized officer of the Company, the board of directors of the Company and for a period of two years following the Issuance Date, an authorized officer of Silicon Valley Acquisition Sponsor LLC.

(t) Deposit Accounts. Neither the Company nor any Subsidiary shall maintain deposit accounts, or accounts holding investment property, except (1) with respect to which the Collateral Agent has a Deposit Account Control Agreement and (2) which hold a balance of no more than $50,000, provided, however, that the aggregate amount of cash held in accounts that are not subject to a Deposit Account Control Agreement shall not at any time exceed $500,000.

17. SECURITY. This Note and the Other Notes are secured to the extent and in the manner set forth in the Transaction Documents (including, without limitation, the Security Agreement, the other Security Documents and the Subsidiary Guaranties).

18. DISTRIBUTION OF ASSETS. In addition to any adjustments pursuant to Sections 6(a) or 8, if the Company shall declare or make any dividend or other distributions of its assets (or rights to acquire its assets) to any or all holders of shares of Common Stock, by way of return of capital or otherwise (including without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (the “Distributions”), then the Holder will be entitled to such Distributions as if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note and assuming for such purpose that the Note was converted at the Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for such Distribution or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for such Distributions (provided, however, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution (and beneficial ownership) to the extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

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19. INTENTIONALLY OMITTED.

20. AMENDING THE TERMS OF THIS NOTE. Except for Section 3(d) and this Section 20, which may not be amended, modified or waived by the parties hereto, the prior written consent of the Required Holder shall be required for any change, waiver or amendment to this Note or any Other Note and any change, waiver or amendment so effected shall be binding upon the Holder, each holder of Other Notes and their respective transferees and assigns, whether or not the Holder or any such holder consented thereto; provided, that no such change, waiver or amendment shall, without the prior written consent of the Holder, (i) impose any additional obligation or liability on the Holder or (ii) apply to the Holder in a manner disproportionately adverse relative to its application to the Notes held by the Required Holder.

21. TRANSFER. This Note and, subject to applicable laws, any shares of Common Stock issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company.

22. REISSUANCE OF THIS NOTE.

(a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 22(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 22(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

(b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 22(d)) representing the outstanding Principal.

(c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 22(d) and in principal amounts of at least $10,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

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(d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 22(a) or Section 22(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest and Late Charges on the Principal and Interest of this Note, from the Issuance Date.

23. REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. No failure on the part of the Holder to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by the Holder of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In addition, the exercise of any right or remedy of the Holder at law or equity or under this Note or any of the documents shall not be deemed to be an election of Holder’s rights or remedies under such documents or at law or equity. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Note (including, without limitation, compliance with Section 8) except that the Company shall not be required to provide any materials covered by attorney-client privilege.

24. PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) Subject to Section 4(d), this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements. The Company expressly acknowledges and agrees that no amounts due under this Note shall be affected, or limited, by the fact that the purchase price paid for this Note was less than the Original Principal Amount hereof.

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25. CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and the initial Holder and shall not be construed against any such Person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Note instead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of this Note. Terms used in this Note and not otherwise defined herein, but defined in the other Transaction Documents (as defined in the Securities Purchase Agreement), shall have the meanings ascribed to such terms on the Issuance Date in such other Transaction Documents unless otherwise consented to in writing by the Holder.

26. FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. Notwithstanding the foregoing, nothing contained in this Section 26 shall permit any waiver of any provision of Section 3(d).

27. DISPUTE RESOLUTION.

(a) Submission to Dispute Resolution.

(i) In the case of a dispute relating to a Closing Bid Price, a Closing Sale Price, a Conversion Price, a VWAP or a fair market value or the arithmetic calculation of a Conversion Rate, or the applicable Redemption Price (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the Holder (as the case may be) shall submit the dispute to the other party via electronic mail (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by the Holder at any time after the Holder learned of the circumstances giving rise to such dispute. If the Holder and the Company are unable to promptly resolve such dispute relating to such Closing Bid Price, such Closing Sale Price, such Conversion Price, such VWAP or such fair market value, or the arithmetic calculation of such Conversion Rate or such applicable Redemption Price (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or the Holder (as the case may be) of such dispute to the Company or the Holder (as the case may be), then the Company may, at its sole option, select an independent, reputable investment bank satisfactory to the Holder to resolve such dispute.

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(ii) The Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 27 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which the Company selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Holder or otherwise requested by such investment bank, neither the Company nor the Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

(iii) The Company and the Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and the Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

(b) Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 27 constitutes an agreement to arbitrate between the Company and the Holder (and constitutes an arbitration agreement) under § 7501 et seq. of the New York Civil Practice Law and Rules (“CPLR”) and that the Holder is authorized to apply for an order to compel arbitration pursuant to CPLR § 7503(a) in order to compel compliance with this Section 27, (ii) the terms of this Note and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Note and any other applicable Transaction Documents, (iii) the Holder (and only the Holder), in its sole discretion, shall have the right to submit any dispute described in this Section 27 to any state or federal court sitting in The City of New York, Borough of Manhattan in lieu of utilizing the procedures set forth in this Section 27 and (iv) nothing in this Section 27 shall limit the Holder from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 27).

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28. NOTICES; CURRENCY; PAYMENTS.

(a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company will give written notice to the Holder (i) promptly upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, or (B) with respect to any grants, issuances, or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of shares of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

(b) Currency. All dollar amounts referred to in this Note are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Note shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Note, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).

(c) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, unless otherwise expressly set forth herein, such payment shall be made in U.S. Dollars by a certified check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Buyers, shall initially be as set forth on the Schedule of Buyers attached to the Securities Purchase Agreement), provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder’s wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day. Any amount of Principal, Interest or other amounts due under the Transaction Documents which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of twelve percent (12%) per annum from the date such amount was due until the same is paid in full (“Late Charge”).

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29. CANCELLATION. After all Principal, accrued Interest, Late Charges and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

30. WAIVER OF NOTICE. To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.

31. GOVERNING LAW. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Except as otherwise required by Section 27 above, the Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein (i) shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder or (ii) shall limit, or shall be deemed or construed to limit, any provision of Section 27. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

32. INTENTIONALLY OMITTED.

33. SEVERABILITY. If any provision of this Note is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Note.

34. MAXIMUM PAYMENTS. Without limiting Section 9(d) of the Securities Purchase Agreement, nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.

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35. CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:

(a) “1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(b) “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(d) “Approved Stock Plan” means any employee benefit plan which has been approved by the board of directors of the Company prior to or subsequent to the Subscription Date pursuant to which shares of Common Stock, Options, restricted stock purchase agreements, restricted stock units or any other similar equity awards may be issued to any employee, consultant, officer, director, manager or service provider for services provided to the Company or any Subsidiary in their capacity as such.

(e) “Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Subscription Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

(f) “Available Cash” means, with respect to any date of determination, an amount equal to the aggregate amount of the Cash of the Company and its Subsidiaries (excluding for this purpose cash held in restricted accounts or otherwise unavailable for unrestricted use by the Company or any of its Subsidiaries for any reason) as of such date of determination held in bank accounts of financial banking institutions in the United States of America which are subject to a Deposit Account Control Agreement (including any such accounts that are subject to Liens in favor of the Holder and the holders of the Other Notes, but excluding any Cash of the Company held in the Blocked DACA Account).

(g) “Blocked DACA Account” shall have the meaning given such term in the Security Agreement.

(h) “Bloomberg” means Bloomberg, L.P.

(i) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

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(j) “Cash” of the Company and its Subsidiaries on any date shall be determined from such Persons’ books maintained in accordance with GAAP, and means, without duplication, cash, cash equivalents (excluding any cryptocurrencies or any other digital currencies), accrued by the Company and its wholly owned Subsidiaries on a consolidated basis on such date.

(k) “Change of Control” means any Fundamental Transaction other than (i) any merger of the Company or any of its, direct or indirect, wholly-owned Subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the shares of Common Stock in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries, or (iv) the liquidation, dissolution, or sale of all or substantially all of the assets of any Subsidiary. For the avoidance of doubt, a Change of Control shall include any merger, consolidation or other business combination of the Company with or into any Affiliate of the Company, or with or into any Person that is or becomes an Affiliate of the Company in connection with or as a result of such transaction, in each case unless such transaction is described in clause (i), (ii) or (iii) above.

(l) “Change of Control Date” means the date on which a Change of Control is consummated.

(m) “Change of Control Redemption Premium” means 120%.

(n) “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 27. All such determinations shall be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions during such period.

(o) “Collateral Agent” means EOT AC LLC, together with its successors and assigns.

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(p) “Collateral Release” shall have the meaning ascribed to such term in the Security Agreement.

(q) “Collateral Release Covenant Condition” has the meaning ascribed to such term in Section 16(b).

(r) “Collateral Release Deposit” shall have the meaning ascribed to such term in the Security Agreement.

(s) “Common Stock” means (i) the Company’s shares of common stock, $0.00001 par value per share, and (ii) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(t) “Company Optional Redemption Premium” means (i) during the period commencing on the Issuance Date and ending on the second (2nd) anniversary thereof, 130%, and (ii) after the second (2nd) anniversary of the Issuance Date, 120%.

(u) “Conversion Shares” shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(v) “Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock.

(w) “Current Subsidiary” means any Person in which the Company on the Issuance Date, directly or indirectly, (i) owns any of the outstanding capital stock or holds any equity or similar interest of such Person or (ii) controls or operates all or any part of the business, operations or administration of such Person, and all of the foregoing, collectively, “Current Subsidiaries”.

(x) “Deposit Account Control Agreement” means any deposit account control agreement (springing control form) entered into by and among the Collateral Agent, Company or any Subsidiary and a third party bank or other institution (including a securities intermediary) in which Company or any Subsidiary maintains a deposit account or an account holding investment property and which grants the Collateral Agent a perfected first priority security interest in the subject account or accounts.

(y) “DTC” means the Depository Trust Company.

(z) “Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Select Market, the Nasdaq Global Market or the Principal Market.

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(aa) “Equity Conditions” means, with respect to a given date of determination: (i) on each day during the Equity Conditions Measuring Period, (A) all Conversion Shares shall be eligible for sale by the Holder pursuant to Section 4(a)(1) of the 1933 Act without the need for registration under any applicable federal or state securities laws (in each case, disregarding any limitation on conversion of the Notes, or other issuance of securities with respect to the Notes), (B) one or more Registration Statements filed pursuant to the Registration Rights Agreement shall be effective and the prospectus contained therein shall be available on such applicable date of determination (with, for the avoidance of doubt, any shares of Common Stock previously sold pursuant to such prospectus deemed unavailable) for the resale of all shares of Common Stock to be issued in connection with the event requiring this determination (each, a “Required Minimum Securities Amount”), in each case, in accordance with the terms of the Registration Rights Agreement and there shall not have been during such period any Grace Periods (as defined in the Registration Rights Agreement) or (C) all Registrable Securities shall be eligible for sale pursuant to Rule 144 promulgated under the 1933 Act without the need for registration under any applicable federal or state securities laws (in each case, disregarding any limitation on conversion of the Notes, other issuance of securities with respect to the Notes) and no Current Public Information Failure (as defined in the Registration Rights Agreement) exists or is continuing; (ii) on each day during the Equity Conditions Measuring Period, the Common Stock is listed or designated for quotation (as applicable) on an Eligible Market and shall not have been suspended from trading on an Eligible Market nor shall delisting or suspension by an Eligible Market have been threatened or reasonably likely to occur or pending as evidenced by (A) a writing by such Eligible Market or (B) the Company falling below the minimum listing maintenance requirements of the Eligible Market on which the Common Stock is then listed or designated for quotation (as applicable); (iii) during the Equity Conditions Measuring Period, the Company shall have delivered all shares of Common Stock issuable upon conversion of this Note on a timely basis as set forth in Section 3 hereof and all other shares of capital stock required to be delivered by the Company on a timely basis as set forth in the other Transaction Documents; (iv) any shares of Common Stock to be issued in connection with the event requiring determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination) may be issued in full without violating Section 3(d) hereof; (v) any shares of Common Stock to be issued in connection with the event requiring determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination (without regard to any limitations on conversion set forth herein)) may be issued in full without violating the rules or regulations of the Eligible Market on which the Common Stock is then listed or designated for quotation (as applicable); (vi) on each day during the Equity Conditions Measuring Period, no public announcement of a pending, proposed or intended Fundamental Transaction shall have occurred which has not been abandoned, terminated or consummated; (vii) the Holder shall not be in (and no other holder of Notes shall be in) possession of any material, non-public information provided to any of them by the Company, any of its Subsidiaries or any of their respective Affiliates, employees, officers, representatives, agents or the like; (viii) on each day during the Equity Conditions Measuring Period, the Company otherwise shall have been in compliance with each, and shall not have breached any representation or warranty in any material respect (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any Transaction Document, including, without limitation, the Company shall not have failed to timely make any payment pursuant to any Transaction Document; (ix) on each Trading Day during the Equity Conditions Measuring Period, there shall not have occurred any Volume Failure or Price Failure as of such applicable date of determination; (x) on the applicable date of determination (A) no Authorized Share Failure shall exist or be continuing and a number of shares of Common Stock equal to the Required Reserve Amount are available under the certificate of incorporation of the Company and reserved by the Company to be issued pursuant to the Notes and (B) all shares of Common Stock to be issued in connection with the event requiring this determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination (without regard to any limitations on conversion set forth herein)) may be issued in full without resulting in an Authorized Share Failure; (xi) on each day during the Equity Conditions Measuring Period, there shall not have occurred an Event of Default or an event that with the passage of applicable cure periods as provided for in the Transaction Documents or giving of notice would constitute an Event of Default; (xii) no bona fide dispute shall exist and be continuing, by and between any holder of Notes, the Company, the Principal Market (or such applicable Eligible Market in which the Common Stock of the Company is then principally trading) and/or FINRA with respect to any term or provision of any Note or any other Transaction Document; and (xiii) the shares of Common Stock issuable pursuant to the event requiring the satisfaction of the Equity Conditions are duly authorized and listed and eligible for trading without restriction on an Eligible Market.

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(bb) “Equity Conditions Failure” means that on any day during the applicable Equity Conditions Measuring Period, the Equity Conditions have not been satisfied (or waived in writing by the Required Holder).

(cc) “Equity Conditions Measuring Period” means, with respect to any date of determination, the period beginning on and including (x) with respect to any determination pursuant to Section 3(c)(ii), the first Trading Day of the applicable Threshold Period, and (y) with respect to any determination pursuant to Section 11(a), the Company Optional Redemption Notice Date, and, in each case, ending on and including such date of determination.

(dd) “Excluded Securities” has the meaning given such term in the Securities Purchase Agreement.

(ee) “FAST” means DTC Fast Automated Securities Transfer Program.

(ff) “Fiscal Quarter” means each of the fiscal quarters adopted by the Company for financial reporting purposes that correspond to the Company’s fiscal year as of the date hereof that ends on December 31.

(gg) “Fiscal Year” means the fiscal year adopted by the Company for financial reporting purposes as of the date hereof that ends on December 31.

(hh) “Floor Price” means $5.00 per share, as such amount may be reduced by the Company at any time in its sole discretion or as otherwise required pursuant to the terms of this Note. The Floor Price then in effect shall be adjusted for share splits, share dividends, share combinations, recapitalizations and similar events in the same manner, and at the same time, as the Conversion Price is adjusted pursuant to Section 8(d). If at any time the Conversion Price is reduced pursuant to Section 8 to an amount less than the Floor Price then in effect, the Floor Price shall automatically be reduced to such Conversion Price, effective simultaneously with such reduction and without any action by the Company or the Holder.

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(ii) “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through Subsidiaries or Affiliates, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity; or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its Significant Subsidiaries to one or more Subject Entities; or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Common Stock be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding shares of Common Stock, (y) 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding, or (z) such number of shares of Common Stock such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock; or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire in any transaction or series of related transactions, either (x) at least 50% of the outstanding shares of Common Stock, (y) at least 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding, or (z) such number of shares of Common Stock such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock; or (v) reorganize, recapitalize or reclassify its Common Stock, or (B) that the Company shall, directly or indirectly, including through Subsidiaries or Affiliates, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Common Stock, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock not held by all such Subject Entities as of the Issuance Date of this Note calculated as if any shares of Common Stock held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other stockholders of the Company to surrender their shares of Common Stock without approval of the stockholders of the Company or (C) directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

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(jj) “GAAP” means United States generally accepted accounting principles, consistently applied.

(kk) “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

(ll) “Indebtedness” shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(mm) “Investment” means any beneficial ownership (including stock, partnership or limited liability company interests) of or in any Person, or any loan, advance or capital contribution to any Person or the acquisition of all, or substantially all, of the assets of another Person or the purchase of any assets of another Person for greater than the fair market value of such assets.

(nn) “Intellectual Property” shall have the meaning ascribed to such term in the Security Agreement.

(oo) “Material Adverse Effect” shall have the meaning ascribed to such term in the Securities Purchase Agreement.

(pp) “Maturity Date” shall mean [ ]; provided, however, the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in an Event of Default or (ii) through the date that is twenty (20) Business Days after the consummation of a Fundamental Transaction in the event that a Fundamental Transaction or Change of Control is publicly announced prior to the Maturity Date, provided further that if a Holder elects to convert some or all of this Note pursuant to Section 3 hereof, and the Conversion Amount would be limited pursuant to Section 3(d) hereunder, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of this Note.

(qq) “New Subsidiary” means, as of any date of determination, any Person in which the Company after the Subscription Date, directly or indirectly, (i) owns or acquires any of the outstanding capital stock or holds any equity or similar interest of such Person or (ii) controls or operates all or any part of the business, operations or administration of such Person, and all of the foregoing, collectively, “New Subsidiaries”.

(rr) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

(ss) “Ordinary Course of Business” means, in respect of any transaction involving the Company or Subsidiary, the ordinary course of the Company or such Subsidiary’s business as conducted by the Company or such Subsidiary in accordance with (a) the usual and customary customs and practices in the kind of business in which the Company or such Subsidiary is engaged, (b) the past practice and operations of the Company or such Subsidiary, or (c) the proposed and planned practices, activities and operations of the Company or such Subsidiary as described in the Business Combination Registration Statement, and in each case, undertaken by the Company or such Subsidiary in good faith and not for purposes of or having the practical effect of evading any covenant or restriction in any Transaction Document.

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(tt) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(uu) “Permitted Indebtedness” means (i) Indebtedness evidenced by this Note and the Other Notes; (ii) Indebtedness set forth on the Perfection Certificates as in effect as of the Subscription Date; provided that the terms of such Indebtedness shall not be amended, restated, supplemented or otherwise modified after the Subscription Date in any manner that would (A) increase the principal amount thereof, (B) shorten the maturity or accelerate the amortization schedule thereof, (C) increase the rate of interest payable thereon, (D) add or expand any security or collateral therefor, (E) add or modify any covenant, event of default or other material term in a manner adverse to the Company or the holders of the Notes, or (F) otherwise be materially adverse to the interests of the holders of the Notes, in each case without the prior written consent of the Required Holder (iii) unsecured Indebtedness in connection with SPV Financing (as defined in the Securities Purchase Agreement) in aggregate amount not to exceed $5,000,000; provided, that such Indebtedness is expressly subordinated to the Notes pursuant to an intercreditor or subordination agreement in form and substance satisfactory to the Required Holder, and provides that the holders thereof shall have no right to declare or enforce any event of default or exercise any remedies for so long as any Notes remain outstanding; (iv) Indebtedness in connection with development projects incurred in the Ordinary Course of Business consistent with the Company’s annual budget as presented to its board of directors; provided that such Indebtedness shall be unsecured and shall not exceed $1,000,000 in aggregate principal amount outstanding at any time; (v) Indebtedness of a Subsidiary to the Company or another Subsidiary or Indebtedness of the Company to a Subsidiary; provided that (A) such Indebtedness is expressly subordinated to the Notes on terms reasonably satisfactory to the Required Holder, (B) the obligor Subsidiary (if applicable) has executed and delivered the Subsidiary Guaranties and the Security Documents, and (C) any promissory note or other instrument evidencing such Indebtedness is pledged to the Collateral Agent for the benefit of the holders of the Notes; (vi) to the extent constituting Indebtedness, Investments by the Company in Subsidiaries; provided that the conditions set forth in clause (v) above are satisfied with respect thereto; (vii) Indebtedness owed to any Person providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance, pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the Ordinary Course of Business; (viii) Indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds and similar obligations, in each case provided in the Ordinary Course of Business, in any case, in an aggregate amount not exceed $1,000,000 at any time outstanding; (ix) Indebtedness secured by Liens permitted under clause (iv) of the definition of “Permitted Liens” in an aggregate amount not to exceed $1,000,000 at any time outstanding; (x) Indebtedness incurred in the Ordinary Course of Business in respect of credit cards, credit card processing services, debit cards, stored value cards or purchase cards in an aggregate amount not to exceed $250,000 at any time outstanding; (xi) Indebtedness arising from endorsement of instruments or other payment items for deposit in the Ordinary Course of Business; (xii) Indebtedness incurred in respect of netting services, overdraft protection and other like services, in each case arising in the Ordinary Course of Business; (xiii) Indebtedness in respect of Taxes, assessments, or governmental charges that are not yet due and payable or that are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP; (xiv) other unsecured Indebtedness not otherwise permitted by the foregoing clauses in an aggregate outstanding principal amount not to exceed $1,000,000 at any time; and (xv) any extensions, renewals, refinancings and replacements of any of the foregoing Indebtedness so long as the principal amount of such refinancing or replacement does not exceed the principal amount of the Indebtedness being extended, renewed, refinanced or replaced except by an amount equal to unpaid accrued interest, fees and premiums thereon; provided that, notwithstanding the foregoing, and if the Indebtedness being refinanced, renewed, extended or replaced is subordinate to this Note, then such refinancing, renewal, extended or replacement Indebtedness shall also be subordinate to this Note. Notwithstanding anything contained herein to the contrary, (x) except for Indebtedness secured by Liens permitted under clause (iv) of the definition of “Permitted Liens”, no Indebtedness permitted under this definition shall be secured by any Lien on any property or assets of the Company or any of its Subsidiaries, (y) no Indebtedness shall be permitted under this definition if, immediately before or after giving effect thereto, an Event of Default exists or would result therefrom and (z) the aggregate amount of all Permitted Indebtedness (excluding the SPV Financing and the Notes or Other Notes) shall not exceed $3,000,000 in the aggregate.

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(vv) “Permitted Investments” means (i) Investments existing on the Subscription Date and disclosed in the Initial Perfection Certificate; (ii) Investments consisting of cash and cash equivalents; (iii) Investments by the Company in any Subsidiary that has executed and delivered the Subsidiary Guaranties and the Security Documents ; (iv) Investments consisting of extensions of trade credit in the Ordinary Course of Business; (v) Investments consisting of deposits made in the Ordinary Course of Business to secure the performance of leases, licenses, bids, statutory obligations, surety and appeal bonds, performance bonds and other similar obligations, in each case to the extent permitted under the Transaction Documents; (vi) Investments received in connection with the bankruptcy, insolvency, workout or reorganization of, or settlement of delinquent accounts or disputes with, customers and suppliers, in each case in the Ordinary Course of Business; (vii) Investments consisting of loans or advances to employees, officers or directors in the Ordinary Course of Business for travel, entertainment, relocation and similar ordinary course business purposes in an aggregate outstanding amount not to exceed $150,000 at any time; (viii) Investments consisting of endorsements of negotiable instruments for deposit or collection in the Ordinary Course of Business; and (ix) other Investments not otherwise permitted by the foregoing clauses in an aggregate outstanding amount not to exceed $1,000,000 at any time; provided that, notwithstanding the foregoing, no Investment shall be permitted if, immediately before or after giving effect thereto, an Event of Default exists or would result therefrom.

(ww) “Permitted Liens” means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the Ordinary Course of Business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen’s liens, mechanics’ liens and other similar liens, arising in the Ordinary Course of Business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens (A) upon or in any equipment acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment or Indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, in either case, with respect to Indebtedness in an aggregate amount not to exceed the Applicable Default Dollar Threshold, (v) Liens incurred in connection with the extension, renewal or refinancing of the Indebtedness secured by Liens of the type described in clause (iv) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase, (vi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods, (vii) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section 4(a)(xii), (viii) Liens of a collecting bank arising in the Ordinary Course of Business under Section 4-208 of the UCC in effect in the relevant jurisdiction covering only the items being collected upon, (ix) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the Ordinary Course of Business, (x) Liens in respect of non-exclusive licenses, sublicenses and similar arrangements for the use of intellectual property granted to third parties in the Ordinary Course of Business, (xi) security deposits to public utilities or to any municipalities or governmental authority or other public authorities when required by such utility, municipality, governmental authority or other public authority in connection with the supply of services or utilities, (xii) purported Liens evidenced by the filing of precautionary UCC financing statements relating solely to operating leases of personal property entered into in the Ordinary Course of Business, (xiii) Liens existing on the Subscription Date and disclosed in the Perfection Certificates (as defined in the Securities Purchase Agreement), (xiv) Liens on fixtures (but, for the avoidance of doubt, excluding any computing or related equipment) in favor of landlords as may be provided in real property leases entered into in the Ordinary Course of Business, (xv) Liens incurred in the Ordinary Course of Business in connection with the purchase or shipping of goods or assets (and the related assets and proceeds thereof), which Liens are in favor of the seller or shipper of such goods or assets and only attach to such goods or assets and otherwise arise in the Ordinary Course of Business, and (xvi) any other Liens that are expressly subordinate to the Liens of the Collateral Agent pursuant to a written subordination agreement acceptable to the Collateral Agent and the Required Holder in their sole discretion; provided that, notwithstanding the foregoing, Permitted Liens (other than those described in clauses (i) through (iii) and (vi) through (xiii)) shall not secure Indebtedness in an aggregate outstanding amount in excess of the Applicable Default Dollar Threshold at any time.

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(xx) “Person” means an individual, a limited liability company, a limited liability partnership, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(yy) “Price Failure” means, with respect to a particular date of determination, that the VWAP of the Common Stock on such date of determination fails to exceed $12.00 (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions occurring after the Subscription Date). All such determinations shall be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions.

(zz) “Principal Market” means The Nasdaq Global Market.

(aaa) “Redemption Notices” means, collectively, the Event of Default Redemption Notices, the Company Optional Redemption Notices, the Change of Control Redemption Notices and the Holder Redemption Notices, and each of the foregoing, individually, a “Redemption Notice.”

(bbb) “Redemption Premium” means 120%.

(ccc) “Redemption Prices” means, collectively, Event of Default Redemption Prices, the Company Optional Redemption Prices, and the Holder Redemption Prices, the Change of Control Redemption Prices, and each of the foregoing, individually, a “Redemption Price.”

(ddd) “Registration Rights Agreement” means that certain registration rights agreement executed and delivered by the Company pursuant to the Securities Purchase Agreement.

(eee) “Required Holder” means any fund, account or entity controlled or managed by Ayrton Capital LLC or any of its Affiliates, including EOT AC LLC; provided that, for all purposes of this Note and the other Transaction Documents, any reference to “the holder of Notes,” “any holder of Notes,” “each holder of Notes” or words of similar import that also refers to, or confers any right, power or discretion upon, the Required Holder shall be deemed to include the Required Holder whether or not the Required Holder is then a holder of record or beneficial owner of any Note; provided, further, that any consent, election, waiver, notice or other action given, made or taken by the Required Holder hereunder shall be binding upon all holders of Notes; and provided, further, that upon any transfer by EOT AC LLC, or any other fund or account managed by Ayrton Capital LLC or any of its Affiliates, of Notes representing a majority in aggregate principal amount of the Notes then outstanding to a transferee not controlled or managed by Ayrton Capital LLC or any of its Affiliates, such transferee (or, at such transferee’s election, its investment manager) shall automatically become the Required Holder for all purposes of this Note and the other Transaction Documents, and Ayrton Capital LLC shall thereupon cease to be the Required Holder.

(fff) “SEC” means the United States Securities and Exchange Commission or the successor thereto.

(ggg) “Securities Purchase Agreement” means that certain Securities Purchase Agreement, dated as of the Subscription Date, by and among the Private Company and the Buyers party thereto, as may be amended from time to time.

(hhh) “Security Agreement” shall have the meaning as set forth in the Securities Purchase Agreement.

(iii) “Significant Subsidiary” shall have the meaning as such term is defined in Rule 1-02 of Regulation S-X promulgated under the 1933 Act.

(jjj) “Subscription Date” shall have the meaning set forth in the preamble.

(kkk) “Subsidiaries” means, as of any date of determination, collectively, all Current Subsidiaries and all New Subsidiaries, and each of the foregoing, individually, a “Subsidiary.”

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(lll) “Subsidiary Guarantor” means each Subsidiary that has executed and delivered a Subsidiary Guaranty (or is required to execute and deliver a Subsidiary Guaranty pursuant to Section 16(o) of this Note or the terms of any other Transaction Document), in each case, in its capacity as a guarantor under such Subsidiary Guaranty

(mmm) “Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

(nnn) “Successor Entity” means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(ooo) “Trading Day” means any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price determinations relating to the Common Stock, any day on which an Eligible Market is open for trading of securities.

(ppp) “Transfer Agent” means the Company’s transfer agent.

(qqq) “Volume Failure” means, with respect to a particular date of determination, the aggregate daily dollar trading volume (as reported on Bloomberg) of the Common Stock on the Principal Market during regular market hours on such Trading Day is less than $15,000,000.

(rrr) “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 27. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

(sss) “Warrants” means the Warrants of the Company issued to the Buyers pursuant to the Securities Purchase Agreement.

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36. ABSENCE OF TRADING AND DISCLOSURE RESTRICTIONS. The Company acknowledges and agrees that the Holder is not a fiduciary or agent of the Company and that the Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of the Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that the Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.

37. CERTAIN TAX MATTERS. All payments to be made by the Company under this Note (whether in cash or in shares of Common Stock) shall be made without any Tax Deduction (as defined below) unless a Tax Deduction is required by law. The Company shall promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Holder accordingly. If a Tax Deduction is required by law to be made by the Company, the amount of the payment due from the Company under this Note shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due under this Note if no Tax Deduction had been required. If the Company is required to make a Tax Deduction, it shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law. Within thirty (30) days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Company shall deliver to the Holder evidence reasonably satisfactory to the Holder that the Tax Deduction has been made and that any appropriate payment has been paid to the relevant taxing authority. For greater certainty, (i) this Section 37 applies to all payments, whether in the form of cash, shares of Common Stock or otherwise, made under this Note, and (ii) the Company is obligated to indemnify the Holder pursuant to this Section 37 in the event that a Tax Deduction is required in respect of any payment to be made to the Holder under this Note and the Company and/or its Subsidiaries fail to comply with this Section 37. For purposes of this Section 37, “Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same) and “Tax Deduction” means any deduction or withholding for or on account of any Tax.

[signature page follows]

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IN WITNESS WHEREOF, EigenQ Holdings, Inc. has caused this Note to be duly executed as of the Issuance Date set out above.

EigenQ Holdings, Inc.

By:
Name:
Title:

Senior Secured Convertible Note - Signature Page

EXHIBIT I

EIGENQ HOLDINGS, INC.
CONVERSION NOTICE

Reference is made to the Senior Secured Convertible Note (the “Note”) issued to the undersigned by EigenQ Holdings, Inc., a Delaware corporation (the “Company”). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into shares of Common Stock, $[0.0001] par value per share (the “Common Stock”), of the Company, as of the date specified below. Capitalized terms not defined herein shall have the meaning as set forth in the Note.

Date of

Conversion: _____________

Aggregate Principal to be converted: ___________

Aggregate accrued and unpaid Interest and accrued and unpaid Late Charges with respect to such portion of the Aggregate Principal and such Aggregate Interest to be converted: _____________

AGGREGATE CONVERSION AMOUNT
TO BE CONVERTED: _____________

Please confirm the following information:

Conversion Price: ___________

Number of shares of Common Stock to be issued: _____________

Please issue the Common Stock into which the Note is being converted to Holder, or for its benefit, as follows:

☐ Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to: _____________

_____________

_____________

☐ Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant: _____________

DTC Number: _____________

Account Number: _____________

Date: _____________ __, ____________

Name of Registered Holder

By:
Name:
Title:

Tax ID:______________________________

E-mail Address:

Exhibit II

ACKNOWLEDGMENT

EigenQ Holdings, Inc. hereby acknowledges this Conversion Notice and hereby directs _________________ to issue the above indicated number of shares of Common Stock in accordance with the Irrevocable Transfer Agent Instructions dated _____________, 20__ from the Company and acknowledged and agreed to by ________________________.

EIGENQ HOLDINGS, INC.

By:
Name:
Title:

exhibit 10.5

Warrant To Purchase Common Stock

Warrant No.:

Date of Issuance: [                     ], 2026 (“Issuance Date”)

EigenQ Holdings, Inc., a Delaware corporation (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, EOT AC LLC, the registered holder hereof or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon exercise of this Warrant to Purchase Common Stock (including any Warrants to Purchase Common Stock issued in exchange, transfer or replacement hereof, the “Warrant”), at any time or times on or after the Issuance Date, but not after 11:59 p.m., New York time, on the Expiration Date (as defined below), _________________1 (subject to adjustment as provided herein) fully paid and non-assessable shares of Common Stock (as defined below) (the “Warrant Shares”, and such number of Warrant Shares, the “Warrant Number”). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 18 and capitalized terms used herein but not otherwise defined herein shall have the respective meanings given such terms in the Securities Purchase Agreement. This Warrant is one of the Warrants (the “SPA Warrants”) issued in exchange for certain warrants of EigenQ, Inc. (the “Private Company Warrants”) upon consummation of the Business Combination. The Private Company Warrants were originally issued pursuant to that certain Securities Purchase Agreement, dated as of September 17, 2026 (the “Subscription Date”), by and among the EigenQ, Inc and the investors (the “Buyers”) referred to therein, as amended from time to time (the “Securities Purchase Agreement”). For the avoidance of doubt, this Warrant and the other SPA Warrants shall be deemed issued pursuant to the Securities Purchase Agreement.

1. EXERCISE OF WARRANT.

(a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date (an “Exercise Date”), in whole or in part, by delivery (whether via email attachment or otherwise) of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant. Within one (1) Trading Day following an exercise of this Warrant as aforesaid, the Holder shall deliver payment to the Company of an amount equal to the Exercise Price in effect on the date of such exercise multiplied by the number of Warrant Shares as to which this Warrant was so exercised (the “Aggregate Exercise Price”) in cash or via wire transfer of immediately available funds if the Holder did not notify the Company in such Exercise Notice that such exercise was made pursuant to a Cashless Exercise (as defined in Section 1(d)). The Holder shall not be required to deliver the original of this Warrant in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original of this Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. Execution and delivery of an Exercise Notice for all of the then-remaining Warrant Shares shall have the same effect as cancellation of the original of this Warrant after delivery of the Warrant Shares in accordance with the terms hereof. On or before the first (1st) Trading Day following the date on which the Company has received an Exercise Notice, the Company shall transmit by facsimile or electronic mail an acknowledgment of confirmation of receipt of such Exercise Notice, in the form attached hereto as Exhibit B, to the Holder and the Company’s transfer agent (the “Transfer Agent”), which confirmation shall constitute an instruction to the Transfer Agent to process such Exercise Notice in accordance with the terms herein. On or before the second (2nd) Trading Day following the date on which the Company has received such Exercise Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade of such Warrant Shares initiated on the applicable Exercise Date), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of shares of Common Stock to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program (“FAST”), upon the request of the Holder, issue and deliver (via reputable overnight courier) to the address as specified in the Exercise Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled pursuant to such exercise. Upon delivery of an Exercise Notice, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account or the date of delivery of the certificates evidencing such Warrant Shares (as the case may be). If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise and upon surrender of this Warrant to the Company by the Holder, then, at the request of the Holder, the Company shall as soon as practicable and in no event later than two (2) Business Days after any exercise and at its own expense, issue and deliver to the Holder (or its designee) a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional shares of Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Common Stock to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent) that may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant. Notwithstanding the foregoing, except in the case where an exercise of this Warrant is validly made pursuant to a Cashless Exercise, the Company’s failure to deliver Warrant Shares to the Holder on or prior to the later of (i) two (2) Trading Days after receipt of the applicable Exercise Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade of such Warrant Shares initiated on the applicable Exercise Date) and (ii) one (1) Trading Day after the Company’s receipt of the Aggregate Exercise Price (or valid notice of a Cashless Exercise) (such later date, the “Share Delivery Date”) shall not be deemed to be a breach of this Warrant. Notwithstanding anything to the contrary contained in this Warrant or the Registration Rights Agreement, (A) in connection with any exercise of this Warrant for cash, after the effective date of the Registration Statement (as defined in the Registration Rights Agreement) and prior to the Holder’s receipt of the notice of a Grace Period (as defined in the Registration Rights Agreement) or (B) at any time upon any Cashless Exercise, the Company shall cause the Transfer Agent to deliver unlegended Warrant Shares of Common Stock to the Holder (or its designee). From the Issuance Date through and including the Expiration Date, the Company shall maintain a transfer agent that participates in FAST.

[1]	Equal to 100% of the quotient of (i) the aggregate original principal amount of Notes purchased by the Holder pursuant to the Securities Purchase Agreement divided by (ii) the Conversion Price (as defined in the Notes) in effect as of the Issuance Date.

(b) Exercise Price. For purposes of this Warrant, “Exercise Price” means $12.00, subject to adjustment as provided herein.

(c) Company’s Failure to Timely Deliver Securities. If the Company shall fail, for any reason or for no reason, on or prior to the Share Delivery Date, either (I) if the Transfer Agent is not participating in FAST, to issue and deliver to the Holder (or its designee) a certificate for the number of Warrant Shares to which the Holder is entitled and register such Warrant Shares on the Company’s share register or, if the Transfer Agent is participating in FAST, to credit the balance account of the Holder or the Holder’s designee with DTC for such number of Warrant Shares to which the Holder is entitled upon the Holder’s exercise of this Warrant (as the case may be) or (II) if a Registration Statement covering the resale of the Warrant Shares that are the subject of the Exercise Notice (the “Unavailable Warrant Shares”) is not available for the resale of such Unavailable Warrant Shares and the Company fails to promptly, but in no event later than as required pursuant to the Registration Rights Agreement (x) so notify the Holder and (y) deliver the Warrant Shares electronically without any restrictive legend by crediting such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal At Custodian system (the event described in the immediately foregoing clause (II) is hereinafter referred as a “Notice Failure” and together with the event described in clause (I) above, a “Delivery Failure”), then, in addition to all other remedies available to the Holder, (X) the Company shall pay in cash to the Holder on each day after the Share Delivery Date and during such Delivery Failure an amount equal to 1% of the product of (A) the sum of the number of shares of Common Stock not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, multiplied by (B) the highest reported price (as reported by Bloomberg) of the Company’s Common Stock on the applicable Exercise Date, and (Y) the Holder, upon written notice to the Company, may void its Exercise Notice with respect to, and retain or have returned, as the case may be, any portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the voiding of an Exercise Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise. In addition to the foregoing, if on or prior to the Share Delivery Date either (I) the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, the Company shall fail to issue and deliver to the Holder (or its designee) a certificate and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, the Transfer Agent shall fail to credit the balance account of the Holder or the Holder’s designee with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s exercise hereunder or pursuant to the Company’s obligation pursuant to clause (B)(2) below or (II) a Notice Failure occurs, and if on or after such Share Delivery Date the Holder purchases or otherwise acquires (in an open market transaction, stock loan or otherwise) shares of Common Stock to deliver in satisfaction of sale by the Holder of all or any portion of the number of shares of Common Stock issuable upon such exercise that the Holder is entitled to receive from the Company and has not received from the Company in connection with such Delivery Failure or Notice Failure, as applicable (a “Buy-In”), then, in addition to all other remedies available to the Holder, the Company shall, within two (2) Business Days after receipt of the Holder’s written notice delivered pursuant to this Section, (A) pay in cash to the Holder (in addition to any other remedies available to or elected by the Holder) the amount, if any, by which (x) the Holder’s total purchase price or cost of acquisition (including any brokerage commissions, stock loan costs and other out-of-pocket expenses) for the shares of Common Stock so purchased or acquired exceeds (y) the product of (1) the aggregate number of Warrant Shares that the Holder was entitled to receive from the exercise at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) (the “Buy-In Payment Amount”) and (B) at the option of the Holder, either (1) reinstate the portion of this Warrant subject to such exercise and increase the number of Warrant Shares issuable upon exercise of this Warrant by the number of Warrant Shares subject thereto (in which case such exercise shall be deemed rescinded) and return to the Holder any Aggregate Exercise Price paid in respect thereof, or (2) deliver to the Holder the number of Warrant Shares that would have been issued if the Company had timely complied with its delivery requirements under this Section 1(c). For example, if the Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of this Warrant with respect to which the actual sale price of the Warrant Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock (or to electronically deliver such shares of Common Stock) upon the exercise of this Warrant as required pursuant to the terms hereof. In addition to the foregoing rights, (i) if the Company fails to deliver the applicable number of Warrant Shares upon an exercise pursuant to Section 1 by the applicable Share Delivery Date, then the Holder shall have the right to rescind such exercise in whole or in part and retain and/or have the Company return, as the case may be, any portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the rescission of an exercise shall not affect the Company’s obligation to make any payments that have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise, and (ii) if a registration statement covering the issuance or resale of the Warrant Shares that are subject to an Exercise Notice is not available for the issuance or resale, as applicable, of such Warrant Shares and the Holder has submitted an Exercise Notice prior to receiving notice of the non-availability of such registration statement and the Company has not already delivered the Warrant Shares underlying such Exercise Notice electronically without any restrictive legend by crediting such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit / Withdrawal At Custodian system, the Holder shall have the option, by delivery of notice to the Company, to (x) rescind such Exercise Notice in whole or in part and retain or have returned, as the case may be, any portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the rescission of an Exercise Notice shall not affect the Company’s obligation to make any payments that have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise, and/or (y) switch some or all of such Exercise Notice from a cash exercise to a Cashless Exercise.

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(d) Cashless Exercise. Notwithstanding anything contained herein to the contrary (other than Section 1(f) below), if at the time of exercise hereof a Registration Statement (as defined in the Registration Rights Agreement) is not effective (or the prospectus contained therein is not available for use) for the resale by the Holder of all of the Warrant Shares, then the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of Warrant Shares determined according to the following formula (a “Cashless Exercise”):

Net Number = (A x B) - (A x C)

B

For purposes of the foregoing formula:

A= the total number of shares with respect to which this Warrant is then being exercised.

B = as elected by the Holder: (i) the VWAP of the shares of Common Stock on the Trading Day immediately preceding the date of the applicable Exercise Notice if such Exercise Notice is (1) both executed and delivered pursuant to Section 1(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 1(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(88) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Exercise Notice or (z) the Bid Price of the shares of Common Stock as of the time of the Holder’s execution of the applicable Exercise Notice if such Exercise Notice is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter pursuant to Section 1(a) hereof, or (iii) the Closing Sale Price of the Common Stock on the date of the applicable Exercise Notice if the date of such Exercise Notice is a Trading Day and such Exercise Notice is both executed and delivered pursuant to Section 1(a) hereof after the close of “regular trading hours” on such Trading Day.

C = the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

If the Warrant Shares are issued in a Cashless Exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the 1933 Act, the Warrant Shares take on the registered characteristics of the Warrants being exercised. For purposes of Rule 144(d) promulgated under the 1933 Act, as in effect on the Subscription Date, it is intended that the Warrant Shares issued in a Cashless Exercise shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the date this Warrant was originally issued pursuant to the Securities Purchase Agreement.

(e) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the number of Warrant Shares to be issued pursuant to the terms hereof, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 14.

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(f) Limitations on Exercises.

(i) Beneficial Ownership. The Company shall not effect the exercise of any portion of this Warrant, and the Holder shall not have the right to exercise any portion of this Warrant, pursuant to the terms and conditions of this Warrant and any such exercise shall be null and void and treated as if never made, to the extent that after giving effect to such exercise, the Holder together with the other Attribution Parties collectively would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the shares of Common Stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by the Holder and the other Attribution Parties shall include the number of shares of Common Stock held by the Holder and all other Attribution Parties plus the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude shares of Common Stock which would be issuable upon (A) exercise of the remaining, unexercised portion of this Warrant beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred stock or warrants, including other SPA Warrants) beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 1(f)(i). For purposes of this Section 1(f)(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. For purposes of determining the number of outstanding shares of Common Stock the Holder may acquire upon the exercise of this Warrant without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of shares of Common Stock outstanding (the “Reported Outstanding Share Number”). If the Company receives an Exercise Notice from the Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall (i) notify the Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Exercise Notice would otherwise cause the Holder’s beneficial ownership, as determined pursuant to this Section 1(f)(i), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Warrant Shares to be acquired pursuant to such Exercise Notice (the number of shares by which such purchase is reduced, the “Reduction Shares”) and (ii) as soon as reasonably practicable, the Company shall return to the Holder any exercise price paid by the Holder for the Reduction Shares. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of shares of Common Stock to the Holder upon exercise of this Warrant results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which the Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return to the Holder the exercise price paid by the Holder for the Excess Shares. Upon delivery of a written notice to the Company, the Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties and not to any other holder of SPA Warrants that is not an Attribution Party of the Holder. For purposes of clarity, the shares of Common Stock issuable pursuant to the terms of this Warrant in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to exercise this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 1(f)(i) to the extent necessary to correct this paragraph or any portion of this paragraph which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 1(f)(i) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Warrant.

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(ii) Intentionally Omitted.

(g) Reservation of Shares.

(i) Required Reserve Amount. So long as this Warrant remains outstanding, the Company shall at all times keep reserved for issuance under this Warrant a number of shares of Common Stock at least equal to 200% of the maximum number of shares of Common Stock as shall be necessary to satisfy the Company’s obligation to issue shares of Common Stock under the SPA Warrants then outstanding at the lower of $5.00 and the Exercise Price (as defined in the Warrants) then in effect (without regard to any limitations on exercise) (the “Required Reserve Amount”); provided that at no time shall the number of shares of Common Stock reserved pursuant to this Section 1(g)(i) be reduced other than proportionally in connection with any exercise or redemption of SPA Warrants or such other event covered by Section 2(a) below. The Required Reserve Amount (including, without limitation, each increase in the number of shares so reserved) shall be allocated pro rata among the holders of the SPA Warrants based on number of shares of Common Stock issuable upon exercise of SPA Warrants held by each holder on the Closing Date (without regard to any limitations on exercise) or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a holder shall sell or otherwise transfer any of such holder’s SPA Warrants, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any SPA Warrants shall be allocated to the remaining holders of SPA Warrants, pro rata based on the number of shares of Common Stock issuable upon exercise of the SPA Warrants then held by such holders (without regard to any limitations on exercise).

(ii) Insufficient Authorized Shares. If, notwithstanding Section 1(g)(i) above, and not in limitation thereof, at any time while any of the SPA Warrants remain outstanding, the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for all the SPA Warrants then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal. Notwithstanding the foregoing, if at any such time of an Authorized Share Failure, the Company is able to obtain the written consent of a majority of the shares of its issued and outstanding shares of Common Stock to approve the increase in the number of authorized shares of Common Stock, the Company may satisfy this obligation by obtaining such consent and submitting for filing with the SEC an Information Statement on Schedule 14C. In the event that the Company is prohibited from issuing shares of Common Stock upon an exercise of this Warrant due to the failure by the Company to have sufficient shares of Common Stock available out of the authorized but unissued shares of Common Stock (such unavailable number of shares of Common Stock, the “Authorization Failure Shares”), in lieu of delivering such Authorization Failure Shares to the Holder, the Company shall pay cash in exchange for the cancellation of such portion of this Warrant exercisable into such Authorization Failure Shares at a price equal to the sum of (i) the product of (x) such number of Authorization Failure Shares and (y) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date the Holder delivers the applicable Exercise Notice with respect to such Authorization Failure Shares to the Company and ending on the date of such issuance and payment under this Section 1(g); and (ii) to the extent the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of Authorization Failure Shares, any Buy-In Payment Amount, brokerage commissions and other out-of-pocket expenses, if any, of the Holder incurred in connection therewith. Nothing contained in this Section 1(g) shall limit any obligations of the Company under any provision of the Securities Purchase Agreement.

2. Warrant adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 2.

(a) Stock Dividends and Splits. Without limiting any provision of Section 2(a), Section 3 or Section 4, if the Company, at any time on or after the Issuance Date, (i) pays a stock dividend on one or more classes of its then outstanding shares of Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its then outstanding shares of Common Stock into a larger number of shares or (iii) combines (by combination, reverse stock split or otherwise) one or more classes of its then outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this paragraph occurs during the period that an Exercise Price is calculated hereunder, then the calculation of such Exercise Price shall be adjusted appropriately to reflect such event.

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(b) Adjustment of Exercise Price upon Issuance of Common Stock, Options or Convertible Securities. If and whenever on or after the Issuance Date the Company sells or grants any option to purchase or sells or grants any right to reprice, enters into any agreement to sell, grant, issue or otherwise dispose of, or otherwise disposes of or issues (or announces any of the foregoing), any shares of Common Stock, Options or Convertible Securities entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Exercise Price, or the conversion, exercise or exchange price of, or the consideration payable upon conversion, exercise or exchange of, any outstanding Options or Convertible Securities is reduced, reset or repriced (whether pursuant to the terms thereof, by amendment, waiver or otherwise, and whether or not such Options or Convertible Securities were granted, issued or sold prior to, on or after the Issuance Date or constituted Excluded Securities when granted, issued or sold) (or the Company enters into any agreement to effect any such reduction, reset or repricing) such that shares of Common Stock may thereafter be acquired thereunder at an effective price per share that is lower than the then Exercise Price (such issuances, reductions, resets and repricings, and agreements with respect thereto, collectively, a “Dilutive Issuance”) (if the holder of the Common Stock, Options or Convertible Securities so issued (or agreed to be issued) shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is lower than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive Issuance), then the Exercise Price shall be reduced to equal the Base Exercise Price (subject to adjustment for reverse and forward stock splits, recapitalizations and similar transactions following the date of the Securities Purchase Agreement).

For purposes of this Section 2(b), “Dilutive Issuance Date” means, with respect to any Dilutive Issuance, the earliest of (i) the date on which the Company enters into any agreement (whether or not subject to conditions) to sell, grant, issue or otherwise dispose of the applicable shares of Common Stock, Options or Convertible Securities, or to effect the applicable reduction, reset or repricing, (ii) the date on which the Company sells, grants or otherwise disposes of or issues the applicable shares of Common Stock, Options or Convertible Securities or on which the applicable reduction, reset or repricing becomes effective and (iii) the date on which the Company announces any such sale, grant, disposition or issuance (or any agreement with respect thereto) provided that, if such earliest date is not a Trading Day, the Dilutive Issuance Date shall be the immediately following Trading Day. If the terms of any such agreement are subsequently amended or modified, the date of such amendment or modification (or, if such date is not a Trading Day, the immediately following Trading Day) shall constitute a new Dilutive Issuance Date with respect to such Dilutive Issuance, and the Exercise Price shall be further adjusted, if applicable, based on the amended terms. For purposes of this Section 2(b), “Base Exercise Price” means, with respect to any Dilutive Issuance, the lower of (x) the effective price per share at which such Common Stock, Options or Convertible Securities were or are to be issued, granted, sold or otherwise disposed of (including pursuant to any agreement described in clause (i) of the definition of Dilutive Issuance Date) or, in the case of any reduction, reset or repricing, the effective price per share at which shares of Common Stock may be acquired thereunder after giving effect thereto of and (y) the lowest VWAP of the Common Stock during the five (5) consecutive Trading Day period commencing on, and including, the Dilutive Issuance Date. The Exercise Price shall be reduced to the price determined under clause (x) effective as of the Dilutive Issuance Date, and shall be further reduced to the price determined under clause (y) if lower, effective upon determination thereof. Notwithstanding the foregoing, if the applicable Dilutive Issuance consists solely of the sale or issuance (or agreement to sale or issue) of shares of Common Stock and no Options or Convertible Securities are issued, granted, sold or otherwise disposed of in connection with, or as part of the same transaction or series of related transactions as, such Dilutive Issuance, then the Base Exercise Price with respect to such Dilutive Issuance shall be the price determined under clause (x) above only, and clause (y) above shall not apply to such Dilutive Issuance. Notwithstanding the foregoing, the entry into or announcement of a Permitted ATM (as defined in the Securities Purchase Agreement) shall not itself be a Dilutive Issuance, but each sale of shares of Common Stock thereunder shall be tested as a separate Dilutive Issuance as of its Trading Day.

Notwithstanding the foregoing, no adjustment will be made under this Section 2(b) in respect of Excluded Securities, and no adjustment pursuant to this Section 2(b) shall be made if such adjustment would result in an increase of the Exercise Price then in effect. If the Company enters into a Variable Rate Transaction (as defined in the Securities Purchase Agreement), despite the prohibition set forth in the Securities Purchase Agreement, the Company shall be deemed to have granted, issued or sold Common Stock, Options or Convertible Securities at the lowest possible conversion, exercise or exchange price at which such securities may be converted, exercised or exchanged, and the Base Exercise Price with respect thereto shall be the lower of such deemed price and the price determined under clause (y) of the definition of Base Exercise Price.

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The Company shall notify the Holder in writing, no later than the Trading Day following each Dilutive Issuance Date, indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms, and shall deliver a further written notice to the Holder no later than the Trading Day following the last day of the five (5) Trading Day period referred to in the definition of Base Exercise Price setting forth the Base Exercise Price as finally determined (each such notice, a “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 2(b), upon the occurrence of any Dilutive Issuance, the Holder is entitled to receive a number of Warrant Shares based upon the Base Exercise Price on or after the applicable Dilutive Issuance Date, regardless of whether the Holder accurately refers to the Base Exercise Price in the Exercise Notice.

(i) Record Date. If the Company takes a record of the holders of shares of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(c) Intentionally Omitted.

(d) Other Events. In the event that the Company (or any Subsidiary (as defined in the Securities Purchase Agreement)) shall take any action to which the provisions hereof are not strictly applicable, or, if applicable, would not operate to protect the Holder from dilution or if any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company’s board of directors shall in good faith determine and implement an appropriate adjustment in the Exercise Price and the number of Warrant Shares (if applicable) so as to protect the rights of the Holder, provided that no such adjustment pursuant to this Section 2(d) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2, provided further that if the Holder does not accept such adjustments as appropriately protecting its interests hereunder against such dilution, then the Company’s board of directors and the Holder shall agree, in good faith, upon an independent investment bank of nationally recognized standing to make such appropriate adjustments, whose determination shall be final and binding absent manifest error and whose fees and expenses shall be borne by the Company.

(e) Calculations. All calculations under this Section 2(e) shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issuance or sale of Common Stock.

(f) Voluntary Adjustment By Company. The Company may at any time during the term of this Warrant, with the prior written consent of the Required Holder (as defined in the Securities Purchase Agreement), reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

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(g) VWAP Reset. On the nine (9) month anniversary of the closing of the Business Combination (as defined in the Securities Purchase Agreement) and each successive nine (9) month anniversary thereof (or, if any such day is not a Trading Day, the first Trading Day thereafter) (each, a “Reset Date”), the Exercise Price shall be reset to the lowest daily VWAP during the five (5) Trading Days ending on, and including, the Trading Day immediately preceding the applicable Reset Date (such period, the “Reset Measuring Period,” and such price, the “Reset Price”), but not below the Floor Price . If the Reset Price with respect to any Reset Date is below both the Floor Price then in effect and the Exercise Price then in effect (a “Floor Price Condition”), the Exercise Price shall reset to the Floor Price on such Reset Date, and the Company shall, by written notice delivered to the Holder no later than 5:30 p.m., New York time, on the last Trading Day of the applicable Reset Measuring Period (an “Election Notice”), irrevocably elect to either (a) reduce the Exercise Price to the Reset Price determined without regard to the Floor Price and reduce the Floor Price to such Reset Price, in each case effective as of such Reset Date, or (b) recalculate the Reset Price as of the ninetieth (90th) calendar day following such Reset Date (or, if such day is not a Trading Day, the first Trading Day thereafter) (the “Recalculation Date”), with such recalculation made as if the Recalculation Date were the Reset Date (including, for the avoidance of doubt, by reference to the five (5) Trading Days ending on, and including, the Trading Day immediately preceding the Recalculation Date). Each Election Notice shall set forth (i) the applicable Reset Date, (ii) the Reset Price determined without regard to the Floor Price, (iii) the Floor Price and the Exercise Price then in effect and (iv) the Company’s election pursuant to clause (a) or (b) above. If the Company fails to timely deliver an Election Notice with respect to any Reset Date on which a Floor Price Condition exists, the Company shall be deemed to have irrevocably elected clause (a) above with respect to such Reset Date. If the Company elects clause (b) above with respect to any Reset Date, then: (x) if the Reset Price as recalculated as of the Recalculation Date is equal to or greater than the Floor Price then in effect, the Exercise Price shall be reduced to such recalculated Reset Price effective as of the Recalculation Date (but in no event increased); and (y) if the Reset Price as so recalculated is below both the Floor Price then in effect and the Exercise Price then in effect, the Company shall, by written notice delivered to the Holder no later than 5:30 p.m., New York time, on the last Trading Day of the recalculation measuring period described in clause (b) above, irrevocably elect to reduce the Exercise Price to such recalculated Reset Price determined without regard to the Floor Price and reduce the Floor Price to such recalculated Reset Price, in each case effective as of the Recalculation Date. If the Company fails to timely deliver such notice, the Company shall be deemed to have irrevocably elected such reduction. The Company may not elect to recalculate the Reset Price pursuant to clause (b) more than once with respect to any Reset Date. Any reset or adjustment to the Exercise Price pursuant to this Section 2(g) shall be automatic and self-operative as of the applicable Reset Date or Recalculation Date, as applicable, and no notice, certification or other action by the Company or the Holder shall be required for such reset or adjustment to become effective. From and after the applicable Reset Date or Recalculation Date, as applicable, the Holder shall be entitled to use the Exercise Price as so reset or adjusted (including, if applicable, pursuant to any election or deemed election hereunder) for purposes of any exercise of this Warrant, whether or not the Company has delivered any Election Notice or other notice with respect thereto. Any election (or deemed election) pursuant to this Section 2(g) shall be made identically and simultaneously with respect to this Warrant and all other SPA Warrants, and each Election Notice shall be delivered simultaneously to all holders of SPA Warrants and shall certify the same. Any election made in violation of this paragraph shall be null and void ab initio, and the Company shall be deemed to have irrevocably elected clause (a) above (or, at a Recalculation Date, the reduction described in clause (y) above) with respect to this Warrant. No reset or adjustment pursuant to this Section 2(g) shall increase the Exercise Price then in effect. No adjustment to the Exercise Price pursuant to any other provision of this Section 2 shall be subject to, or limited by, the Floor Price. If any adjustment pursuant to any other provision of this Section 2 and any reset pursuant to this Section 2(g) would become effective on the same date, such other adjustment shall be given effect first, and the Reset Price, the existence of a Floor Price Condition and the Exercise Price then in effect shall each be determined after giving effect thereto. For so long as any Notes remain outstanding, if the Floor Price under the Notes is at any time reduced, whether pursuant to an election or deemed election under Section 3(e) of the Notes, pursuant to the definition of “Floor Price” in the Notes, or otherwise, the Floor Price hereunder shall automatically be reduced to the same amount, and if the Exercise Price then in effect exceeds such reduced Floor Price, the Exercise Price shall automatically be reduced to such reduced Floor Price, in each case effective simultaneously with such reduction and without any action by the Company or the Holder.

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(h) Number of Warrant Shares. Upon the date of any adjustment to the Exercise Price pursuant to this Section 2 (excluding any adjustment pursuant to Section 2(g) and, unless the Company’s Market Capitalization is then equal to or less than one billion dollars ($1,000,000,000), any adjustment pursuant to Section 2(b)) (an “Adjustment Event”), the number of Warrant Shares issuable upon exercise of this Warrant shall be automatically adjusted such that, immediately following such Adjustment Event, such number shall equal (I) the quotient of (A) the product of (1) the number of Warrant Shares issuable upon exercise of this Warrant as of the Issuance Date hereof multiplied by (2) $12.00 divided by (B) the Exercise Price in effect immediately following such Adjustment Event, minus (II) the aggregate number of Warrant Shares theretofore issued pursuant to any exercise of this Warrant (as appropriately adjusted for any share split, share dividend, share combination, recapitalization or similar event occurring after any such exercise), in each case without regard to any limitations on exercise contained herein.

3. RIGHTS UPON DISTRIBUTION OF ASSETS. In addition to any adjustments pursuant to Section 2 above or Section 4 below, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property, options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution (and beneficial ownership) to the extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

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4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

(a) Purchase Rights. In addition to any adjustments pursuant to Sections 2 or 3 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issuance or sale of such Purchase Rights (provided, however, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Purchase Right (and beneficial ownership) to the extent of any such excess) and such Purchase Right to such extent shall be held in abeyance for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance) to the same extent as if there had been no such limitation).

(b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents (as defined in the Securities Purchase Agreement) in accordance with the provisions of this Section 4(b) pursuant to written agreements in form and substance satisfactory to the Required Holder and approved by the Required Holder prior to such Fundamental Transaction, including agreements to deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, which is exercisable for a corresponding number of shares of capital stock equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such adjustments to the number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction). Upon the consummation of each Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of the applicable Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of each Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the applicable Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property (except such items still issuable under Sections 3 and 4(a) above, which shall continue to be receivable thereafter)) issuable upon the exercise of the Warrant prior to the applicable Fundamental Transaction, such shares of publicly traded common stock (or its equivalent) of the Successor Entity (including its Parent Entity) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had this Warrant been exercised immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Warrant), as adjusted in accordance with the provisions of this Warrant. Notwithstanding the foregoing, and without limiting Section 1(f) hereof, the Required Holder may elect, at their sole option, by delivery of written notice to the Company to waive this Section 4(b) to permit the Fundamental Transaction without the assumption of this Warrant. In addition to and not in substitution for any other rights hereunder, prior to the consummation of each Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the applicable Fundamental Transaction but prior to the Expiration Date lieu of the shares of the Common (or other securities, cash, assets or other property (except such items still issuable under Sections 3 and 4(a) above, which shall continue to be receivable thereafter)) issuable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had this Warrant been exercised immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Warrant) (the “Alternate Consideration”). If holders of Common Stock are given a choice as to the securities, cash or property to be received in such Fundamental Transaction, the Holder shall be given the same choice as to the Alternate Consideration it receives. Provision made pursuant to this paragraph shall be in a form and substance reasonably satisfactory to the Holder.

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(c) Black Scholes Value.

(i) Fundamental Transaction Redemption. Notwithstanding the foregoing and the provisions of Section 4(b) above, at the request of the Holder delivered at any time commencing on the earliest to occur of (x) the public disclosure of any Fundamental Transaction, (y) the consummation of any Fundamental Transaction and (z) the Holder first becoming aware of any Fundamental Transaction through the date that is ninety (90) days after the public disclosure of the consummation of such Fundamental Transaction by the Company pursuant to a Current Report on Form 8-K filed with the SEC, the Company or the Successor Entity (as the case may be) shall purchase this Warrant from the Holder on the date of such request by paying to the Holder cash in an amount equal to the Black Scholes Value. Notwithstanding anything to the contrary herein, the aggregate cash amount payable to all holders of SPA Warrants pursuant to this Section 4(c)(i) in connection with any single Fundamental Transaction or series of related Fundamental Transactions shall not exceed One Hundred Twenty-Five Million Dollars ($125,000,000). For the avoidance of doubt, the foregoing cap shall in no way limit the Holder’s right to exercise this Warrant in connection with a Fundamental Transaction in accordance with the other provisions of this Warrant, including Section 4(b). Payment of such amounts shall be made by the Company (or at the Company’s direction) to the Holder on or prior to the later of (x) the second (2nd) Trading Day after the date of such request and (y) the date of consummation of such Fundamental Transaction.

(d) Application. The provisions of this Section 4 shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied as if this Warrant (and any such subsequent warrants) were fully exercisable and without regard to any limitations on the exercise of this Warrant (provided that the Holder shall continue to be entitled to the benefit of the Maximum Percentage, applied however with respect to shares of capital stock registered under the 1934 Act and thereafter receivable upon exercise of this Warrant (or any such other warrant)).

5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation (as defined in the Securities Purchase Agreement), Bylaws (as defined in the Securities Purchase Agreement) or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issuance or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (a) shall not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the exercise of this Warrant. Notwithstanding anything herein to the contrary, if after the sixty (60) calendar day anniversary of the Issuance Date, the Holder is not permitted to exercise this Warrant in full for any reason (other than pursuant to restrictions set forth in Section 1(f) hereof), the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to permit such exercise into shares of Common Stock.

6. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in its capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in its capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which it is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

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7. REISSUANCE OF WARRANTS.

(a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

(b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

(c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, no warrants for fractional shares of Common Stock shall be given.

(d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of shares of Common Stock underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company will give written notice to the Holder (i) promptly upon each adjustment of the Exercise Price and the number of Warrant Shares, setting forth in reasonable detail, and certifying, the calculation of such adjustment(s), (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the shares of Common Stock, or (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of shares of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder, (iii) at least ten (10) Trading Days prior to the consummation of any Fundamental Transaction and (iv) within one (1) Business Day of the occurrence of an Event of Default (as defined in the Notes), setting forth in reasonable detail any material events with respect to such Event of Default and any efforts by the Company to cure such Event of Default. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of its Subsidiaries, the Company shall simultaneously file such notice with the SEC (as defined in the Securities Purchase Agreement) pursuant to a Current Report on Form 8-K. If the Company or any of its Subsidiaries provides material non-public information to the Holder that is not simultaneously filed in a Current Report on Form 8-K and the Holder has not agreed to receive such material non-public information, the Company hereby covenants and agrees that the Holder shall not have any duty of confidentiality to the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents with respect to, or a duty to any of the foregoing not to trade on the basis of, such material non-public information. It is expressly understood and agreed that the time of execution specified by the Holder in each Exercise Notice shall be definitive and may not be disputed or challenged by the Company.

9. ABSENCE OF TRADING AND DISCLOSURE RESTRICTIONS. The Company acknowledges and agrees that the Holder is not a fiduciary or agent of the Company and that the Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of the Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that the Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.

10. AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant (other than Section 1(f)) may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holder. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

11. SEVERABILITY. If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

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12. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to the Company at the address set forth in Section 9(f) of the Securities Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS WARRANT OR ANY TRANSACTION CONTEMPLATED HEREBY.

13. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any Person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant. Terms used in this Warrant but defined in the other Transaction Documents shall have the meanings ascribed to such terms on the Closing Date (as defined in the Securities Purchase Agreement) in such other Transaction Documents unless otherwise consented to in writing by the Holder.

14. DISPUTE RESOLUTION.

(a) Submission to Dispute Resolution.

(i) In the case of a dispute relating to the Exercise Price, the Closing Sale Price, the Bid Price, Black Scholes Value or fair market value or the arithmetic calculation of the number of Warrant Shares (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the Holder (as the case may be) shall submit the dispute to the other party via email (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by the Holder, at any time after the Holder learned of the circumstances giving rise to such dispute. If the Holder and the Company are unable to promptly resolve such dispute relating to such Exercise Price, such Closing Sale Price, such Bid Price, Black Scholes Value or such fair market value or such arithmetic calculation of the number of Warrant Shares (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or the Holder (as the case may be) of such dispute to the Company or the Holder (as the case may be), then the Company may, at its sole option, select an independent, reputable investment bank reasonably satisfactory to the Holder to resolve such dispute.

(ii) The Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 14 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which the Holder selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Holder or otherwise requested by such investment bank, neither the Company nor the Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

(iii) The Company and the Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and the Required Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

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(b) Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 14 constitutes an agreement to arbitrate between the Company and the Holder (and constitutes an arbitration agreement) under the rules then in effect under § 7501, et seq. of the New York Civil Practice Law and Rules (“CPLR”) and that the Holder is authorized to apply for an order to compel arbitration pursuant to CPLR § 7503(a) in order to compel compliance with this Section 14, (ii) a dispute relating to the Exercise Price includes, without limitation, disputes as to (A) whether an issuance or sale or deemed issuance or sale of Common Stock occurred under Section 2(a), (B) the consideration per share at which an issuance or deemed issuance of Common Stock occurred, (C) whether any issuance or sale or deemed issuance or sale of Common Stock was an issuance or sale or deemed issuance or sale of Excluded Securities, (D) whether an agreement, instrument, security or the like constitutes an Option or Convertible Security and (E) whether a Dilutive Issuance occurred, (iii) the terms of this Warrant and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute (including, without limitation, determining (A) whether an issuance or sale or deemed issuance or sale of Common Stock occurred under Section 2(a), (B) the consideration per share at which an issuance or deemed issuance of Common Stock occurred, (C) whether any issuance or sale or deemed issuance or sale of Common Stock was an issuance or sale or deemed issuance or sale of Excluded Securities, (D) whether an agreement, instrument, security or the like constitutes an Option or Convertible Security and (E) whether a Dilutive Issuance occurred) and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Warrant and any other applicable Transaction Documents, (iv) the Holder (and only the Holder), in its sole discretion, shall have the right to submit any dispute described in this Section 14 to any state or federal court sitting in The City of New York, Borough of Manhattan in lieu of utilizing the procedures set forth in this Section 14 and (v) nothing in this Section 14 shall limit the Holder from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 14).

15. REMEDIES, CHARACTERIZATION, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue any damages or other relief to which the Holder may be entitled under applicable law for any failure by the Company to comply with the terms of this Warrant. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, exercises and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The issuance of shares and certificates for shares as contemplated hereby upon the exercise of this Warrant shall be made without charge to the Holder or such shares for any issuance tax or other costs in respect thereof, provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than the Holder or its agent on its behalf.

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16. PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If this Warrant is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Warrant or to enforce the provisions of this Warrant, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, reasonable attorneys’ fees and disbursements.

17. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company.

18. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

(a) “1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(b) “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c) “Adjustment Right” means any right granted with respect to any securities issued in connection with, or with respect to, any issuance or sale (or deemed issuance or sale in accordance with Section 2) of shares of Common Stock (other than rights of the type described in Section 3 and 4 hereof) that could result in a decrease in the net consideration received by the Company in connection with, or with respect to, such securities (including, without limitation, any cash settlement rights, cash adjustment or other similar rights).

(d) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(e) “Approved Agreement” means any employment agreement, consulting agreement or other agreement by the Company or a Subsidiary, on the one hand, and any director, manager, officer, consultant or service provider of the Company or a Subsidiary, on the other hand.

(f) “Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issuance Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

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(g) “Bid Price” means, for any security as of the particular time of determination, the bid price for such security on the Principal Market as reported by Bloomberg as of such time of determination, or, if the Principal Market is not the principal securities exchange or trading market for such security, the bid price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg as of such time of determination, or if the foregoing does not apply, the bid price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg as of such time of determination, or, if no bid price is reported for such security by Bloomberg as of such time of determination, the average of the bid prices of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices) as of such time of determination. If the Bid Price cannot be calculated for a security as of the particular time of determination on any of the foregoing bases, the Bid Price of such security as of such time of determination shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 14. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

(h) “Black Scholes Value” means the value of the unexercised portion of this Warrant remaining on the date of the Holder’s request pursuant to Section 4(c)(i), which value is calculated using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg utilizing (i) an underlying price per share equal to the greater of (1) the highest Closing Sale Price of the Common Stock during the period beginning on the Trading Day immediately preceding the announcement of the applicable Fundamental Transaction (or the consummation of the applicable Fundamental Transaction, if earlier) and ending on the Trading Day of the Holder’s request pursuant to Section 4(c)(i) and (2) the sum of the price per share being offered in cash in the applicable Fundamental Transaction (if any) plus the value of the non-cash consideration being offered in the applicable Fundamental Transaction (if any), (ii) a strike price equal to the Exercise Price in effect on the date of the Holder’s request pursuant to Section 4(c)(i), (iii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the greater of (1) the remaining term of this Warrant as of the date of the Holder’s request pursuant to Section 4(c)(i) and (2) the remaining term of this Warrant as of the date of consummation of the applicable Fundamental Transaction or as of the date of the Holder’s request pursuant to Section 4(c)(i) if such request is prior to the date of the consummation of the applicable Fundamental Transaction, (iv) a zero cost of borrow and (v) an expected volatility equal to the greatest of the 30, 60 or 100 day volatility obtained from the “HVT” function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the earliest to occur of (A) the public disclosure of the applicable Fundamental Transaction and (B) the date of the Holder’s request pursuant to Section 4(c)(i).

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(i) “Bloomberg” means Bloomberg, L.P.

(j) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee”  or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

(k) “Closing Sale Price” means, for any security as of any date, the last closing trade price for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing does not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last trade price is reported for such security by Bloomberg, the average of the ask prices of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 14. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

(l) “Common Stock” means (i) the Company’s shares of common stock, $0.00001 par value per share, and (ii) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(m) “Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock.

(n) “Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the Principal Market.

(o) “Excluded Securities” has the meaning given such term in the Securities Purchase Agreement, mutatis mutandis.

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(p) “Expiration Date” means the date that is the fifth (5th) anniversary of the Issuance Date or, if such date falls on a day other than a Trading Day or on which trading does not take place on the Principal Market (a “Holiday”), the next date that is not a Holiday.

(q) “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through Subsidiaries or Affiliates , in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its Significant Subsidiaries to one or more Subject Entities, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Common Stock be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding shares of Common Stock, (y) 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of shares of Common Stock such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding shares of Common Stock, (y) at least 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding; or (z) such number of shares of Common Stock such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (v) reorganize, recapitalize or reclassify its Common Stock, or (B) that the Company shall, directly or indirectly, including through Subsidiaries or Affiliates, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Common Stock, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock not held by all such Subject Entities as of the date of this Warrant calculated as if any shares of Common Stock held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other shareholders of the Company to surrender their shares of Common Stock without approval of the shareholders of the Company or (C) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

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(s) “Floor Price” means $5.00 (as adjusted for share splits, share dividends, share combinations, recapitalizations and similar events), as such amount may be reduced in accordance with the requirements of this Warrant. If at any time the Exercise Price is reduced pursuant to this Warrant to an amount less than the Floor Price then in effect, the Floor Price shall automatically be reduced to such Exercise Price, effective simultaneously with such reduction and without any action by the Company or the Holder. The Floor Price then in effect shall also be adjusted for share splits, share dividends, share combinations, recapitalizations and similar events.

(r) “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

(s) “Market Capitalization” means, as of any Trading Day, the product of (i) the arithmetic average of the daily VWAP of the Common Stock for each Trading Day during the ten (10) consecutive Trading Day period ending on, and including, such Trading Day, multiplied by (ii) the total number of issued and outstanding shares of Common Stock as reported in the Company’s most recently filed Form 10-K or Form 10-Q filed with the SEC.

(t) “Notes” has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all notes issued in exchange therefor or replacement thereof.

(u) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

(v) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(w) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(x) “Principal Market” means the Nasdaq Global Market.

(y) “Registration Rights Agreement” means that certain registration rights agreement, executed and delivered by the Company pursuant to the Securities Purchase Agreement, relating to, among other things, the registration of the resale of the Common Stock issuable upon conversion of the Notes or otherwise pursuant to the terms of the Notes and exercise of the SPA Warrants, as may be amended from time to time.

(z) “SEC” means the United States Securities and Exchange Commission or the successor thereto.

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(aa) “Significant Subsidiary” shall have the meaning as such term is defined in Rule 1-02 of Regulation S-X promulgated under the 1933 Act.

(bb) “Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

(cc) “Successor Entity” means the Person formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(dd) “Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Common Stock, any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price or trading volume determinations relating to the Common Stock, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(ee) “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 14. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

[signature page follows]

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IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Stock to be duly executed as of the Issuance Date set out above.

EIGENQ HOLDINGS, INC.

By:
Name:
Title:

EXHIBIT A

EXERCISE NOTICE

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
WARRANT TO PURCHASE COMMON STOCK

EIGENQ HOLDINGS, INC.

The undersigned holder hereby elects to exercise the Warrant to Purchase Common Stock No. _______ (the “Warrant”) of EigenQ Holdings, Inc., a Delaware corporation (the “Company”), as specified below. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1. Form of Exercise Price. The Holder intends that payment of the Aggregate Exercise Price shall be made as:

a “Cash Exercise” with respect to _________________ Warrant Shares; and/or a “Cashless Exercise” with respect to _______________ Warrant Shares.

In the event that the Holder has elected a Cashless Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder hereby represents and warrants that (i) this Exercise Notice was executed by the Holder at __________ [a.m.][p.m.] on the date set forth below and (ii) if applicable, the Bid Price as of such time of execution of this Exercise Notice was $________.

2. Payment of Exercise Price. In the event that the Holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

3. Delivery of Warrant Shares. The Company shall deliver to Holder, or its designee or agent as specified below, __________ shares of Common Stock in accordance with the terms of the Warrant. Delivery shall be made to Holder, or for its benefit, as follows:

Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

A-1

Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:

DTC Number:

Account Number:

Date: _____________ __, _____________

Name of Registered Holder

By:
Name:
Title:
Tax ID:
Facsimile:
E-mail Address:

A-2

EXHIBIT B

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby directs ______________ to issue the above indicated number of shares of Common Stock in accordance with the Transfer Agent Instructions dated _________, 202_, from the Company and acknowledged and agreed to by _______________.

EIGENQ HOLDINGs, INC.

By:
Name:
Title:

B-1

Exhibit 10.6

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) is made and entered into as of [●], 2026, by and between EigenQ Holdings, Inc., a Delaware corporation, (the “Company”), and each of the several buyers signatory hereto (each such Buyer, a “Buyer” and, collectively, the “Buyers”).

This Agreement is made pursuant to the Securities Purchase Agreement, dated as of the Subscription Date (as defined in the Notes), by and among EigenQ, Inc., the Company, and each Buyer (the “Purchase Agreement”), pursuant to which EigenQ, Inc. issued to the Buyers senior secured convertible notes in an aggregate original principal amount of $44,450,000, and warrants to purchase shares of Common Stock, which notes and warrants were exchanged, immediately following the Additional Closing and upon the consummation of the Business Combination (as defined in the Purchase Agreement), for PubCo Notes and PubCo Warrants (each as defined in the Purchase Agreement) issued by the Company (such PubCo Notes and PubCo Warrants are referred to herein as the “Notes”, and the “Warrants”), and pursuant to which the Company agreed to execute and deliver this Agreement to the Buyers.

The parties acknowledge and agree that the registration rights and obligations set forth in this Agreement apply regardless of, and are in addition to, the registration of the Securities pursuant to the Business Combination Registration Statement.

The Company and each Buyer hereby agree as follows:

1. Definitions.

Capitalized terms used and not otherwise defined herein that are defined in the Purchase Agreement shall have the meanings given such terms in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Advice” shall have the meaning set forth in Section 6(c).

“Allowable Grace Period” shall have the meaning set forth in Section 3(j).

“Commission” means the United States Securities and Exchange Commission.

“Conversion Shares” means the shares of Common Stock issuable upon conversion of the Notes.

“Current Public Information Failure” means, at any time, a failure by the Company to satisfy the current public information requirements under Rule 144(c) promulgated under the Securities Act, such that the Registrable Securities are not eligible for resale by the Holders pursuant to Rule 144.

“Effectiveness Deadline” means, (i) with respect to the Initial Registration Statement required to be filed hereunder, the 90th calendar day following the date hereof (or the 120th calendar day in the event of a full review by the Commission), and (ii) with respect to any additional Registration Statements which may be required pursuant to Section 2(c) or Section 3(c), the 30th calendar day following the date on which an additional Registration Statement is required to be filed hereunder; provided, however, that in the event the Company is notified by the Commission that one or more of the above Registration Statements will not be reviewed or is no longer subject to further review and comments, the Effectiveness Deadline as to such Registration Statement shall be the 5th Trading Day following the date on which the Company is so notified if such date precedes the dates otherwise required above, provided, further, if such Effectiveness Deadline falls on a day that is not a Trading Day, then the Effectiveness Deadline shall be the next succeeding Trading Day.

“Effectiveness Period” shall have the meaning set forth in Section 2(a).

“Event” shall have the meaning set forth in Section 2(d).

“Event Date” shall have the meaning set forth in Section 2(d).

“Filing Deadline” means, (i) with respect to the Initial Registration Statement required hereunder, the 45th calendar day following the date hereof and, (ii) with respect to any additional Registration Statements which may be required pursuant to Section 2(c), the earliest practical date on which the Company is permitted by SEC Guidance to file such additional Registration Statement related to the Registrable Securities, and with respect to any additional Registration Statements which may be required pursuant to Section 3(c), not later than the 30th calendar day after the necessity therefor arises.

“Grace Period” shall have the meaning set forth in Section 3(j).

“Holder” or “Holders” means the holder or holders, as the case may be, from time to time of Registrable Securities.

“Indemnified Party” shall have the meaning set forth in Section 5(c).

“Indemnifying Party” shall have the meaning set forth in Section 5(c).

“Initial Registration Statement” means the initial Registration Statement filed pursuant to this Agreement. To the extent that the Business Combination Registration Statement covers Registrable Securities as contemplated by Section 1(d) of the Securities Purchase Agreement, such Business Combination Registration Statement shall be deemed the Initial Registration Statement under this Agreement.

“Losses” shall have the meaning set forth in Section 5(a).

“Notes” has the meaning set forth in the recitals.

“Plan of Distribution” shall have the meaning set forth in Section 2(a).

“Proceeding” means any action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened, before any court, arbitrator, Governmental Entity or self-regulatory organization.

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“Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated by the Commission pursuant to the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

“Registrable Securities” means, as of any date of determination, the sum of (i) 200% of the maximum number of Conversion Shares issuable upon conversion of the Notes (assuming for purposes hereof that (x) such Notes are convertible at the prevailing Conversion Price (as defined in the Notes), and (y) any such conversion shall not take into account any limitations on the conversion of the Notes set forth therein), (ii) 200% of the maximum number of Warrant Shares issuable upon exercise of the Warrants (assuming for purposes hereof that (x) such Warrants are exercisable at the Exercise Price (as defined in the Warrants), and (y) any such exercise shall not take into account any limitations on the exercise of the Warrants set forth therein); provided, however, solely with respect to the Initial Registration Statement, if the then applicable Conversion Price or Exercise Price, respectively, is below $5.00, the Conversion Price or Exercise Price, respectively, for purposes of the calculations set forth in (i) and (ii) above shall be set at $5.00 (for the avoidance of doubt, this proviso applies solely to the calculation of the number of Registrable Securities to be included in the Initial Registration Statement at the time of its initial filing, and not for any other purpose, including the determination of Registrable Securities under Section 3(c) of this Agreement or Section 4(a)(ii) of the Notes), (iii) any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing, and (iv) the Sponsor Shares (as defined in the Purchase Agreement), to the extent not then registered for resale, and freely tradable, pursuant to the Business Combination Registration Statement; provided further, however, that any such Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) for so long as such Registrable Securities have been sold by the Holder pursuant to an effective Registration Statement or Rule 144.

“Registration Statement” means any registration statement required to be filed hereunder pursuant to Section 2(a) and any additional registration statements contemplated by Section 2(c) or Section 3(c), including (in each case) the Prospectus, amendments and supplements to any such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in any such registration statement.

“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

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“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Stockholder Questionnaire” shall have the meaning set forth in Section 3(a).

“SEC Guidance” means (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (ii) the Securities Act.

“Warrant Shares” means the shares of Common Stock issuable upon exercise of the Warrants.

“Warrants” has the meaning set forth in the recitals.

2. Shelf Registration.

(a) On or prior to each Filing Deadline, the Company shall prepare and file with the Commission a Registration Statement covering the resale of all of the Registrable Securities that are not then registered on an effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415. Each Registration Statement filed hereunder shall be on Form S-3 (except if the Company is not then eligible to register for the resale of the Registrable Securities on Form S-3, in which case such registration shall be on another appropriate form in accordance herewith, subject to the provisions of Section 2(e)) and shall contain (unless otherwise directed by the Required Holder) substantially the “Plan of Distribution” attached hereto as Annex A and substantially the “Selling Stockholder” section attached hereto as Annex B; provided, however, that no Holder shall be required to be named as an “underwriter” without such Holder’s express prior written consent. Subject to the terms of this Agreement, the Company shall use its best efforts to cause a Registration Statement filed under this Agreement (including, without limitation, under Section 3(c)) to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event no later than the applicable Effectiveness Deadline, and shall use its best efforts to keep such Registration Statement continuously effective under the Securities Act until the date that all Registrable Securities covered by such Registration Statement are no longer Registrable Securities (the “Effectiveness Period”). The Company shall telephonically request effectiveness of a Registration Statement as of 5:00 p.m. (New York City time) on a Trading Day (as defined in the Notes). The Company shall immediately notify the Holders via e-mail of the effectiveness of a Registration Statement on the same Trading Day that the Company telephonically confirms effectiveness with the Commission, which shall be the date requested for effectiveness of such Registration Statement. The Company shall, by 9:30 a.m. (New York City time) on the Trading Day after the effective date of such Registration Statement, file a final Prospectus with the Commission as required by Rule 424. Failure to notify the Holder within one (1) Trading Day of such notification of effectiveness or failure to file a final Prospectus as aforesaid shall be deemed an Event under Section 2(d). Without limiting the foregoing, the Company shall ensure that each Registration Statement filed hereunder covers, at all times prior to the expiration of the Effectiveness Period, not less than the Required Minimum Securities Amount (as defined in the Notes).

(b) Notwithstanding the registration obligations set forth in Section 2(a), if the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the Initial Registration Statement as required by the Commission, covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering, subject to the provisions of Section 2(e); with respect to filing on Form S-3 or other appropriate form, and subject to the provisions of Section 2(d) with respect to the payment of liquidated damages; provided, however, that prior to filing such amendment, the Company shall be obligated to use commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09.

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(c) Notwithstanding any other provision of this Agreement and subject to the payment of liquidated damages pursuant to Section 2(d), if the Commission or any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used commercially reasonable efforts to advocate with the Commission for the registration of all or a greater portion of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of each holder’s Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of unregistered Registrable Securities held by all of the Holders. In the event of a cutback hereunder, the Company shall give the Holder at least three (3) Trading Days prior written notice along with the calculations as to such Holder’s allotment. In the event the Company amends the Initial Registration Statement in accordance with the foregoing, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Initial Registration Statement, as amended.

(d) If: (i) the Initial Registration Statement is not filed on or prior to its Filing Deadline (if the Company files the Initial Registration Statement without affording the Holders the opportunity to review and comment on the same as required by Section 3(a) herein or the Company subsequently withdraws the filing of the Registration Statement, the Company shall be deemed to have not satisfied this clause (i) as of the Filing Deadline), or (ii) the Company fails to file with the Commission a request for acceleration of a Registration Statement in accordance with Rule 461 promulgated by the Commission pursuant to the Securities Act, within five (5) Trading Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review, or (iii) prior to the effective date of a Registration Statement, the Company fails to file a pre-effective amendment and otherwise respond in writing to comments made by the Commission in respect of such Registration Statement within fifteen (15) calendar days after the receipt of comments by or notice from the Commission that such amendment is required in order for such Registration Statement to be declared effective, or (iv) a Registration Statement registering for resale any Registrable Securities is not declared effective by the Commission by its Effectiveness Deadline (provided if the Registration Statement does not allow for the resale of Registrable Securities at prevailing market prices (i.e., only allows for fixed price sales), the Company shall have been deemed to have not satisfied this clause) or (v) after the effective date of a Registration Statement, such Registration Statement ceases for any reason to remain continuously effective as to all Registrable Securities included in such Registration Statement, or the Holders are otherwise not permitted to utilize the Prospectus therein to resell such Registrable Securities, for more than 10 consecutive calendar days or more than an aggregate of 15 calendar days (which need not be consecutive calendar days) during any 12-month period (any such failure or breach being referred to as an “Event”, and for purposes of clauses (i) and (iv), the date on which such Event occurs, and for purpose of clause (ii) the date on which such 5 Trading Day period is exceeded, and for purpose of clause (iii) the date on which such 10 calendar day period is exceeded, and for purpose of clause (v) the date on which such 10 or 15 calendar day period, as applicable, is exceeded being referred to as “Event Date”), then, in addition to any other rights the Holders may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the earlier of (i) the applicable Event is cured and (ii) such securities being eligible for resale without volume or manner-of-sale restrictions under Rule 144, the Company shall pay to each Holder an amount in cash, as partial liquidated damages and not as a penalty, equal to the product of 1.0% multiplied by the original principal amount of such Holder’s Note as of the Subscription Date (as defined in the Notes); provided, that in no event shall the aggregate amount of partial liquidated damages payable to a Holder pursuant to this Section 2(d) exceed six percent (6%) of the original principal amount of such Holder’s Note as of the Subscription Date. If the Company fails to pay any partial liquidated damages pursuant to this Section in full within seven days after the date payable, the Company will pay interest thereon at a rate of 14.0% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Holder, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. The partial liquidated damages pursuant to the terms hereof shall apply on a daily pro rata basis for any portion of a month prior to the cure of an Event. No Event shall be deemed to have occurred under this Section 2(d) if such securities are eligible for resale without volume or manner-of-sale restrictions and the Company remains in compliance with the current public information requirement under Rule 144.

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(e) If Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form and (ii) undertake to register the Registrable Securities on Form S-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the Commission. Notwithstanding anything to the contrary contained herein, any reference herein to a filing of an alternative form where Form S-3 is not available shall include such filing on Form S-1.

(f) Notwithstanding anything to the contrary contained herein, in no event shall the Company be permitted to name any Holder or affiliate of a Holder as any “underwriter” without the prior written consent of such Holder.

3. Registration Procedures.

In connection with the Company’s registration obligations hereunder, the Company shall:

(a) Not less than five (5) Trading Days prior to the filing of each Registration Statement and not less than one (1) Trading Day prior to the filing of any related Prospectus or any amendment or supplement thereto (including any document that would be incorporated or deemed to be incorporated therein by reference), the Company shall (i) furnish to each Holder copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the review of such Holders, and (ii) cause its officers and directors, counsel and independent registered public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective counsel to each Holder, to conduct a reasonable investigation within the meaning of the Securities Act. The Company shall not file a Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Holders of a majority of the Registrable Securities shall reasonably object in good faith, provided that, the Company is notified of such objection in writing no later than four (4) Trading Days after the Holders have been so furnished copies of a Registration Statement or one (1) Trading Day after the Holders have been so furnished copies of any related Prospectus or amendments or supplements thereto. Each Holder agrees to furnish to the Company a completed questionnaire in the form attached to this Agreement as Annex C (a “Selling Stockholder Questionnaire”) on a date that is not less than two (2) Trading Days prior to the Filing Deadline or by the end of the fourth (4th) Trading Day following the date on which such Holder receives draft materials in accordance with this Section.

(b) (i) Prepare and file with the Commission such amendments, including post-effective amendments, to a Registration Statement and the Prospectus used in connection therewith as may be necessary to keep a Registration Statement continuously effective, as to the applicable Registrable Securities for the Effectiveness Period and prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities, (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement (subject to the terms of this Agreement), and, as so supplemented or amended, to be filed pursuant to Rule 424, (iii) respond as promptly as reasonably practicable to any comments received from the Commission with respect to a Registration Statement or any amendment thereto and provide as promptly as reasonably practicable to the Holders true and complete copies of all correspondence from and to the Commission relating to a Registration Statement (provided that, the Company shall excise any information contained therein which would constitute material non-public information regarding the Company or any of its Subsidiaries), and (iv) comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by a Registration Statement during the applicable period in accordance (subject to the terms of this Agreement) with the intended methods of disposition by the Holders thereof set forth in such Registration Statement as so amended or in such Prospectus as so supplemented.

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(c) If at any time during the Effectiveness Period the number of Registrable Securities exceeds the number of shares of Common Stock then registered on effective Registration Statements, including as a result of any reset or adjustment of the Conversion Price (as defined in the Notes) or the Exercise Price (as defined in the Warrants), the Company shall file an additional Registration Statement covering the resale of all such Registrable Securities.

(d) Notify the Holders of Registrable Securities to be sold (which notice shall, pursuant to clauses (iii) through (vi) hereof, be accompanied by an instruction to suspend the use of the Prospectus until the requisite changes have been made) as promptly as reasonably practicable (and, in the case of (i)(A) below, not less than one (1) Trading Day prior to such filing) and (if requested by any such Person) confirm such notice in writing no later than one (1) Trading Day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed, (B) when the Commission notifies the Company whether there will be a “review” of such Registration Statement and whenever the Commission comments in writing on such Registration Statement, and (C) with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information, (iii) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose, (v) of the occurrence of any event or passage of time that makes the financial statements included in a Registration Statement ineligible for inclusion therein or any statement made in a Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to a Registration Statement, Prospectus or other documents so that, in the case of a Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (vi) of the occurrence or existence of any pending corporate development with respect to the Company that the Company believes may be material and that, in the determination of the Company, makes it not in the best interest of the Company to allow continued availability of a Registration Statement or Prospectus; provided, however, that in no event shall any such notice contain any information which would constitute material, non-public information regarding the Company or any of its Subsidiaries, and the Company agrees that the Holders shall not have any duty of confidentiality to the Company or any of its Subsidiaries and shall not have any duty to the Company or any of its Subsidiaries not to trade on the basis of such information.

(e) Use its commercially reasonable efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order stopping or suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

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(f) Furnish to each Holder, without charge, at least one conformed copy of each such Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference to the extent requested by such Person, and all exhibits to the extent requested by such Person (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission, provided that any such item which is available on the EDGAR system (or successor thereto) need not be furnished in physical form.

(g) Subject to the terms of this Agreement, the Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto, except after the giving of any notice pursuant to Section 3(d).

(h) Prior to any resale of Registrable Securities by a Holder, use its commercially reasonable efforts to register or qualify or cooperate with the selling Holders in connection with the registration or qualification (or exemption from the registration or qualification) of such Registrable Securities for the resale by the Holder under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, to keep each registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by each Registration Statement, provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, subject the Company to any material tax in any such jurisdiction where it is not then so subject or file a general consent to service of process in any such jurisdiction.

(i) If requested by a Holder, cooperate with such Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates shall be free, to the extent permitted by the Purchase Agreement or the Notes, as applicable, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holder may request.

(j) Upon the occurrence of any event contemplated by Section 3(d), as promptly as reasonably practicable under the circumstances taking into account the Company’s good faith assessment of any adverse consequences to the Company and its stockholders of the premature disclosure of such event, prepare a supplement or amendment, including a post-effective amendment, to a Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither a Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If the Company notifies the Holders in accordance with clauses (iii) through (vi) of Section 3(d) above to suspend the use of any Prospectus until the requisite changes to such Prospectus have been made, then the Holders shall suspend use of such Prospectus. The Company will use its commercially reasonable efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable. The Company shall be entitled to exercise its right under this Section 3(j) to suspend the availability of a Registration Statement and Prospectus, subject to the payment of partial liquidated damages otherwise required pursuant to Section 2(d), for a period not to exceed 45 calendar days (which need not be consecutive days) in any 12-month period (each such suspension period, a “Grace Period,” and any Grace Period that does not exceed the limitations set forth in this Section 3(j), an “Allowable Grace Period”).

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(k) Otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission under the Securities Act and the Exchange Act, including, without limitation, Rule 172 under the Securities Act, file any final Prospectus, including any supplement or amendment thereof, with the Commission pursuant to Rule 424 under the Securities Act, promptly inform the Holders in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Holders are required to deliver a Prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder.

(l) the Company shall use its best efforts to maintain eligibility for use of Form S-3 (or any successor form thereto) for the registration of the resale of Registrable Securities.

(m) The Company may require each selling Holder to furnish to the Company a certified statement as to the number of shares of Common Stock beneficially owned by such Holder and, if required by the Commission, the natural persons thereof that have voting and dispositive control over the shares. During any periods that the Company is unable to meet its obligations hereunder with respect to the registration of the Registrable Securities solely because any Holder fails to furnish such information within three (3) Trading Days of the Company’s request, any liquidated damages that are accruing at such time as to such Holder only shall be tolled and any Event that may otherwise occur solely because of such delay shall be suspended as to such Holder only, until such information is delivered to the Company.

4. Registration Expenses. All fees and expenses incident to the performance of or compliance with, this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses of the Company’s counsel and independent registered public accountants) (A) with respect to filings made with the Commission, (B) with respect to filings required to be made with any Trading Market on which the shares of Common Stock are then listed for trading, and (C) in compliance with applicable state securities or Blue Sky laws reasonably agreed to by the Company in writing (including, without limitation, fees and disbursements of counsel for the Company in connection with Blue Sky qualifications or exemptions of the Registrable Securities), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. In no event shall the Company be responsible for any broker or similar commissions of any Holder or, except to the extent provided for in the Transaction Documents, any legal fees or other costs of the Holders.

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5. Indemnification.

(a) Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, members, partners, agents, brokers (including brokers who offer and sell Registrable Securities as principal as a result of a pledge or any failure to perform under a margin call of shares of Common Stock), investment advisors and employees (and any other Persons with a functionally equivalent role of a Person holding such titles, notwithstanding a lack of such title or any other title) of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, stockholders, partners, agents and employees (and any other Persons with a functionally equivalent role of a Person holding such titles, notwithstanding a lack of such title or any other title) of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, arising out of or relating to (1) any untrue or alleged untrue statement of a material fact contained in a Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading or (2) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any state securities law, or any rule or regulation thereunder, in connection with the performance of its obligations under this Agreement, except to the extent, but only to the extent, that (i) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in a Registration Statement, such Prospectus or in any amendment or supplement thereto (it being understood that the Holder has approved Annex A hereto for this purpose) or (ii) in the case of an occurrence of an event of the type specified in Section 3(d)(iii)-(vi), the use by such Holder of an outdated, defective or otherwise unavailable Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated, defective or otherwise unavailable for use by such Holder and prior to the receipt by such Holder of the Advice contemplated in Section 6(c). The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding arising from or in connection with the transactions contemplated by this Agreement of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified person and shall survive the transfer of any Registrable Securities by any of the Holders in accordance with Section 6(f).

(b) Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, to the extent arising out of or based solely upon: any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading (i) to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Holder to the Company expressly for inclusion in such Registration Statement or such Prospectus or (ii) to the extent, but only to the extent, that such information relates to such Holder’s information provided in the Selling Stockholder Questionnaire or the proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in a Registration Statement (it being understood that the Holder has approved Annex A hereto for this purpose), such Prospectus or in any amendment or supplement thereto. In no event shall the liability of a selling Holder be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Holder in connection with any claim relating to this Section 5 and the amount of any damages such Holder has otherwise been required to pay by reason of such untrue statement or omission) received by such Holder upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

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(c) Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof, provided that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have materially and adversely prejudiced the Indemnifying Party.

An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses, (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding, or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and counsel to the Indemnified Party shall reasonably believe that a material conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable fees and expenses of no more than one separate counsel shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

Subject to the terms of this Agreement, all reasonable fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten (10) Trading Days of written notice thereof to the Indemnifying Party, provided that the Indemnified Party shall promptly reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) not to be entitled to indemnification hereunder.

(d) Contribution. If the indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless for any Losses, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in this Agreement, any reasonable attorneys’ or other fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

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The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. In no event shall the contribution obligation of a Holder of Registrable Securities be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Holder in connection with any claim relating to this Section 5 and the amount of any damages such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

6. Miscellaneous.

(a) Remedies. In the event of a breach by the Company or by a Holder of any of their respective obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. Each of the Company and each Holder agrees that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall not assert or shall waive the defense that a remedy at law would be adequate.

(b) Piggyback Registrations. Without limiting any obligation of the Company hereunder or under the Purchase Agreement, if there is not an effective Registration Statement covering all of the Registrable Securities or the Prospectus contained therein is not available for use and the Company shall determine to prepare and file with the Commission a registration statement or offering statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities (other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with the Company’s share option or other employee benefit plans), then the Company shall deliver to each Holder a written notice of such determination and, if within ten (10) days after the date of the delivery of such notice, any such Holder shall so request in writing, the Company shall include in such registration statement or offering statement all or any part of such Registrable Securities such Holder requests to be registered; provided, however, the Company shall not be required to register any Registrable Securities pursuant to this Section 6(b) that are eligible for resale pursuant to Rule 144 without restriction (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or that are the subject of a then-effective Registration Statement.

(c) Discontinued Disposition. By its acquisition of Registrable Securities, each Holder agrees that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(d)(iii) through (vi), such Holder will forthwith discontinue disposition of such Registrable Securities under a Registration Statement until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus (as it may have been supplemented or amended) may be resumed. The Company will use its commercially reasonable efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable. The Company agrees and acknowledges that any periods during which the Holder is required to discontinue the disposition of the Registrable Securities hereunder shall be subject to the provisions of Section 2(d).

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(d) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Required Holder.

(e) Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the Purchase Agreement or Notes, as applicable, and for the avoidance of doubt, shall be in writing.

(f) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder. The Company may not assign (except by merger) its rights or obligations hereunder without the prior written consent of all of the Holders of the then outstanding Registrable Securities. Each Holder may assign their respective rights hereunder in the manner and to the Persons as permitted under the Purchase Agreement and Notes, as applicable.

(g) No Inconsistent Agreements. Neither the Company nor any of its Subsidiaries has entered, as of the date hereof, nor shall the Company or any of its Subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof. Except as set forth on Schedule 6(i), neither the Company nor any of its Subsidiaries has previously entered into any agreement granting any registration rights with respect to any of its securities to any Person that have not been satisfied in full.

(h) Execution and Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a “.pdf” format data file or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com), such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page were an original thereof.

(i) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined in accordance with the provisions of the Purchase Agreement.

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(j) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any other remedies provided by law.

(k) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(l) Headings. The headings in this Agreement are for convenience only, do not constitute a part of the Agreement and shall not be deemed to limit or affect any of the provisions hereof.

(m) Independent Nature of Holders’ Obligations and Rights. The obligations of each Holder hereunder are several and not joint with the obligations of any other Holder hereunder, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder hereunder. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Holder pursuant hereto or thereto, shall be deemed to constitute the Holders as a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Holders are in any way acting in concert or as a group or entity with respect to such obligations or the transactions contemplated by this Agreement or any other matters, and the Company acknowledges that the Holders are not acting in concert or as a group, and the Company shall not assert any such claim, with respect to such obligations or transactions. Each Holder shall be entitled to protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Holder to be joined as an additional party in any proceeding for such purpose. The use of a single agreement with respect to the obligations of the Company contained was solely in the control of the Company, not the action or decision of any Holder, and was done solely for the convenience of the Company and not because it was required or requested to do so by any Holder. It is expressly understood and agreed that each provision contained in this Agreement is between the Company and a Holder, solely, and not between the Company and the Holders collectively and not between and among Holders.

********************

(Signature Pages Follow)

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IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

EIGENQ HOLDINGS, INC.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

NAME OF HOLDER:

EOT AC LLC

By:
Name:	Waqas Khatri
Title:	Director

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Annex A

Plan of Distribution

Each Selling Stockholder (the “Selling Stockholders”) of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Principal Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits Buyers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the Buyer of securities, from the Buyer) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the shares of common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the shares of common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each Buyer at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Annex B

SELLING STOCKHOLDER

The shares of common stock being offered by the selling stockholders are those previously issued to the selling stockholders, and those issuable to the selling stockholders, upon conversion of the notes. For additional information regarding the issuances of those shares of common stock and notes, see “Private Placement of Shares of Common Stock and Notes” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the shares of common stock and the notes, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the shares of common stock and notes, as of ________, 2026, assuming conversion of the notes held by the selling stockholders on that date, without regard to any limitations on conversion.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of a registration rights agreement with the selling stockholders, this prospectus generally covers the resale of the sum of (i) the number of shares of common stock issued to the selling stockholders in the “Private Placement of Shares of Common Stock and Notes” described above and (ii) the maximum number of shares of common stock issuable upon conversion of the notes, determined as if the outstanding notes were converted in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the registration right agreement, without regard to any limitations on the conversion of the notes. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the notes, a selling stockholder may not convert the notes to the extent such conversion would cause such selling stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding shares of common stock following such conversion, excluding for purposes of such determination of shares of common stock issuable upon conversion of such notes which have not been converted. The number of shares in the second and fourth columns do not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering

Annex C

EIGENQ HOLDINGS, INC.

Selling Stockholder Notice and Questionnaire

The undersigned beneficial owner of shares of common stock (the “Registrable Securities”) of [EigenQ Holdings, Inc]., a Delaware corporation (the “Company”), understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “Commission”) a registration statement (the “Registration Statement”) for the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement (the “Registration Rights Agreement”) to which this document is annexed. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

Certain legal consequences arise from being named as a selling stockholder in the Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling stockholder in the Registration Statement and the related prospectus.

NOTICE

The undersigned beneficial owner (the “Selling Stockholder”) of Registrable Securities hereby elects to include the Registrable Securities owned by it in the Registration Statement.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1.	Name.

(a) Full Legal Name of Selling Stockholder

(b) Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

(c) Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

2.	Address for Notices to Selling Stockholder:

Telephone:
E-Mail:
Contact Person:

3.	Broker-Dealer Status:

(a) Are you a broker-dealer?

Yes ☐	No ☐

(b) If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?

Yes ☐	No ☐

Note: If “no” to Section 3(b), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c) Are you an affiliate of a broker-dealer?

Yes ☐	No ☐

(d) If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐	No ☐

Note: If “no” to Section 3(d), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

4.	Beneficial Ownership of Securities of the Company Owned by the Selling Stockholder.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Purchase Agreement.

(a) Type and Amount of other securities beneficially owned by the Selling Stockholder:

5. Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% or more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

The undersigned agrees to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective; provided, that the undersigned shall not be required to notify the Company of any changes to the number of securities held or owned by the undersigned or its affiliates.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Date:	Beneficial Owner:
Name:
Title:

PLEASE EMAIL A PDF COPY OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE TO:

Exhibit 10.7

PLEDGE AND security AGREEMENT

This PLEDGE AND SECURITY AGREEMENT (as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”) dated as of September 17, 2026 (the “Closing Date”), is entered into among (i) EIGENQ, INC., a Delaware corporation (the “Company”), (ii) and the Subsidiaries of the Company executing this Agreement (collectively with the Company, the “Grantors” and each a “Grantor”), and EOT AC LLC, as collateral agent for the Buyers (in such capacity, together with its successors, “Collateral Agent”). Reference is made to that certain Securities Purchase Agreement, dated as of September 17, 2026 (as amended, restated, supplemented or otherwise modified from time to time, the “Securities Purchase Agreement”), by and among the Company, Silicon Valley Acquisition Corp., a Cayman Islands exempted company (“SVAQ” and after the Business Combination Closing (as defined therein), “PubCo” and after the Business Combination Closing, all references to “Company” herein shall also be deemed to include PubCo mutatis mutandis), and each buyer listed on the Schedule of Buyers attached thereto (each, including its successors and assigns, a “Buyer” and collectively, the “Buyers”). It is a condition to the Securities Purchase Agreement that the parties hereto enter into this Agreement to grant a security interest in the Collateral (as defined herein).

The parties hereto hereby agree as follows:

1. defined terms. Capitalized terms not otherwise defined in this Agreement shall have the meanings set forth on Exhibit A or ascribed thereto in the Securities Purchase Agreement or the Notes (as defined in the Securities Purchase Agreement). All other terms contained in this Agreement, unless otherwise indicated, shall have the meaning provided by the Code to the extent such terms are defined therein. As used in this Agreement, the word “shall” is mandatory, the word “may” is permissive, the word “or” is not exclusive, the words “includes” and “including” are not limiting, the singular includes the plural, and numbers denoting amounts that are set off in brackets are negative. Unless otherwise specified, all references in this Agreement or any Annex or Schedule hereto to a “Section,” “subsection,” “Exhibit,” “Annex,” or “Schedule” shall refer to the corresponding Section, subsection, Exhibit, Annex, or Schedule in or to this Agreement. For purposes of this Agreement, whenever a representation or warranty is made to a Person’s knowledge or awareness, knowledge or awareness means the actual knowledge, after reasonable investigation, of any Responsible Officer of such Person.

2. CREATION OF SECURITY INTEREST

2.1 Grant of Security Interest. Each Grantor hereby grants to Collateral Agent, for the ratable benefit of the Buyers, to secure the payment and performance in full of all of the Obligations, a continuing security interest in, and pledges to Collateral Agent, the Collateral, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof. If the Securities Purchase Agreement is terminated, Collateral Agent’s Lien in the Collateral shall continue until the Obligations (other than contingent indemnification obligations as to which no claim has been asserted or is known to exist) are repaid in full in cash.

2.2 Priority of Security Interest. Each Grantor represents, warrants, and covenants that the security interest granted herein is and shall at all times continue to be a first priority perfected security interest in the Collateral (subject only to Permitted Liens that are permitted pursuant to the terms of the Notes to have superior priority to Collateral Agent’s Lien under the Securities Purchase Agreement or the Notes and assuming Collateral Agent timely takes all actions required by the Code, or other applicable laws, to perfect and to maintain the perfection of such security interest). If a Grantor shall acquire a commercial tort claim with a potential recovery in excess of Seventy-Five Thousand Dollars ($75,000), such Grantor shall promptly notify Collateral Agent in writing and deliver such other information and documents as Collateral Agent may reasonably require to take any further action necessary or advisable to perfect Collateral Agent’s Lien in such commercial tort claim. If a Grantor shall acquire an instrument whose value exceeds Seventy-Five Thousand Dollars ($75,000), then such Grantor shall promptly notify Collateral Agent and deliver the same together with an instrument of transfer and any necessary endorsement, all in form satisfactory to Collateral Agent.

2.3 Authorization to File Financing Statements. Each Grantor hereby authorizes Collateral Agent to file at any time financing statements, continuation statements and amendments thereto with all appropriate jurisdictions to perfect or protect Collateral Agent’s interest or rights hereunder. Such financing statements may describe the Collateral as all assets of such Grantor.

2.4 Pledge of Equity Interests. Each Grantor hereby pledges, assigns and grants to Collateral Agent a security interest in all the Equity Interests in which such Grantor has any interest, provided that if the pledge of all of the Equity Interests of any Subsidiary not organized in the United States would result in adverse tax consequences to any Grantor, then the pledge of the Equity Interests of such Subsidiary not organized in the United States shall be limited to 65% of the total issued and outstanding voting Equity Interests of such Subsidiary, together with all proceeds and substitutions thereof, all cash, stock and other moneys and property paid thereon, all rights to subscribe for securities declared or granted in connection therewith, and all other cash and noncash proceeds of the foregoing, as security for the performance of the Obligations. On the Closing Date, the certificate or certificates for such Equity Interests (if any), to the extent certificated, will be delivered to Collateral Agent, accompanied by a stock power or other appropriate instrument of assignment duly executed in blank. To the extent required by the terms and conditions governing the Equity Interests in which a Grantor has an interest, upon request by the Collateral Agent, each Grantor shall cause the books of each Person whose Equity Interests are part of the Collateral and any transfer agent to reflect the pledge of the Equity Interests. Upon the occurrence and during the continuance of an Event of Default hereunder, Collateral Agent may effect the transfer of any securities included in the Collateral (including but not limited to the Equity Interests) into the name of Collateral Agent and cause new certificates representing such securities to be issued in the name of Collateral Agent or its transferee. Each Grantor will execute and deliver such documents, and take or cause such actions to be taken, as Collateral Agent may reasonably request to perfect or continue the perfection of Collateral Agent’s security interest in the Equity Interests. Unless an Event of Default shall have occurred and be continuing, each Grantor shall be entitled to exercise any voting rights with respect to the Equity Interests in which it has an interest and to give consents, waivers and ratifications in respect thereof, provided that after notice from Collateral Agent following an Event of Default or if a Grantor has commenced an Insolvency Proceeding, such Grantor’s rights to exercise voting rights with respect to such Equity Interests shall be automatically terminated, and in any event, no vote shall be cast or consent, waiver or ratification given or action taken which would be inconsistent with any of the terms of the Transaction Documents or which would constitute or create any violation of any of such terms.

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2.5 Intellectual Property.

(a) At the request of Collateral Agent, each Grantor shall promptly execute and deliver a separate security agreement with respect to Grantor’s Intellectual Property, including any Licensed IP to the extent assignable or in which a security interest may be granted (“Intellectual Property Security Agreement”), substantially in a form acceptable to Collateral Agent. Each Grantor hereby further authorizes the Collateral Agent to file with the United States Patent and Trademark Office and the United States Copyright Office (and any successor office and any similar office in any United States state or other country) any such Intellectual Property Security Agreement, and other documents for the purpose of perfecting, confirming, continuing, enforcing or protecting the security interest granted by such Grantor hereunder, without the signature of a Grantor where permitted by law, and naming such Grantor as debtor, and Collateral Agent as secured party. On or prior to the Closing Date, each Grantor shall obtain any consent required under an exclusive license agreement material to the Collateral, including the licenses from GoQuantum SpA, Lakes Environmental USA Inc., Qombat Ltd. and WiseP2P OU, to permit the grant of a security interest in such Grantor’s rights thereunder to Collateral Agent.

3. Covenants; REPRESENTATIONS

Each Grantor hereby agrees to do all of the following:

3.1 Insurance

(a) Ensure that proceeds in excess of Two Million Dollars ($2,000,000) per occurrence payable under any property insurance policy with respect to Collateral are, at Collateral Agent’s option, payable to Collateral Agent. Proceeds below this threshold may be used by Grantors for repair or replacement, for the ratable benefit of Buyers, on account of the Obligations. To that end, all property policies shall have a lender’s loss payable endorsement showing Collateral Agent as lender loss payable, all liability policies shall show, or have endorsements showing, Collateral Agent as an additional insured, in each case, in form reasonably satisfactory to Collateral Agent and as set forth on Exhibit B.

(b) Notwithstanding the foregoing, (A) so long as no Event of Default has occurred and is continuing, the Grantors shall have the option of applying the proceeds of any casualty policy up to Two Million Dollars ($2,000,000) in the aggregate per fiscal year toward the prompt replacement or repair of destroyed or damaged property; provided that any such replaced or repaired property (i) shall be of equal or like value as the replaced or repaired Collateral and (ii) shall be Collateral in which Collateral Agent has been granted a first priority security interest and (B) after the occurrence and during the continuance of an Event of Default, all such proceeds shall, at the option of Collateral Agent, be payable to Collateral Agent, for the ratable benefit of Buyers, on account of the Obligations.

(c) At Collateral Agent’s request, each Grantor shall deliver certified copies of insurance policies and evidence of all premium payments. Each provider of any such insurance required under this Section 3.1 shall agree, by endorsement upon the policy or policies issued by it or by independent instruments furnished to Collateral Agent, that it will give Collateral Agent thirty (30) days prior written notice (or at least ten (10) days’ prior written notice for non-payment of premium) before any such policy or policies shall be canceled.

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(d) If any Grantor fails to obtain insurance as required under this Section 3.1 or to pay any amount or furnish any required proof of payment upon Collateral Agent’s request, and such failure continues for fifteen (15) Business Days following written notice from Collateral Agent, Collateral Agent may obtain such insurance or make such payment, Collateral Agent may make all or part of such payment or obtain such insurance policies required in this Section 3.1 and take any action under the policies as Collateral Agent deems prudent or may direct.

3.2 Collateral Accounts.

Provide Collateral Agent written notice within three (3) Business Days after establishing any Collateral Account at or with any bank, broker or other financial institution identifying the name, address of each bank or other institution, the name in which the account is held, a description of the purpose of the account, and the complete account number therefor, provided that no balance or assets shall be transferred to such new Collateral Account prior to obtaining an Account Control Agreement as required in accordance with this Section. For each Collateral Account that any Grantor at any time maintains except Excluded Accounts, such Grantor shall cause the applicable bank, broker or financial institution at or with which any Collateral Account is maintained to execute and deliver an Account Control Agreement or other appropriate instrument with respect to such Collateral Account to perfect Collateral Agent’s Lien in such Collateral Account in accordance with the terms hereunder. Except for the Collateral Accounts described in the Perfection Certificate or in a notice timely delivered pursuant to this Section 3.2, no Grantor shall have any Collateral Accounts at or with any bank, broker or other financial institution, and each Grantor has taken such actions as are necessary to give Collateral Agent a perfected security interest therein as required pursuant to the terms of the applicable Transaction Documents.

Notwithstanding anything to the contrary in this Agreement or in any Account Control Agreement, Collateral Agent agrees that it shall not deliver or issue any notice of exclusive control, entitlement order or other instruction to any depositary institution, securities intermediary or commodity intermediary directing such institution to comply solely with instructions originated by the Collateral Agent with respect to any Collateral Account (each, an “Exclusive Control Notice”) unless an Event of Default has occurred; provided, however, that the foregoing shall not apply with respect to the Blocked DACA Account or any other Account Control Agreement that by its terms prohibits Grantor access to the applicable account.

3.3 Property Locations.

(a) Provide to Collateral Agent at least ten (10) days’ prior written notice before adding any new offices or business or Collateral locations, including warehouses (unless such new offices or business or Collateral locations qualify as Excluded Locations).

(b) With respect to any property or assets of a Grantor located with a third party, including a bailee, datacenter or warehouse (other than Excluded Locations), such Grantor shall, if requested in writing by Collateral Agent, use its commercially reasonable efforts to cause such third party to execute and deliver a Collateral Access Agreement for such location, including an acknowledgment from each of the third parties that it is holding or will hold such property, subject to Collateral Agent’s security interest. The Grantors shall ensure that (i) the Collateral is located only at the locations identified in the Perfection Certificate and other Permitted Locations and (ii) the Collateral is not in the possession of any third party bailee (such as a warehouse) except as otherwise provided in the Perfection Certificate.

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(c) With respect to any property or assets of a Grantor located on leased premises (other than Excluded Locations), such Grantor shall, if requested in writing by Collateral Agent, use its commercially reasonable efforts to cause such third party to execute and deliver a Collateral Access Agreement for such location.

3.4 Equipment.

(a) With respect to any Equipment that operates using embedded proprietary software subject to a license from the manufacturer or a third party and that is material to the business of the Grantors, each Grantor shall (i) maintain all such software licenses in full force and effect and (ii) promptly notify Collateral Agent of any default, termination, or threatened termination of any such license.

3.5 Perfection Certificate.

(a) In connection with this Agreement, each Grantor has delivered to Collateral Agent a completed certificate signed by a Responsible Officer of the Company entitled “Perfection Certificate” (as updated from time to time pursuant to this Section 3.5, the “Perfection Certificate”). Except to the extent the Company has provided notice thereof in accordance with Section 3.5(b), each Grantor shall ensure that (i) each Grantor’s exact legal name is that indicated on the Perfection Certificate and on the signature page hereof; (ii) each Grantor is an organization of the type and is organized in the jurisdiction set forth in the Perfection Certificate; (iii) the Perfection Certificate accurately sets forth each Grantor’s organizational identification number or accurately states that such Grantor has none; (iv) the Perfection Certificate accurately sets forth each Grantor’s place of business, or, if more than one, its chief executive office or principal place of business as well as such Grantor’s mailing address (if different than its chief executive office or principal place of business); (v) except as set forth in the Perfection Certificate, each Grantor (and each of its predecessors) has not, in the past five (5) years, changed its jurisdiction of formation, organizational structure or type, or any organizational number assigned by its jurisdiction; and (vi) all other information set forth on the Perfection Certificate pertaining to each Grantor and each of its Subsidiaries is accurate and complete in all material respects (it being understood and agreed that each Grantor may from time to time update certain information in the Perfection Certificate after the date hereof to the extent permitted by one or more specific provisions in this Agreement). No information need be provided in any Perfection Certificate with respect to a Subsidiary that is not a Material Subsidiary.

(b) No Grantor shall (i) engage in any business other than the businesses currently engaged, or currently proposed to be engaged in, by such Person, as applicable, or any line of business reasonably complementary, ancillary or otherwise related thereto; (ii) cease doing business, or liquidate or dissolve; or (iii) without at least ten (10) days prior written notice to Collateral Agent, change its jurisdiction of organization, change its organizational structure or type, change its legal name, change its organizational number (if any) assigned by its jurisdiction of organization, or change its chief executive office or principal place of business.

(c) The Company shall deliver an updated Perfection Certificate within sixty (60) days of the end of each fiscal year.

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3.6 Intellectual Property Matters.

(a) On or prior to the Closing Date (or such later date as Collateral Agent may agree in its reasonable discretion), the Company shall (i) deliver to Collateral Agent copies of all material inventor conveyance, assignment and exclusive license agreements (including with GoQuantum SpA, Lakes Environmental USA Inc., Qombat Ltd. and WiseP2P OU) pursuant to which any Grantor holds record title to, or exclusive rights in, any Patents material to the Collateral, (ii) complete, or cause its outside patent counsel to complete, the recordation with the United States Patent and Trademark Office of all outstanding assignments of Patents from inventors, or any other prior applicant or assignee to a Grantor, and (iii) provide Collateral Agent with evidence of such recordation, including assignment reel and frame numbers where available, promptly upon completion.

3.7 Representations Regarding Collateral. Each Grantor jointly and severally, represents and warrants to Collateral Agent and each Buyer that the following are, and after giving effect to the Transaction Documents will be, true, correct and complete (it being agreed to and understood that the Grantors shall be deemed to have made and remade the following representations and warranties at the time of each extension of credit under the Notes):

(a) Each Grantor has good title to or valid leasehold interest in, rights in, and the power to transfer each item of the Collateral upon which it purports to grant a Lien pursuant to this Agreement, free and clear of any and all Liens except Permitted Liens.

(b) Except for the Collateral Accounts described in the Perfection Certificate or in a notice timely delivered pursuant to Section 3.2, no Grantor has any Collateral Accounts at or with any bank, broker or other financial institution, and each Grantor has taken such actions as are necessary to give Collateral Agent a perfected security interest therein as required pursuant to the terms of the Transaction Documents.

(c) The Collateral is located only at the locations identified in the Perfection Certificate and other Permitted Locations. The Collateral is not in the possession of any third party bailee (such as a warehouse) except as otherwise provided in the Perfection Certificate.

(d) Each Grantor is the sole owner of the Intellectual Property which it owns or purports to own and which is material to its business, except for (i) open-source software and, (ii) over-the-counter software that is commercially available to the public, and (iii) Licensed IP. With respect to any Licensed IP material to its business (including, without limitation, the technology licensed from GoQuantum SpA, Lakes Environmental USA Inc., Qombat Ltd. and WiseP2P OU), each Grantor holds a valid, exclusive, perpetual and irrevocable license or other similar right to use, develop, commercialize and sublicense such Licensed IP, each such license is in full force and effect, and no default exists thereunder. All Patents and patent applications owned or purported to be owned by any Grantor, including those historically prosecuted in the name of, or previously assigned by, any inventor, or any other prior applicant or assignee, have been, or are in the process of being, assigned to such Grantor, and such Grantor shall use commercially reasonable efforts to cause all such assignments to be recorded with the United States Patent and Trademark Office. No claim has been made that any part of the Intellectual Property, including any Licensed IP, violates the rights of any third party.

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(e) Each Grantor represents and warrants that it has good and marketable title to, or a valid leasehold interest in, all Equipment included in the Collateral, free and clear of all Liens other than Permitted Liens. All Equipment included in the Collateral is located on premises that are owned or leased by a Grantor.

(f) The real estate listed in the Perfection Certificate constitutes all of the real estate of each Grantor. Each of the Grantors has good record title or valid leasehold interests in all real estate and personal property and valid leasehold interests in all leased personal property, except for Permitted Liens.

(g) All written information and certificates furnished by or on behalf of any Grantor to the Collateral Agent or any Buyer in connection with or pursuant to this Agreement or any other Transaction Document are, taken as a whole, true, correct and complete in all material respects as of the date furnished and do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

4. Collateral AGENT’S RIGHTS AND REMEDIES

4.1 Rights and Remedies. Upon the occurrence and during the continuance of an Event of Default, Collateral Agent is entitled, at the direction of Required Holder, without notice or demand unless required by applicable law, to do any or all of the following:

(a) verify the amount of, demand payment of and performance under, and collect any Accounts and General Intangibles, settle or adjust disputes and claims directly with Account Debtors for amounts on terms and in any order that Collateral Agent may determine is advisable, and notify any Person owing each Grantor money of Collateral Agent’s security interest in such funds;

(b) make any payments and do any acts it considers necessary or reasonable to protect the Collateral and/or its security interest in the Collateral;

(c) ratably apply to the Obligations any amount held by Collateral Agent owing to or for the credit or the account of each Grantor;

(d) ship, reclaim, recover, store, finish, maintain, repair, prepare for sale, advertise for sale, and sell the Collateral;

(e) deliver a notice of exclusive control, any entitlement order, or other directions or instructions pursuant to any Account Control Agreement or similar agreements providing control of any Collateral;

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(f) demand and receive possession of any Grantor’s books and records; and

(g) exercise all rights and remedies available to Collateral Agent and Required Holder under the Transaction Documents or at law or equity, including all remedies provided under the Code (including disposal of the Collateral pursuant to the terms thereof).

Grantors shall assemble the Collateral if Collateral Agent requests and make it available as Collateral Agent designates. Collateral Agent may enter premises where the Collateral is located, take and maintain possession of any part of the Collateral, and pay, purchase, contest, or compromise any Lien which appears to be prior or superior to its security interest and pay all expenses incurred. Effective only upon the occurrence and during the continuance of an Event of Default, each Grantor grants Collateral Agent a license to enter and occupy any of its premises, without charge, to exercise any of Collateral Agent’s rights or remedies. Collateral Agent is hereby granted a non-exclusive, royalty-free license or other right to use, without charge, such Grantor’s labels, Patents, Copyrights, mask works, rights of use of any name, trade secrets, trade names, Trademarks, and advertising matter, or any similar property as it pertains to the Collateral, in completing production of, advertising for sale, and selling any Collateral and, in connection with Collateral Agent’s exercise of its rights under this Section, such Grantor’s rights under all licenses and all franchise agreements inure to Collateral Agent’s benefit. If, after the acceleration of the Indebtedness, any Grantor receives proceeds of Collateral, such Grantor shall deliver such proceeds to Collateral Agent, for the ratable benefit of Buyers, to be applied to the Obligations. Grantors shall fully cooperate with Collateral Agent to (i) submit any notices, filings, submissions, or other documents to enable Collateral Agent to exercise all rights and remedies available to Collateral Agent pursuant to this Agreement and the other Transaction Documents (including but not limited to submission of any change of ownership or information notices), and (ii) structure arrangements contemplated hereby in a manner that maximizes Collateral Agent’s rights in the Collateral to the greatest extent permitted by applicable law, including directing payments to Collateral Accounts.

4.2 Power of Attorney. Each Grantor hereby irrevocably appoints Collateral Agent as its lawful attorney-in-fact, exercisable solely upon the occurrence and during the continuance of an Event of Default, with prior written notice to the applicable Grantor, to: (a) send requests for verification of Accounts or notify Account Debtors of Collateral Agent’s security interest and Liens in the Collateral; (b) endorse such Grantor’s name on any checks or other forms of payment or security; (c) sign such Grantor’s name on any invoice or bill of lading for any Account or drafts against Account Debtors schedules and assignments of Accounts, verifications of Accounts, and notices to Account Debtors; (d) settle and adjust disputes and claims about the Accounts directly with Account Debtors, for amounts and on terms Collateral Agent determines reasonable; (e) make, settle, and adjust all claims under such Grantor’s insurance policies; (f) pay, contest or settle any Lien, charge, encumbrance, security interest, and adverse claim in or to the Collateral, or any judgment based thereon, or otherwise take any action to terminate or discharge the same; (g) transfer the Collateral into the name of Collateral Agent or a third party as the Code permits; (h) dispose of the Collateral and (i) take such other actions as Collateral Agent determines to be necessary or advisable for the purpose of maintaining, preserving or protecting the Collateral or any of the rights, remedies, powers or privileges of Collateral Agent under this Agreement or the other Transaction Documents. Each Grantor further hereby appoints Collateral Agent (and any of Collateral Agent’s partners, managers, officers, agents or employees) as its lawful attorney-in-fact, with full power of substitution, regardless of whether or not an Event of Default has occurred or is continuing to sign each Grantor’s name on any documents and other Security Instruments necessary to perfect or continue the perfection of, or maintain the priority of, Collateral Agent’s security interest in the Collateral. Collateral Agent’s foregoing appointment as such Grantor’s attorney in fact, and all of Collateral Agent’s rights and powers, coupled with an interest, are irrevocable until all Obligations (other than contingent indemnification obligations as to which no claim has been asserted or is known to exist) have been fully repaid, in cash, and otherwise fully performed and all obligations under the Notes have been terminated.

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4.3 Protective Payments. If a Grantor fails to obtain the insurance called for by Section 3.1 or fails to pay any premium thereon or fails to pay any other amount which such Grantor is obligated to pay under this Agreement or any other Transaction Document which are required to preserve the Collateral, Collateral Agent may obtain such insurance in accordance with the terms of Section 3.1(d) or make such payment, and all amounts so paid by Collateral Agent are Buyer Expenses and immediately due and payable, bearing interest at the then highest rate applicable to the Obligations, and secured by the Collateral. Collateral Agent will make reasonable efforts to provide Grantors with notice of Collateral Agent obtaining such insurance at the time it is obtained or within a reasonable time thereafter. No payments by Collateral Agent are deemed an agreement to make similar payments in the future or Collateral Agent’s waiver of any Event of Default.

4.4 Application of Payments and Proceeds Upon Default. If an Event of Default has occurred and is continuing, Collateral Agent shall have the right to apply in any order any funds in its possession, whether payments, proceeds realized as the result of any collection of Accounts or other disposition of the Collateral, or otherwise, to the Obligations, for the ratable benefit of Buyers. Collateral Agent shall pay any surplus to the Company by credit to the Deposit Account designated by the Company or as directed by a court of competent jurisdiction. Grantors shall remain liable to Collateral Agent and Buyers for any deficiency. If Collateral Agent, directly or indirectly, enters into a deferred payment or other credit transaction with any purchaser at any sale of Collateral, Collateral Agent may either reduce the Obligations by the principal amount of the purchase price or defer the reduction of the Obligations until the actual receipt by Collateral Agent of cash or immediately available funds therefor.

4.5 Collateral Agent’s Liability for Collateral. So long as Collateral Agent complies with reasonable secured lender practices regarding the safekeeping of the Collateral in the possession or under the control of Collateral Agent and applicable law (including applicable provisions of the Code), Collateral Agent shall not be liable or responsible for: (a) the safekeeping of the Collateral; (b) any loss or damage to the Collateral; (c) any diminution in the value of the Collateral; or (d) any act or default of any carrier, warehouseman, bailee, or other Person. Each Grantor bears all risk of loss, damage or destruction of the Collateral.

4.6 No Waiver; Remedies Cumulative. Any failure by Collateral Agent, at any time or times, to require strict performance by each Grantor of any provision of this Agreement or any other Transaction Document shall not waive, affect, or diminish any right of Collateral Agent thereafter to demand strict performance and compliance herewith or therewith. Collateral Agent’s rights and remedies under this Agreement and any other Transaction Document are cumulative. Collateral Agent has all rights and remedies provided under the Code, by law, or in equity. Collateral Agent’s exercise of one right or remedy is not an election and shall not preclude Collateral Agent from exercising any other remedy under this Agreement or other remedy available at law or in equity, and any waiver of any Event of Default is not a continuing waiver. Any delay in exercising any remedy is not a waiver, election, or acquiescence.

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4.7 Demand Waiver. Each Grantor waives presentment, demand and notice of default.

5. Partial Release of the Collateral

Upon written request of the Company to the Collateral Agent, and subject to satisfaction of each of the conditions set forth in this Section 5, Collateral Agent shall release (such release, an “Collateral Release”) (including any Intellectual Property Security Agreement and any filings made with the United States Patent and Trademark Office or the United States Copyright Office in connection therewith) its security interest in all Collateral of the Grantors other than the Blocked DACA Account, the Grantor’s other cash and Investment Property in any Deposit Account, Securities Account or Commodity Account and the proceeds and products thereof (collectively, the “Retained Collateral”). The conditions to a Collateral Release are as follows: (i) the Grantors shall have deposited (or caused to be deposited) Twenty-Five Million Dollars ($25,000,000) in cash into a single segregated blocked deposit account maintained at a depositary institution reasonably satisfactory to the Collateral Agent (the “Blocked DACA Account”), which Blocked DACA Account shall be subject to an Account Control Agreement in form and substance satisfactory to the Collateral Agent (the “Collateral Release DACA”) providing the Collateral Agent with exclusive dominion and control over such account and no Grantor shall have access to the funds in such account (the amount from time to time on deposit in the Blocked DACA Account being the “Collateral Release Deposit”, which shall be maintained, released and applied as provided in this Section 5 and in the Notes); (ii) the Collateral Agent shall have received a first priority perfected security interest in the Blocked DACA Account and all funds on deposit therein, as Collateral securing the Obligations; (iii) no Event of Default shall have occurred prior to such Collateral Release and there shall be no event or circumstance that with the giving of notice or the passage of time that would become an Event of Default; and (iv) the Company shall have delivered to the Collateral Agent a certificate of a Responsible Officer certifying that each of the foregoing conditions has been satisfied. Upon satisfaction of the foregoing conditions, the Collateral Agent shall, at the expense of the Grantors, promptly execute and deliver such instruments, releases, termination statements and other documents as may be reasonably necessary or advisable to evidence the release of its security interest in all Collateral of the Grantors other than the Retained Collateral. Notwithstanding anything in this Agreement or the other Transaction Documents to the contrary, (i) at any time following the occurrence of an Event of Default, the Collateral Agent may, at the direction of the Required Holder, apply all or any portion of the Collateral Release Deposit to the Obligations; (ii) at any time that the aggregate outstanding Conversion Amount (as defined in the Notes) of the Notes is equal to or less than the Collateral Release Deposit, the Collateral Release Deposit may be applied to the payment of amounts then due and payable under the Notes as provided in the Notes; and (iii) no release or application of the Collateral Release Deposit, and no Collateral Release, shall release or otherwise affect the Collateral Agent’s security interest in the Retained Collateral, including the remaining Collateral Release Deposit.

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6. NOTICES

Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such e-mail could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The mailing addresses and e-mail addresses for such communications shall be as set forth below. Collateral Agent, Buyers and Grantors may change their respective mailing or electronic mail addresses by giving the other party written notice thereof in accordance with the terms of this Section 6.

If to a Grantor:	EIGENQ, INC. 701 Brazos Street, Suite 1600 Austin, TX 78701 Attention: Dr. José R. Rosas-Bustos; Dr. Jesse Van Griensven Email: jose@eigenq.com; jesse@eigenq.com

With a copy, not constituting notice, to:	ELLENOFF GROSSMAN & SCHOLE LLP

1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: David Landau, Esq.; Meredith Laitner, Esq.
Telephone No.: (212) 370-1300
Email: dlandau@egsllp.com;
mlaitner@egsllp.com

If to Collateral Agent:	EOT AC LLC c/o Ayrton Capital LLC 55 Post Road West, 2nd Floor Westport, CT 06880 Attention: Waqas Khatri Email: wk@ayrtonllc.com

With a copy to (but not constituting notice):	HAYNES AND BOONE LLP 30 Rockefeller Plaza, 26th Floor New York, New York 10112 Attention: Greg Kramer Email: greg.kramer@haynesboone.com

11

7. CHOICE OF LAW, VENUE AND JURY TRIAL WAIVER

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law. Each Grantor hereby submits to the exclusive jurisdiction of the State and Federal courts in New York County, City of New York, New York; provided, however, that nothing in this Agreement shall be deemed to operate to preclude Collateral Agent from bringing suit or taking other legal action in any other jurisdiction to realize on the Collateral or any other security for the Obligations, or to enforce a judgment or other court order in favor of Collateral Agent. Each Grantor expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and each Grantor hereby waives any objection that it may have based upon lack of personal jurisdiction, improper venue, or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court. Each Grantor hereby waives personal service of the summons, complaints, and other process issued in such action or suit and agrees that service of such summons, complaints, and other process may be made by registered or certified mail addressed to each Grantor at the address set forth in, or subsequently provided by such Grantor in accordance with, Section 6 hereof and that service so made shall be deemed completed upon the earlier to occur of such Grantor’s actual receipt thereof or three (3) Business Days after deposit in the U.S. mails, proper postage prepaid. Each Grantor hereby expressly waives any claim to assert that the laws of any other jurisdiction govern this Agreement.

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ALL OF THE PARTIES HERETO EACH WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR ANY CONTEMPLATED TRANSACTION, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR THE PARTIES TO ENTER INTO THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT OR ANYWHERE ELSE, EACH Grantor AGREES THAT IT SHALL NOT SEEK FROM COLLATERAL AGENT UNDER ANY THEORY OF LIABILITY (INCLUDING ANY THEORY IN TORTS), ANY SPECIAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES. EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

This Section 6 shall survive the termination of this Agreement.

8. GENERAL PROVISIONS

8.1 Termination; Survival; Release of Collateral. All covenants, representations and warranties made in this Agreement continue in full force until this Agreement has terminated pursuant to its terms and all Obligations (other than contingent indemnification obligations as to which no claim has been asserted or is known to exist and any other obligations which, by their terms, are to survive the termination of this Agreement) have been satisfied in full, in cash and the Notes have been paid in full and all obligations thereunder and under the Transaction Documents are terminated (such date, the “Discharge Date”). Those obligations that are expressly specified in this Agreement as surviving this Agreement’s termination shall continue to survive notwithstanding this Agreement’s termination. On the Discharge Date, Collateral Agent and Buyers shall promptly take all actions reasonably requested by the Grantors, at Grantor’s sole expense, to terminate all Liens they may have in any assets of the Grantors and to deliver evidence of the release of its Lien in the Collateral, which release shall occur on or as promptly following the Discharge Date as is practical.

12

8.2 Successors and Assigns. This Agreement binds and is for the benefit of the successors and permitted assigns of each party. No Grantor may assign this Agreement or any rights or obligations except in connection with a permitted assignment of such Grantor’s rights or obligations under the Securities Purchase Agreement.

8.3 Amendments in Writing; Waiver; Integration. No purported amendment or modification of this Agreement, or waiver, discharge or termination of any obligation under this Agreement, shall be effective except in a writing agreed to by the Collateral Agent and the affected Grantors, pursuant to an agreement in writing by the parties thereto, and in case of this Agreement, pursuant to an agreement in writing entered into by Buyers, Grantors and Collateral Agent. Without limiting the generality of the foregoing, no oral promise or statement, nor any action, inaction, delay, failure to require performance or course of conduct shall operate as, or evidence, an amendment, supplement or waiver of any provision of any Transaction Document. Any waiver granted shall be limited to the specific circumstance expressly described in it and shall not apply to any subsequent or other circumstance, whether similar or dissimilar, or give rise to, or evidence, any obligation or commitment to grant any further waivers.

8.4 Appointment of Collateral Agent. Each Buyer hereby appoints Collateral Agent to act on behalf of Buyers as collateral agent under this Agreement and the other Transaction Documents, and to hold and enforce any and all Liens on Collateral granted by any of the Grantors to secure any of the Obligations. The provisions of this Section 8.4 are solely for the benefit of Collateral Agent and Buyers.

8.5 Other Provisions. The terms of Sections 9(b), 9(c), 9(d), 9(h), 9(j), 9(k), 9(l), 9(m), 9(n), 9(o), 9(p), 9(q) and 9(r) of the Securities Purchase Agreement are incorporated herein by reference and made a part hereof mutatis mutandis, it being understood that references therein to the “Company,” “BC Parties,” “each BC Party,” “BC Entities” or each “BC Entity” shall be deemed to include each Grantor, references to the “Buyers” or “each Buyer” shall include Collateral Agent, and references to the “Transaction Documents” shall include this Agreement.

8.6 Joinder of PubCo Upon Business Combination Closing. Upon the Business Combination Closing (as defined in the Securities Purchase Agreement), PubCo and each of its Subsidiaries that is not already a Grantor hereunder shall automatically, and without the requirement of any further action, consent or approval by any other Grantor or the Collateral Agent, be deemed to have become a party to this Agreement as a Grantor hereunder with the same force and effect as if originally named herein as a Grantor. Without limiting the generality of the foregoing, upon the Business Combination Closing, PubCo and each Subsidiary hereby expressly (i) assumes all obligations and liabilities of a Grantor hereunder, (ii) grants to Collateral Agent, for the ratable benefit of the Buyers, to secure the payment and performance in full of all of the Obligations, a continuing security interest in, and pledges to Collateral Agent, all Collateral of PubCo and each such Subsidiary, wherever located, whether then owned or thereafter acquired or arising, and all proceeds and products thereof, and (iii) agrees to be bound by all terms, covenants, conditions and agreements set forth in this Agreement applicable to a Grantor. PubCo and each such Subsidiary hereby represents and warrants that, as of the Business Combination Closing (after giving effect thereto), each of the representations and warranties contained in Section 3 of this Agreement applicable to PubCo or such Subsidiary, as applicable shall be true and correct in all material respects as of such date (except to the extent any such representation and warranty relates to an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date). On or prior to the Business Combination Closing, PubCo and each such Subsidiary shall (A) execute and deliver to Collateral Agent a counterpart signature page to this Agreement, (B) deliver to Collateral Agent a completed Perfection Certificate with respect to PubCo or such Subsidiary, as applicable, (C) authorize Collateral Agent to file financing statements and any other documents reasonably necessary or advisable to perfect Collateral Agent’s security interest in the Collateral of PubCo and each such Subsidiary, and (D) deliver to Collateral Agent certificates representing any certificated Equity Interests owned by PubCo or such Subsidiary, together with stock powers or other appropriate instruments of assignment duly executed in blank. The rights and obligations of each existing Grantor hereunder shall remain in full force and effect notwithstanding the joinder of PubCo and its Subsidiaries as parties to this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

13

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Closing Date.

GRANTORS:

EIGENQ, INC.

By
Name:
Title:

14

[ACKNOWLEDGED AND AGREED UPON THE BUSINESS COMBINATION CLOSING:]

PUBCO:

EIGENQ HOLDINGS, INC.

By
Name:
Title:

15

COLLATERAL AGENT:

EOT AC LLC

By
Name:	Waqas Khatri
Title:	Authorized Signatory

16

Exhibit A

Defined terms

“Account Control Agreement” means any control agreement entered into among the depository institution at which a Grantor maintains a Deposit Account or the securities intermediary or commodity intermediary at which a Grantor maintains a Securities Account or a Commodity Account, one or more Grantors, and Collateral Agent pursuant to which Collateral Agent, for the benefit of Buyers, can obtain control (within the meaning of the Code) over such Deposit Account, Securities Account, or Commodity Account, in each case in form and substance satisfactory to Collateral Agent.

“Blocked DACA Account” has the meaning set forth in Section 5.

“Buyer Expenses” means (a) all fees out-of-pocket costs and expenses (including reasonable, documented and out-of-pocket attorneys’ fees and expenses), of Collateral Agent or Buyers for preparing, amending, negotiating, administering, filing or recording any Transaction Document (including financing statements), including filing or recording fees, public record searches, notarization, courier and messenger services, real estate surveys, background checks, title policies and endorsements and environmental audits, (b) reasonable, documented and out-of-pocket fees and expenses of Collateral Agent or any Buyer in connection with any field examination, audit, appraisal or valuation permitted under the Transaction Documents, (c) all reasonable, documented and out-of-pocket costs and expenses (including taxes and insurance premiums) required to be paid by a Grantor or any of its Subsidiaries under any Transaction Document that are paid or advanced by Collateral Agent or any Buyer, and (d) any documented and out of pocket expenses of Collateral Agent or any Buyer (including reasonable attorneys’, accountants’, consultants’ and other advisors’ fees and expenses) incurred in connection with terminating, defending or enforcing the Transaction Documents (including during the continuance of an Event of Default) or in connection with the enforcement, protection or realization upon the Collateral (including, without limitation, those incurred in connection with any appeal, Insolvency Proceeding, “workout” or “restructuring” concerning any Grantor or any of its Subsidiaries or in exercising rights or remedies under the Transaction Documents, irrespective of whether a lawsuit or other adverse proceeding is brought), or otherwise incurred with respect to a Grantor or in connection with the transactions contemplated by the Transaction Documents.

“Code” means the Uniform Commercial Code, as the same may, from time to time, be enacted and in effect in the State of New York; provided, that, to the extent that the Code is used to define any term herein or in any Transaction Document and such term is defined differently in different Articles or Divisions of the Code, the definition of such term contained in Article or Division 9 shall govern; provided further, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, or priority of, or remedies with respect to, Collateral Agent’s Lien on any Collateral is governed by the Uniform Commercial Code in effect in a jurisdiction other than the State of New York, the term “Code” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority, or remedies and for purposes of definitions relating to such provisions.

“Collateral” means any and all properties, rights and assets of the Grantors party hereto described on Exhibit C, and any Equity Interests pledged pursuant to Section 2.4 hereof, other than all Excluded Property.

“Collateral Access Agreement” means a landlord waiver, bailee letter, or other agreement, in form and substance reasonably satisfactory to the Collateral Agent, pursuant to which a third party in possession or control of any Collateral, or the owner or operator of any premises on which any Collateral is stored or located, (a) acknowledges the Collateral Agent’s security interest in such Collateral, (b) waives or subordinates any Lien or claim such third party may have with respect to such Collateral, and (c) agrees to provide the Collateral Agent with access to such premises to exercise its rights and remedies with respect to such Collateral upon the occurrence and during the continuance of an Event of Default.

“Collateral Account” means any Deposit Account, Securities Account or Commodity Account of a Grantor, other than any Excluded Accounts.

“Commodity Account” means any “commodity account” as defined in the Code with such additions to such term as may hereafter be made.

“Collateral Release” has the meaning set forth in Section 5.

“Collateral Release DACA” has the meaning set forth in Section 5.

“Collateral Release Deposit” has the meaning set forth in Section 5.

“Copyrights” means any and all copyright rights, copyright applications, copyright registrations and like protections of a Person in each work of authorship and derivative work thereof, whether published or unpublished and whether or not the same also constitutes a trade secret.

“Deposit Account” means any “deposit account” as defined in the Code with such additions to such term as may hereafter be made, and includes any checking account, savings account or certificate of deposit.

“Equity Interests” means, with respect to any Person, any of the shares of capital stock of (or other ownership, membership or profit interests in) such Person, any of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership, membership or profit interests in) such Person, any of the securities convertible into or exchangeable for shares of capital stock of (or other ownership, membership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and any of the other ownership, membership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“Excluded Accounts” means (i) Collateral Accounts with a balance or maintaining assets valued not greater than $50,000 individually and $75,000 in the aggregate at any time and (ii) Collateral Accounts used exclusively for payroll, payroll taxes and other employee wage and benefit payments or other fiduciary obligations, provided that (A) such Collateral Accounts have been identified as such to Collateral Agent on the Perfection Certificate or, if any such Collateral Account is designated as such following the Closing Date, on the then-next Perfection Certificate delivered, and (B) the aggregate balance maintained in such Collateral Accounts shall not exceed the amount necessary to pay payroll, payroll taxes and other employee wage and benefit payments in the then-next payroll period.

“Excluded Locations” means the following locations where Collateral may be located from time to time: (a) locations where mobile office equipment (e.g. laptops, mobile phones and the like) may be located with employees in the Ordinary Course of Business, and (b) other locations where, in the aggregate for all such locations, less than $75,000 of Collateral is located, provided that the chief executive office or principal place of business of any Grantor shall not constitute an Excluded Location.

“Excluded Property” means, with respect to any Grantor, collectively, (i) property of such Grantor subject to Permitted Liens solely in the event and to the extent that a grant or perfection of a Lien in favor of Collateral Agent on any such property is prohibited by or results in a breach or termination of, or constitutes a default under, the documentation governing such Permitted Liens or the obligations secured by such Permitted Liens (other than to the extent that such terms would be rendered ineffective pursuant to Section 9.406, 9.407, 9.408 or 9.409 of the Code (or any successor provision or provisions) of any relevant jurisdiction and other than to the extent all necessary consents to creation, attachment and perfection of the Collateral Agent’s Liens thereon have been obtained) and, in any event, immediately upon the ineffectiveness, lapse or termination of such terms or the obtainment of such consents, such property shall cease to constitute Excluded Property and shall be Collateral, (ii) any personal property lease, contract, permit, license, franchise or letter of credit right of such Grantor, solely in the event and to the extent that a grant or perfection of a Lien on such personal property lease, contract, permit, license, franchise or letter of credit right is prohibited by applicable law or results in a breach or termination of, or constitutes a default under, any such personal property lease, contract, permit, license, franchise or letter of credit right (other than to the extent that such law or terms would be rendered ineffective pursuant to Section 9.406, 9.407, 9.408 or 9.409 of the Code (or any successor provision or provisions) of any relevant jurisdiction and other than to the extent all necessary consents to creation, attachment and perfection of the Collateral Agent’s Liens thereon have been obtained) and, in any event, immediately upon the ineffectiveness, lapse or termination of such law or terms or the obtainment of such consents, such personal property lease, contract, permit, license, franchise or letter of credit right shall cease to constitute Excluded Property and shall be Collateral, (iii) Excluded Accounts of any Grantor, (iv) any United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law, provided, that upon submission and acceptance by the United States Patent and Trademark Office of an amendment to allege use pursuant to 15 U.S.C. Section 1060(a) (or any successor provision) such intent-to-use trademark application shall cease to constitute Excluded Property and shall be Collateral, (v) following a Collateral Release, all Collateral of the applicable Grantor released pursuant to Section 5 other than the Retained Collateral, effective upon satisfaction of all conditions to such Collateral Release set forth in Section 5 and written confirmation by the Collateral Agent that it has received a first priority perfected security interest in the Collateral Release Deposit and the Blocked DACA Account.

“Exclusive Control Notice” has the meaning set forth in Section 3.2.

“General Intangibles” means all “general intangibles” as defined in the Code in effect on the Closing Date with such additions to such term as may hereafter be made, and includes without limitation, all Intellectual Property, claims, income and other tax refunds, security and other deposits, payment intangibles, contract rights, options to purchase or sell real or personal property, rights in all litigation presently or hereafter pending (whether in contract, tort or otherwise), insurance policies (including without limitation key man, property damage, and business interruption insurance), payments of insurance and rights to payment of any kind.

“Insolvency Proceeding” means any proceeding by or against any Person under the United States Bankruptcy Code, or any other bankruptcy or insolvency law, including assignments for the benefit of creditors, compositions, proceedings seeking an order to stay the rights of creditors, or proceedings seeking reorganization, arrangement, or other relief.

“Intellectual Property” means, with respect to any Grantor (or, as applicable, any of its Subsidiaries), all of such Person’s right, title, and interest in and to the following, whether owned, purported to be owned, or held pursuant to a license, sublicense or other similar arrangement:

(a) its Copyrights, Trademarks and Patents;

(b) any and all trade secrets and trade secret rights, including, without limitation, any rights to unpatented inventions, know-how, operating manuals;

(c) any and all source code;

(d) any and all design rights which may be available to such Person;

(e) any and all claims for damages by way of past, present and future infringement of any of the foregoing, with the right, but not the obligation, to sue for and collect such damages for said use or infringement of the Intellectual Property rights identified above;

(f) all amendments, renewals and extensions of any of the Copyrights, Trademarks or Patents; and

(g) its Licensed IP and all rights of such Person thereunder, to the extent assignable or in which a security interest may be granted without breaching the applicable license agreement, or for which any necessary consent has been obtained.

“Licensed IP” means, with respect to any Grantor, all Intellectual Property that such Grantor has the right to use, develop, commercialize, sublicense or otherwise exploit pursuant to an exclusive, perpetual, irrevocable or other license, sublicense or similar arrangement with a third party, including, without limitation, the license arrangements with GoQuantum SpA, Lakes Environmental USA Inc., Qombat Ltd. And WiseP2P OU, together with all rights of such Grantor under the applicable license agreement, in each case to the extent assignable or in which a security interest may be granted without breaching the applicable license agreement, or for which any necessary consent has been obtained.

“Material Subsidiary” means, as of any date of determination, any Subsidiary of the Company that, as of the last day of the most recently ended fiscal quarter for which financial statements are available, (i) had total assets representing two percent (2%) or more of the consolidated total assets of the Company and its Subsidiaries as of such date, or (ii) had total revenues representing two percent (2%) or more of the consolidated total revenues of the Company and its Subsidiaries for the four consecutive fiscal quarter period ending on such date, in each case determined in accordance with GAAP, or that is otherwise designated as a Material Subsidiary in the Perfection Certificate.

“Obligations” means all loans, advances, debts, liabilities, obligations, covenants, or duties for the performance of obligations or the payment of monetary amounts (whether or not such performance is then required or contingent, or such amounts are fixed or determined, and whether or not the claim for any such amount is reduced to judgment or liquidated), whether voluntary or involuntary, direct or indirect, absolute or contingent, liquidated or unliquidated, whether or not jointly owed with others, whether or not from time to time decreased or extinguished and later increased, created or incurred, whether or not recovery of any such obligation may be barred by a statute of limitations or whether or not such obligation may otherwise be or become unenforceable, owing by the Company or any other Grantor to any Buyer, the Collateral Agent, or any Collateral Agent Indemnitee (as defined in the Securities Purchase Agreement), arising under or in connection with any of the Transaction Documents, whether now existing or hereafter arising, including: (a) all principal, premium (if any), redemption payments, interest (including any interest that accrues after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in such Insolvency Proceeding), fees, costs, charges, liquidated damages and expenses under the Notes and, from and after the Business Combination Closing, the PubCo Notes (as defined in the Securities Purchase Agreement); (b) from and after the Business Combination Closing, all obligations of PubCo or any other Grantor arising under or in connection with the Warrants (as defined in the Securities Purchase Agreement); (c) all indemnification obligations under or in connection with the Transaction Documents; (d) all fees, costs and expenses payable to the Collateral Agent or any Buyer under any Transaction Document; (e) Buyer Expenses, and (f) all other monetary and performance obligations of the Company or any other Grantor under any Transaction Document, including all renewals, extensions, amendments and modifications of any of the foregoing.

“Ordinary Course of Business” means, in respect of any transaction involving any Person, the ordinary course of such Person’s business as conducted, or proposed to be conducted, by any such Person in accordance with (a) the usual and customary customs and practices in the kind of business in which such Person is engaged, and (b) the past practice and operations of such Person, and in each case, undertaken by such Person in good faith and not for purposes of evading any covenant or restriction in any Transaction Document.

“Patents” means all patents, patent applications and like protections of a Person including without limitation improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same and all rights therein provided by international treaties or conventions.

“Permitted Liens” has the meaning given in the Notes.

“Permitted Locations” means, collectively, the following locations where Collateral may be located from time to time: (a) locations identified in the Perfection Certificate or from time to time identified to Collateral Agent in accordance with applicable Transaction Documents and (b) the Excluded Locations.

“Responsible Officer” means with respect to any Person, any of the Chief Executive Officer, President or Chief Financial Officer of such Person.

“Securities Account” means any “securities account” as defined in the Code with such additions to such term as may hereafter be made.

“Security Instrument” means any security agreement, assignment, pledge agreement, financing or other similar statement or notice, continuation statement, other agreement or instrument, or any amendment or supplement to any thereof, creating, governing or providing for, evidencing or perfecting any security interest or Lien.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or joint venture in which (i) any general partnership interest or (ii) more than fifty percent (50%) of the stock, limited liability company interest, joint venture interest or other Equity Interest which by the terms thereof has the ordinary voting power to elect the board of that Person, at the time as of which any determination is being made, is owned or controlled by such Person, directly or indirectly. Unless the context otherwise requires, each reference to a Subsidiary herein shall be a reference to any direct or indirect Subsidiary of the Company.

“Trademarks” means any trademark and service mark rights of a Person, whether registered or not, applications to register and registrations of the same and like protections, and the entire goodwill of the business connected with and symbolized by such trademarks.

EXHIBIT B

REQUIREMENTS FOR INSURANCE DOCUMENTATION

Contact Information for Insurance Documentation:

EOT AC LLC c/o Ayrton Capital LLC 55 Post Road West, 2nd Floor Westport, CT 06880

Document Requirements:

Document	Requirement
1. Certificate of Liability Insurance (ACORD FORM 25)	●	EOT AC LLC and its successors and assigns, as collateral agent, to be designated as “Additional Insured”.
General Liability Endorsement (Additional Insured Endorsement)	●	EOT AC LLC and its successors and assigns, as collateral agent, to be named in additional insured endorsement.
2. Evidence of Commercial Property Insurance (ACORD FORM 28)	●	All-risk commercial property insurance incurring all of each Grantor’s property. EOT AC LLC name and address to be designated in Name and Address of Additional Interest. Insured locations to include all locations of each Grantor listed in the Perfection Certificate.
Commercial Property Endorsement (Lender’s Loss Payable Endorsement)	●	EOT AC LLC, and its successors and assigns, as collateral agent, to be scheduled and designated as “Lender Loss Payable” by endorsement. Lender loss payable clause with stipulation that coverage will not be cancelled without a minimum 30 days’ notice of cancellation (or at least ten (10) days’ prior written notice for non-payment of premium).
3. Commercial Automobile Insurance	●	Commercial auto liability insurance covering all owned, hired, and non-owned vehicles.

B-1

EXHIBIT C

COLLATERAL DESCRIPTION

The Collateral consists of all of each Grantor’s right, title and interest in and to the following property wherever located, whether now owned or existing or hereafter acquired, created or arising:

All goods, Accounts, Equipment, real property, Inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, General Intangibles, Intellectual Property, commercial tort claims, Documents, Instruments (including any promissory notes), Chattel Paper (whether tangible or electronic), cash, Deposit Accounts, letters of credit rights (whether or not the letter of credit is evidenced by a writing), securities, and all other Investment Property, Supporting Obligations, and financial assets, whether now owned or hereafter acquired, wherever located; and all of each Grantor’s Books relating to the foregoing, and any and all claims, rights and interests in any of the above and all substitutions for, additions, attachments, accessories, accessions and improvements to and replacements, products, proceeds (both cash and non-cash) and insurance proceeds of any or all of the foregoing, in each case subject to Section 5, including the Collateral Agent’s continuing security interest in the Retained Collateral.

C-1

Exhibit 10.8

AMENDMENT NO. 1

TO

LETTER AGREEMENT

This AMENDMENT is made and entered into as of September 17, 2026 (this “Amendment”), by and among Silicon Valley Acquisition Corp., a Cayman Islands exempted company (the “Company”), Silicon Valley Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), each of the undersigned individuals, each of whom is a member of the Company’s board of directors and/or management team (each an “Insider” and, collectively, the “Insiders”). Each of the foregoing will individually be referred to herein as a “Party” and, collectively as the “Parties”. Capitalized terms used, but not otherwise defined, herein shall have the respective meanings assigned to such terms in the Letter Agreement (as defined below).

RECITALS:

WHEREAS, the Company, the Sponsor and the Insiders entered into that certain Letter Agreement, dated as of December 22, 2025 (as the same may be amended from time to time in accordance with its terms, the “Letter Agreement”), in connection with the Company’s underwritten initial public offering;

WHEREAS, the Sponsor intends to Transfer certain of its Founder Shares (the “Transaction Support Shares”) to certain investors and other third parties (the “Transaction Support Transferees”) pursuant to the terms and conditions of the Sponsor Support Agreement, dated as of June 17, 2026 (as amended on August 6, 2026, and as the same may be amended from time to time in accordance with its terms), by and among the Sponsor, the Company and EigenQ, Inc., a Delaware corporation (“EigenQ” or the “Company”) and the Business Combination Agreement (as amended on August 6, 2026 and as of the date hereof, and as the same may be amended from time to time in accordance with its terms, the “Business Combination Agreement”) by and among the Company, SVAQ Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”), and EigenQ, pursuant to which, among other things and subject to the terms and conditions contained therein, (i) the Company will transfer by way of continuation from the Cayman Islands to the State of Delaware and domesticate (the “Domestication”) as a Delaware corporation prior to the consummation of the Business Combination (the “Business Combination Closing”), and (ii) Merger Sub will merge with and into EigenQ (the “Merger”, together with the Domestication and such other transactions contemplated under the Business Combination Agreement, collectively, the “Business Combination”);

WHEREAS, the Parties desire that the Lock-up Periods and the other transfer restrictions set forth in paragraph 7 of the Letter Agreement not apply to any of the following: (a) the Transaction Support Transferee identified on Annex A as of the date hereof (the “Investor”); (b) any other Transaction Support Transferee designated by the Sponsor, in its sole discretion, after the date hereof (together with the Investor, the “Designated Support Transferees”); or (c) any Transaction Support Shares Transferred to any Designated Support Transferee;

WHEREAS, pursuant to paragraph 12 of the Letter Agreement, the Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by (a) each Insider that is the subject of any such change, amendment, modification or waiver and (b) the Sponsor; and

WHEREAS, the Parties desire to amend the Letter Agreement upon the Business Combination Closing as set forth herein.

NOW, THEREFORE, in consideration of the covenants, promises and the representations and warranties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows, with each of the following provisions to be effective upon the Business Combination Closing:

1. Amendment to Paragraph 3.

The penultimate sentence of Paragraph 3 of the Letter Agreement is hereby amended by adding the language in italics below:

“Each of the Insiders and Sponsor acknowledges and agrees that, prior to the effective date of any release or waiver, of the restrictions set forth in this paragraph 3 or paragraph 7 below, other than with respect to the Transaction Support Shares, Company shall announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.”

2. Amendment to Paragraph 7.

a.	Paragraph 7(c) of the Letter Agreement is hereby amended by adding the following as a new permitted transfer at the end thereof: “; and (x) to Designated Support Transferees.”

b.	Paragraph 7 of the Letter Agreement is hereby amended by adding the following new subparagraph (d):

“(d) Notwithstanding anything to the contrary in this paragraph 7 (including paragraphs 7(a), 7(b) and 7(c)) or elsewhere in this Letter Agreement, none of the transfer restrictions or Lock-up Periods set forth in this paragraph 7 shall apply to Designated Support Transferees or to any Transaction Support Shares Transferred to such Designated Support Transferees. Designated Support Transferees shall not be subject to the Lock-up Periods with respect to any such securities and may Transfer any such securities at any time without restriction under this paragraph 7 and without any requirement that Designated Support Transferees execute an agreement to be bound by the Lock-up Periods or the transfer restrictions set forth in this paragraph 7. For the avoidance of doubt, this paragraph 7(d) shall not release the Sponsor or any Insider from the Lock-up Periods with respect to any Founder Shares, Private Placement Units, Private Placement Shares, Private Placement Warrants or Ordinary Shares that continue to be held by the Sponsor or such Insider and are not Transferred to Designated Support Transferees.”

3. Counterparts; Electronic Delivery. This Amendment may be executed in counterparts, all of which shall be considered one and the same document and shall become effective when such counterparts have been signed by each Party and delivered to the other Party, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Party of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. The exchange of a fully executed Amendment (in counterparts or otherwise) in pdf, docusign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Amendment.

4. Effect of This Amendment. This Amendment is made a part of the Letter Agreement. Except as otherwise expressly provided herein, the Letter Agreement is, and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects, except that on and after the date hereof all references in the Letter Agreement to “this Letter Agreement”, “hereto”, “hereof”, “hereunder” or words of like import referring to the Letter Agreement shall mean the Letter Agreement as amended by this Amendment. Any reference to the Letter Agreement contained in any notice, request, certificate or other document executed concurrently with or after the execution and delivery of this Amendment shall be deemed to refer to the Letter Agreement as modified by this Amendment unless the context shall otherwise require.

5. Other Provisions. All other provisions of the Letter Agreement not specifically amended by this Amendment shall remain in full force and effect.

6. Amendment. This Amendment may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by (a) each Insider that is the subject of any such change, amendment, modification or waiver and (b) the Sponsor.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above.

the Company:

SILICON VALLEY ACQUISITION CORP.

By:	/s/ Dan Nash
Name:	Dan Nash
Title:	Chief Executive Officer

the Sponsor:

SILICON VALLEY ACQUISITION SPONSOR LLC

By:	/s/ Dan Nash
Name:	Dan Nash
Title:	Managing Member

Insiders:

By:	/s/ Dan Nash
Name:	Dan Nash

By:	/s/ Martin Zinny
Name:	Martin Zinny

By:	/s/ David O’Neil
Name:	David O’Neil

By:	/s/ Adam Nash
Name:	Adam Nash

By:	/s/ Matthew Murphy
Name:	Matthew Murphy

By:	/s/ Jackson Fu
Name:	Jackson Fu

By:	/s/ Pankaj Shah
Name:	Pankaj Shah

[Signature Page to Amendment No. 1 to Letter Agreement]

Annex A

EOT AC LLC

Exhibit 99.1

EigenQ and Silicon Valley Acquisition Corp. Announce Approximately $45M Committed Financing to Support EigenQ’s Commercialization

Austin, Texas – September 18, 2026 – EigenQ, Inc. (“EigenQ”), an applied quantum technology company building the trusted infrastructure for the Quantum Era, and Silicon Valley Acquisition Corp. (“SVAQ”) (Nasdaq: SVAQ), a publicly traded special purpose acquisition company, today announced that EigenQ has entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor providing financing to support EigenQ’s commercialization plans.

The financing is comprised of approximately $45 million in the form of a convertible note, of which approximately $22.5 million was funded upfront with the remaining expected to fund at completion of the previously announced Business Combination between EigenQ and SVAQ. EigenQ expects to use the net proceeds of the financing to accelerate commercialization of its quantum-safe security portfolio, expand delivery capacity alongside its OEM and channel partners, continue R&D across quantum security, communications, networking and sensing, and for working capital and general corporate purposes.

Dr. José R. Rosas-Bustos, Chief Executive Officer of EigenQ. “Today’s announcement is a major milestone for EigenQ. It represents an important endorsement of what we have already built and our ability to bring together exceptional partners and institutions to participate in our story. This investment accelerates our mission to offer quantum solutions that can add significant value to companies in the post quantum world.”

Dr. Jesse Van Griensven Thé, Chairman of EigenQ, added, “We believe that our key strategic decisions of undertaking a capital-light approach through partnerships and building sustainable operations with optimal capital deployment have led us to our first institutional capital raise. We are excited to bring the EigenQ story to the public markets as this financing full funds us through cash flow breakeven.”

Dan Nash, Chief Executive Officer of SVAQ, said, “We believe that the quantum technology market represents a generational opportunity and EigenQ is well positioned to capture it. We remain excited to partner with EigenQ’s exceptional leadership team and the new investor as EigenQ moves towards the public markets.”

Building the Quantum Era Infrastructure

•	EigenQ develops quantum technologies designed to address critical challenges spanning cybersecurity, digital trust, AI infrastructure, communications, sensing, and advanced computing. Through a growing portfolio of intellectual property, strategic partnerships, and commercial products, EigenQ is building technologies intended to support multiple segments of the emerging quantum economy.

•	While the Company’s initial commercialization efforts are focused on quantum-resilient security and trusted infrastructure, EigenQ’s broader vision extends across a range of quantum-enabled technologies expected to shape future government, enterprise, industrial, and national-security systems.

Commercial Momentum and Anticipated Execution

●	EigenQ has focused on innovation and commercialization, translating years of research and development into deployable, market-ready solutions that are aligned with current regulatory requirements, customer needs, and procurement frameworks.

●	EigenQ has established strategic collaborations with leading global technology partners including HPE, AMD, WNC, and TD SYNNEX. Importantly, the Company has established pathways for technology integration, manufacturing scale, distribution, and deployment across both public and private sector environments. These technologies are designed to reduce barriers to implementation.

●	Initial commercialization efforts are focused on government, defense, and critical infrastructure markets, where regulatory requirements and security mandates are creating immediate demand. Subsequently, the Company expects to expand across enterprise infrastructure, artificial intelligence platforms, financial services, telecommunications, healthcare, industrial systems, and international markets.

Major Strategic Collaborations

●	TD SYNNEX & AMD: Announced a collaboration to help organizations evaluate and prepare AMD EPYC processor-based server environments for post-quantum security migration and phased infrastructure modernization.

●	WNC Corporation: Partnered to accelerate volume production and go-to-market strategies for quantum-safe servers, appliances, and edge devices.

●	HPE & Intel Ecosystem: Aligned technology integrations to support platform retrofitting, secure workload protection, and cryptographic agility across enterprise and public sectors.

The Business Combination

●	EigenQ announced a definitive business combination agreement with Silicon Valley Acquisition Corp. valuing the combined company at an estimated $3 billion enterprise value that would take the quantum technology company public on Nasdaq Global Market under the ticker symbol “EIGQ”, subject to shareholder approval, regulatory approvals and other customary closing conditions.

●	The Business Combination Agreement has been unanimously approved by the Board of Directors of SVAQ and the Board of Directors of EigenQ.

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●	The proposed transaction, expected to close in the fourth quarter of 2026 pending shareholder and regulatory approvals, would provide EigenQ with additional access to capital while existing shareholders are expected to retain significant ownership stakes.

Advisors

Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC, is serving as Exclusive Financial Advisor, Lead Capital Markets Advisor and Sole Placement Agent to EigenQ. Ellenoff Grossman & Schole LLP is acting as legal counsel to EigenQ, Greenberg Traurig, LLP is acting as legal counsel to SVAQ and Reed Smith LLP is acting as legal counsel to Cohen & Company Securities, LLC. The Blueshirt Group is providing investor relations advisory services to EigenQ and AUM Media is providing investor relations advisory services to SVAQ.

About EigenQ

EigenQ is an applied quantum technology company building the trusted infrastructure for the Quantum Era. Headquartered in Texas, USA, the company develops and commercializes foundational technologies across quantum security, communications, networking and sensing — helping public and private sectors globally prepare for a future shaped by quantum computing and AI.

Working alongside a global ecosystem of OEMs, technology partners and industry leaders, EigenQ today delivers deployable, market-ready solutions that combine post-quantum cryptography, quantum-derived entropy, hardware-rooted trust, secure identity and cryptographic agility to strengthen existing digital infrastructure.

For more information, visit https://www.eigenq.com.

About Silicon Valley Acquisition Corp.

Silicon Valley Acquisition Corp. is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Media Contacts

EigenQ Media Relations
Contact@EigenQ.com

EigenQ Investor Relations
IR@EigenQ.com

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Important Information About the Proposed Business Combination and Where to Find It

This communication relates to a proposed business combination transaction (“Business Combination”) between EigenQ and SVAQ. The proposed Business Combination will be submitted to the shareholders of SVAQ for their consideration. A draft registration statement on Form S-4 (as may be amended or supplemented, the “Registration Statement”) has been submitted for review by the SEC, to be followed by a publicly-filed Registration Statement, which will include preliminary and definitive proxy statements to be distributed to SVAQ’s shareholders in connection with SVAQ’s solicitation for proxies for the vote by SVAQ’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the securities to be issued in connection with the completion of the proposed Business Combination. After the Registration Statement has been filed and declared effective by the SEC, SVAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination.

SVAQ’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus in connection with SVAQ’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents will contain important information about SVAQ, EigenQ, PubCo and the proposed Business Combination. This press release does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. SVAQ and EigenQ may also file other documents with the SEC regarding the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by SVAQ, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Silicon Valley Acquisition Corp., 228 Hamilton Avenue, 3rd Floor, Palo Alto, CA 94301.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the proposed Business Combination and the parties thereto. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the proposed Business Combination between SVAQ and EigenQ; the anticipated benefits and timing of the proposed Business Combination; expected trading of PubCo securities on Nasdaq; PubCo’s potential future financial performance; PubCo and EigenQ’s ability to execute the Company’s business strategy; EigenQ’s market opportunity and positioning; and other statements regarding the transaction parties’ intentions, beliefs, or expectations with respect to the Pubco’s future performance, are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of EigenQ’s and SVAQ’s management and are not predictions of actual performance.

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These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of EigenQ and SVAQ. These forward-looking statements are subject to a number of risks and uncertainties, including (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against EigenQ or SVAQ, PubCo or others following the announcement of the proposed Business Combination; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders SVAQ or stockholders of EigenQ or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; (5) the ability to meet and, after closing, maintain stock exchange listing standards in connection with or following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of EigenQ as a result of the announcement and consummation of the proposed Business Combination; (7) EigenQ’s ability to scale and grow its business, and the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, Pubco’s and the Company’s ability to successfully execute EigenQ’s business plans, deploy products and services that are accepted in the marketplace, grow and manage growth, maintain relationships with customers, and retain the services of management and key employees, as well as by numerous other factors including, without limitation, the timeline and scope of governmental mandates applicable to EigenQ’s business, competition, and further developments in quantum computing technology; (8) risks that the Business Combination disrupts EigenQ’s current plans and operations; (9) the ability to implement business plans, identify and realize additional opportunities, and meet or exceed management’s current expectations for EigenQ’s business; (10) political, social or economic instability, including in emerging markets, such as the Middle East and other countries in which EigenQ, PubCo, relevant OEMs and other channel participants and customers of some or all of the foregoing operate or plan to operate; (11) risks relating to product development and commercialization timing, OEM integration, customer adoption and strategic participant and manufacturer, supplier and distribution relationships; (12) EigenQ’s ability to maintain and recognize benefits from its existing strategic relationships; (13) costs related to the proposed Business Combination; (14) changes in applicable laws or regulations; (15) changes in government mandates, requirements and standards as they relate to quantum security and infrastructure; (16) EigenQ’s estimates of expenses and capital needs and related management assumptions regarding, among other matters, the potential timeline to consummate the proposed transaction, shareholder redemptions and transaction consideration or other adjustments; (17) any downturn or volatility in economic conditions; (18) changes in the competitive environment affecting EigenQ or its customers, including EigenQ’s inability to introduce new products or technologies; (19) the impact of pricing pressure and erosion; (20) supply chain risks; (21) risks to EigenQ’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against EigenQ or PubCo; (22) the possibility that EigenQ, SVAQ and Pubco may be adversely affected by other economic, business and/or competitive factors; (23) EigenQ’s estimates of the Company future potential performance; (24) risks related to the fact that SVAQ is incorporated in the Cayman Islands and governed by Cayman Islands law; (25) and other factors discussed in SVAQ’s Annual Report on Form 10-K filed with the SEC on March 31, 2026, under the heading “Risk Factors”, and subsequent Quarterly Reports on Form 10-Q, the Registration Statement on Form S-4, once publicly-filed with the SEC and proxy statement/prospectus included therein, or other documents that will be filed with the SEC. If any of these risks materialize or our assumptions with respect thereto prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither EigenQ nor SVAQ presently knows or that EigenQ and SVAQ currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect EigenQ’s and SVAQ’s expectations, plans, beliefs or forecasts of future events as of the date of this press release. EigenQ and SVAQ anticipate that subsequent events and developments will cause EigenQ’s and SVAQ’s assessments to change. However, while EigenQ and SVAQ may elect to update these forward-looking statements at some point in the future, EigenQ and SVAQ specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing EigenQ’s and SVAQ’s assessments as of any date after the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser of securities to avail itself of any exemption under the Securities Act.

Participants in Solicitation

SVAQ, EigenQ and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from SVAQ’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SVAQ’s shareholders in connection with the proposed Business Combination will be set forth in SVAQ’s proxy statement/prospectus when it is filed with the SEC. You can find more information about SVAQ’s directors and executive officers in SVAQ’s Annual Report on Form 10-K filed with the SEC on March 31, 2026. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

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